VAIL RESORTS



Extraordinary Resorts, Exceptional Experiences.

i Resort

2007 ANNUAL REPORT

Extraordinary Resorts. Exceptional Experiences.™

Why Vail Resorts

01

We are the premier mountain resort company in the world and a leader in luxury, destination-based travel at iconic locations.

02

Our mission is simple:
Extraordinary Resorts. Exceptional Experiences.™

03

Everything we do needs to be aligned with our five stakeholders:

Our Guests
Our Employees
Our Communities
Our Natural Environment
Our Shareholders

04

Growth Engines:

Our Mountain segment is growing organically and through opportunistic acquisitions.

Our Lodging segment is expanding organically and through new mountain and warm-weather resorts.

Our Real Estate segment pipeline is full with exciting new luxury development opportunities.

October, 2007

To Our Shareholders:

At Vail Resorts, our mission is simple: Extraordinary Resorts, Exceptional Experiences. Our Company operates resorts in some of the most iconic locations in the world, all defined by the spectacular natural setting that surrounds them.

For the cover of our annual report this year, we thought it critical to make sure everyone understood the mission that drives our Company and our performance. And in fiscal 2007, our dedication to that mission resulted in delivering very strong performance across so many metrics and taking numerous steps to help position our Company for the future.

In fiscal 2007, our Mountain and Lodging segments experienced continued growth with Resort Reported EBITDA, representing the combination of our Mountain and Lodging segments, increasing 16.3% for the year. Over the last five years our Resort Reported EBITDA has grown at a compound annual growth rate of 21.5%, with double-digit organic growth in each year. Our Resort Reported EBITDA success has been fueled by our strong operating model, including growing our mountain resort destination visitation and our season pass revenue, consistent price increases, revenue growth across all of our ancillary businesses, increased revenue from our lodging operations and high flow through of that revenue to the bottom line. On the real estate side, we continued the construction phase on several of our vertical real estate developments as we transition to closing on these existing projects in fiscal 2008 and beyond. Our net income rose 34.2% in fiscal 2007 to $61.4 million.

Vail Resorts is both a market share leader and a quality leader in the mountain resort industry. For the 2006/2007 ski season, our Breckenridge, Vail and Keystone resorts were the three most visited ski resorts in the United States, and our Heavenly and Beaver Creek resorts also were in the top ten. All five resorts again finished in the top 20 SKI Magazine rankings, including Vail at #2, Breckenridge at #7, Beaver Creek at #8 and Keystone at #11. Although ranked #2 in 2007, Vail has been ranked #1 for 14 of the past 20 years. The quality rankings are a testament to our passionate employee base who create the top-notch service levels our guests enjoy, together with the iconic nature of our resorts themselves. The resorts are also further enhanced by our continued capital investments, including our significant base area improvements driven by our real estate development.

We are committed to aligning the needs of our five key stakeholders: Our Guests, Our Employees, Our Communities, Our Natural Environment and Our Shareholders. Our Company's future intertwines with each of these constituents as we strive to create value with and for each stakeholder. As a way to better communicate Vail Resorts' goals, mission and story, we have recently redesigned our corporate website at www.vailresorts.com. This is a great venue for you to see what makes Vail Resorts truly unique. The website was designed to provide visitors a greater insight into the Company as we share our perspectives on "Who We Are," "What We Believe" and "What We Do" as well as the importance of our stakeholders and environmental initiatives. It also has an enhanced investor relations section allowing you to easily review our latest financial information and presentations. We hope that you take advantage of this tool as a way to get to know us better.

The Mountain Segment

Our Mountain results were favorably impacted in fiscal 2007 by a 7.0% increase in destination visitation at our Colorado mountain resorts, a 10.3% increase in effective ticket price, or "ETP," for all of our resorts, a 17.7% increase in season pass revenue and corresponding strong revenue increases in our ancillary businesses including ski school, dining and retail/rental. We delivered all of these results despite some challenging weather conditions, especially at our Heavenly resort. The continued growth in ETP is certainly a strong indication that our guests see value in the experience we offer and the investments we make at our resorts.

Total visitation at all five of our resorts for the 2006/2007 ski season decreased 1.1% compared to the prior season. While the Colorado resorts' visitation for the 2006/2007 ski season increased 1.0%, Heavenly's visitation experienced a 12.0% decline related to unfavorable weather conditions during the ski season. The increase in Colorado visitation was driven by the 7.0% increase in destination guests, offset by an 8.6% decline from in-state visitation. In-state Colorado visitation, primarily reflecting visitation by season pass holders, was negatively impacted by adverse weather conditions, especially in the Denver metropolitan area. However, revenue from those season pass holders was up significantly as we essentially lock in the revenue from that segment of our visitation before the season even starts. In fiscal 2007, season pass revenue comprised a significant 25% of our total lift revenue, meaning that one quarter of our full year's lift revenue is essentially secured from our most weather sensitive guests prior to the start of our season. The strong 10.3% ETP increase was favorably impacted by absolute price increases, and the larger share of our visits coming from destination visitors, who constitute nearly two-thirds of our total visitation and generally purchase the higher price lift ticket products.

Total lift ticket revenue represents less than 50% of our total Mountain segment revenue, another strong indication of our comprehensive resort experience offering. Our non-lift ticket Mountain segment revenue, which includes our ski school, dining and retail/rental operations, increased 5.9% in fiscal 2007 as well. Given the high fixed cost nature of our business model and our ability to control costs, we were able to flow through a significant 59% of our revenue increase to the Mountain segment bottom line. Our Mountain Reported EBITDA as a percentage of Mountain revenue, which includes fully loaded general and administrative expenses, increased two percentage points from 29.2% to 31.2% in fiscal 2007. Overall Mountain Reported EBITDA increased 14.6% to $207.7 million.

The Lodging Segment

In fiscal 2007, we were pleased by the expansion of our RockResorts luxury hotels portfolio with a number of truly iconic new locations, including the addition of The Hotel Jerome in Aspen; the upcoming openings this year of The Arrabelle at Vail Square and The Landings St. Lucia; and the construction of The Chateau at Heavenly Village, Eleven Biscayne Hotel & Spa in Miami, Rum Cay Resort Marina in The Bahamas and our most recent announcement of One Ski Hill Place in Breckenridge. We continue to seek select opportunities to manage properties of distinction outside of our mountain resorts not only in the United States, but also in the Caribbean and other warm-weather destinations, as we further diversify the incredible landscapes and experiences available within our collection of world-class resorts.

The overall guest experience at our resorts is greatly enhanced by our Lodging segment and reflected in the Lodging results for fiscal 2007. Our average daily rate and revenue per available room increased 8.5% and 9.5%, respectively at our owned hotels and managed condominiums around our mountain resorts on a same store basis. Lodging Reported EBITDA in fiscal 2007 was $18.2 million, representing a 38.8% increase over fiscal 2006. The increase was driven in part by the strong performance from our owned or managed hotels and condominiums at the base of our Colorado resorts, which leveraged the positive destination visitation trends in our Mountain segment. Our Lodging results also included revenue associated with termination fees, reflective of the transition of replacing a few previously managed lodging properties outside of our mountain resorts with the several recently announced new RockResorts luxury resorts in truly iconic locations.

The Real Estate Segment

Our real estate development projects provide us with an opportunity to reshape the landscape at the base of our mountain resorts, drive our guest experience and further the potential for our Mountain and Lodging operations while generating opportunities to capture profits on their own. While fiscal 2007 was still a construction year for us, fiscal 2008 will mark an exciting time for our Company as we begin to transition from construction of our vertical real estate development projects to closing on these projects. Not only do these developments expand the destination bed base for our mountain resorts, they often include a number of amenities, which also enhance the resort aesthetics.

Our significant projects that are currently in the development phase include The Arrabelle, The Lodge at Vail Chalets, The Ritz-Carlton Residences, Vail and Crystal Peak Lodge and One Ski Hill Place in

Breckenridge. These projects will factor strongly into our results in fiscal year 2008 and beyond. We are very excited that our Arrabelle project will be closing in fiscal 2008, not only resulting in real estate cash flow but most significantly, completely redefining the guest experience at one of the main portals to our Vail Mountain including a luxury hotel, spa, restaurants, retail and skating rink. Similarly, the Vail Front Door project should be closing beginning in the summer of calendar 2008 offering thirteen new luxury Lodge at Vail Chalets, a new skier services area, a new spa and suites at The Lodge at Vail and the Vail Mountain Club, the premier mountain club in North America. For fiscal 2007, Real Estate Reported EBITDA decreased $9.2 million to a loss of $2.5 million due to the timing of real estate closings, incremental costs relating to our Jackson Hole Golf & Tennis Club project, marketing costs for projects not yet closed and higher infrastructure costs as we build a real estate organization capable of steering the projects in our pipeline to fruition.

Overall Performance

Overall, in fiscal 2007 our Total Reported EBITDA was $223.4 million, representing an 11.1% increase from fiscal 2006. For fiscal 2007, our net income was $61.4 million, representing a 34.2% increase from fiscal 2006.

Capitalization

We ended fiscal 2007 in a very strong cash position and continue to build cash from our operating results even as we invest in Resort capital expenditures. At the end of our 2007 fiscal year, we had Net Debt, defined as long-term debt plus long-term debt due within one year less cash and cash equivalents, of $363.3 million compared to $339.4 million at the end of fiscal 2006 with Net Debt in fiscal 2007 including an increase in non-recourse real estate financing of $73.5 million. This equates to an improvement in the ratio of Net Debt to Total Reported EBITDA calculated on a trailing twelve months basis, from 1.69x at the end of fiscal 2006 to 1.63x at the end of fiscal 2007, which is especially impressive given that our real estate held for sale and investment increased from $259.4 million to $357.6 million, or 37.9%, during the same period. We ended fiscal 2007 with $230.8 million of cash on hand, excluding restricted cash, and no revolver borrowings under our senior credit facility.

During fiscal 2007, we continued repurchasing shares under our share repurchase program announced in fiscal 2006. Our purchases under this program are reviewed with our Board of Directors quarterly and are based on a number of factors as we evaluate the appropriate uses of our excess cash, including but not limited to the share repurchase program.

Environmental Stewardship

Given the spectacular natural settings that define our resorts, our product could really be viewed as being the "great outdoors." As such, our Company has a special obligation to do our part to protect the environment that is central to the experience we provide our guests. At the same time, we have a special opportunity to use our environmental efforts to continually remind our guests of the beauty of the iconic locations in which we operate. In each of our environmental initiatives, we seek to align the interests of our guests, the environment and our shareholders. Some of our most recent initiatives include the following:

- Our announcement to serve natural meats and organic dairy in all of our casual mountain dining facilities for the upcoming 2007/2008 ski season. As a result, Vail Resorts will serve more meals with natural meats and organic dairy than any other company in North America.

- Offsetting 100% of our company-wide electricity use by purchasing approximately 145,000 megawatt-hours of wind energy for our five mountain resorts, our lodging properties, over 145 retail/rental locations and our corporate headquarters in Broomfield, Colorado.

- Partnering with the National Forest Foundation, a nonprofit partner of the U.S. Forest Service, to raise money for conservation projects in Colorado's White River National Forest and the national forests of Lake Tahoe Basin in California and Nevada, where we operate our five mountain resorts.

- Building green through LEED-certified projects including Ever Vail, The Chateau at Heavenly Village and our corporate offices in Broomfield.

- Recycling of natural resources and appropriate disposal or reuse of waste materials are thoroughly integrated into the daily operations of each of our resorts.

- Conserving the natural resources to reduce the impact on our environment.

- Supporting the annual efforts of numerous local conservation and community organizations through millions of dollars in cash and in-kind donations and the hands-on volunteer service of our employees.

We look forward to continuing our initiatives in this critical area as we operate in natural settings every day of the year.

What's on the Horizon for Us?

In addition to the opening of the new Arrabelle hotel and related commercial components in January 2008 and The Landings St. Lucia in December 2007, our guests will also be able to experience a number of other new amenities for the 2007/2008 ski season. This season, we will open Beaver Creek's Buckaroo Express Gondola, our new children's gondola that will further enhance what is arguably the premier children's ski and snowboard school in North America. We will also install two new high-speed quad chairlifts at Vail, replacing chairs 10 and 14, which will allow more convenient and faster access to Vail's Back Bowls, Blue Sky Basin and Two Elk Restaurant. Finally, we will open Heavenly's new high-speed Olympic Express chairlift, which will provide access to hundreds of acres of tree and gladed skiing in the North Bowl area as well as the launch of our new Heavenly Sky Flyer, which will take guests on a 50-mile-an-hour zip line ride right into a spectacular view of Lake Tahoe. With these and many other capital investment projects, we continue to distance ourselves from the other resorts as we lead the way in offering our guests exceptional experiences.

As we look to the future, I see great things for Vail Resorts. Our five world-class resorts provide an unparalleled guest experience in truly iconic natural environments. We will continue to grow our mountain business organically while always being on the lookout for opportunistic acquisitions. We will be focused on expanding our lodging business through new mountain and warm-weather resorts.

Finally, we have a pipeline of new and exciting luxury real estate development opportunities at our mountain resorts, which should deliver profitable results on their own and will deliver significant upgrades to our resorts' base areas. Our mission of Extraordinary Resorts, Exceptional Experiences means always improving our resorts and enhancing the experience we provide our guests while continuing to deliver superior financial performance. We intend to continue our success on all of these objectives in fiscal 2008.

As I conclude, I would like to thank our employees, whose passion and dedication is central to the Vail Resorts story. On behalf of Vail Resorts and our 15,000 employees, we hope that you come visit us this year to truly experience what Vail Resorts has to offer.

Sincerely,



Robert Katz
Chief Executive Officer,
Vail Resorts, Inc.

Note: The reconciliation of non-GAAP measures referred to in this letter is contained in the Company's enclosed fiscal 2007 Annual Report on Form 10-K or in the Company's earnings release furnished on Form 8-K on September 27, 2007. Investors are also cautioned that statements made in this letter, other than statements of historical information, are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and that are detailed further in that same Form 10-K.

VAILRESORTS

2007 FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended July 31, 2007

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-09614



OCT 2 2007
160
SECTION

Vail Resorts, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**51-0291762**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
390 Interlocken Crescent, Suite 1000 Broomfield, Colorado	**80021**
(Address of Principal Executive Offices)	**(Zip Code)**

(303) 404-1800

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None.
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of $46.25 per share as reported on the New York Stock Exchange Composite Tape on January 31, 2007 (the last business day of the Registrant's most recently completed second quarter) was $1,444,083,591.

As of September 21, 2007, 38,860,120 shares of Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The Proxy Statement for the Annual Meeting of Shareholders is incorporated by reference herein into Part III, Items 10 through 14.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Table of Contents

PART I

PART II

PART III

PART IV

FORWARD-LOOKING STATEMENTS

Except for any historical information contained herein, the matters discussed in this Annual Report on Form 10-K (this "Form 10-K") contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that such plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from our forward-looking statements include, but are not limited to:

- economic downturns;
- terrorist acts upon the United States;
- threat of or actual war;
- unfavorable weather conditions;
- our ability to obtain financing on terms acceptable to us to finance our real estate investments, capital expenditures and growth strategy;
- our ability to continue to grow our resort and real estate operations;
- competition in our mountain and lodging businesses;
- our ability to hire and retain a sufficient seasonal workforce;
- our ability to successfully initiate and/or complete real estate development projects and achieve the anticipated financial benefits from such projects;
- implications arising from new Financial Accounting Standards Board ("FASB")/governmental legislation, rulings or interpretations;
- our reliance on government permits or approvals for our use of federal land or to make operational improvements;
- our ability to integrate and successfully operate future acquisitions; and
- adverse consequences of current or future legal claims.

All forward-looking statements attributable to us or any persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this Form 10-K, including investors and prospective investors, are cautioned not to place undue reliance on such forward-looking statements. The Company does not intend to update these forward-looking statements, even if new information, future events or other circumstances have made them incorrect or misleading.

PART I

ITEM 1. BUSINESS.

General

Vail Resorts, Inc. was organized as a public holding company in 1997 and operates through various subsidiaries (collectively, the "Company"). The Company's operations are grouped into three segments: Mountain, Lodging and Real Estate, which represented approximately 71%, 17% and 12%, respectively, of the Company's revenue for the year ended July 31, 2007. The Company's Mountain segment owns and operates five premier ski resort properties as well as ancillary businesses, primarily including ski school, dining and retail/rental operations, which provide a comprehensive resort experience to a diverse clientele with an attractive demographic profile. The Company's Lodging segment owns and/or manages a collection of luxury hotels under its RockResorts International, LLC ("RockResorts") brand, strategic lodging properties and a large number of condominiums located in proximity to the Company's ski resorts, the Grand Teton Lodge Company ("GTLC"), which operates three destination resorts at Grand Teton National Park (the "Park"), and golf courses. Collectively, the Mountain and Lodging segments are considered the Resort segment. The Company's Real Estate segment holds and develops real estate in and around the Company's resort communities. Financial information by segment is presented in Note 15, Segment Information, of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K.

Mountain Segment

The Company's portfolio of ski resorts currently includes:

- Breckenridge Mountain ("Breckenridge")—the single most visited resort in the United States for the 2006/2007 ski season, currently ranked seventh best resort in North America by *SKI* Magazine and well known for its historic town, vibrant nightlife and progressive terrain parks;
- Vail Mountain ("Vail")—the largest single ski mountain in the United States, second most visited in the United States for the 2006/2007 ski season and currently ranked second best resort in North America by *SKI* Magazine, receiving the top honor in 14 of the past 20 years;
- Keystone Resort ("Keystone")—the third most visited ski resort in the United States for the 2006/2007 ski season, currently ranked eleventh best resort in North America by *SKI* Magazine and placed in three of *Transworld SNOWboarding* Magazine's Top 10 of 2007 categories for best overall resort, best park and best half-pipe;
- Heavenly Mountain Resort ("Heavenly")—the second largest resort in the United States, market leader at Lake Tahoe and eighth most visited resort in the United States for the 2006/2007 ski season, and currently ranked seventeenth best resort in North America by *SKI* Magazine; and
- Beaver Creek Resort ("Beaver Creek")—known for delivering luxury and impeccable guest service, currently ranked eighth best resort in North America by *SKI* Magazine and the ninth most visited resort in the United States for the 2006/2007 ski season.

Vail, Beaver Creek, Breckenridge and Keystone, all located in the Colorado Rocky Mountains, and Heavenly, located in the Lake Tahoe area of California/Nevada, are year-round mountain resorts. Each offers a full complement of recreational activities, including skiing, snowboarding, snowshoeing, sight-seeing, mountain biking, guided hiking, children's activities and other recreational activities.

The Company's Mountain segment derives revenue primarily through the sale of lift tickets and season passes as well as a comprehensive offering of amenities available to guests, including ski and snowboard lessons, retail merchandise and equipment rentals, a variety of dining venues, private club operations and other recreational activities. In addition to providing extensive guest amenities, the Company also engages, among other activities, in real estate brokerage services and the leasing out of owned commercial space around its base resorts for restaurants and retail stores.

There are approximately 770 ski areas in North America and approximately 485 in the United States, ranging from small ski area operations that service day skiers to large resorts that attract both day skiers and destination resort guests looking for a comprehensive vacation experience. One of the primary ski industry statistics for measuring performance is "skier visit", which represents a person utilizing a ticket or pass to access a mountain resort for any part of one day, and includes both paid and complimentary access. During the 2006/2007 ski season, combined skier visits for all North American ski areas were approximately 73.0 million and United States skier visits approximated 55.1 million. The Company's ski resorts had approximately 6.2 million skier visits during the 2006/2007 ski season, or approximately 11.3% of United States skier visits, and an approximate 8.5% share of the North American market's skier visits.

The Company's Colorado ski resorts appeal to both day skiers and destination guests due to the resorts' proximity to Colorado's Front Range (Denver/Colorado Springs/Boulder metropolitan areas), accessibility from several airports, including Denver International Airport and Eagle County Regional Airport, and the wide range of amenities available at each resort. Colorado has approximately 26 ski areas, six of which are classified as "Front Range Destination Resorts", including all of the Company's Colorado resorts, catering to both the Front Range and destination-skier markets. All Colorado ski resorts combined recorded approximately 12.6 million skier visits for the 2006/2007 ski season with skier visits at the Company's Colorado ski resorts totaling approximately 5.3 million, or approximately 42.3% of all Colorado skier visits for the 2006/2007 ski season.

Lake Tahoe, which straddles the border of California and Nevada, is a major skiing destination less than 100 miles from Sacramento and Reno and approximately 200 miles from San Francisco, making it a convenient destination for both day skiers and destination guests. South Lake Tahoe, where Heavenly is located, is also a popular year-round vacation destination, featuring extensive summer attractions and casinos in addition to its winter sports offerings. Heavenly is proximate to both the Reno/Tahoe International Airport and the Sacramento International Airport. California and Nevada have approximately 21 ski resorts. Heavenly had approximately 900,000 skier visits for the 2006/2007 ski season, capturing approximately 14.0% of California's and Nevada's 6.4 million total skier visits for the ski season.

There are significant barriers to entry for new ski areas due to the limited private lands on which ski areas could be built, the difficulty in getting the appropriate governmental approvals to build on public lands and the significant capital needed to construct the necessary infrastructure. While most North American ski areas are individually owned and operated, the Company competes with other major ski resorts, including Whistler Blackcomb, Copper Mountain, Park City Mountain Resort, Deer Valley, Aspen/Snowmass, Mammoth Mountain, Winter Park, Steamboat, Northstar-at-Tahoe and Squaw Valley USA.

The ski industry is highly competitive. While the ski industry has performed well in recent years, with the six best seasons in history, in terms of United States visitation, occurring in the past seven years, a particular ski area's growth is also largely dependent on either attracting skiers away from other resorts or generating more revenue per skier visit. This has spawned a trend of increased spending on resort improvements to ensure the newest and best technology and to create new attractions such as terrain parks and half-pipes. Larger ski resort owners, including the Company, generally have a competitive advantage over the individual operator, as the larger owners typically have better access to the capital markets and are also able to create synergies within their operations that enhance profitability. Additionally, given the fixed cost nature of the ski resort business, the most visited resorts can generally produce a significantly higher net cash flow from operations less capital expenditures enabling a higher level of investment in capital improvements to further distance the experience from other resorts. All five of the Company's resorts typically rank in the top ten most visited ski resorts in the United States, and the Company believes it invests more in capital improvements than the vast majority of its competitors. The Company's primary competitors include the ski areas noted above, other ski areas in Colorado and Lake Tahoe and other destination ski areas worldwide, as well as non-ski related vacation destinations.

There are a variety of factors that contribute to a skier's choice of a ski resort, including terrain, challenge, grooming, service, lifts, accessibility, weather, snowfall, lodging and on-and off-mountain amenities. All of the

Company's resorts consistently rank in the top 20 ski resorts in North America according to industry surveys which the Company attributes to its resorts' ability to provide a high-quality experience in each of the above mentioned categories. The ski industry statistics stated in this section have been derived from data published by Colorado Ski Country USA, Canadian Ski Council, Kottke National End of Season Survey 2006/2007 (the "Kottke Survey") and other industry publications.

All of the Company's ski resorts maintain the unique distinction of competing effectively as both market share leaders and quality leaders. The following inherent and strategic factors contribute directly to each resort's success:

Superior mountain experience—

- Size

  The Company's resorts boast some of North America's most expansive and varied terrain—Vail alone offers approximately 5,300 skiable acres, making it the largest single ski mountain in the United States and second largest resort in North America. At approximately 4,800 skiable acres, Heavenly is the second largest ski resort in the United States and third largest in North America. The Company's five ski resorts offer over 17,000 skiable acres in total, with substantial terrain options for beginner, intermediate and advanced skiers and snowboarders.

- Snow Conditions

  The Company's resort locations receive significantly higher than average snowfall compared to most other ski resorts in the United States. The Company's resorts in the Colorado Rocky Mountains receive average yearly snowfall between 20 and 30 feet and Heavenly, located in the Sierra Nevada Mountains, receives average yearly snowfall of approximately 23 feet. Even in these abundant snowfall areas, the Company invests in hi-tech snowmaking systems. Additionally, the Company meticulously maintains its slopes with extensive fleets of snow grooming equipment.

- Terrain Parks

  The Company's resorts are committed to leading the industry in terrain park design, education and events for the growing segment of freestyle skiers and snowboarders. Each resort has multiple terrain parks and half-pipes that include progressively-challenging features. This park structure, coupled with new freestyle ski school programs, promotes systematic learning from basic to professional skills. Keystone's A51 Terrain Park is one of the largest parks offering night riding in the country. Breckenridge's Freeway Terrain Park & Pipe is ranked by *Transworld SNOWboarding* Magazine to be among the top rated terrain park and half-pipes in North America.

- Lift Service

  The Company systematically upgrades its lifts to streamline skier traffic and maximize guest experience. In the past three fiscal years, the Company has installed six high-speed chairlifts or gondolas across its resorts: one four-passenger chairlift and one eight-passenger gondola at Breckenridge, three four-passenger chairlifts at Beaver Creek and one six-passenger chairlift at Heavenly. New for the 2007/2008 ski season, the Company is installing two four-passenger high-speed chairlifts at Vail, one eight-passenger gondola at Beaver Creek and one four-passenger high-speed chairlift at Heavenly.

Extraordinary service and amenities—

- Commitment to Guest Service

  The Company's mission is to provide quality service at every level of the guest experience. Prior to arrival, guests receive personal assistance through the Company's full-service, in-house travel center in booking desired lodging accommodations, lift tickets, ski school classes, equipment rentals and air and ground travel. On-mountain hosts engage guests and answer questions and all personnel, from lift operators to ski patrol, convey the guest-oriented culture. The Company solicits guest feedback through a variety of surveys and results are utilized to ensure high levels of customer satisfaction to understand trends and develop future resort programs and amenities.

- Exceptional Ski Schools

  The Company's resorts are home to some of the world's finest ski and snowboard schools. New programs, such as beginner terrain park instruction and family group lessons, effectively differentiate the Company's ski school offerings from those of its competitors.

- Dining

  The Company's resorts provide a variety of quality dining venues, ranging from top-rated fine dining restaurants, to trailside express food service outlets. The dining offerings range from on-mountain lunch and dinner options to base village dining experiences.

- Village Experiences

  The Company is an industry leader in providing comprehensive destination vacation experiences, including non-ski activities designed to appeal to a broad range of interests. Each of the Company's resorts feature an alpine village setting with extensive retail, restaurants, spas, youth activities, cultural events, live music and entertainment. Each resort features village-level gondola access to on-mountain activities.

Integrated businesses—

- Lodging

  Lodging options are an integral part of providing a complete resort experience. The Company's twelve owned and managed hotels (including four RockResorts branded hotels at the Company's mountain resorts) and inventory of approximately 1,600 managed condominiums rooms at the Company's mountain resorts provide numerous accommodation options for its guests. The Company can further leverage these lodging operations by packaging lodging with its ski product offerings to further enhance the guest experience.

- Retail/rental

  The Company, through SSI Venture, LLC ("SSV"), has over 145 retail/rental locations specializing in sporting goods including ski, snowboard, golf and cycling equipment. In addition to providing a major retail/rental presence at each of the Company's ski resorts, the Company also has retail/rental locations throughout the Colorado Front Range and at other Colorado, California and Utah ski resorts, as well as the San Francisco Bay Area and Salt Lake City. Many of the locations in the Front Range and in the San Francisco Bay Area also offer a prime venue for selling the Company's season pass products.

- Vail Resorts Development Company ("VRDC")

  The Company continually upgrades and expands available services and amenities through capital improvements and real estate development activities. The Company's real estate development efforts provide the Company with the ability to add profitability to the Company while expanding the destination bed base and upgrading its resorts through the development of amenities such as luxury hotels, private clubs, spas, parking and commercial space for upscale restaurants and retail shops. Current projects under development include the major revitalization of the primary portals to Vail Mountain at Vail Village and LionsHead, including The Arrabelle at Vail Square and The Lodge at Vail Chalets, and new villages at the base of Breckenridge's Peaks 7 and 8.

- Environmental stewardship

  As part of a long-standing commitment to responsible stewardship of its natural mountain settings, the Company has several initiatives in environmental sustainability which transcend throughout all of the Company's operations. For example, it has chosen to offset 100% of its energy use by purchasing 145,000 megawatt-hours of wind energy credits annually for its five mountain resorts, its lodging properties including RockResorts, GLTC, all of its retail/rental locations and its corporate headquarters in Broomfield, Colorado. The Company's headquarters is LEED-certified and the Company also plans on developing the largest LEED-certified project for resort use in North America announced to date. Additionally, the Company is partnering with the National Forest Foundation to raise funds for various conservation projects in the White River National Forest in Colorado and the National Forest of Tahoe Basin in California/Nevada where the Company operates its five mountain resorts.

Accessibility from major metropolitan areas—

- Destination Visitation

  The Company's Colorado resorts are proximate to both Denver International Airport and Eagle County Regional Airport. Heavenly is proximate to both Reno/Tahoe International Airport and Sacramento International Airport.

- In-State Visitation

  The Colorado Front Range market, with a population of approximately 3.8 million, is within approximately 100 miles from each of the Company's Colorado resorts, with access via a major interstate highway. Additionally, Heavenly is proximate to two large California population centers, the Sacramento/Central Valley and the San Francisco Bay Area. These markets provide the Company with excellent opportunities to market its season pass products which provided approximately 25% of the Company's total lift revenues for the 2006/2007 ski season.

The Company promotes its resorts through an extensive marketing and sales program, which includes print media advertising in lifestyle and industry publications, direct marketing to a targeted audience, promotional programs, loyalty programs that reward frequent guests and sales and marketing directed at attracting groups, corporate meetings and convention business. Additionally, the Company markets directly to many of its guests through its websites and internet presence, which provide visitors with information regarding each of the Company's resorts, including services and amenities, reservations information and virtual tours (nothing contained on the websites shall be deemed incorporated herein). The Company also enters into strategic partnerships with selected "name brand" companies to increase its market exposure and create opportunities for cross-marketing.

Ski resort operations are highly seasonal in nature, with a typical ski season beginning in mid-November and running through mid-April. In an effort to partially counterbalance the concentration of revenue in the winter months, the Company offers non-ski season attractions such as sight-seeing, mountain biking, guided hiking, children's activities and other recreational activities such as golf (included in the operations of the Lodging segment). These activities also help attract destination conference and group business to the Company's resorts.

Lodging Segment

The Company's Lodging segment includes the following operations:

- RockResorts—a luxury hotel management company with a portfolio of three Company-owned and four managed, third-party owned resort hotels with locations in Colorado, Wyoming and New Mexico. Sites currently under development as RockResorts owned or managed properties include; The Arrabelle at Vail Square, The Chateau at Heavenly Village, The Landings St. Lucia, West Indies, Rum Cay Resort Marina, Bahamas and the Eleven Biscayne Hotel & Spa, Miami, Florida;

- Six additional independently flagged Company-owned hotels, management of the Vail Marriott Mountain Resort & Spa ("Vail Marriott"), Mountain Thunder Lodge and Austria Haus Hotel and condominium management operations in and around the Company's Colorado ski resorts;
- GTLC—a summer destination resort with three resort properties in the Park and the Jackson Hole Golf & Tennis Club ("JHG&TC") near Jackson, Wyoming; and
- Six Company owned resort golf courses (including JHG&TC).

The Lodging segment currently includes approximately 3,900 owned and managed hotel and condominium rooms. The Company's resort hotels collectively offer a wide range of services to guests.

The Company's portfolio of owned or managed luxury resort hotels and other hotels and resorts currently includes:

Name	Location	Own/Manage	Rooms
RockResorts:			
La Posada de Santa Fe	Santa Fe, NM	Manage	157
The Lodge at Vail	Vail, CO	Own	149
Snake River Lodge & Spa	Teton Village, WY	Manage	149
The Keystone Lodge	Keystone, CO	Own	145
Hotel Jerome	Aspen, CO	Manage	92
The Pines Lodge	Beaver Creek, CO	Own	69
The Lodge & Spa at Cordillera	Edwards, CO	Manage	63
Other Hotels and Resorts:			
Jackson Lake Lodge	Grand Teton Nat'l Pk., WY	Concessionaire Contract	385
Colter Bay Village	Grand Teton Nat'l Pk., WY	Concessionaire Contract	166
Jenny Lake Lodge	Grand Teton Nat'l Pk., WY	Concessionaire Contract	37
Vail Marriott Mountain Resort & Spa	Vail, CO	Manage	344
The Great Divide Lodge	Breckenridge, CO	Own	208
Inn at Keystone	Keystone, CO	Own	103
Mountain Thunder Lodge	Breckenridge, CO	Manage	96
Breckenridge Mountain Lodge	Breckenridge, CO	Own	71
Village Hotel	Breckenridge, CO	Own	60
Inn at Beaver Creek	Beaver Creek, CO	Own	46
Austria Haus Hotel	Vail, CO	Manage	25
Ski Tip Lodge	Keystone, CO	Own	10

The Company's Lodging strategy seeks to complement and enhance its ski resort operations through the ownership or management of lodging properties in proximity to its ski resorts and management of luxury resorts in premier destination locations. The Company currently has under construction The Arrabelle at Vail Square (includes a 36-room RockResorts hotel plus condominiums with "lock-off" capabilities which provide the potential opportunity for the rental of up to 50 additional hotel-size rooms) at the base of Vail Mountain, expected to open during the 2007/2008 ski season. The Company also recently added the Hotel Jerome in Aspen, Colorado to its portfolio of managed hotel properties.

Additionally, the Company continues to pursue new management contracts, which may include, in addition to management fees, marketing license fees and technical service fees in conjunction with a project's design, development and sales.

Hotels are categorized by Smith Travel Research, a leading lodging industry research firm, as luxury, upper upscale, upscale, mid-price and economy. The service quality and level of accommodations of the RockResorts' hotels place them in the luxury category and certain of the Company's other hotels are categorized in the luxury, as well as, upper upscale segments of the hotel market, which represents hotels achieving the highest average daily rates ("ADR") in the industry, and includes such brands as the Ritz-Carlton, Four Seasons and Starwood's Luxury Collection hotels. The luxury and upper upscale segments consist of approximately 630,000 rooms at approximately 1,690 properties in the United States as of July 2007. For the year ended July 31, 2007, the Company's owned hotels, which includes a combination of certain RockResorts, as well as other hotels around the Company's ski resorts, had an overall ADR of $167.15, a paid occupancy rate of 64.7% and revenue per available room ("RevPAR") of $108.10, as compared to the upper upscale segment's ADR of $156.00, a paid occupancy rate of 71.1% and RevPAR of $110.97. The Company believes that this comparison to the upper upscale category is appropriate as its mix of owned hotels include those in the luxury and upper upscale categories, as described above, as well as certain of its hotels that fall in the upscale category. The highly seasonal nature of the Company's lodging properties results in lower average occupancy as compared to the general lodging industry.

Competition in the hotel industry is generally based on quality and consistency of rooms, restaurant and meeting facilities and services, attractiveness of locations, availability of a global distribution system, price and other factors. The Company's properties compete within their geographic markets with hotels and resorts that include locally owned independent hotels as well as facilities owned or managed by national and international chains, including such brands as Ritz-Carlton, Four Seasons, Westin, Hyatt, Hilton, Marriott and Starwood's Luxury Collection. The Company's lodging strategy, through RockResorts, is focused on the resort hotel niche within the luxury segment. The Company's properties also compete for convention and conference business across the national market. The Company believes it is highly competitive in the resort hotel niche for the following reasons:

- All of the Company's hotels are located in unique highly desirable resort destinations.
- The Company's hotel portfolio has achieved some of the most prestigious hotel designations in the world, including eight properties and four hotel restaurants in its portfolio that are currently rated as AAA 4-Diamond.
- The RockResorts brand is a historic brand name with a rich tradition associated with high quality luxury resort hotels.
- Many of the Company's hotels (both owned and managed) are designed to provide a look that feels indigenous to their surroundings, enhancing the guest's vacation experience.
- Many of the hotels in the Company's portfolio provide a wide array of amenities available to the guest such as access to world-class ski and golf resorts, spa facilities, water sports and a number of other outdoor activities as well as highly acclaimed dining options.
- Conference space with the latest technology is available at most of the Company's hotels. In addition, guests at Keystone can use the Company-owned Keystone Conference Center, the largest conference facility in the Colorado Rocky Mountain region with more than 100,000 square feet of meeting, exhibit and function space.
- The Company has a central reservations system in Colorado that leverages off of its ski resort reservations system and has a web-based central reservation system that provides guests with the ability to plan their vacation online. Non-Colorado properties are served by a central reservations system and global distribution system provided by a third party.
- The Company actively upgrades the quality of the accommodations and amenities available at its hotels through capital improvements. Capital funding for third-party owned properties is provided by the owners of those properties. Recently completed projects include extensive upgrades to The Pines Lodge, the rebuild of the clubhouse and a number of golf course improvements at JHG&TC and the

Beaver Creek Golf Club, remodel of the Village Hotel, five additional suites added to the Snake River Lodge & Spa ("SRL&S") and room renovations at The Lodge at Vail. Planned and current projects include extensive facility upgrades at GTLC's properties within the Park, further room renovations at The Lodge at Vail, in addition to a new 9,000 square foot spa and guest suites being completed in connection with the "Front Door" project in Vail, expansion and renovation of the spa at The Keystone Lodge, renovations at La Posada de Santa Fe and full renovation and repositioning of The Inn at Beaver Creek.

The Company promotes its luxury and resort hotels and seeks to maximize lodging revenue by using its marketing network established at the Company's ski resorts. The Company's marketing network includes local, national and international travel relationships which provide the Company's central reservation systems with a significant volume of transient customers. Additionally, the hotels and the Company have active sales forces to generate conference and group business.

The Company also owns GTLC, which is based in the Jackson Hole area in Wyoming and operates within the Park under a 15 year concessionaire agreement with the National Park Service ("NPS"). GTLC also owns JHG&TC, which is located outside of the Park near Jackson, Wyoming. GTLC's operations within the Park and JHG&TC have operating seasons that generally run from mid-May to mid-October.

There are 385 areas within the National Park System covering approximately 84 million acres across the United States and its territories. Of the 385 areas, 58 are classified as National Parks. There are more than 500 NPS concessionaires, ranging from small privately-held businesses to large corporate conglomerates. The NPS uses "recreation visits" to measure visitation within the National Park System. In calendar 2006, areas designated as National Parks received approximately 60.4 million recreation visits. The Park, which spans approximately 310,000 acres, had 2.4 million recreation visits during calendar 2006, or approximately 4% of total National Park recreation visits. Four concessionaires provide accommodations within the Park, including GTLC. GTLC offers three lodging options within the Park: Jackson Lake Lodge, a full-service, 385-room resort with conference facilities which can accommodate up to 700 people; the Jenny Lake Lodge, a small, rustically elegant retreat with 37 cabins; and Colter Bay Village, a facility with 166 log cabins, 66 tent cabins, 350 campsites and a 112-space RV park. GTLC offers dining options as extensive as its lodging options, with cafeterias, casual eateries and fine dining establishments. GTLC's resorts provide a wide range of activities for guests to enjoy, including cruises on Jackson Lake, boat rentals, horseback riding, guided fishing, float trips, golf and guided Park tours. Because of the extensive amenities offered as well as the tremendous popularity of the National Park System, GTLC's accommodations within the Park operate near full capacity during their operating season.

The Company's lodging business is highly seasonal in nature, with peak seasons primarily in the winter months (with the exception of GTLC, certain managed properties and golf operations). In recent years, the Company has grown its business by promoting its extensive conference facilities and offering more off-season activities to help offset the seasonality of the Company's lodging business. The Company owns and operates six golf courses: The Beaver Creek Golf Club, The Keystone Ranch Golf Course, The River Course at Keystone, JHG&TC and the Tom Fazio and Greg Norman courses at Red Sky Ranch near the Beaver Creek Resort. JHG&TC was ranked the second best course in Wyoming for 2006 by *Golf Digest*, the Tom Fazio course was ranked the best course in Colorado in the State by State ranking for 2007 by *Golfweek* and ranked the sixth best course in Colorado for 2006 by *Golf Digest*, and the Greg Norman course was ranked the third best course in Colorado in the State by State ranking for 2007 by *Golfweek* and ranked the ninth best course in Colorado for 2006 by *Golf Digest* and 24th in the United States in the 2006 "Top 100 You Can Play" by *Golf Magazine*. Red Sky Ranch was ranked one of America's Top 100 Golf Communities in 2007 by *Travel & Leisure Golf*.

Real Estate Segment

The Company has extensive holdings of real property at its resorts throughout Summit and Eagle Counties in Colorado and in Teton County, Wyoming. The Company's real estate operations, through VRDC, a wholly owned subsidiary of the Company, include the planning, oversight, marketing, infrastructure improvement and development of the Company's real property holdings. In addition to the substantial cash flow generated from real estate sales, these development activities benefit the Company's mountain and lodging operations through (i) the creation of additional resort lodging and unique facilities and venues (primarily restaurant, commercial space, parking structures and private mountain clubs) which provide the Company with the opportunity to create new sources of recurring revenue, enhance the guest experience at the resort and expand the destination bed base, (ii) the ability to control the architectural themes of the Company's resorts and (iii) the expansion of the Company's property management and commercial leasing operations. Additionally, in order to facilitate the sale of real estate development projects, these projects often include the construction of amenities for the benefit of the development, such as chairlifts, gondolas, ski trails or golf courses. While these improvements enhance the value of the real estate held for sale (for example, by providing ski-in/ski-out accessibility), they also benefit mountain and lodging operations.

The Company in recent years has primarily focused on projects that involve significant vertical development as it is doing or proposes to do for certain projects including The Arrabelle at Vail Square ("Arrabelle"), Vail's Front Door, Peaks 7 and 8 at Breckenridge, The Ritz-Carlton Residences, Vail and Ever Vail. The Company attempts to mitigate the risk of vertical development by utilizing guaranteed maximum price contracts (although certain construction costs may not be covered by contractual limitations), pre-selling all or a portion of the project, requiring significant non-refundable deposits and obtaining non-recourse financing for certain projects. In some instances as warranted by the Company's business model, VRDC attempts to minimize the Company's exposure to development risks and maximize the long-term value of the Company's real property holdings by selling improved and entitled land to third party developers for cash payments while retaining the right to approve the development plans as well as an interest in the developer's profit. The Company also typically retains the option to purchase, at cost, any retail/commercial space created in a development. The Company is able to secure these benefits from third party developers because of the high property values and strong demand associated with property in close proximity to the Company's mountain resort facilities.

VRDC's principal activities include (i) the vertical development of certain residential mixed-use projects that consist of both the sales of real estate units to third parties and the construction of resort depreciable assets such as hotels, private clubs, commercial space, parking structures and other amenities that the Company will own and operate and that will benefit the Company's mountain and lodging operations, (ii) the sale of single-family homesites to individual purchasers, (iii) the sale of certain land parcels to third-party developers for condominium, townhome, cluster home, single family home, lodge and mixed use developments, (iv) the zoning, planning and marketing of resort communities, (v) arranging for the construction of the necessary roads, utilities and resort infrastructure for new resort communities and (vi) the purchase of selected strategic land parcels for future development.

VRDC's current and planned activities include the following major projects:

- *The Arrabelle at Vail Square*—Currently under construction with an anticipated completion date in the 2007/2008 ski season, Arrabelle is a luxurious 2.27-acre redevelopment site at the base of Vail Mountain. It will include approximately 33,000 square feet of retail and restaurant space, a 36-room RockResorts hotel, a spa, a private mountain club, a winter ice rink and skier-services facilities. This development also features 67 distinctive, privately-owned residences, some of which have "lock-off" capabilities, which provides the potential opportunity for the rental of up to 50 additional hotel-size rooms.
- *Vail's Front Door*—This development consists of thirteen chalets at The Lodge at Vail Chalets, which will range in size from approximately 3,700 to 5,700 square feet. This project also includes the Vail Mountain Club, a private ski club, which will offer members exclusive amenities including a spacious member lounge, ski valet concierge services, private lockers and valet parking. In addition to the Chalets and the Vail Mountain Club, construction also includes a new 7,700 square foot RockResorts spa, two additional guest suites at The Lodge at Vail, new skier services space that will include a retail/ rental shop, ticketing and ski school product sales, a coffee house and ski storage. The Company expects the project to be completed in calendar year 2008.

- *Peaks 7 & 8 at Breckenridge*—These projects encapsulate the development vision for the base areas of Peaks 7 and 8 at Breckenridge Ski Resort. The master plan includes ski-in/ski-out residential and retail development, which will connect to the Town of Breckenridge via the BreckConnect gondola. Crystal Peak Lodge, a residential offering at Peak 7, consists of 46 ski-in/ski-out residences and certain amenities which include a retail/rental shop, ticket sales counter and outdoor plaza. The projects also include the planned redevelopment of the existing Peak 8 base area. Currently in the planning stage is a multi-use development which includes 325,000 to 350,000 saleable residential square footage (approximately 280 units); approximately 48,000 square feet of skier services and 14,000 square feet of commercial space; and amenities that include restaurant, conference facilities, private club, aquatic area and retail/rental shops.
- *The Ritz-Carlton Residences, Vail*—Located in LionsHead, this project consists of 71 whole ownership luxury residences and 45 Ritz-Carlton Club fractional ownership units. This development will offer exclusive amenities, including a great room with bar, ski valet concierge services, fitness facility and a heated parking garage with valet service.
- *Ever Vail*—This development is being planned to be the largest LEED-certified project for resort use in North America announced to date. The project is planned to transform the 9.5-acre site, currently known as West LionsHead, into a truly "green" multi-use resort village consisting of residences, a hotel, offices, retail/rental shops and restaurants, mountain operations facilities, a public parking garage, a new skier portal and a public park. Ever Vail will encompass approximately 1.4 million square feet and include between 800,000 and 1.0 million saleable square feet of residential and commercial space.

Additionally, VRDC is currently in the planning and approval stages for numerous projects in Keystone, Beaver Creek and Heavenly.

Employees

The Company, through certain operating subsidiaries, currently employs approximately 3,100 year-round and 10,800 seasonal employees. In addition, the Company manages approximately 800 year-round and 200 seasonal employees on behalf of the owners of the managed hotel properties. None of the Company's employees are unionized. The Company considers employee relations to be good.

Regulation and Legislation

Special Use Permits

The Company has been granted the right to use federal land as the site for ski lifts and trails and related activities, under the terms of Special Use Permits granted by the USDA Forest Service (the "Forest Service"). The Forest Service has the right to review and approve the location, design and construction of improvements in the permit area and many operational matters. While virtually all of the skiable terrain on Vail, Breckenridge, Heavenly and Keystone is located on Forest Service land, a significant portion of the skiable terrain on Beaver Creek Mountain, primarily in the lower main mountain, Western Hillside, Bachelor Gulch and Arrowhead Mountain areas, is located on Company-owned land. In addition to the use of Forest Service land, Heavenly operates four separate base areas, all of which are located on Company-owned land.

The permits originally granted by the Forest Service were (i) Term Special Use Permits granted for 30-year terms, but which may be terminated upon 30 days written notice by the Forest Service if it determines that the public interest requires such termination and (ii) Special Use Permits that are terminable at will by the Forest Service. In November 1986, a law was enacted providing that Term Special Use Permits and Special Use Permits may be combined into a unified single Term Special Use Permit that can be issued for up to 40 years. The unified Term Special Use Permits for the Company's Colorado resorts were amended in 2003 to reflect the permit boundary maps and acreage amounts set forth in the 2002 White River National Forest Plan. Changes to the permit boundaries are not material to the Company's plans. Vail operates under a unified Term Special Use Permit for the use of 12,226 acres that expires October 31, 2031. Breckenridge operates under a unified Term Special Use Permit for the use of 5,702 acres that expires December 31, 2029. Keystone operates under a unified Term Special Use Permit for the use of 8,376 acres that expires December 31, 2032. Beaver Creek operates under a unified Term Special Use Permit for the use of 3,801 acres that expires December 31, 2038. Heavenly operates under a Term Special Use Permit for the use of 7,050 acres that expires May 1, 2042.

For use of the Special Use Permits, the Company pays a fee to the Forest Service ranging from 1.5% to 4.0% of sales for services occurring on Forest Service land. Included in the calculation are sales from, among other things, lift tickets, season passes, ski school lessons, food and beverages, equipment rentals and retail merchandise.

The Forest Service can terminate most of the Company's permits if it determines that termination is required in the public interest. However, to the Company's knowledge, no recreational Special Use Permit, Term Special Use Permit or unified Term Special Use Permit for any major ski resort then in operation has ever been terminated by the Forest Service over the opposition of the permitee.

Federal Regulations, Company Proposals and Related Approvals

The Company's resort, real estate and lodging operations require permits and approvals from certain Federal, state, and local authorities. In particular, the Company's operations are subject to environmental laws and regulations, and compliance with such laws and regulations requires various expenditures and may at times require modifications of the Company's development plans and operations. The impact of these modifications and expenditures may have a detrimental effect on the Company's results of operations. There can be no assurance that new applications of existing laws, regulations and policies, or changes in such laws, regulations and policies, will not occur in a manner that could have a detrimental effect to the Company, or that material permits, licenses, or approvals will not be terminated, not be renewed or be renewed on terms or interpreted in ways that are materially less favorable to the Company. Although the Company believes that it will be successful in implementing its development plans and operations in ways satisfactory to it, no assurance can be given that any particular permits and approvals will be obtained or upheld on judicial review.

Breckenridge Regulatory Matters

The Company has submitted a programmatic update to the Breckenridge Master Plan to the Forest Service and expects a response this fall. No environmental documentation will be required for this update. However, as specific projects contemplated by such Master Plan are implemented, the Company would be required to comply with the National Environmental Policy Act ("NEPA") or other applicable laws.

The Company is proceeding with the development of the Peak 8 base area, for which it has received the necessary approvals from the Town of Breckenridge and other requisite approvals from the Federal government. However, construction of the approved development remains subject to site plan, architectural and similar approvals by the Town of Breckenridge.

Keystone Regulatory Matters

In March 2000, the Company announced that Keystone and the Forest Service would conduct a joint water quality study of possible impacts on four streams from snowmaking operations at Keystone. This study was completed in 2001 and concluded that the levels of tested metals were within applicable Colorado state water quality standards. Because this study only examined one calendar year of measurement, Keystone agreed to conduct ongoing water quality monitoring combined with a use attainability analysis for the Colorado Water Quality Control Commission (the "Commission") to further assess water quality conditions at Keystone. In

March 2004, the Commission adopted a regulation that rejected a proposal to add four streams at Keystone to the list of Colorado streams that do not achieve water quality standards. In June 2005, the U.S. Environmental Protection Agency upheld the Commission's decision. Ongoing monitoring of water quality at Keystone indicates compliance with all applicable water quality standards.

The Company is currently revising the Keystone Master Ski Area Development Plan and expects the plan to be completed and submitted to the Forest Service during fall 2007.

In August 2007, the Company requested the Forest Service approval of an extension of the River Run Gondola. If approval is received, we do not anticipate needing any further regulatory approvals to extend the River Run Gondola.

Vail and Beaver Creek Regulatory Matters

In September of 2007 the Company submitted the Vail Master Development Plan to the Forest Service for approval. The Vail Master Development Plan includes, among other things, additional snowmaking on Vail and a race facility expansion at Vail's Golden Peak. If the Vail Master Development Plan is accepted by the Forest Service, the Company must first comply with the NEPA before implementing the plan. In 2003, the Company submitted a proposal to the Forest Service to install a new chair lift in Vail's Sundown Bowl and to upgrade the existing Chair 5 to a high-speed, detachable quad chair lift. This proposal was put on hold temporarily but has been resubmitted.

In June 2005, the Company submitted a proposal to the Forest Service to construct a chairlift west of Vail's LionsHead portal to service existing and potential future residential and commercial development in the area. This proposal was approved in March 2006 and the administrative appeals period for this approval has expired. However, since receiving approval, the Company has modified the plans for the chairlift and will need to seek approval of the modified plans.

Revision of Forest Plan

The Record of Decision ("ROD") approving the new White River National Forest Land Resource Management Plan (the "Forest Plan") was issued by the Forest Service in April of 2002. The Forest Plan sets certain broad regulatory and planning requirements, as well as land use planning, that pertain to recreational, operational and development activities at the Company's four Colorado ski resorts. The ROD was appealed to the Chief of the Forest Service by the Company and several other interested parties, including environmental groups holding positions opposite to those of the Company. The Chief's decision on the appeals was issued on September 22, 2004, and was further modified by a Discretionary Review of the Deputy Undersecretary of Agriculture on December 2, 2004. The Company prevailed on several important issues in both the Chief's decision and the Discretionary Review.

To date, no appellant has filed an action for judicial review of the final decision in Federal court. It is impossible at this time to predict whether an action for judicial review will be filed, and if so, whether the resolution of it would have a material adverse impact on the Company.

Heavenly Regulatory Matters

Prior to the Company's acquisition of Heavenly, the State of California Regional Water Quality Control Board, Lahontan Region ("Lahontan"), and the El Dorado County Department of Environmental Management required Heavenly's prior owner to conduct an environmental compliance cleanup at a vehicle maintenance facility at Heavenly. This requirement was imposed in response to an accidental release of waste oil at a vehicle maintenance shop in 1998. All cleanup work has been completed in accordance with the approved work plan and a new underground vault, piping and overflow protection system was installed to prevent any further releases. A final report was submitted on March 31, 2003 to the above two agencies. In late 2004, Heavenly was notified by

Lahontan that additional monitoring and reporting would be required following snowmelt in 2005 using the three existing monitoring wells. However, because no water was found in the existing monitoring wells, Lahontan required Heavenly to continue sampling for one more year and groundwater was sampled on two separate occasions in spring 2006 pursuant to the approved work plan. A monitoring report was submitted to Lahontan which indicated low levels of diesel in the most distant well. No other contaminants were detected during the monitoring period and Heavenly's position outlined in its report to Lahontan is that the residual petroleum compounds do not represent a threat to human health, do not represent a threat to surface water quality and do not represent a threat to groundwater quality. On May 31, 2007 Lahontan staff requested Heavenly to resample the existing set of underground monitoring wells on two separate occasions, along with a seasonal seep that is located downstream of the monitoring wells. The sampling was completed and a report prepared and submitted to Lahontan on August 9, 2007. The report documented the detectable presence of total petroleum hydrocarbons (TPH), in the diesel range in the most distant well during both sampling events, and in the seep during the first sampling event. The sampling report also documented the presence of TPH in the oil range during the second sampling event only. No response has been received from Lahontan as of this date.

In July 2003, Heavenly received updated waste discharge requirements ("WDRs") for all lands and facilities within the resort which are located within the State of California. This includes National Forest lands as well as fee-owned lands. The approval was given by the State of California Water Resources Control Board, Lahontan Region. The approved WDRs will permit Heavenly to continue winter and summer operations and to continue with implementation of the approved Heavenly Ski Area Master Plan ("Heavenly Master Plan"). WDRs are normally valid for ten years. The WDRs require the retrofit of certain existing facilities within California according to specified deadlines. The California Main Lodge and Parking Lot are to be retrofitted with water quality Best Management Practices (BMPs), by October 15, 2007 which are to ensure that the Main Lodge and Parking Lot meet specific surface runoff water quality criteria by November 30, 2008. Due in part to the lengthy time period required to process and approve Heavenly's Master Plan Amendment, on July 23, 2007 Heavenly requested amendments to the WDRs that will provide for a one year delay in each deadline. The requests will be considered by the Regional Board at their October 10-11, 2007 meeting. The WDRs also contained a requirement to retrofit the Upper Vehicle Maintenance Facility with water quality BMPs by October 15, 2006. That project was delayed for one year based on the jurisdiction of the Forest Service over the site. The Forest Service had not approved the BMP retrofit by October 15, 2006, therefore Heavenly was unable to implement the improvements. On June 1, 2007 the Forest Service issued a ROD for the Phase I improvements associated with the Master Plan Amendment. The Phase I improvements included the approval of the retrofit of the Upper Vehicle Maintenance Facility. The project will be completed by October 15, 2007.

In 1996, the Heavenly Master Plan was approved by the Forest Service, the Tahoe Regional Planning Authority ("TRPA") and the underlying units of local government with jurisdiction. To permit new and upgraded trails, lifts, snowmaking, lodges and other facilities, Heavenly sought to update the Heavenly Master Plan and submitted a "Master Plan Amendment" to those same agencies in 2005. Initially slated to be completed under an Environmental Assessment, the Forest Service and the TRPA notified Heavenly that an Environmental Impact Report/Statement ("EIR") would be required for project approval. The Master Plan Amendment was approved in April 2007 by the TRPA. On June 1, 2007 the Forest Service issued a ROD approving the Phase I projects contained in the Master Plan Amendment. On June 19, 2007 the Alpine County Board of County Commissioners approved the Master Plan Amendment for the portions of the resort within the jurisdiction of Alpine County. On August 21, 2007 the El Dorado County Board of County Commissioners approved the Master Plan Amendment for the portions of the resort within the jurisdiction of El Dorado County. Included in the first phase of the capital projects contained in the Master Plan Amendment is the construction of a high-speed, detachable quad chair lift. This construction is currently underway with completion expected prior to the start of the 2007/2008 ski season.

On March 16, 2006, Heavenly received an extension from the Douglas County Board of County Commissioners for final submittal of a design review application for the 120-unit Planned Development at Stagecoach Lodge in Douglas County, Nevada, originally approved in 2000. This extension is valid for one year after TRPA approval of Heavenly's Master Plan Amendment or the Forest Service approval of the same, whichever occurs first.

Also, in March 2006, Heavenly received an extension of a 1985 allocation of 55 water units (each water unit equals approximately 500 gallons/day) for the same Stagecoach Lodge Planned Development project from the Kingsbury General Improvement District ("KGID"). KGID is the water and sewer district that services the Stagecoach Lodge. Water allocation units for this service area are limited by the State of Nevada. However, based on KGID's gallons/day consumptive use formula, and an additional 65 in-basin water units held by Heavenly (subject to a recorded parcel boundary consolidation document that was approved by the Nevada State Engineer on September 30, 1998), a total of 120 water allocation units are available to serve the 120 units approved by Douglas County. On February 13, 2007 Heavenly notified KGID that it would be unable to meet the performance timelines attached to the use of the 55 water units, and would allow them to expire. On March 19, 2007 the water units reverted to KGID.

GTLC Concession Contract

GTLC operates three lodging properties, food and beverage services, retail, camping and other services within the Park under a concession contract with the NPS. The Company's concession contract with the NPS for GTLC expires on December 31, 2021. The Company pays a fee to the NPS of 8.01% of sales occurring in the Park.

Available Information

The Company reports to the Securities and Exchange Commission ("SEC") information, including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Act") that are available free of charge on the Company's corporate website (www.vailresorts.com) as soon as reasonably practicable after the information is electronically filed with or furnished to the SEC. In addition, the Company's Code of Ethics is available on its website. No content of the Company's corporate website is incorporated by reference herein. Copies of any materials the Company files with the SEC can be obtained at www.sec.gov or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room is available by calling the SEC at 1-800-SEC-0330.

ITEM 1A. RISK FACTORS.

The risks below should carefully be considered together with the other information contained in this report. The risks described below are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also materially affect its business, financial condition and results of operations.

Risks Related to the Company's Business

The Company's business is seasonal. The Company's mountain and lodging operations are seasonal in nature. In particular, revenue and profits for the Company's mountain and most of its lodging operations are substantially lower and historically result in losses from late spring to late fall. Conversely, peak operating seasons for GTLC, certain managed hotel properties and the Company's owned golf courses occur during the summer months while the winter season generally results in operating losses. However, revenue and profits generated by GTLC's summer operations, management fees from those managed properties and golf operations are not sufficient to fully offset the Company's off-season losses from its mountain and other lodging operations. For the year ended July 31, 2007, 79% of total combined mountain and lodging revenue was earned during the Company's fiscal second and third quarters. In addition, the timing of major holidays can impact vacation patterns and therefore visitation at the Company's ski resorts. Operating results for any three-month period are not necessarily indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year (see Note 16, Selected Quarterly Financial Data, of the Notes to Consolidated Financial Statements).

The Company is vulnerable to the risk of unfavorable weather conditions. The ability to attract visitors to the Company's resorts is influenced by weather conditions and by the amount and timing of snowfall during the ski season. Unfavorable weather conditions can adversely affect skier visits and the Company's revenue and profits. Unseasonably warm weather may result in inadequate natural snowfall and reduce skiable terrain which increases the cost of snowmaking and could render snowmaking wholly or partially ineffective in maintaining quality skiing conditions, including in areas which are not accessible by snowmaking equipment. Excessive natural snowfall may materially increase the costs incurred for grooming trails and may also make it difficult for visitors to obtain access to the Company's mountain resorts. In the past 20 years, the Company's Colorado ski resorts have averaged between 20 and 30 feet of annual snowfall and Heavenly receives average yearly snowfall of approximately 23 feet, both of which are significantly in excess of the average for United States ski resorts. However, there is no assurance that the Company's resorts will receive seasonal snowfalls near the historical average in the future. Also, the early season snow conditions and skier perceptions of early season snow conditions influence the momentum and success of the overall season. In addition, a severe and prolonged drought could affect the Company's otherwise adequate snowmaking water supplies or increase the cost of snowmaking. Unfavorable weather conditions such as drought and forest fires can adversely affect the Company's resorts and lodging properties as vacationers tend to delay or postpone vacations if conditions differ from those that typically prevail at such resorts for a given season. There is no way for the Company to predict future weather patterns or the impact that weather patterns may have on results of operations or visitation.

The Company is subject to the risk of economic downturns. Periods of economic slowdown or recession, whether national, regional or international, may decrease the discretionary spending of the Company's guests. Actual or perceived fear of recession may also lead to decreased discretionary spending. Skiing, travel and tourism are discretionary recreational activities that can entail a relatively high cost of participation and can be adversely affected by economic slowdown or recession, which, in turn, could negatively impact the Company's operating results. This could further be exacerbated by the fact that the Company charges some of the highest ticket prices, as well as prices for its ancillary business including ski school, in the ski industry. While pricing increases historically have not reduced demand, there can be no assurances that demand will remain price inelastic. Similarly, there can be no assurance that a decrease in the amount of discretionary spending by the public would not have an adverse effect on the Company's results of operations.

The Company depends on a seasonal workforce. The Company's mountain and lodging operations are largely dependent on a seasonal workforce. The Company recruits worldwide to fill staffing needs each season and utilizes visas to enable the use of foreign workers. In addition, the Company manages seasonal wages and the timing of the hiring process to ensure the appropriate workforce is in place. The Company cannot guarantee that material increases in the cost of securing its seasonal workforce will not be necessary in the future. In addition, the Company cannot guarantee that it will be able to obtain the visas necessary to hire foreign workers who are an important source for the seasonal workforce. Increased seasonal wages or an inadequate workforce could have an adverse impact on the Company's results of operations.

Terrorist acts upon the United States and acts of war (actual or threatened) could have a material adverse effect on the Company. The terrorist acts carried out against the United States on September 11, 2001 and the war with Iraq and its aftermath adversely impacted the international travel and leisure industry. Additional terrorist acts against the United States and the threat of or actual war by or upon the United States could depress the public's propensity to travel, upon which the Company's operations are highly dependent, which could have a material adverse impact on the Company's results of operations.

The Company faces significant competition. The ski resort and lodging industries are highly competitive. The number of people who ski in the United States (as measured in skier visits) has generally ranged between 52 million and 59 million annually over the last decade, with approximately 55.1 million visits for the 2006/2007 ski season. The factors that the Company believes are important to customers include:

- proximity to population centers;
- availability and cost of transportation to ski areas;
- ease of travel to ski areas (including direct flights by major airlines);
- pricing of lift tickets and the number, quality and price of related ancillary services (ski school, dining and retail/rental), amenities and lodging;
- snowmaking facilities;
- type and quality of skiing and snowboarding offered;
- duration of the ski season;
- weather conditions; and
- reputation.

The Company has many competitors for its ski vacationers, including other major resorts in Colorado, Lake Tahoe and other major destination ski areas worldwide. The Company's destination guests can choose from any of these alternatives, as well as non-skiing vacation destinations around the world. In addition, other forms of leisure such as sporting events and participation in other competing indoor and outdoor recreational activities are available to potential guests.

RockResorts hotels and the Company's other hotels compete with numerous other hotel companies that may have greater financial resources than does the Company and that may be able to adapt more quickly to changes in customer requirements or devote greater resources to promotion of their offerings than the Company . The Company believes that developing and maintaining a competitive advantage will require continued capital investment by the Company in its resorts. The Company cannot assure that it will have sufficient resources to make the necessary capital investments to do so, and the Company cannot assure that it will be able to compete successfully in this market or against such competitors.

The Company's future acquisitions might not be successful. Historically, the Company has acquired certain ski resorts and other destination resorts and hotel properties, as well as developable land in proximity to these resorts. The Company cannot make assurances that it will be able to continue to successfully integrate and manage these acquired properties profitably or increase its profits from these operations. The Company continually evaluates potential acquisitions and intends to actively pursue acquisition opportunities, some of which could be significant. The Company would face various risks from additional acquisitions, including:

- inability to integrate acquired businesses into the Company's operations;
- diversion of the Company's management's attention;
- potential increased debt leverage;
- litigation arising from acquisition activity; and
- unanticipated problems or liabilities.

In addition, the Company runs the risk that any new acquisitions may fail to perform in accordance with expectations, and that estimates of the costs of improvements for such properties may prove inaccurate.

The Company's future real estate development plans might not be successful. The Company has significant development plans for its properties and/or operations. The Company could experience significant difficulties initiating or completing these projects, due to among other things;

- adverse changes in real estate markets;
- escalation in construction costs due to price increases in commodities, unforeseen conditions, inadequate design or drawings, or other causes;
- difficulty in meeting pre-sale targets;
- difficulty in receiving the necessary regulatory approvals;
- difficulty in obtaining qualified contractors or subcontractors; and
- unanticipated incremental remediation costs related to design and construction issues.

The Company's real estate development plans are designed to make the Company's resorts attractive to its guests and to maintain competitiveness. If the Company is not successful in implementing its development plans, its guests may choose to go to other resorts that they perceive have better amenities and the Company's results of operations could be materially affected.

Future changes in the real estate market could affect the value of the Company's investments. The Company has extensive holdings of real property at its resorts throughout Summit and Eagle Counties in Colorado and in Teton County, Wyoming. The Company plans to make significant additional investments in developing property at all of its mountain resorts. The value of the Company's real estate property and the revenue from related development activities may be adversely affected by a number of factors, including:

- national and local economic climate;
- local real estate conditions (such as an oversupply of space or a reduction in demand for real estate in an area);
- attractiveness of the properties to prospective purchasers and tenants;
- competition from other available property or space;
- the Company's ability to obtain adequate insurance;
- increased construction costs, project difficulties or delays;
- government regulations and changes in real estate, environmental, zoning or tax laws;
- interest rate levels and the availability of financing; and
- potential liabilities under environmental and other laws.

The Company may not be able to fund resort capital expenditures and investment in real estate. The Company expects to continue making substantial resort capital expenditures and investments in real estate development. The Company currently anticipates resort capital expenditures (primarily related to the Mountain and Lodging segments) will be approximately $95 million to $100 million for calendar year 2007. Based on the status of several specific real estate projects, the Company will continue to invest significant amounts in real estate over the next several years and currently anticipates real estate investments to be approximately $325 million to $345 million for calendar year 2007. The Company's ability to fund these investments will depend on its ability to generate sufficient cash flow from operations and/or its ability to borrow from third parties. The Company cannot make assurances that its operations will be able to generate sufficient cash flow to fund such development costs, or that the Company will be able to obtain sufficient financing on adequate terms, or at all. The Company's ability to generate cash flow and to obtain third-party financing will depend upon many factors, including:

- the Company's future operating performance;
- general economic conditions and economic conditions affecting the resort industry, the ski industry and the general capital markets;
- the Company's ability to hire and retain employees at reasonable cost;
- the Company's ability to meet its pre-sell targets on its vertical real estate development projects;
- competition; and
- legislative and regulatory matters affecting the Company's operations and business.

The Company could finance future expenditures from any combination of the following sources:

- cash flow from operations;
- non-recourse, sale-leaseback or other financing;
- bank borrowings;
- public offerings of debt or equity; and
- private placements of debt or equity.

Any inability to generate sufficient cash flows from operations or to obtain adequate third-party financing could cause the Company to delay or abandon certain development plans which could have a material adverse effect on its operating results and financial condition.

The Company relies on government permits. Certain of the Company's resort operations require permits and approvals from certain Federal, state, and local authorities, in addition to the Forest Service and U.S. Army Corps of Engineers approvals. Virtually all of the Company's ski trails and related activities at Vail, Breckenridge, Keystone and Heavenly and a majority of Beaver Creek are located on Federal land. The Forest Service has granted the Company permits to use these lands, but maintains the right to review and approve many operational matters, as well as the location, design and construction of improvements in these areas. Currently, the Company's permits expire December 31, 2029 for Breckenridge, October 31, 2031 for Vail, December 31, 2032 for Keystone, December 31, 2038 for Beaver Creek and May 1, 2042 for Heavenly. The Forest Service can terminate most of these permits if, in its opinion, such termination is required in the public interest. A termination of any of the Company's permits could have a materially adverse affect on the Company's business and operations.

In order to undertake improvements and new development, the Company must apply for permits and other approvals. These efforts, if unsuccessful, could impact the Company's expansion efforts. Furthermore, Congress may materially increase the fees the Company pays to the Forest Service for use of these Federal lands.

The Company is subject to extensive environmental laws and regulations in the ordinary course of business. The Company's operations are subject to a variety of Federal, state and local environmental laws and regulations including those relating to emissions to the air, discharges to water, storage, treatment and disposal of wastes, land use, remediation of contaminated sites and protection of natural resources such as wetlands. For example, future expansions of certain of the Company's ski facilities must comply with applicable forest plans approved under the National Forest Management Act or local zoning requirements. The Company's facilities are subject to risks associated with mold and other indoor building contaminants. From time to time, the Company's operations are subject to inspections by environmental regulators or other regulatory agencies. The Company is also subject to worker health and safety requirements. The Company believes its operations are in substantial compliance with applicable material environmental, health and safety requirements. However, the Company's efforts to comply do not eliminate the risk that the Company may be held liable, incur fines or be subject to claims for damages, and that the amount of any liability, fines, damages or remediation costs may be material for, among other things, the presence or release of regulated materials at, on or emanating from properties the Company now or formerly owned or operated, newly discovered environmental impacts or contamination at or from any of its properties, or changes in environmental laws and regulations or their enforcement.

The high fixed cost structure of ski resort operations. The cost structure of ski resort operations is largely fixed (with the exception of certain variable expenses including Forest Service fees, credit card fees, retail/rental operations, ski school labor and dining operations) and any unforeseen material declines in the economy, elevated geopolitical uncertainties and/or significant changes in historical snowfall patterns as well as other risk factors discussed herein could adversely effect revenue. As such, the Company's margin, profits and cash flows may be materially reduced due to declines in revenue given the Company's high fixed cost structure.

The Company is subject to litigation in the ordinary course of business. The Company is, from time to time, subject to various asserted or unasserted legal proceedings and claims. Any such claims, regardless of merit, could be time-consuming and expensive to defend and could divert management's attention and resources. While management believes the Company has adequate insurance coverage and accrues loss contingencies for all known matters that are probable and can be reasonably estimated, the Company cannot assure that the outcome of all current or future litigation will not have a material adverse effect on the Company and its results of operations. For a more detailed discussion of the Company's legal proceedings see Legal Proceedings under Item 3 and Note 14, Commitments and Contingencies, of the Notes to Consolidated Financial Statements.

The Company is subject to the risks of brand concentration. The Company is subject to the potential risks associated with concentration of its hotels under the RockResorts brand and the brand image associated with each of its ski areas. A negative public image or other adverse event which becomes associated with one of the Company's brands could adversely affect its revenue and profitability.

If the Company does not retain its key personnel, its business may suffer. The success of the Company's business is heavily dependent on the leadership of its key management personnel, including its Chief Executive Officer, its Chief Financial Officer, its President of its Mountain Division, its Chief Operating Officer of RockResorts, its President of VRDC, its General Counsel and each of its Senior Vice Presidents. If any of these persons were to leave the Company, it could be difficult to replace them, and the Company's business could be harmed. The Company does not maintain "key-man" life insurance on any of its employees.

The Company is subject to accounting regulations and uses certain accounting estimates and judgments that may differ significantly from actual results. Implementation of existing and future legislation, rulings, standards and interpretations from the FASB or other regulatory bodies could affect the presentation of the Company's financial statements and related disclosures. Future regulatory requirements could significantly change the Company's current accounting practices and disclosures. Such changes in the presentation of the Company's financial statements and related disclosures could change an investor's interpretation or perception of the Company's financial position and results of operations.

The Company uses many methods, estimates and judgments in applying our accounting policies (see Critical Accounting Policies in Item 7 of this Form 10-K). Such methods, estimates and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions, and factors may arise over time that lead the Company to change its methods, estimates and judgments. Changes in those methods, estimates and judgments could significantly affect the Company's results of operations.

Risks Relating to The Company's Capital Structure

The Company's stock price is highly volatile. The market price of the Company's stock is highly volatile and subject to wide fluctuations in response to factors such as the following, some of which are beyond its control:

- quarterly variations in the Company's operating results;
- operating results that vary from the expectations of securities analysts and investors;
- change in valuations, including the Company's future real estate developments;
- changes in the overall travel and leisure industry;
- changes in expectations as to the Company's future financial performance, including financial estimates by securities analysts and investors or such guidance provided by the Company;
- announcements of new services by the Company or its competitors;
- announcements by the Company or its competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;
- additions or departures of key personnel;
- future sales of the Company's securities;
- trading and volume fluctuations;
- changes in the weather;
- seasonal fluctuations;
- other risk factors as discussed above; and
- other unforeseen events.

Stock markets in the United States often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions such as acts of terrorism, a recession or interest rate or currency rate fluctuations, could adversely affect the market price of the Company's stock.

The Company has not historically paid cash dividends to its common stockholders. Other than a rights distribution in October 1996 which gave each stockholder of record the right to receive $2.44 per share of common stock held, the Company has never declared or paid any cash dividends on its shares of common stock. Payment of any future dividends on its common stock will depend upon the Company's earnings and capital requirements, the terms of its debt instruments and preferred stock and other factors the Board of Directors considers appropriate.

Anti-takeover provisions affecting the Company could prevent or delay a change of control that is beneficial to its shareholders. Provisions of the Company's certificate of incorporation and bylaws, provisions of its debt instruments and other agreements and provisions of applicable Delaware law and applicable Federal and state regulations may discourage, delay or prevent a merger or other change of control that holders of the Company's securities may consider favorable. These provisions could:

- delay, defer or prevent a change in control of the Company;

VAILRESORTS

VAIL RESORTS, INC.
390 Interlocken Crescent
Broomfield, Colorado 80021

NOTICE OF THE 2007 ANNUAL MEETING OF STOCKHOLDERS
To be held on December 7, 2007

October 26, 2007

To our Stockholders:

The annual meeting of stockholders of Vail Resorts, Inc., a Delaware corporation, will be held on Friday, December 7, 2007 at 10:00 a.m., Mountain Standard Time at the Renaissance Suites Hotel, 500 Flatiron Boulevard, Broomfield, Colorado 80021, to:

(1) Elect seven directors to serve for a one year term or until their successors are elected;

(2) Approve the material terms for payment of our annual executive incentive compensation under our Management Incentive Plan;

(3) Ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2008; and

(4) Transact such other business as may properly come before the meeting.

These items of business are more fully described in the proxy statement accompanying this Notice.

Only holders of record of shares of our common stock at the close of business on October 12, 2007 are entitled to receive notice of, and to vote at, the annual meeting or at any postponement or adjournment thereof. A list of stockholders entitled to vote at the annual meeting will be available for the examination of any stockholder at the annual meeting and for ten days prior to the annual meeting at our principal executive offices located at 390 Interlocken Crescent, Suite 1000, Broomfield, Colorado 80021.

Pursuant to new rules promulgated by the Securities and Exchange Commission, or the SEC, we have elected to provide access to our proxy materials over the Internet. Accordingly, we will mail, on or before October 26, 2007, a Notice of Internet Availability of Proxy Materials to our stockholders of record and beneficial owners at the close of business on October 12, 2007. On the date of mailing of the Notice of Internet Availability of Proxy Materials, all stockholders and beneficial owners will have the ability to access all of the proxy materials on a website referred to and at the URL address included in the Notice of Internet Availability of Proxy Materials. These proxy materials will be available free of charge.

The Notice of Internet Availability of Proxy Materials will also identify the date, the time and location of the annual meeting; the matters to be acted upon at the meeting and the Board of Directors' recommendation with regard to each matter; a toll-free telephone number, an e-mail address, and a website where stockholders can request a paper or e-mail copy of the proxy statement, our annual report to stockholders and a form of proxy relating to the annual meeting; information on how to access the form of proxy; and information on how to obtain directions to attend the meeting and vote in person.

Stockholders are cordially invited to attend the annual meeting. If you wish to vote shares held in your name at the annual meeting, please bring your Notice of Internet Availability of Proxy Materials or proxy card (if you previously requested one be mailed to you) and picture identification. If you hold shares through an intermediary, such as a broker, bank or other nominee, you must present proof of ownership at the meeting. Proof of ownership could include a proxy from your broker, bank or other nominee or a copy of your account statement. Attendance at our annual meeting will be limited to persons presenting a Notice of Internet Availability of Proxy Materials or proxy card (if you requested one) and picture identification.

Your vote is extremely important. We appreciate your taking the time to vote promptly. After reading the proxy statement, please vote, at your earliest convenience by telephone or Internet, or request a proxy card to complete, sign and return by mail. If you decide to attend the annual meeting and would prefer to vote by ballot, your proxy will be revoked automatically and only your vote at the annual meeting will be counted. YOUR SHARES CANNOT BE VOTED UNLESS YOU VOTE BY: (i) TELEPHONE, (ii) INTERNET, (iii) REQUESTING A PAPER PROXY CARD, TO COMPLETE, SIGN AND RETURN BY MAIL, OR (iv) ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON. Please note that all votes cast via telephone or the Internet must be cast prior to 11:59 p.m., Eastern Standard Time on Thursday, December 6, 2007.

By Order of the Board of Directors,



Fiona E. Arnold
Senior Vice President,
General Counsel and Secretary

VAIL RESORTS

VAIL RESORTS, INC.
390 INTERLOCKEN CRESCENT
BROOMFIELD, CO 80021

There are three ways to vote your Proxy

Your telephone or Internet vote authorizes the Named Proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Vail Resorts, Inc. and the impact on the environment in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vail Resorts, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you vote by Phone or Internet, please do not mail your Proxy Card

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: VAILR1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

VAIL RESORTS, INC.

The Board of Directors Recommends a Vote FOR Items 1, 2, 3 and 4.

Vote On Directors

1. Election of directors:
   01) Roland A. Hernandez
   02) Thomas D. Hyde
   03) Robert A. Katz
   04) Richard D. Kincaid
   05) Joe R. Micheletto
   06) John F. Sorte
   07) William P. Stiritz

For All ☐ Withhold All ☐ For All Except ☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Vote On Proposals

	For	Against	Abstain
2. Approve the material terms for payment of our annual executive incentive compensation under our Management Incentive Plan	☐	☐	☐
3. Ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm	☐	☐	☐
4. In the discretion of the persons named as proxies in this Proxy, transact such other business as may properly come before the meeting	☐	☐	☐

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR EACH PROPOSAL.

Please sign exactly as your name(s) appear(s) on Proxy. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the proxy.

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please indicate if you plan to attend this meeting. ☐ Yes ☐ No

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

VAIL RESORTS, INC.

ANNUAL MEETING OF STOCKHOLDERS

Friday, December 7, 2007

10:00 a.m., Mountain Standard Time

Renaissance Suites Hotel
500 Flatiron Boulevard
Broomfield, Colorado 80021

VAILRESORTS

Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, Colorado 80021

Proxy

This proxy is solicited by the Board of Directors for use at the Annual Meeting on December 7, 2007.

The shares of stock you hold in your account will be voted as you specify on the reverse side.

If no choice is specified, the proxy will be voted "FOR" Items 1, 2, 3 and 4.

By signing the proxy, you revoke all prior proxies and appoint **Jeffrey W. Jones** and **Fiona E. Arnold**, and each of them with full power of substitution, to vote your shares on the matters shown on the reverse side and any other matters which may come before the Annual Meeting and all adjournments.

See reverse for voting instructions.

Address Changes/Comments: ____

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

VAIL RESORTS, INC.

390 Interlocken Crescent | Broomfield, Colorado 80021

PROXY STATEMENT FOR THE 2007 ANNUAL MEETING OF STOCKHOLDERS

We are providing these proxy materials in connection with the solicitation of proxies by the Board of Directors of Vail Resorts, Inc. (the "Company") to be voted at our annual meeting, which will take place on Friday, December 7, 2007 at 10:00 a.m., local time, at the Renaissance Suites Hotel, 500 Flatiron Boulevard, Broomfield, Colorado 80021 and at any adjournment or postponement thereof. As a stockholder, you are invited to attend the annual meeting and are requested to vote on the items of business described in this proxy statement.

In accordance with rules and regulations recently adopted by the SEC, instead of mailing a printed copy of our proxy materials to each stockholder of record or beneficial owner, we are now furnishing proxy materials, which include our proxy statement and annual report, to our stockholders over the Internet. Because you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials, unless you have previously made a permanent election to receive these materials in hard copy. Instead, the Notice of Internet Availability of Proxy Materials will instruct you as to how you may access and review all of the important information contained in the proxy materials. The Notice of Internet Availability of Proxy Materials also instructs you as to how you may submit your proxy on the Internet. If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials you should follow the instructions for requesting such materials included in the Notice of Internet Availability of Proxy Materials.

It is anticipated that the Notice of Internet Availability of Proxy Materials will be available to stockholders on or before October 26, 2007.

Who is entitled to vote at or attend the annual meeting?

Holders of record of our common stock as of the close of business on October 12, 2007, which we refer to as the record date, are entitled to vote. On the record date we had 38,936,639 shares of common stock outstanding. Each share is entitled to one vote on each item being voted on at the annual meeting. You are entitled to attend the annual meeting only if you were a Vail Resorts, Inc. stockholder or joint holder as of the record date or you hold a valid proxy for the annual meeting.

Stockholder of Record: Shares Registered in Your Name

If, on October 12, 2007, your shares were registered directly in your name with the Company's transfer agent, Wells Fargo Bank Minnesota, N.A., then you are a stockholder of record and a Notice of Internet Availability was sent to you by the Company. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to vote by proxy in advance of the annual meeting over the telephone or on the Internet as instructed in the Notice of Internet Availability of Proxy Materials to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If, on October 12, 2007, your shares were not held in your name, but rather were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and a Notice of Internet Availability of Proxy Materials was forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares held in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent and bring such proxy to the annual meeting. If you want to attend the annual meeting, but not vote at the annual meeting, you must provide proof of beneficial ownership as of the record date, such as your most recent account statement prior to October 12, 2007, a copy of the voting instruction card provided by your broker or other agent, or other similar evidence of ownership. Whether or not you plan to attend the meeting, we urge you to vote by proxy in advance of the annual meeting over the telephone or on the Internet as instructed in the Notice of Internet Availability of Proxy Materials to ensure your vote is counted.

How do I vote my shares?

By Telephone or the Internet—Stockholders can simplify their voting by voting their shares via telephone or the Internet as instructed in the Notice of Internet Availability of Proxy Materials. The telephone and Internet procedures are designed to authenticate a stockholder's identity, to allow stockholders to vote their shares and confirm that their instructions have been properly recorded.

The telephone and Internet voting facilities will close at 11:59 p.m., Eastern Standard Time, on December 6, 2007.

By Mail—Stockholders who request a paper proxy card by telephone or Internet may elect to vote by mail and should complete, sign and date their proxy cards and mail them in the pre-addressed envelopes that accompany the delivery of paper proxy cards. Proxy cards submitted by mail must be received by the time of the meeting in order for your shares to be voted. Stockholders who hold shares beneficially in street name may vote by mail by requesting a paper proxy card according to the instructions contained in the Notice of Internet Availability of Proxy Materials received from your broker or other agent, and then completing, signing and dating the voting instruction card provided by the brokers or other agents and mailing it in the pre-addressed envelope provided.

At the Meeting—Shares held in your name as the stockholder of record may be voted by you in person at the annual meeting. Shares held beneficially in street name may be voted by you in person at the annual meeting only if you obtain a legal proxy from the broker or other agent that holds your shares giving you the right to vote the shares and bring such proxy to the annual meeting.

Can I change my vote?

You may change your vote at any time prior to the vote at the annual meeting by:

- timely delivery of a later-dated proxy (including telephone or Internet vote);
- written notice of revocation to our Secretary at 390 Interlocken Crescent, Broomfield, Colorado 80021; or
- attending the annual meeting and voting in person.

If you are a beneficial owner of shares, you may change your vote by submitting new voting instructions to your broker, or other agent following the instructions they provided, or, if you have obtained a legal proxy from your broker or other agent giving you the right to vote your shares, by attending the meeting and voting in person.

How many shares must be present or represented to conduct business at the annual meeting?

The quorum requirement for holding the annual meeting and transacting business is that holders of a majority of the voting power of the issued and outstanding common stock must be present in person or represented by proxy. Both abstentions and broker non-votes described below are counted for the purpose of determining the presence of a quorum. If there is no quorum, the holders of a majority of shares present at the meeting in person or represented by proxy may adjourn the meeting to another date.

What are the voting requirements?

In the election of directors, you may vote "FOR" one or more of the nominees or your vote may be "WITHHELD" with respect to one or more of the nominees. If you elect "WITHHELD," your vote will be counted as a vote cast with respect to such nominee and will have the effect of a negative vote. You may not cumulate your votes for the election of directors. Each director requires the affirmative "FOR" vote of a majority of those shares present in person or represented by proxy, entitled to vote and actually voted at the annual meeting.

For the other items of business, you may vote "FOR," "AGAINST" or "ABSTAIN." If you elect to "ABSTAIN," which we refer to as an abstention, your vote will not be counted for voting purposes and therefore will have no effect on the outcome of any vote. However, abstentions are considered present for purposes of determining a quorum, even though they are not considered votes cast on that proposal since an abstention is not a vote cast. This treatment of abstentions is consistent with the express terms of our Bylaws regarding stockholder voting. If you provide specific instructions with regard to certain proposals, your shares will be voted as you instruct on such proposals.

The proposal to approve our Management Incentive Plan requires the affirmative "FOR" vote of a majority of those shares present in person or represented by proxy, entitled to vote, and actually voted on the proposal at the annual meeting. The proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm requires the affirmative "FOR" vote of a majority of those shares present in person or represented by proxy, entitled to vote, and actually voted on the proposal at the annual meeting.

What are "broker non-votes"?

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute "broker non-votes." Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given by the beneficial owner. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are considered present for purpose of determining a quorum but are not considered entitled to vote or votes cast on that proposal. Thus, a broker non-vote will make a quorum more readily attainable, but broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

If your shares are held in street name and you do not instruct your broker on how to vote your shares, your brokerage firm, in its discretion, may either leave your shares unvoted or vote your shares on routine matters. The election of directors (Proposal No. 1) and the proposal to ratify the appointment of our independent registered public accounting firm for the current fiscal year (Proposal No. 3) are considered routine matters. The proposal to approve the material terms for payment of our annual executive incentive compensation under our Management Incentive Plan (Proposal No. 2) is not considered a routine matter and, consequently, without your voting instructions, your brokerage firm cannot vote your shares on this proposal.

Who will serve as inspector of elections?

The inspector of elections will be a representative from Broadridge Financial Solutions, Inc.

Who will bear the cost of soliciting votes for the annual meeting?

We will bear the cost of soliciting proxies. In addition to the original solicitation of proxies, proxies may be solicited personally, by telephone or other means of communication, by our directors and employees. Directors and employees will not be paid any additional compensation for soliciting proxies.

We may reimburse brokers holding common stock in their names or in the names of their nominees for their expenses in sending proxy material to the beneficial owners of such common stock.

What does it mean if I receive more than one Notice of Internet Availability of Proxy Materials?

If you receive more than one Notice of Internet Availability of Proxy Materials, you hold shares registered in more than one name or shares that are registered in different accounts. To ensure that all of your shares are voted, you will need to vote separately by telephone or the Internet using the specific control number contained in each Notice of Internet Availability of Proxy Materials that you receive.

What if I submit a proxy but do not make specific choices?

If a proxy is voted by telephone or Internet, or is signed and returned by mail without choices specified, in the absence of contrary instructions, subject to Rule 14a-4(d)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, the shares of common stock represented by such proxy will be voted "FOR" Proposals 1, 2 and 3, and will be voted in the proxy holders' discretion as to other matters that may properly come before the annual meeting.

Annual Meeting Materials

The Notice of Internet Availability of Proxy Materials, Notice of Annual Meeting, this proxy statement and the annual report of the Company for the fiscal year ended July 31, 2007 have been made available to all stockholders entitled to Notice of Internet Availability of Proxy Materials and entitled to vote at the annual meeting. The annual report is not incorporated into this proxy statement and is not considered proxy-soliciting material.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in our quarterly report on Form 10-Q for the second fiscal quarter ending January 31, 2008, which will be filed with the SEC.

PROPOSAL 1. ELECTION OF DIRECTORS

Our Board of Directors, or Board, presently consists of eight members. The Board of Directors has nominated seven directors for re-election by our stockholders. Each director to be elected will hold office until the next annual meeting of stockholders or until his successor is duly elected and qualified, or until the director's earlier death, resignation or removal. John Hannan is not standing for re-election at the annual meeting. As of the date of this proxy statement, our Nominating & Governance Committee has not yet identified a candidate to fill the resulting vacancy. Each of the nominees listed below is currently a director of the Company who was previously elected by the stockholders. The proxies solicited by this proxy statement may not be voted for more than seven nominees.

The persons named as proxies in the accompanying proxy, who have been designated by the Board, intend to vote, unless otherwise instructed in such proxy, "FOR" the election of Messrs. Hernandez, Hyde, Katz, Kincaid, Micheletto, Sorte and Stiritz as directors. If any nominee becomes unavailable for election as a result of an unexpected occurrence, your shares will be voted for the election of a substitute nominee, if any, proposed by the Board. Each person nominated for election has agreed to serve if elected. Our Board has no reason to believe that any nominee will be unable to serve.

INFORMATION WITH RESPECT TO NOMINEES

The following sets forth the name and age of each nominee, identifies whether the nominee is currently a member of the Board, lists all other positions and offices, if any, now held by him with the Company, and specifies his principal occupation during at least the last five years.

Nominees for Directors

Roland A. Hernandez, 50, was appointed a director of the Company in December 2002. Mr. Hernandez is the founding principal and Chief Executive Officer of Hernandez Media Ventures, a privately held company engaged in the acquisition and management of media assets. Prior to forming that company, Mr. Hernandez was President, Chief Executive Officer and Chairman of the Board of Telemundo Group, Inc., a Spanish-language television and entertainment company. From 1995 to 1998, Mr. Hernandez was President and Chief Executive Officer of Telemundo Group, Inc. From 1986 to 1994, Mr. Hernandez was President of the corporate general partner of Interspan Communications. Mr. Hernandez is a director of Wal-Mart Stores, Inc., Ryland Group, Inc., MGM Mirage and Lehman Brothers Holdings, Inc. He serves on the audit committee of Ryland Group, Inc. and as Chairman of the audit committees of Wal-Mart Stores, Inc. and MGM Mirage.

Thomas D. Hyde, 58, was appointed a director of the Company in June 2006. Mr. Hyde is Executive Vice President and Corporate Secretary of Wal-Mart Stores, Inc. ("Wal-Mart"). From June 2003 to June 2005, Mr. Hyde served as Executive Vice President, Legal and Corporate Affairs and Corporate Secretary of Wal-Mart and from July 2001 to June 2003, he served as Executive Vice President, Senior General Counsel of Wal-Mart. Prior to July 2001, he served as Senior Vice President and General Counsel of Raytheon Company since 1992.

Robert A. Katz, 40, was appointed a director of the Company in June 1996, serving as Lead Director from June 2003 until his appointment as Chief Executive Officer of the Company in February 2006. Prior to his appointment as the Company's Chief Executive Officer, Mr. Katz had been associated with Apollo Management L.P., a private securities and investment management firm, since 1990.

Richard D. Kincaid, 45, was appointed a director of the Company in June 2006. Mr. Kincaid is a principal and founder of Lakeshore Holdings, LLC, a real estate opportunity fund. Until March 2007, Mr. Kincaid was President, Chief Executive Officer and a trustee of Chicago-based Equity Office Properties Trust ("Equity Office"). Mr. Kincaid was President of Equity Office since 2002 and was named Chief Executive Officer in

April 2003. From 1997 to 2002, Mr. Kincaid was Executive Vice President of Equity Office and was Chief Operating Officer from September 2001 until November 2002. He served as Chief Financial Officer of Equity Office from March 1997 until August 2002. Mr. Kincaid also is a director of Rayonier Inc., a global supplier of timber, performance fibers and wood products.

Joe R. Micheletto, 71, was appointed a director of the Company in February 1997 and has been Chairman of the Board of the Company since February 2006. Since September 2003, Mr. Micheletto has served as Vice Chairman of Ralcorp Holdings, Inc. ("Ralcorp"). From September 1996 to September 2003, Mr. Micheletto served as Chief Executive Officer and President of Ralcorp and was Co-Chief Executive Officer and Chief Financial Officer of Ralcorp from January 1994 to September 1996. From 1985 to 1994, he served as Vice President and Controller of Ralston Purina Company. From 1991 to 1997, Mr. Micheletto served as Chief Executive Officer of Ralston Resorts, Inc. Mr. Micheletto also serves as a director of Energizer Holdings, Inc.

John F. Sorte, 60, was appointed a director of the Company in January 1993. Mr. Sorte has been President and Chief Executive Officer of Morgan Joseph & Co. Inc., an investment banking firm, since June 2001. From March 1994 to June 2001, he served as President of New Street Advisors L.P. and from 1992 until 1994 as Chief Executive Officer of New Street Capital Corporation. Prior to that position, Mr. Sorte joined Drexel Burnham Lambert Inc. as Managing Director in 1980 and served as Chief Executive Officer from 1990 through 1992. Mr. Sorte is also a director of WestPoint Stevens, Inc.

William P. Stiritz, 73, was appointed a director of the Company in February 1997. Mr. Stiritz has been a private equity investor since May 2001. From April 1998 to May 2001, he was Chairman of the Board, Chief Executive Officer and President of Agribrands International, Inc. Mr. Stiritz was Chairman of the Board of Ralston Purina Company from January 1982 to December 2001. Mr. Stiritz serves as Chairman of the Board of both Ralcorp Holdings, Inc. and Energizer Holdings, Inc.

Vote Required for Approval

The affirmative vote of the holders of a majority of the shares represented in person or by proxy, entitled to vote and which have actually been voted on this matter is required for the election of each director.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF THESE NOMINEES.

MANAGEMENT

The following table sets forth the executive officers of the Company (or its operating subsidiaries) as of October 26, 2007.

Name	Position
Robert A. Katz	Chief Executive Officer
Jeffrey W. Jones	Senior Executive Vice President and Chief Financial Officer
Fiona E. Arnold	Senior Vice President and General Counsel
William A. Jensen	President, Mountain Division
Keith A. Fernandez	President, Vail Resorts Development Company
Stanley D. Brown	Executive Vice President and Chief Operating Officer—RockResorts and Vail Resorts Hospitality

For biographical information about Mr. Katz see "Information With Respect to Nominees."

Jeffrey W. Jones, 45, was appointed Senior Executive Vice President and Chief Financial Officer in February 2006. Mr. Jones had previously been appointed Senior Vice President and Chief Financial Officer of the Company in November 2003. He originally joined the Company in September 2003, as Senior Vice President and Chief Financial Officer of Vail Resorts Development Company. From 1999 to 2003 Mr. Jones served as Executive Vice President and Chief Financial Officer of Clark Retail Enterprises, Inc. in Chicago, Illinois. From June 1998 to June 1999, Mr. Jones was Chief Financial Officer and Treasurer of Lids Corporation in Boston, Massachusetts. Mr. Jones is a member of the American Institute of Certified Public Accountants and a director and Chairman of the audit committee of iPCS, Inc.

Fiona E. Arnold, 40, was appointed Senior Vice President and General Counsel in June 2007. Ms. Arnold joined the Company as Deputy General Counsel in September 2006. From 2003 to 2006, Ms. Arnold served as Associate General Counsel for Western Gas Resources, Inc. in Denver, Colorado and from 2001 to 2003 she served as Vice President of Legal and Business Affairs and Assistant General Counsel for Crown Media Holdings, Inc., also in Denver. From 1998 to 2001, Ms. Arnold was an associate at the law firm Jones Day in Dallas, Texas, where she practiced securities and transactional law. Ms. Arnold began her legal career in Australia in 1993.

William A. Jensen, 55, was appointed President of the Company's Mountain Division in May 2007. Mr. Jensen previously served as the Mountain Division's Co-President since February 2006. From May 1999 to February 2006, Mr. Jensen was Senior Vice President and Chief Operating Officer of Vail Mountain. Mr. Jensen served as Senior Vice President and Chief Operating Officer of Breckenridge Resort from May 1997 to May 1999. Mr. Jensen was President of Fibreboard Resort Group, the former operator of three California ski resorts from 1991 to 1996. Mr. Jensen currently serves on the Executive Board of the National Ski Areas Association, the Board of Colorado Ski Country USA and the Board of the Vail Valley Foundation.

Keith A. Fernandez, 55, was appointed President of Vail Resorts Development Company in May 2006. From 1997 until May 2006, Mr. Fernandez was President and Chief Operating Officer of Intracorp San Diego/Hawaii, part of a family of independent, privately held real estate development companies. Prior to joining Intracorp, Fernandez was affiliated with Molokai Ranch, Ltd. for four years, a major land owner/developer in Hawaii, and from 1985 to 1994, he had operated his own California-based development company, Wailoa Development.

Stanley D. Brown, 48, was appointed Executive Vice President and Chief Operating Officer of RockResorts and Vail Resorts Hospitality in July 2007. From 2006 until July 2007, Mr. Brown was Vice President Asia for Marriott International, Inc., managing 50 hotels and resorts based in Hong Kong. From 2000 to 2005, he was Vice President of Pacific Islands and Japan for Marriott International, Inc. based in Hawaii. From 1998 to 2000, he was General Manager for the Renaissance Sydney Hotel. From 1996 to 1998, he was General Manager for Saigon Marriott in Ho Chi Minh City, Vietnam, and from 1994 to 1996, he was General Manager for Jeddah Marriott in Jeddah, Saudi Arabia. Mr. Brown's hospitality leadership career began in 1989 when he was appointed Resident Manager for Maui Marriott Resort in Lahaina, Maui.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

Set forth in the following table is the beneficial ownership of common stock at the close of business on October 4, 2007 for all directors, nominees, the named executive officers listed on the Summary Compensation Table, and, as a group, such persons and all other current executive officers.

Name	Number of Shares of Common Stock Beneficially Owned	Percent of Class
Joe R. Micheletto	35,805(1)(2)(3)	*%
John J. Hannan	21,559(4)	*
Roland A. Hernandez	31,559(1)	*
Thomas D. Hyde	2,809	*
Richard D. Kincaid	7,809	*
John F. Sorte	39,059(5)	*
William P. Stiritz	29,059(3)(5)	*
Robert A. Katz	260,743(6)	*
Jeffrey W. Jones	88,801(7)	*
Keith A. Fernandez	9,182(8)	*
William A. Jensen	27,878(9)	*
Fiona E. Arnold	215	*
Roger D. McCarthy	7,666(10)	*
Martha D. Rehm	996(11)	*
Directors, nominees and executive officers as a group (15 Persons)	563,140(12)	1.43%

* As of October 4, 2007, no director or current executive officer owned more than one percent of the common stock outstanding (including exercisable options). Applicable percentages are based on 38,870,818 shares outstanding on October 4, 2007, adjusted as required by rules promulgated by the SEC. Unless indicated by footnote, the address for each listed director and executive officer is 390 Interlocken Crescent, Broomfield, CO 80021. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the person named in the table report having sole voting and investment power with respect to all shares of common stock known as beneficially owned by them.

The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the Restricted Stock Units, or RSUs, and common stock underlying stock appreciation rights, or SARs, and options held by that person that are currently exercisable or are exercisable within 60 days of October 4, 2007, but excludes RSUs and our common stock underlying SARs or options held by any other person.

(1) Includes options to purchase 25,000 shares of common stock which are currently exercisable.

(2) Includes 3,246 shares of restricted stock that vest upon Mr. Micheletto ceasing to be a member of the Board of Directors.

(3) Messrs. Micheletto and Stiritz disclaim beneficial ownership of all shares of common stock of the Company held by Ralcorp.

(4) Includes options to purchase 15,000 shares of common stock which are currently exercisable.

(5) Includes options to purchase 22,500 shares of common stock which are currently exercisable.

(6) Includes options to purchase 25,000 shares of common stock which are currently exercisable. Includes 12,500 restricted shares of common stock outstanding and held by Mr. Katz that remain subject to vesting restrictions as of December 3, 2007 (60 days from October 4, 2007) which lapse in equal monthly installments from December 28, 2007 to February 28, 2009. Also includes 174,993 SARs which would be exercisable for 90,458 shares of common stock (assuming a fair market value of $65.60, the closing price of our common stock on October 4, 2007).

(7) Includes options to purchase 70,000 shares of common stock which are or will become exercisable on or before December 3, 2007. Includes 8,007 SARs which would be exercisable for 3,159 shares of common stock (assuming a fair market value of $65.60, the closing price of our common stock on October 4, 2007).
(8) Includes 5,542 SARs which would be exercisable for 2,532 shares of common stock (assuming a fair market value of $65.60, the closing price of our common stock on October 4, 2007).
(9) Includes options to purchase 20,000 shares of common stock which are or will become exercisable on or before December 3, 2007. Includes 6,673 SARs which would be exercisable for 2,633 shares of common stock (assuming a fair market value of $65.60, the closing price of our common stock on October 4, 2007).
(10) Such information is based on Mr. McCarthy's last Form 4 filings filed with the SEC on February 15, 2007.
(11) Such information is based on Ms. Rehm's last Form 4 filings filed with the SEC on January 12, 2007.
(12) Includes options to purchase 225,000 shares of common stock and 195,215 SARs which would be exercisable for a total of 98,782 shares of common stock as described in the above footnotes.

INFORMATION AS TO CERTAIN STOCKHOLDERS

Set forth below is certain information with respect to the only persons known to the Company to be the beneficial owners of more than five percent of the Company's voting securities at the close of business on October 4, 2007, based on filings required by the SEC.

	Common Stock Beneficially Owned	
Name of Beneficial Owner	**Shares**	**Percent of Total**
Ralcorp Holdings, Inc.	7,454,406(1)	19.18%
Ronald Baron	4,683,100(2)	12.05%
Marsico Capital Management, LLC	4,075,835(3)	10.49%
Columbia Wanger Asset Management, L.P.	2,887,600(4)	7.43%
FMR Corp.	2,325,800(5)	5.98%
Eagle Asset Management, Inc.	2,244,063(6)	5.77%

Applicable percentages are based on 38,870,818 shares outstanding on October 4, 2007.

(1) As reported by Ralcorp Holdings, Inc. and RH Financial Corporation on Schedule 13D/A filed with the SEC on November 1, 2006. The address for Ralcorp is 800 Market Street, Suite 1600, St. Louis, MO 63101.

(2) As reported by Ronald Baron, Baron Capital Group, Inc. ("BCG"), BAMCO, Inc. ("BAMCO"), Baron Capital Management, Inc. ("BCM") and Baron Asset Fund ("BAF") on a joint Schedule 13G/A filed with the SEC on February 14, 2007. Ronald Baron is Chairman and Chief Executive Officer BCG, BAMCO and BCM and President and Chief Executive Officer of BAF. The address for Ronald Baron is 767 Fifth Avenue, 24th Floor, New York, NY 10153. BCG and Ronald Baron disclaim beneficial ownership of shares held by their controlled entities (or the investment advisory clients thereof) to the extent such shares are held by persons other than BCG and Ronald Baron. BAMCO and BCM disclaim beneficial ownership of shares held by their investment advisory clients to the extent such shares are held by persons other than BAMCO, BCM and their affiliates.

(3) As reported by Marsico Capital Management, LLC on Schedule 13G filed with the SEC on August 10, 2007. The address for Marsico Capital Management, LLC is 1200 17th Street, Suite 1600, Denver, CO 80202.

(4) As reported by Columbia Wanger Asset Management, L.P. on Schedule 13G/A filed with the SEC on January 11, 2007. The address for Columbia Wanger Asset Management, L.P. is 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

(5) As reported by FMR Corp. on Schedule 13G filed with the SEC on February 14, 2007. The address for FMR Corp. is 82 Devonshire Street, Boston, MA 02109.

(6) As reported by Eagle Asset Management, Inc. on Schedule 13G filed with the SEC on February 8, 2007. The address for Eagle Asset Management, Inc. is 880 Carillon Parkway, St. Petersburg, FL 33716.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Company's Board acts as the ultimate decision-making body of the Company and advises and oversees our management, who are responsible for the day-to-day operations and administration of the Company. The Board has adopted Corporate Governance Guidelines which, along with the charters of the Board committees and the Company's Code of Ethics & Business Conduct, provide the framework for the governance of the Company. A complete copy of the Company's Corporate Governance Guidelines, the charters of the Board committees and the Code of Ethics & Business Conduct for employees and directors may be found on the Company's website at *www.vailresorts.com.* Copies of these materials are available in print, without charge upon written request to: Secretary, Vail Resorts, Inc. at 390 Interlocken Crescent, Broomfield, CO 80021.

Meetings of the Board

The Board held a total of eight meetings during the fiscal year ended July 31, 2007. During the fiscal year, all of the directors of the Company except Mr. Hannan attended 75% or more of the meetings of the Board and of committees of the Board on which they served, either in person or telephonically. The Chief Executive Officer typically develops the agenda for Board meetings and reviews the agenda with the Chairman of the Board. We do not have a formal policy regarding Board members attendance at our annual meetings of stockholders. Mr. Katz attended our 2006 annual meeting of stockholders.

Executive Sessions

The non-management directors' practice is to meet in executive session following the conclusion of each Board meeting to discuss such matters as they deem appropriate and, at least once a year, to review the Compensation Committee's annual review of the Chief Executive Officer. These executive sessions are chaired by the Chairman of the Board or other non-management director, as appointed by the Board, in the event the Chairman of the Board in any particular year is a management director. The Chairman of the Board is elected by the Board annually. Interested parties, including our stockholders, may communicate with the presiding director and the non-management directors by following the procedures under "Communications with the Board of Directors" below.

Director Nominations

The Nominating & Governance Committee considers and recommends candidates for election to the Board. The committee also considers candidates for election to the Board, if any, that are submitted by stockholders. Each member of the committee participates in the review and discussion of director candidates. In addition, members of the Board who are not on the committee may meet with and evaluate the suitability of candidates. In making its selections of candidates to recommend for election, the committee seeks persons who have achieved prominence in their field and who possess significant experience in areas of importance to the Company. The minimum qualifications that the Nominating & Governance Committee believes must be met for a candidate to be nominated include integrity, independence, forthrightness, analytical skills and the willingness to devote appropriate time and attention to the Company's affairs. Candidates must also demonstrate a willingness to work as part of a team in an atmosphere of trust and a commitment to represent the interests of all the stockholders rather than those of a specific constituency. Successful candidates also demonstrate significant experience in industries related to our business and in other areas of importance to the Company, such as general management, finance, marketing, technology, law or public sector activities.

Stockholders who wish to submit nominees for election at an annual or special meeting of stockholders should follow the procedure described in the Company's Bylaws. Recommendations must include a written statement from the candidate expressing a willingness to serve. The Nominating & Governance Committee applies the same standards in considering candidates submitted by stockholders as it does in evaluating candidates submitted by members of the Board. During a regularly scheduled Board meeting, the members of the Nominating & Governance Committee nominated the seven nominees that are up for election at this year's annual meeting.

Determinations Regarding Independence

Under the Company's Corporate Governance Guidelines, a majority of the Board must be comprised of directors who are independent under the Corporate Governance Standards of the New York Stock Exchange, or the NYSE. The Board has adopted categorical standards of director independence, attached as Appendix "A" to this proxy statement, to assist it in making determinations of independence of Board members.

The Board has determined that each of the nominees, other than Mr. Katz, is "independent" under the categorical standards of director independence adopted by the Board and the applicable rules of the NYSE. In making its determination with respect to Messrs. Micheletto and Stiritz, who serve on the Board of Directors of Ralcorp as Vice Chairman and Chairman, respectively, the Board took into consideration that Messrs. Micheletto and Stiritz serve as non-executive directors of Ralcorp and there is no stockholder agreement or other arrangement between the Company and Ralcorp with regard to nominees for director.

Communications with the Board of Directors

The Company's Board has adopted a formal process by which interested parties, including our stockholders, may communicate with the Board or the non-management directors. This information is available on the Company's website at www.vailresorts.com, on the Corporate Governance home page within the Investor Relations section.

Code of Ethics & Business Conduct

The Company has adopted a Code of Ethics & Business Conduct that applies to all directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Ethics & Business Conduct is available on the Company's website at *www.vailresorts.com*, or in print, without charge, to any stockholder who sends a request to: Secretary, Vail Resorts, Inc., 390 Interlocken Crescent, Broomfield, CO 80021. The Company will also post on its website any amendment to the Code of Ethics & Business Conduct and any waiver granted to any of its directors or executive officers.

Committees of the Board

The Board has an Executive Committee, an Audit Committee, a Compensation Committee and a Nominating & Governance Committee. The charters for all of these committees, which have been approved by the Board, are available on the Company's website at *www.vailresorts.com*, or in print, without charge, to any stockholder who sends a request to: Secretary, Vail Resorts, Inc., 390 Interlocken Crescent, Broomfield, CO 80021. Below is a description of each committee of the Board. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities.

The Executive Committee

The Executive Committee has all powers and rights necessary to exercise the full authority of the Board during the intervals between meetings of the Board in the management of the business and affairs of the Company, subject to certain limitations set forth in the charter of the Executive Committee. During fiscal 2007, the members of the Executive Committee were Messrs. Katz and Micheletto. During fiscal 2007, the Executive Committee did not formally meet, but acted by written consent five times.

The Audit Committee

The Audit Committee is primarily concerned with the effectiveness of the Company's independent registered public accounting firm, accounting policies and practices, financial reporting and internal controls. The Audit Committee acts pursuant to its charter, and is authorized and directed, among other things, to (1) appoint, retain, compensate, evaluate and terminate, as appropriate, the Company's independent registered public accounting firm, (2) approve all audit engagement fees and terms, as well as all significant non-audit engagements with the independent registered public accounting firm, (3) discuss with management and the independent registered public accounting firm the Company's annual audited financial statements and quarterly financial statements, including reviewing the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations", (4) review reports by the independent registered public accounting firm describing its internal quality control procedures and all relationships between the Company and the independent registered public accounting firm, (5) establish procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and (6) annually prepare a report as required by the SEC to be included in the Company's annual proxy statement.

The members of the Audit Committee for the fiscal year ended July 31, 2007 were Mr. Micheletto, Chairman, and Messrs. Hernandez and Hyde. The Board has determined that Mr. Micheletto is an "audit committee financial expert" as defined in the rules and regulations adopted pursuant to the Exchange Act. Mr. Hernandez, a member of the Audit Committee, also serves on the audit committees of Ryland Group, Inc., Wal-Mart Stores, Inc. and MGM Mirage. Under the rules of the NYSE, if an audit committee member simultaneously serves on the audit committees of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the Board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the listed company's audit committee. The Board has determined that Mr. Hernandez's simultaneous service on the audit committees of Ryland Group, Inc., Wal-Mart Stores, Inc. and MGM Mirage will not impair his ability to serve effectively as a member of the Company's Audit Committee. The Board has determined that all current members of the Audit Committee are "independent" as defined by the Corporate Governance Standards of the NYSE and the rules of the SEC applicable to audit committee members. The Audit Committee held four meetings, including meetings by telephone, during the last fiscal year.

AUDIT COMMITTEE REPORT*

Management is responsible for the Company's accounting practices, internal control over financial reporting, the financial reporting process and preparation of the consolidated financial statements. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board, or the PCAOB. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context, the committee has met and held discussions with management and the Company's independent registered public accounting firm. Management represented to the Audit Committee that the Company's consolidated financial statements for the fiscal year ended July 31, 2007 were prepared in accordance with generally accepted accounting principles. The Audit Committee reviewed and discussed the consolidated financial statements with management and the Company's independent registered public accounting firm, including a discussion of the quality of the accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements, and management's assessment of the effectiveness of the Company's internal control over financial reporting. The Audit Committee further discussed with the Company's independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (AICPA, Professional Standards, Vol. 1 AU Section 380), as amended, as adopted by the PCAOB in Rule 3200T, as well as the Company's independent registered public accounting firm's opinion on the effectiveness of the Company's internal control over financial reporting.

The Company's independent registered public accounting firm also provided to the Audit Committee the written disclosures and letter required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) as adopted by the PCAOB in Rule 3600T, and the Audit Committee discussed with the Company's independent registered public accounting firm, and were satisfied with, that firm's independence from the Company and its management. The Audit Committee has also considered whether the Company's independent registered public accounting firm's provision of non-audit services to the Company is compatible with the auditors' independence.

The Audit Committee discussed with the Company's internal auditor and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets with the Company's independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal control over financial reporting and the overall quality of the Company's financial reporting. Additionally, the Audit Committee meets with the internal auditor, with and without management present, to discuss the results of their examination and evaluation of the Company's internal control over financial reporting. The Audit Committee has also reviewed and discussed Company policies with respect to risk assessment and risk management.

Based upon the Audit Committee's discussion with management and the Company's independent registered public accounting firm, the Audit Committee recommended to the Board that the Company's audited financial statements as and for the fiscal year ended July 31, 2007 be included in the Company's annual report on Form 10-K for the year ended July 31, 2007 for filing with the SEC on September 27, 2007.

Audit Committee
Joe R. Micheletto, Chairman
Roland A. Hernandez
Thomas D. Hyde

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* In accordance with the rules and regulations of the SEC, the material in the above report shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, under the Exchange Act, or to the liabilities of Section 18 of the Exchange Act and shall not be deemed to be

incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, notwithstanding any general incorporation of this proxy statement into any other document filed with the SEC.

The Compensation Committee

The Compensation Committee acts pursuant to its charter and is authorized and directed, among other things, to (1) review and approve corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluate the Chief Executive Officer's performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the Board), determine and approve the Chief Executive Officer's compensation level based on this evaluation, (2) review the performance of and make recommendations to the Board regarding the individual elements of total compensation for the executive officers of the Company other than the Chief Executive Officer, including any amendments to such executive's agreement, any proposed severance arrangements or change in control and similar agreements/provisions, and any amendments, supplements or waivers to the foregoing agreements, (3) review and approve the Company's incentive compensation and equity-based plans and approve changes to such plans, in each case subject, where appropriate, to stockholder or Board approval, (4) approve annual retainer and meeting fees for non-employee members of the Board and committees of the Board, fix the terms and awards of stock compensation for such members of the Board and determine the terms, if any, upon which such fees may be deferred, and (5) produce a compensation committee report on executive officer compensation as required by the SEC, after the committee reviews and discusses with management the Company's Compensation Discussion and Analysis, or CD&A, and considers whether to recommend that it be included in the Company's proxy statement or annual report on Form 10-K filed with the SEC.

The members of the Compensation Committee for the fiscal year ended July 31, 2007 were Mr. Sorte, Chairman, and Messrs. Kincaid and Micheletto. The Board has determined that all current members of the Compensation Committee are "independent" as defined by the Corporate Governance Standards of the NYSE. The Compensation Committee held three meetings during the fiscal year ended July 31, 2007. The Compensation Committee consists of "non-employee directors," within the meaning of Rule 16b-3 promulgated under the Exchange Act and "outside directors," within the meaning of regulations promulgated under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, and grants awards to the Company's named executive officers, as defined herein, and to officers who are subject to Section 16 of the Exchange Act under the Company's equity compensation plans.

Compensation Committee Processes and Procedures

Typically, the Compensation Committee meets at least two times annually and with greater frequency as necessary and met three times in fiscal 2007. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with the Chief Executive Officer. From time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in Compensation Committee meetings. The Chief Executive Officer may not participate in or be present during any deliberations or determinations of the Compensation Committee regarding his compensation or individual performance objectives. The charter of the Compensation Committee grants the Compensation Committee authority to obtain, at the expense of the Company, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has the sole authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant's fees and other retention terms.

In September 2005, the Compensation Committee engaged Watson Wyatt Worldwide as compensation consultant. The Compensation Committee requested that the consultant:

- conduct a competitive compensation review focusing on various executive positions with respect to base salary, total cash compensation (base salary plus annual cash incentive), long-term incentive compensation and total direct compensation (total cash compensation plus long-term incentives); and
- provide a review of the long-term equity incentive program and make recommendations as to comparative alternatives.

As part of its engagement, the Compensation Committee requested that Watson Wyatt Worldwide develop a comparative group of companies and perform analyses of competitive performance and compensation levels for that group. The consultant ultimately developed recommendations that were presented to the Compensation Committee for its consideration, some of which were implemented into the Company's compensation programs for fiscal 2007. These recommendations are discussed in the CD&A section of this proxy statement.

In June 2007, the Compensation Committee engaged Hewitt Associates as compensation consultant. The Compensation Committee requested that Hewitt Associates:

- conduct a review of the Company's total executive compensation program in which executives, senior managers and, in some cases, all employees participate; and
- provide a competitive benchmarking analysis for various compensation components provided at executive levels, including salary, bonus, long-term incentives, supplemental benefits, perquisites, contracts/severance and general benefits (such as health and welfare, retirement and time off).

As part of its engagement, the Compensation Committee requested that Hewitt Associates develop a comparative group of companies to prepare the competitive benchmarking study. The consultant ultimately developed recommendations that were presented to the Compensation Committee for its consideration. Following an active dialogue with Hewitt Associates and resulting modifications, the Compensation Committee implemented certain of the recommendations in the Vail Resorts, Inc. Management Incentive Plan effective for fiscal years commencing August 1, 2007 and ending July 31, 2012, which was approved in September 2007 and a copy of which is filed as an appendix to this proxy statement. These recommendations are discussed in the CD&A section of this proxy statement. Certain other recommendations, such as the use of performance shares and suggested amendments to executive employment agreements regarding severance and change in control benefits, may be considered by the Compensation Committee in the upcoming year.

Under its amended and restated charter, the Compensation Committee may form, and delegate authority to, subcommittees, as appropriate, and the Chief Executive Officer has been granted authority to grant options and restricted stock to newly hired or recently promoted non-officer employees. The purpose of this delegation of authority is to enhance the flexibility of equity administration within the Company and to facilitate the timely grant of equity awards to new or recently promoted non-officer employees within specified limits approved by the Compensation Committee. In particular, the Chief Executive Officer may use this authority to grant equity awards for up to a pro rata portion of the equity award that an employee would have received as an annual grant if the employee was employed at the beginning of the fiscal year or in his or her promoted role as of the beginning of the fiscal year in which such employee was promoted.

Historically, the Compensation Committee has made the most significant adjustments to annual compensation, determined bonus and equity awards, and established new performance objectives at one or more meetings held during the first quarter of the fiscal year. However, the Compensation Committee also considers matters related to individual compensation, such as compensation for new executive hires, as well as high-level strategic issues, such as the efficacy of the Company's compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year. Generally, the Compensation Committee's process comprises two related elements: the determination of compensation levels and the establishment of performance objectives for the fiscal year. For executives other than the Chief Executive Officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to the Committee by the Chief Executive Officer. The Board, however, makes all final determinations regarding these awards, based on the recommendations of the Compensation Committee, and none of our executive officers, including the Chief Executive Officer, are involved in the determination of their own compensation. In the case of the Chief Executive Officer, the evaluation of his performance is conducted by the Compensation Committee, which determines any adjustments to his compensation as well as awards to be granted. For all executives and directors, as part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, tally sheets that set forth the total compensation that may become payable to executives in various hypothetical scenarios, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current Company-wide compensation levels, and recommendations of the Compensation Committee's compensation consultant, including analyses of executive and director compensation paid at other companies identified by the consultant.

The specific determinations of the Compensation Committee with respect to executive compensation for fiscal 2007 are described in greater detail in the CD&A section of this proxy statement, as well as the narrative disclosure that accompanies the Summary Compensation Table and related tables in the Executive Compensation section of this proxy statement.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended July 31, 2007, no Compensation Committee interlocks existed between the Company and any other entity, meaning none of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or Board of Directors of any other entity that has one or more executive officers serving as a member of our Board of Directors or compensation committee. No member of our Compensation Committee has ever been an executive officer or employee of ours.

COMPENSATION COMMITTEE REPORT*

The Compensation Committee has reviewed and discussed with management the CD&A contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the CD&A be included in this proxy statement and incorporated into our annual report on Form 10-K for the fiscal year ended July 31, 2007 and the Board of Directors approved that recommendation.

Compensation Committee
John F. Sorte, Chairman
Joe R. Micheletto
Richard D. Kincaid

The Nominating & Corporate Governance Committee

The Nominating & Governance Committee acts pursuant to its charter and is authorized and directed to (1) review the overall composition of the Board, (2) actively seek individuals qualified to become Board members for recommendation to the Board, (3) identify and recommend to the Board director nominees for the next annual meeting of stockholders and members of the Board to serve on the various committees of the Board, (4) be responsible for oversight of the evaluation of the performance of the Board and management and (5) review and reassess the adequacy of the Corporate Governance Guidelines of the Company and recommend any proposed changes to the Board for approval. The committee has the ability to review and present to the Board individual director candidates recommended by stockholders for election and stockholder proposals. The committee also has the authority to retain and terminate any search firm to be used to identify candidates and to approve the search firm's fees and other retention terms.

The members of the Nominating & Governance Committee for the fiscal year ended July 31, 2007 were Mr. Stiritz, Chairman, and Messrs. Hannan and Hernandez. The Board has determined that all current members of the Nominating & Governance Committee are "independent" as defined by the Corporate Governance Standards of the NYSE. The Nominating & Governance Committee did not meet during the last fiscal year, although the committee did conduct a self-assessment shortly following the end of the fiscal year along with all other committees of the Board.

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* In accordance with the rules and regulations of the SEC, the material in the above report shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, under the Exchange Act, or to the liabilities of Section 18 of the Exchange Act and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended or the Exchange Act, notwithstanding any general incorporation of this proxy statement into any other document filed with the SEC.

Compensation of Directors

The following table shows for the fiscal year ended July 31, 2007 certain information with respect to the compensation of all non-employee directors of the Company:

Director Compensation for Fiscal 2007

Name (1) (a)	Fees Earned or Paid in Cash ($)(2) (b)	Stock Awards ($)(3) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($)(4) (g)	Total ($) (h)
John J. Hannan(5)	40,000	110,528	—	—	—	—	150,528
Roland A. Hernandez(6)	67,000	110,528	—	—	—	—	177,528
Thomas D. Hyde(7)	71,000	92,978	—	—	—	—	163,978
Richard D. Kincaid(8)	56,000	92,978	—	—	—	—	148,978
Joe R. Micheletto(9)	131,000	110,528	—	—	—	—	241,528
John F. Sorte(10)	61,000	110,528	—	—	—	—	171,528
William P. Stiritz(11)	53,000	110,528	—	—	—	—	163,528

(1) Robert A. Katz is also a named executive officer and his compensation as Chief Executive Officer is included in the Summary Compensation Table in the "Executive Compensation" section of this proxy statement. He does not receive any additional compensation for his service on the Board of Directors.

(2) In fiscal 2007, Company directors received an annual cash retainer of $25,000, meeting fees of $5,000 for each meeting attended in person and $1,000 for meetings attended telephonically. In addition, Mr. Micheletto receives an additional $50,000 per year for service as Chairman of the Board and an additional $25,000 for service as Chairman of the Audit Committee. Messrs. Hernandez and Hyde receive an additional $15,000 for service on the Audit Committee. Messrs. Sorte and Stiritz, as Chairmen of our Compensation Committee and Nominating Governance Committees, respectively, each received $5,000 for such service. Messrs. Kincaid, Micheletto and Sorte received $1,000 for each Compensation Committee meeting attended, Messrs. Hannan, Hernandez and Stiritz received $1,000 for each Nominating and Governance Committee meeting attended and Messrs. Hernandez, Hyde and Micheletto received $2,000 for each Audit Committee Meeting attended.

(3) On October 4, 2006, directors who were not employees of the Company, received a grant of RSUs for fiscal 2007 service, representing 2,809 shares of our common stock, having, at the time of grant, a fair market value of $111,573, based on the closing market price of the Company's common stock of $39.72 per share on such date. The amounts in this column represent the portion of the fair value of RSUs recognized as expense during fiscal 2007 (before estimated forfeitures related to service-based vesting conditions) for financial statement reporting purposes in accordance with FAS 123R, "Share Based Payment," and do not represent cash payments made to the directors or amounts realized. Under FAS 123R, the fair value of RSUs granted to directors is recognized ratably over the vesting period, which is one year from the date of grant. Assumptions used in the calculation of these amounts are included in notes 2 and 18 to our audited financial statements for fiscal 2007, which are included in our annual report on Form 10-K for fiscal 2007 filed with the SEC on September 27, 2007.

(4) The Company provides its directors with certain skiing, golf and lodging privileges as described in the Summary of Vail Resorts, Inc. Director Compensation, in Exhibit 10.25 of our annual report on Form 10-K for the fiscal year ended July 31, 2007 filed with the SEC on September 27, 2007. Pursuant to SEC rules, perquisites and personal benefits are not reported for any director for whom such amounts were less than $10,000 in the aggregate for the fiscal year and perquisites do not include benefits generally available on a non-discriminatory basis to all of our employees, such as skiing privileges and lodging discounts.

(5) As of July 31, 2007, Mr. Hannan held an aggregate of 15,000 shares subject to outstanding stock options and 2,809 shares subject to outstanding RSUs.

(6) As of July 31, 2007, Mr. Hernandez held an aggregate of 25,000 shares subject to outstanding stock options and 2,809 shares subject to outstanding RSUs.
(7) Amount reported in column "(b)" includes $36,000 that was contributed by Mr. Hyde to the Company's nonqualified deferred compensation plan. As of July 31, 2007, Mr. Hyde held 2,809 shares subject to outstanding RSUs.
(8) As of July 31, 2007, Mr. Kincaid held 2,809 shares subject to outstanding RSUs.
(9) Amount reported in column "(b)" includes $14,000 that was contributed by Mr. Micheletto to the Company's nonqualified deferred compensation plan. As of July 31, 2007, Mr. Micheletto held an aggregate of 25,000 shares subject to outstanding stock options and 2,809 shares subject to outstanding RSUs. In fiscal 2007, Mr. Micheletto was also granted restricted shares in lieu of payment of his annual retainer fees as a Board member, Chairman of the Board and Chairman of the Audit Committee, totaling $100,000, 2,048 shares of which were issued during the fiscal year ended July 31, 2007. The full amount of the fees earned by Mr. Micheletto but paid in restricted stock is included in column "(b)" and the restricted shares issued in lieu of payment of the annual Board fees is not included in column "(c)". Under such arrangement, for fiscal 2007, Mr. Micheletto received 621, 557, 460 and 410 restricted shares, in the first, second, third and fourth quarters of fiscal 2007, respectively, having, at the time of grant, a fair market value in each instance, of approximately $25,000, based on the closing market price of the Company's common stock of $40.02, $44.82, $54.33 and $60.87 on September 29, 2006, December 29, 2006, March 30, 2007 and June 29, 2007, respectively.
(10) As of July 31, 2007, Mr. Sorte held an aggregate 22,500 shares subject to outstanding stock options and 2,809 shares subject to outstanding RSUs.
(11) Amount reported in column "(b)" includes $27,000 that was contributed by Mr. Stiritz to the Company's nonqualified deferred compensation plan. As of July 31, 2007, Mr. Stiritz held an aggregate of 22,500 shares subject to outstanding stock options and 2,809 shares subject to outstanding RSUs.

Director Cash Compensation

All of our non-employee directors receive annual fees, payable in quarterly installments. The annual retainer for each Board member is $25,000 and meeting fees are $5,000 for each Board meeting attended in person and $1,000 for meetings attended telephonically. In addition, the Chairman of the Board receives an additional $50,000 per year, the Chairman of the Audit Committee receives an additional $25,000 per year, each other Audit Committee member receives an additional $15,000 per year and the Chairman of the Nominating & Governance Committee and the Chairman of the Compensation Committee each receive an additional $5,000 per year. Members of the Compensation Committee and Nominating & Corporate Governance Committee receive $1,000 per committee meeting attended and Audit Committee members receive $2,000 per each committee meeting attended. The Lead Director receives an additional $25,000 per year, though the Company does not currently have a Lead Director. All directors receive reimbursement of their reasonable travel expenses.

Director Equity Compensation

The Company provides its directors with equity compensation as determined each year by the Compensation Committee. Stock options and RSUs granted to directors in fiscal 2007 are more fully described in footnote 3 to the table "Director Compensation in Fiscal 2007" above. We have agreed to grant restricted stock to Mr. Micheletto in lieu of payment of his annual Board fees. The shares are issued quarterly, on a calendar quarter basis, and the number of shares issued is calculated by dividing the annual Board fees earned during the calendar quarter by the closing price per share of our common stock on the last day of the calendar quarter. The restricted shares issued to Mr. Micheletto vest in full upon cessation of his service as a director and are more fully described in footnote 9 to the table "Director Compensation for Fiscal 2007" above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities to file initial reports of ownership and changes in ownership with the SEC and the NYSE. Such officers, directors and stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such reports furnished to the Company, and written representations that no other reports were required to be filed during the fiscal year ended July 31, 2007, the Company believes that all persons subject to the reporting requirements of Section 16(a) filed the required reports on a timely basis for the fiscal year ended July 31, 2007.

TRANSACTIONS WITH RELATED PERSONS

Related Party Transactions Policy and Procedures

We have adopted a written Related Party Transactions Policy that sets forth the Company's policies and procedures regarding the identification, review, consideration and approval or ratification of "related party transactions." For purposes of our policy only, a "related party transaction" is a transaction, contract, agreement, understanding, loan, advance or guarantee (or any series of similar transactions or arrangements) in which the Company and any "related person" are participants involving an amount that exceeds $60,000. Transactions involving compensation for services provided to the Company as an officer or employee by a related person are not covered by this policy. A related person is any executive officer, director, or more than 5% stockholder of the Company, including any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related party transaction, management must present information regarding the proposed related party transaction to the Chairman of the Audit Committee, the full Audit Committee or the Board of Directors for consideration and approval or ratification, depending upon the size of the transaction involved. In considering related party transactions, the Committee takes into account the fairness of the proposed transaction to the Company and whether the terms of such transaction are at least as favorable to the Company as it would receive or be likely to receive from an unrelated third party in a comparable or substantially comparable transaction.

As discussed above, we have adopted a Code of Ethics & Business Conduct, which we refer to as the Code of Ethics, that applies to all directors and employees. We distribute the Code of Ethics to every employee, officer and director and convey our expectation that every employee, officer and director read and understand the Code of Ethics and its application to the performance of each such person's business responsibilities. To assist in identifying such proposed transactions as they may arise, our Code of Ethics utilizes a principles-based guideline to alert employees and directors to potential conflicts of interest. Under the Code of Ethics, a conflict of interest occurs when an individual's personal interest may make it difficult to perform his or her duties in the best interest of the Company, creates a poor reflection on the Company, or creates a situation wherein the individual, or family member of the individual, personally profits or has the appearance of personal gain. Our policy under the Code of Ethics provides that even the appearance of a conflict of interest where none actually exists can be damaging and should be avoided. If any person believes a conflict of interest is present in a personal activity, financial transaction or business dealing involving anyone employed by the Company, then that person has a duty under the Code of Ethics to report such belief to the Ethics Committee under the Code of Ethics. If the CEO or CFO is involved in the potential or actual conflict, employees are directed to discuss the matter directly with the Chairman of the Audit Committee or the Company's General Counsel.

To ensure that our existing procedures are successful in identifying related party transactions, the Company distributed questionnaires to its directors and executive officers shortly following the end of the fiscal year which included, among other things, inquiries about any transactions they have entered into with us.

Certain Related-Person Transactions

In January 2007, Robert A. Katz, Chief Executive Officer of the Company, executed a purchase and sale agreement with the Company for the purchase of a unit at The Lodge at Vail Chalets project located near the Vista Bahn chairlift at the base of Vail Mountain for a total purchase price of $12.5 million, which unit had previously been available for sale to the general public. Mr. Katz provided an earnest money deposit of $1.9 million and upgrade deposits totaling $63,000. The earnest money deposits will be used to fund the construction of The Lodge at Vail Chalets project. The sale of the unit by the Company to Mr. Katz was approved by the Board of Directors of the Company in accordance with the Company's related party transactions policy.

On June 21, 2006, The Vail Corporation, or Vail, a wholly-owned subsidiary of the Company, and Jeffrey W. Jones, the Company's Senior Executive Vice President and Chief Financial Officer, entered into a housing agreement for Vail to contribute to the purchase of Mr. Jones' primary residence in connection with Mr. Jones' employment and the relocation of the Company's corporate headquarters, following the satisfaction of the terms of a previously executed similar agreement by Mr. Jones and the sale of the residence purchased under that agreement in Eagle County, Colorado. Pursuant to the housing agreement, Vail invested in the purchase of a residence for Mr. Jones in the Denver/Boulder metro area. Vail contributed $650,000 towards the purchase price of the residence and thereby obtained a 31.0% undivided ownership interest in such residence. On January 31, 2007, Mr. Jones purchased Vail's interest in his home for $650,000, a price determined by an independent, third party appraiser and approved by the Audit Committee of the Board of Directors. As a result, the housing agreement ceased to be effective.

On September 26, 2007, the Company entered into a First Amendment to the Amended and Restated Employment Agreement with Mr. Jones, to provide for the grant, on September 30, 2008, to the extent Mr. Jones is still employed on that date, of certain awards of RSUs and SARs totaling $2,300,000 in value (using the Company's standard methodology), which will vest in full on the third anniversary of the date of grant and otherwise be subject to the terms of the Company's Amended and Restated 2002 Long Term Incentive and Share Award Plan, which we refer to as the 2002 Plan. All other aspects of Mr. Jones' existing employment agreement remain in full force and effect. See "Employment Agreements" under the Executive Compensation section of this proxy statement for a discussion of Mr. Jones' employment agreement with the Company.

On August 6, 2007, Vail Resorts Development Company, or VRDC, a wholly-owned subsidiary of the Company, entered into an Amendment to Employment Agreement with Keith Fernandez, President of VRDC, to grant, pursuant to the terms of the 2002 Plan, certain awards of RSUs totaling $450,000 in value (using the Company's standard methodology), of which RSUs with a value of $150,000 vested immediately and RSUs with a value of $300,000 vest in two equal installments, one-half on the first anniversary of the grant date and one-half on the second anniversary of the grant date. Mr. Fernandez's original employment agreement provided for his participation in a to be established five-year Real Estate Long Term Incentive Program with an annual target payout of $450,000. However, the terms of the August 6, 2007 amendment supersede and replace the contemplated Real Estate Long Term Incentive Program that was never implemented. The amendment also provides that each year commencing on or about October 2007, Mr. Fernandez receive equity incentive grants totaling a target of $450,000 in value, but the value and terms of any such grants are subject to the discretion of the Compensation Committee. All other aspects of Mr. Fernandez's original employment agreement remain in full force and effect. See "Employment Agreements" under the Executive Compensation section of this proxy statement for a discussion of Mr. Fernandez's employment agreement with the Company.

In connection with the employment agreement with William A. Jensen, the Company's President of the Mountain Division, Vail agreed to invest $1,000,000 in the purchase of a primary residence for Mr. Jensen and his family in Vail, Colorado. Vail contributed $1,000,000 toward the purchase price of the residence and thereby obtained an approximate 49.0% undivided ownership interest in such residence. Vail was entitled to receive its proportionate share of the resale price or fair value of the residence, less certain deductions, upon the resale of the residence or within approximately eighteen months after Mr. Jensen's termination of employment from the Company, whichever occurs first. On July 19, 2007, Vail entered into an amendment to Mr. Jensen's employment agreement, to provide Mr. Jensen with the right to purchase Vail's ownership interest in such residence by paying to Vail its proportionate share of the appraised price as determined by an independent, third-party appraiser, net of normal and customary closing costs and material home improvements. In July 2007, Mr. Jensen purchased Vail's ownership interest for an appraised value of $1.5 million. The net proceeds to Vail for its ownership interest were approximately $1.4 million, $406,000 in excess of Vail's investment. The sale of Vail's ownership interest was approved by the Board of Directors of the Company in accordance with the Company's related party transactions policy. See "Employment Agreements" under the Executive Compensation section of this proxy statement for a discussion of Mr. Jensen's employment agreement with the Company.

In connection with the 2007 relocation of the Company's corporate headquarters, the Company provided certain benefits to its executives and other employees, which included reimbursement of reasonable expenses associated with the sale and purchase of the employees' primary residence, reimbursement for moving and storage services of household goods, a lump-sum relocation allowance for miscellaneous expenses and an amount to address the employees' tax liability associated with the plan components. These benefits were available to eligible employees for a period of six months after the corporate headquarters' move or January 31, 2007. The relocation was completed by July 31, 2007. Jeffrey W. Jones, Senior Executive Vice President and Chief Financial Officer, and Martha D. Rehm, the Company's then-Executive Vice President, General Counsel and Secretary, received benefits under the Company's Relocation and Separation Policy for Executives, a copy of which was previously filed with the SEC. The relocation benefits paid to Mr. Jones and Ms. Rehm are included in the Summary Compensation Table in the Executive Compensation section of this proxy statement.

Executive Officer Equity Grants

On September 25, 2007, the Committee granted RSUs and SARs, pursuant to the 2002 Plan, to the Company's executive officers, including its named executive officers, (as defined in Item 402(a)(3) of Regulation S-K promulgated by the SEC). Both the RSUs and SARs vest over three years, commencing on the first anniversary of the grant date. The SARs have an exercise price of $60.05, the closing price of the Company's common stock on the date of grant. The number of RSUs and SARs granted to the Company's current named executive officers is as follows:

Name	Title	RSUs	SARs
Robert A. Katz	Chief Executive Officer	4,791	72,428
Jeffrey W. Jones	Senior Executive Vice President and Chief Financial Officer	2,051	17,396
Fiona E. Arnold	Senior Vice President and General Counsel	811	8,108
Keith A. Fernandez	President—Real Estate Division—Vail Resorts Development Company	2,729	25,717
William A. Jensen	President of the Mountain Division	1,538	14,497

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy and Objectives of Our Executive Compensation Program

Our executive compensation philosophy is designed to support our primary objective of creating value for our stockholders in both the short and long-term through growth in our earnings and incentivizing and rewarding our executive officers, including Messrs. Katz, Jones, Fernandez, Jensen, and Ms. Arnold, who are our Chief Executive Officer, Chief Financial Officer and each of our three other highest paid executive officers, respectively, who are our current named executive officers and who we refer to in this CD&A as our named executive officers. To achieve these objectives, we maintain compensation plans that tie a substantial portion of our executives' overall compensation to key short-term and long-term strategic, operational, and financial goals such as achievement of Reported EBITDA (as defined under the heading "Elements of Compensation—Annual Cash Bonus" below) targets and non-financial goals that the Compensation Committee and Board deems important. We implement this philosophy by focusing on the following three key objectives:

1. Attract, retain and motivate talented executives;
2. Emphasize pay for performance by tying annual and long-term compensation incentives to achievement of specified performance objectives or overall stock performance; and
3. Encouraging management stock ownership to create long-term stockholder value by aligning the interests of our executives with our stockholders.

To achieve these objectives, the Compensation Committee analyzes market data and evaluates individual executive performance with a goal of setting compensation at levels they believe, based on their general business and industry knowledge and experience, are comparable with executives in other companies of similar size operating in the resort/leisure/hospitality industry, which we refer to in this proxy statement as the peer group. The Compensation Committee also takes into account publicly-available industry survey results in light of the Company's strategic goals compared to other publicly owned, growth-oriented companies, including certain companies in the peer group, individual performance, retention needs, our relative performance and our own strategic goals. For fiscal 2007, the competitive peer group analysis was composed of 16 companies: Intrawest Corporation, Isle of Capri Casinos Inc., Argosy Gaming Company, Six Flags Inc., Bally Total Fitness Holding Corporation, Station Casinos Inc., Wyndham International Inc., Interstate Hotels & Resorts, Callaway Golf Company, Ameristar Casinos Inc., Aztar Corporation, Trammell Crow Company, Fairmont Hotels Resorts Inc., Pinnacle Entertainment Inc., Cedar Fair LP, and American Skiing Company. The Company faces a somewhat unique challenge in establishing a peer group, as few publicly traded companies participate in more than one of the Company's operating segments. Thus, we seek to include a variety of leisure, travel, gaming and hospitality companies with whom the Company competes for the discretionary travel dollars of our guests.

We generally rely on SEC filings made by each of the comparable companies during the previous year to collect this information, as well as wage survey data collected by outside compensation consultants. While the Compensation Committee uses the peer group information generally for competitive and retention purposes, it also "benchmarks," or targets, certain elements of compensation relative to the peer group, as described under "Elements of Compensation" below. Overall, we seek to compensate our named executive officers at the market median (the 50th percentile) of our peer group for such executives' achievement of target levels of performance, as adjusted based upon Company performance, individual performance, and long-term value of the executive to the Company. Because we believe that compensating our named executive officers with a larger proportion of at-risk compensation elements in relation to more static compensation elements such as base salary, benefits and perquisites more closely aligns the interests of our named executive officers with those of our stockholders, in 2007 the Compensation Committee targeted the following weight to each element of our Chief Executive Officer's compensation as follows (assuming that both the Company and the Chief Executive Officer performed at target levels for the year):

- 24% Base Salary
- 19% Annual Bonus

- 55% Equity Incentives (restricted stock awards, restricted stock units, which we refer to as RSUs and/ or stock appreciation rights, which we refer to as SARs)
- 2% Benefits
- Less than 1% Perquisites

In 2007 the Compensation Committee targeted the following weight to each element of our other named executive officers' compensation approximately in the proportions listed below, with some variation between named executive officers based upon the Compensation Committee's determination of each named executive officer's ability to impact and their relative level of responsibility for the Company's performance (assuming that both the Company and the named executive officer perform at target levels for the year).

- 39% Base Salary
- 20% Annual Bonus
- 35% Equity Incentives (RSUs and SARs)
- 5% Benefits
- 1% Perquisites

Overall, for all executives as a group, the Company's total compensation falls at approximately the 50th percentile relative to our peer companies. The Company's use of supplemental benefits and perquisites is significantly lower than the peer group, as the Company prefers to allocate compensation more heavily to performance-related elements of pay.

The Company has in the past, and we intend in the future, to conduct an annual review of the aggregate level of our executive compensation program as part of our annual budget review and annual performance review processes, which include determining the operating metrics and non-financial elements used to measure our performance and to compensate our executive officers. We view our executive compensation policy, based on individual and Company performance, as consistent with our objective of retaining and motivating our executive officers.

In addition, in appropriate circumstances, such as new market data that supports a market adjustment, the Compensation Committee, in its discretion, considers the recommendations of our Chief Executive Officer, Mr. Katz, in setting executive compensation, including the compensation of the other named executive officers. The Compensation Committee, however, makes all final recommendations to the Board or, in the case of Mr. Katz, the determination regarding these awards and none of our executive officers, including Mr. Katz, are involved in the determination of their own compensation.

Elements of Compensation

Our executive compensation program consists of the following elements:

Base Salary. The Company's philosophy is to pay base salaries sufficient to attract and retain executives with a broad proven track record of performance. The Compensation Committee establishes base salaries for our named executive officers based primarily on the scope of their responsibilities, taking into account individual performance and experience, competitive market compensation for similar positions, as well as seniority of the individual, our ability to replace the individual, the impact the individual's loss would have to the Company, and other factors which may be deemed to be relevant by the Compensation Committee, in their discretion. In situations where executives are being recruited by the Company, the executive's base salary and total compensation package with their then-current employer is a significant factor considered in determining base salary. Base salaries for each of the named executive officers are reviewed annually, by the Compensation Committee. Based on this review, salaries may be adjusted, but not below the amounts set forth in each applicable named executive officer's employment agreement to realign salaries with market levels after taking into account individual responsibilities, the impact upon and relative level of responsibility for, the Company's performance, long-term Company and individual performance and expertise. Under their respective employment agreements, the base salary for Mr. Katz may not be reduced at any time below the then-current level, and the base salaries for Messrs. Jones, Fernandez and Jensen may not be reduced below $365,000, $400,000, and $200,000, respectively. For higher levels of responsibility, the base salary component is intended to be a diminishing portion of each executive's potential total compensation. As a result, bonuses and equity awards based on company performance for our named executive officers are expected to be a substantial portion of the total compensation, relative to the base salary paid to each named executive officer.

Annual Cash Bonus. During fiscal 2007, all of our named executive officers were eligible for an annual bonus under our annual cash bonus plan, the Vail Resorts, Inc. Management Incentive Plan, which we refer to as the Management Incentive Plan. The Management Incentive Plan is intended to compensate executives primarily for achieving near-term financial, operational and strategic goals over the course of one year and for achieving individual annual performance objectives.

There are two performance elements to the Management Incentive Plan, (1) the amount of funds available under the Management Incentive Plan itself in any fiscal year, and (2) the specific allocation of awards to individuals under the Management Incentive Plan.

To determine the annual funding targets of the Management Incentive Plan, the Compensation Committee first establishes relevant performance measures. The Compensation Committee has determined that earnings before interest, taxes, depreciation and amortization, or Reported EBITDA, targets, as set by the Board annually when approving the Company's budget, is an appropriate measure. The Compensation Committee established Reported EBITDA as the performance measure for our mountain and lodging segments and on a resort basis (which is a combination of our reported mountain segment EBITDA and reported lodging segment EBITDA) for our employees, other than Vail Resort Development Company, or VRDC, employees, for whom the annual funding targets are based upon both our Reported resort EBITDA and the achievement of VRDC performance goals, which for fiscal 2007 were, attaining a Reported EBITDA target of $1.7 million for the Company's real estate segment, achieving pre-sales targets on real estate projects, receiving zoning approval on real estate projects, meeting budgeted profitability on real estate targets, and achieving sales targets in existing real estate projects, which we refer to collectively as the VRDC Performance Goals. Reported EBITDA is calculated by the Company and consistently applied for purposes of the Management Incentive Plan as segment net revenue less segment operating expense plus or minus segment equity investment income or loss. For fiscal 2007 and consistent with our initial guidance, the targets (all excluding stock-based compensation expense) were $195.1 million for Reported mountain EBITDA, $15.2 million for Reported lodging EBITDA and $210.3 million for Reported EBITDA on a resort basis. The Compensation Committee established the performance measures in writing at the beginning of the fiscal year with the expectation that the target level of performance of these goals would require significant effort and substantial progress toward the goals of our strategic plan in light of the current business environment. As a result, our attainment of these targets in fiscal 2007 was moderately likely. In setting the performance measures for any given fiscal year, the Compensation Committee considers past Company performance, broader economic trends that may impact the Company in the upcoming year, and the Company's historical performance in relation to the bonus targets set in the respective prior periods.

Under the Management Incentive Plan, if the Company achieves the Reported EBITDA target, the Management Incentive Plan is funded at 100% of the target funding level, as is more fully detailed in the table of 2007 Reported EBITDA targets set forth below. If Company performance exceeds the Reported EBITDA target, the Management Incentive Plan is funded above the target funding level, but in all instances such funding is capped at 150% of the target funding level, based upon the Company's achievement of 107% or greater of the Reported EBITDA target. If Company performance falls below the annual Reported EBITDA target, the Management Incentive Plan is funded at a percentage of the target funding level. In order to achieve the minimum payable target funding level of 25% funding, the Company must achieve at least 95% of its Reported

EBITDA target. In the case of VRDC executives, funding is based in part on the attainment of VRDC Performance Goals. If the minimum percentage of the Reported EBITDA target is not reached (or in the case of VRDC executives, if neither of the Reported EBITDA target nor the VRDC Performance Goals are met), the Management Incentive Plan is not funded for such executives and no executive bonuses will be paid.

Management Incentive Plan Funding

Percentage of Target Achieved	Percentage of Annual Target Funding Level Available under the Management Incentive Plan
95%	25.00%
96%	40.00%
97%	55.00%
98%	70.00%
99%	85.00%
100%	100.00%
101%	107.15%
102%	114.30%
103%	121.45%
104%	128.60%
105%	135.75%
106%	142.90%
107%	150.00%

In the event the Company's Reported EBITDA for any fiscal year, as determined on both an aggregate and a divisional basis meets the specific threshold or target level, the Management Incentive Plan is funded and each named executive officer is eligible to receive a cash bonus under the Management Incentive Plan. To determine the target annual cash bonus for each named executive officer, the Compensation Committee annually sets a target percentage of bonus relative to base salary for each executive pay grade based upon analysis of the peer group and the applicable employment agreement, if any, for each named executive officer. Pursuant to their employment agreements, each of Messrs. Katz, Jones and Fernandez are eligible for an annual cash incentive bonus based on a targeted minimum percentage of no less than 80%, 50% and 50%, respectively of such executive's base salary. The payment of these bonuses is, however, contingent upon the Management Incentive Plan being funded as described above. The differences between each named executive officer's targeted minimum bonus as a percentage of their base salary was determined based upon the perceived ability each executive position has to influence the performance of the Company. The positions deemed to have the most potential impact upon Company performance have the greatest potential for annual cash bonus potential, putting a greater proportion of such executive's total pay at risk relative to Company performance, in accordance with the Company's executive compensation philosophy.

For each of our named executive officers other than Mr. Fernandez (and other than Mr. Katz, whose bonus is tied entirely to corporate performance), two-thirds of each executive's individual bonus is determined by the Company's Reported EBITDA. The remaining one-third of the executive's total bonus is determined by individual performance objectives, and can be paid out in an amount ranging from zero to twice the target amount based on individual performance (up to twice the one-third of total bonus target, subject to availability of funds under the Management Incentive Plan). Mr. Fernandez, as President of VRDC, has one-third of his bonus determined based upon Reported resort EBITDA, one-third of his bonus is determined based upon the attainment of certain pre-established VRDC Performance Goals as described above, and one-third is determined based upon individual performance objectives, the latter of which can range in payout from zero to twice the target amount for this portion of Mr. Fernandez's bonus, subject to availability of funds under the Management Incentive Plan. These individual performance objectives are specified in writing at the beginning of each fiscal year, with the expectation in fiscal 2007 that the target level of performance of these objectives would require significant effort and substantial progress toward the goals of our strategic plan in light of the current business environment. As a result, each named executive officer's attainment of his or her performance objective in fiscal 2007 was moderately likely.

In fiscal 2007, the Company exceeded its Reported EBITDA targets at the maximum level under the Management Incentive Plan and funded at the maximum level (150.0% of target) for all executives other than those with VRDC. In fiscal 2007, VRDC did not achieve the target levels of the VRDC Performance Goals, which comprised two-thirds of the funding of the Management Incentive Plan for those executives, but the Company exceeded its targeted Reported resort EBITDA at the maximum level, and the Management Incentive Plan was funded (at 102.6% of target) with respect to VRDC executives. Based upon these results and the Compensation Committee's assessment of the individual named executive officer's performance, we paid a cash bonus to each of the named executive officers, as reflected in the Summary Compensation Table below.

Based in part on the June 2007 recommendation of an outside compensation consultant, in fiscal 2008, the Compensation Committee has reevaluated the formulas for determining Management Incentive Plan funding, Reported EBITDA targets, and how individual performance is weighed in the determination of individual awards. For fiscal 2008, the Compensation Committee has increased the range of Reported EBITDA targets eligible for Management Incentive Plan funding and increased the portion of each executive's bonus that is determined by individual performance objectives, in order to keep our named executive officers motivated to achieve their individual performance objectives, even if circumstances outside the executives' control, such as poor snow conditions or a downturn in the economy negatively impact Reported EBITDA and to keep our named executive officers motivated to continue to increase Reported EBITDA in exceptionally strong years, when under the old target levels, Management Incentive Plan funding would have been capped.

Executive Equity Incentives. We believe that long-term stockholder value is achieved, in part, by retaining our executive officers, in a competitive business environment and aligning the interests of these officers with those of our stockholders by encouraging stock ownership by our executive officers. Under our Amended and Restated 2002 Long Term Incentive Share Award Plan, the Company may make grants of stock options, restricted stock, RSUs and SARs. Based in part on the September 2005 recommendation of an outside compensation consultant, in 2007, the Compensation Committee determined that service-based vesting restricted stock awards, RSUs, and SARs should become a more significant portion of our executive compensation program, as opposed to our historical practice of granting stock options, in part because restricted shares, RSUs and SARs provide both a high perceived value and strong retention value, and in part because executives do not incur out-of-pocket expenses to participate in these equity awards. As a result, we believe the use of restricted shares or RSUs and SARs provides additional linkage between the interests of our named executive officers and our stockholders. In addition, the award of restricted shares or RSUs enables us to account for our executive equity incentive program based on the price of our common stock underlying these shares, fixed at the date of grant of the awards, resulting in a known maximum cost under the program at the time of the grant.

In determining the number of restricted shares, RSUs and SARs granted to each of our named executive officers, we award approximately 25-28% of such equity awards in restricted shares or units, and approximately 72-75% of such equity awards in SARs. In addition, the Compensation Committee bases awards of long-term equity compensation on competitive market practices as determined by our peer group analysis and outside compensation consultant, and the amount of current cash compensation that is paid to each executive officer. The Compensation Committee typically consults with our Chief Executive Officer in determining the size of the grants to each of the named executive officers, other than himself. In addition, the Compensation Committee takes into account the base salary, level of responsibility, peer group compensation information and other factors the Compensation Committee deems relevant in making such awards.

All of our named executive officers received awards of RSUs and SARs in fiscal 2007 as an incentive for future performance, other than Mr. Katz, who received an equity grant in February 2006 upon his hiring as Chief Executive Officer, in an amount that contemplated that Mr. Katz would not receive a separate award in October 2006. These equity awards are described under the heading "Grant of Plan-Based Awards" below.

Equity Grant Practices

We generally seek to make equity compensation grants in the first quarter following the completion of a given fiscal year. Options, to the extent granted, and SARs are granted with an exercise price equal to the market price of our common stock on the date of grant, which is the date of the next meeting of our Board following the Compensation Committee's approval and recommendation of the award. The Company does not have any specific program, plan or practice related to time equity compensation awards to executives in coordination with the release of non-public information.

Deferred Compensation Plan

We currently have two nonqualified deferred compensation plans in which our named executive officers, as well as other executive employees, may participate. Our 2000 non-qualified deferred compensation plan was "grandfathered" in 2004 due to the enactment of Section 409A of the Internal Revenue Code and related compliance issues associated with such enactment. Thus, after December 31, 2004, no new contributions were accepted into the grandfathered plan. Effective January 1, 2005, we adopted a new nonqualified deferred compensation plan, which is designed to comply with Section 409A. The Plans provide an opportunity for qualifying executives to invest pre-tax dollars above the limits established by the IRS guidelines. For a more detailed discussion of these plans, see the Non-Qualified Deferred Compensation Table and accompanying narrative, below.

Executive Stock Ownership Guidelines

In fiscal 2007, the Company did not have executive stock ownership guidelines. Based in part upon our annual performance review process and in part on the June 2007 recommendations of an outside compensation consultant, on September 21, 2007, the Company adopted executive stock ownership guidelines. Under the guidelines, our executive officers will be expected to hold shares of our common stock equal to multiples of their base salary in the following amounts: Chief Executive Officer: five times base salary; Chief Financial Officer and Presidents: three times base salary; Executive Vice Presidents: two times base salary; Senior Vice Presidents: one and a half times base salary; and Vice Presidents: one times base salary, depending on pay grade. The guidelines will be phased in and each executive covered under the guidelines will have up to five years to meet the guidelines, calculated either from September 21, 2007 or from the date such person becomes a covered executive under the guidelines, as applicable.

Perquisites

We offer each of the named executive officers benefits relating to the use of one or more of our private clubs, including skiing and parking privileges, as a part of their responsibilities and employment. As part of our annual executive compensation review process, in 2007, the Company adopted an Executive Perquisite Fund Program, or the Perquisite Program, under which certain of the Company's executive officers are entitled to an annual allowance, based on pay grade, to be used at the Company's resorts. The program incentivizes the executives to use the Company's products and services, which the Company believes helps them in their performance by evaluating our resorts and services based upon firsthand knowledge. Executives may draw against the account to pay for services, at the market rate for the applicable resort or services. Amounts of the fund used by executives will be taxed as ordinary income, like other compensation. Unused funds in each executive's account at the end of each fiscal year will be forfeited. All Company employees enjoy skiing privileges, not just our executives. Compared to its peer group, the Company offers relatively few perquisites for benefits offered by third parties, reflecting the Company's compensation philosophy to focus rewards upon elements of pay that are tied closely to the performance of the Company.

In addition, certain benefits were negotiated at the time of the named executive officer's hire and employment agreement and were, in the Compensation Committee's view, necessary in order to retain the executive. Pursuant to his employment agreement, Mr. Katz receives club membership at any of the clubs we own or manage, and will participate in the Perquisite Program on the same terms as our other executive officers with an annual allowance as approved by the Compensation Committee.

In connection with certain past relocations, the Company invested in a portion of the primary residences of certain of our named executive officers. These arrangements were individually negotiated and are not part of the Company's regular relocation practices and are more fully described under the heading "Certain Relationships and Related Transactions."

Post-Termination Compensation

Pursuant to their employment agreement, if any, each of our named executive officers are entitled to receive severance payments and continuation of certain benefits upon certain terminations of employment. In addition, some, but not all, of the named executive officers are entitled to receive payments and continuation of benefits upon a termination occurring within a certain period of time following a change in control (i.e., a "double trigger"). We believe the change in control arrangements provide continuity of management in the event of an actual or threatened change in control of the Company. We also believe that our termination and severance provisions reflect both market practices and competitive factors. Our Board believed that these severance payments and benefit arrangements were necessary to attract and retain our named executive officers when these agreements were put into place.

Tax Deductibility of Executive Compensation

Deductibility Limit on Compensation in Excess of $1 Million. Section 162(m) of the Internal Revenue Code generally provides that no federal income tax business expense deduction is allowed for annual compensation in excess of $1 million paid by a publicly-traded corporation to its chief executive officer and, based upon recent guidance from the Internal Revenue Service, its three other most highly compensated officers. Under the Code, however, there is no limitation on the deductibility of "qualified performance-based compensation." In order to satisfy the requirement for qualified performance-based compensation under the Code, the Compensation Committee is prohibited from increasing the amount of compensation payable if a performance goal is met, but may reduce or eliminate compensation even if such performance goal is attained. In addition, stockholders must approve the types of performance goals and the maximum amount that may be paid to covered executive officers or the formula used to calculate such amount. The Compensation Committee is taking action in calendar 2007 to satisfy the requirements of Section 162(m) under the Code, where applicable.

SUMMARY COMPENSATION TABLE

The following table shows for the fiscal year ended July 31, 2007, compensation awarded to or paid to, or earned by, the Company's Chief Executive Officer, Chief Financial Officer and its three other most highly compensated executive officers at July 31, 2007, and two former executive officers who departed from the Company during the fiscal year, which we refer to in this proxy statement as our named executive officers.

Summary Compensation Table for Fiscal 2007

Name and Principal Position (a)	Year (b)	Salary ($)(1) (c)	Bonus ($) (d)	Stock Awards ($)(2) (e)	Option/Stock Appreciation Right Awards ($)(3) (f)	Non-Equity Incentive Plan Compensation ($)(4) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)(5) (i)	Total ($) (j)
Robert A. Katz, Chief Executive Officer	2007	829,929	—	334,450	1,337,000	1,012,230	—	19,754	3,533,363
Jeffrey W. Jones, Senior Executive Vice President and Chief Financial Officer	2007	432,785	—	464,536	779,339	395,888	—	18,802	2,091,350
Fiona E. Arnold, Senior Vice President and General Counsel (6)	2007	180,385	—	10,327	0	65,941	—	—	256,653
Keith A. Fernandez, President, Vail Resorts Development Company	2007	396,923	—	83,327	83,629	377,957(7)	—	25,958	967,794
William A. Jensen, President, Mountain Division	2007	403,400	—	81,813	301,798	344,976	—	17,774	1,149,761
Roger D. McCarthy, former Co-President, Mountain Division (8)	2007	310,104	—	14,615	36,693	—	—	12,196	373,608
Martha D. Rehm, former Executive Vice President and General Counsel (9)	2007	314,916	—	1,560	26,092	—	—	550,545(10)	893,113

(1) Each executive's base salary is subject to annual review and adjustment. Based in part on the June 2007 recommendation of an outside compensation consultant and on the Compensation Committee's annual review of the compensation paid to our named executive officers, the Compensation Committee set the fiscal 2008 base salaries of each of the currently serving named executive officers as follows: Katz: $843,525; Jones: $455,271; Arnold: $300,000, Fernandez: $420,000, Jensen: $445,560.

(2) Consists of restricted shares and RSUs. The amounts represent the portion of the fair value of restricted shares and RSUs recognized as expense during fiscal 2007 (before estimated forfeitures related to service-based vesting conditions) for financial statement reporting purposes in accordance with FAS 123R, "Share Based Payment," and do not represent cash payments made to the individuals or amounts realized, or amounts that may be realized. Under FAS 123R, the fair value of RSUs granted to employees is recognized ratably over the vesting period. Both Mr. McCarthy and Ms. Rehm ceased employment with the Company in fiscal 2007 and as a result, forfeited certain unvested awards in fiscal 2007, resulting in reversals that decreased the respective equity compensation expense recognized during fiscal 2007. Assumptions used in the calculation of these amounts are included in notes 2 and 18 to our audited financial statements for fiscal 2007, which are included in our annual report on Form 10-K for fiscal 2007 filed with the SEC on September 27, 2007. The amounts reported do not include the portion of fair value of the RSUs granted for future service on September 25, 2007 to Messrs. Katz, Jones, Fernandez, Jensen and Ms. Arnold of 4,791, 2,051, 2,729, 1,538 and 811 shares, respectively, having, at the time of grant, a fair market value of $287,700, $123,163, $163,876, $92,357 and $48,701, respectively, based on the closing market price of our common stock on such date of $60.05.

(3) The amounts represent the portion of the fair value of stock options and SARs recognized as expense during fiscal 2007 (before estimated forfeitures related to service-based vesting conditions) for financial statement reporting purposes in accordance with FAS 123R, "Share Based Payment," and do not represent cash payments made to the individuals or amounts realized, or amounts that may be realized. Under FAS 123R, the fair value of stock options and SARs granted to employees is recognized ratably over the vesting period. The compensation expense recognized for awards made prior to fiscal 2006 are determined in accordance with the modified prospective transition method under FAS 123R. Both Mr. McCarthy and Ms. Rehm forfeited certain unvested awards this year, resulting in reversals that decreased the respective equity compensation expense recognized during fiscal 2007. Assumptions used in the calculation of these amounts are included in notes 2 and 18 to our audited financial statements for fiscal 2007, which are included in our annual report on Form 10-K for fiscal 2007 filed with the SEC on September 27, 2007. The amounts reported do not include the SARs granted on September 25, 2007 for future service to Messrs. Katz, Jones, Fernandez, Jensen and Ms. Arnold of 72,428, 17,396, 25,717, 14,497 and 8,108 SARs shares, respectively, with an exercise price based on the closing market price of our common stock on such date of $60.05.

(4) On September 25, 2007, pursuant to the Company's Management Incentive Plan, as more fully described in "Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Bonus" above and based upon the attainment of performance targets previously established by the Compensation Committee under the Management Incentive Plan, the Company approved 2007 cash bonus awards for its named executive officers. Such amounts are expected to be paid on or about October 25, 2007.

(5) Consists primarily of Company contributions to executives' accounts in the Company's qualified 401(k) plan, premiums paid on behalf of the executive for supplemental life and disability insurance, and for certain executives, other benefits consisting of lodging, ski school privileges and relocation compensation. Pursuant to SEC rules, perquisites and personal benefits are not reported for any executive officer for whom such amounts were less than $10,000 in the aggregate for the fiscal year and perquisites do not include benefits generally available on a non-discriminatory basis to all or our employees, such as skiing privileges and lodging discounts. In fiscal 2007, Messrs. Katz, Jones, Fernandez, Jensen and McCarthy and Ms. Rehm received matching 401(k) contributions of $6,750, $7,861, $1,231, $6,750, $5,474 and $3,889, respectively, and the Company paid supplemental life insurance policy premiums for Messrs. Katz, Jones, Fernandez, Jensen and McCarthy, and Ms. Rehm of $2,430, $600, $1,290, $1,380, $2,580 and $2,580, respectively. The Company paid supplemental disability insurance policy premiums in fiscal 2007 for Messrs. Katz, Jones, Fernandez, Jensen and McCarthy and Ms. Rehm of $1,517, $4,793, $14,102, $9,644, $4,142 and $7,782, respectively. In fiscal 2007, Messrs. Jones and Fernandez and Ms. Rehm received $5,549, $9,335 and $14,442 in relocation compensation, respectively, inclusive of tax gross-up payments related to the reimbursement of such costs. Mr. Katz received $9,057 in lodging and ski school privileges and in discretionary spending on goods and services at our properties for personal use, in accordance with the terms of his employment agreement. These amounts for Mr. Katz reflect the estimated aggregate direct incremental cost to the Company for providing these benefits. In fiscal 2007, the Company provided to Messrs. Katz, Jones, Fernandez, Jensen and McCarthy and Ms. Rehm memberships at one or more of the Company's private clubs, for which the Company incurred no incremental costs. Executives are responsible for the payment of their individual, non-business related expenditures incurred at such clubs. In connection with her termination of employment with the Company, Ms. Rehm received amounts described in footnote 10 below.

(6) Ms. Arnold joined the Company in September 2006 and was appointed Senior Vice President and General Counsel in June 2007.

(7) Consists of the bonus granted as described in footnote 4 above, and includes $150,000 accounted for as bonus compensation as of July 31, 2007 that was paid with 2,943 shares of our common stock on August 6, 2007, from which 915 shares were withheld by the Company to satisfy tax withholding requirements.

(8) Mr. McCarthy resigned from the Company effective May 4, 2007.

(9) Ms. Rehm ceased employment with the Company effective April 30, 2007.

(10) Under the Separation Agreement and General Release between Ms. Rehm and the Company, as amended and included as Exhibit 10.35 of our annual report on Form 10-K for the fiscal year ended July 31, 2007 filed with the SEC on September 27, 2007, the Company is obligated to pay Ms. Rehm $512,128 in a single lump sum payment on or about October 31, 2007, subject to statutory and authorized deductions. Such payment includes twelve months of Ms. Rehm's base salary, a prorated share of Ms. Rehm's full target bonus for the Company's 2007 fiscal year, and certain club membership dues through September 30, 2007. In addition, the Company will pay Ms. Rehm's COBRA health insurance premiums for the period from April 30, 2007 until March 31, 2008, at an estimated total cost of $9,724.

GRANTS OF PLAN-BASED AWARDS

The following table shows for the fiscal year ended July 31, 2007, certain information regarding grants of plan-based awards to the named executive officers:

Grants of Plan-Based Awards in Fiscal 2007

Name (a)	Grant Date (b)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1) Threshold($) (2) (c)	Target($) (3) (d)	Maximum ($) (4) (e)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold(#) (f)	Target(#) (g)	Maximum(#) (h)	All Other Stock Awards: Number of Shares of Stock or Units(#) (5) (i)	All Other Option/SAR Awards: Number of Securities Underlying Options/SARs (#) (6) (j)	Exercise or Base Price of Option/ SAR Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($) (7) (l)
Robert A. Katz		168,705	674,820	1,012,230	—	—	—	—	—	—	—
Jeffrey W. Jones		43,988	263,925	527,850	—	—	—				
	10/4/06				—	—	—	2,996		n/a	104,602
	10/4/06				—				24,021	39.72	322,472
Fiona E. Arnold		6,667	40,000	80,000	—	—	—				
	10/4/06				—	—	—	936		n/a	32,679
Keith A. Fernandez		33,333	200,000	400,000	—	—	—	—	—	—	—
William A. Jensen		34,500	207,000	414,000	—	—	—				
	10/4/06				—	—	—	2,247		n/a	78,451
	7/27/07				—	—	—	11,244(8)		n/a	527,382
	10/4/06				—	—	—		20,018	39.72	268,733
	7/27/07				—	—	—		29,910(8)	53.36	528,175
Roger D. McCarthy (9)		32,775	196,650	393,300	—	—	—				
	10/4/06				—	—	—	2,247		n/a	78,451
	10/4/06				—	—	—		20,018	39.72	268,733
Martha D. Rehm (10)		38,295	229,770	459,540	—	—	—				
	10/4/06				—	—	—	1,498		n/a	52,301
	10/4/06				—	—	—		14,012	39.72	188,105

(1) Non-equity incentive plan awards for fiscal 2007 were approved on September 25, 2007 under the Company's Management Incentive Plan, as more fully described in "Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation – Annual Cash Bonus" above. The estimated possible payouts are based on the parameters applicable to each named executive officer at the time the Compensation Committee established the relevant performance goals in writing at the beginning of fiscal 2007, as more fully described in "Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation – Annual Cash Bonus" of this proxy statement. The actual earned and subsequently paid amounts are reported in the Summary Compensation Table under column "(g)."

(2) The Threshold amount is based on the Management Incentive Plan's minimum target funding level of 25% upon achievement of at least 95% of certain Reported EBITDA targets for fiscal 2007 and, for Mr. Fernandez, a minimum target funding level of 25% upon achievement of certain minimum VRDC Performance Goals, with two-thirds of the target bonus amount paid as a percentage of base salary for each named executive officer (other than for Mr. Katz, whose bonus is tied entirely to corporate performance), but nothing paid for the other one-third of the target bonus related to individual performance (which portion can be paid out in an amount ranging from zero to twice the target amount for the individual one-third portion), representing the threshold achievement of the applicable Reported EBITDA targets and minimum VRDC Performance Goals but no achievement of the executive's individual performance goals, as more fully described in "Executive Compensation—Compensation Discussion and Analysis – Elements of Compensation—Annual Cash Bonus."

(3) The Target amount is based on the Management Incentive Plan's target funding level of 100% upon achievement by the Company of 100% of certain Reported EBITDA targets and VRDC Performance Goals for fiscal 2007, with two-thirds of the target bonus amount paid as a percentage of base salary for each named executive officer (other than for Mr. Katz, whose bonus is tied entirely to corporate performance) and the other one-third of the target bonus related to individual performance (which portion can be paid out in an amount ranging from zero to twice the target amount for the individual one-third portion) paid at one times the target amount, as more fully described in "Executive Compensation— Compensation Discussion and Analysis— Elements of Compensation—Annual Cash Bonus."

(4) The Maximum amount is based on the Management Incentive Plan's maximum funding level of 150% upon achievement by the Company of at least 107% of certain Reported EBITDA targets for fiscal 2007 and maximum achievement of the VRDC Performance Goals, with two-thirds of the target bonus amount paid as a percentage of base salary for each named executive officer (other than for Mr. Katz, whose bonus is tied entirely to corporate performance) and the other one-third of the target bonus related to individual performance (which portion can be paid out in an amount ranging from zero to twice the target amount for the individual one-third portion) paid at two times the target amount, as more fully described in "Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Bonus."
(5) Represents RSUs that, unless otherwise specifically noted below, generally vest in three equal annual installments beginning on the first anniversary of the date of grant. The grants were made pursuant to the 2002 Plan. The fiscal 2007 expense for such RSUs recognized for financial statement reporting purposes by the Company is included in the Summary Compensation Table in the column entitled "Stock Awards" and the applicable valuation assumptions are referenced in footnote 2 to that table.
(6) Represents SARs that, unless otherwise specifically noted below, generally vest in three equal annual installments beginning on the first anniversary of the date of grant. The exercise price of each SAR is equal to the closing price of our common stock on the date of grant. Upon the exercise of a SAR, the actual number of shares the Company will issue to the participant is equal the quotient of (i) the product of (x) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (y) the number of SARs exercised, divided by (ii) the per share fair market value of our common stock on the date of exercise, less any shares withheld to cover payment of applicable tax withholding obligations. The grants were made pursuant to the Company's 2002 Plan. The fiscal 2007 expense for such SARs recognized for financial statement reporting purposes by the Company is included in the Summary Compensation Table in the column entitled "Option/Stock Appreciation Right Awards" and the applicable valuation assumptions are referenced in footnote 3 to that table.
(7) The amounts shown represent the total fair value of the award calculated as of the grant date in accordance with FAS 123R, "Share Based Payment," and do not represent cash payments made to the individuals or amounts realized, or amounts that may be realized. Under FAS 123R, the fair value of awards granted to employees is recognized ratably over the vesting period. Assumptions used in the calculation of these amounts are included in notes 2 and 18 to our audited financial statements for fiscal 2007, which are included in our annual report on Form 10-K for fiscal 2007 filed with the SEC on September 27, 2007.
(8) These awards cliff vest in full on the third anniversary of the date of grant.
(9) Pursuant to the applicable equity award grant agreements with Mr. McCarthy, in connection with Mr. McCarthy's cessation of employment with the Company as of May 4, 2007, all stock options and other equity-based compensation that were not vested and exercisable as of May 4, 2007 were forfeited. Vested options continued to be exercisable until August 2, 2007 and were exercised by Mr. McCarthy prior to that time. As of July 31, 2007, Mr. McCarthy no longer holds any stock options, RSUs or SARs in the Company.
(10) Pursuant to the separation agreement with Ms. Rehm, as more fully described in footnote 10 to the Summary Compensation Table, all stock options and other equity-based compensation that were not vested and exercisable as of April 30, 2007 were forfeited. As of July 31, 2007, Ms. Rehm no longer holds any stock options, RSUs or SARs in the Company.

Employment Agreements

The Company entered into certain employment agreements with Messrs. Katz, Jones, Hernandez, Jensen, McCarthy and Ms. Rehm, as described below. The Company does not presently have an employment agreement with Ms. Arnold. Ms. Rehm was a party to an employment agreement with the Company that was terminated on December 7, 2006, pursuant to a separation agreement as described below. Mr. McCarthy was a party to an employment agreement with the Company that was terminated in accordance with its terms in connection with Mr. McCarthy's resignation effective May 4, 2007.

Robert A. Katz, Chief Executive Officer

The Company entered into an employment agreement with Robert A. Katz effective February 28, 2006 to serve as the Company's Chief Executive Officer. The initial term of the agreement is until February 28, 2009, with automatic two year renewal periods. Under the employment agreement, the initial base salary was set at $815,000, subject to annual adjustments by the Board, though in no case may the base salary be reduced at any time below the then-current level. Pursuant to the employment agreement, at the discretion of the Board, Mr. Katz also participates in the Company's annual bonus incentive plan, which currently is the Company's Management Incentive Plan, as more fully described in "Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Bonus" of this proxy statement. Under the employment agreement, if the Company achieves specified performance targets for the year under the Management Incentive Plan, Mr. Katz's "target opportunity" will be at least 80% of his base salary.

In connection with his appointment, Mr. Katz received a grant of restricted stock and SARs, which, along with any restricted stock, SARs or stock options later granted, will vest automatically upon a change of control of the Company or if Mr. Katz is terminated by reason of disability, death, or without cause. In such cases, Mr. Katz will be entitled to receive his base salary for a two-year period and a pro-rata bonus in the year of termination. Mr. Katz is also entitled to certain benefits upon termination of his employment as a result of death or disability.

Pursuant to the employment agreement, Mr. Katz receives customary health, disability, insurance, pension and retirement benefits. He also receives club membership at any of the clubs the Company owns or manages, ski benefits and ski instruction benefits for him and his immediate family, lodging at any of the Company's hotels and $10,000 in discretionary spending at the Company's properties for his personal use.

Mr. Katz's employment agreement contains standard non-competition, non-solicitation of the Company's managerial employees, and non-disparagement of the Company provisions for the term of his employment and for two years, two years and five years thereafter, respectively. Mr. Katz is also subject to a permanent covenant to maintain confidentiality of the Company's confidential information.

Jeffrey W. Jones, Senior Executive Vice President and Chief Financial Officer

The Company entered into an employment agreement with Jeffrey W. Jones, effective November 18, 2003 to serve as the Company's Chief Financial Officer, which was amended and restated on September 24, 2004. The initial term of the agreement was through September 30, 2005, and provides for automatic renewals for successive one year periods thereafter. Pursuant to his employment agreement, Mr. Jones' base salary is subject to annual increases by the Chief Executive Officer and the Board. However, without Mr. Jones' written consent, Mr. Jones' base salary may not be decreased below $365,000 per year. Pursuant to the employment agreement, at the discretion of the Board, Mr. Jones also participates in the Company's annual bonus incentive plan, which currently is the Company's Management Incentive Plan, as more fully described in "Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Bonus" of this proxy statement. If the Company achieves specified performance targets for the year under the Management Incentive Plan, Mr. Jones' "target opportunity" will be at least 50% of his base salary.

Mr. Jones is entitled to future stock option grants, restricted stock, RSUs and SARs grants at the discretion of the Chief Executive Officer and the Board. Mr. Jones receives customary health, disability and insurance benefits and is entitled to certain club memberships. Upon termination of his employment agreement by the Company without cause, or termination by Mr. Jones with good reason, Mr. Jones is entitled to continue to receive his base salary for a period of twelve months following his termination, along with a pro-rated bonus in the year of termination. Mr. Jones is also entitled to certain benefits upon termination of his employment as a result of death or disability.

Mr. Jones is subject to a one-year covenant not to compete and a permanent covenant to maintain confidentiality with respect to information or trade secrets that Mr. Jones learns in the course of his employment.

On September 26, 2007, the Company entered into a First Amendment to the Amended and Restated Employment Agreement with Mr. Jones, to provide for the grant, on September 30, 2008, to the extent Mr. Jones is still employed on that date, of certain awards of RSUs and SARs totaling $2,300,000 in value (using the Company's standard methodology), which will vest in full on the third anniversary of the date of grant and otherwise be subject to the terms of the 2002 Plan. All other aspects of Mr. Jones' existing employment agreement remain in full force and effect.

William A. Jensen, President, Mountain Division

Effective as of May 1, 1997, Vail Associates, Inc. entered into an employment agreement with William A. Jensen, effective as of May 1, 1997, to serve as Senior Vice President and Chief Operating Officer of Breckenridge Resort. In May 1999, Mr. Jensen was named Chief Operating Officer of Vail Mountain and in

March 2006 was named as Co-President Mountain Division. The initial term of Mr. Jensen's employment agreement was May 1, 1997 through September 30, 2000 with automatic one-year renewals after September 30, 2000. Mr. Jensen's base salary is subject to annual increases at the discretion of the Chief Executive Officer and the Board. Mr. Jensen participates in the Company's bonus plan, which currently is the Company's Management Incentive Plan, as more fully described in "Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Bonus" of this proxy.

Mr. Jensen is entitled to future equity awards at the discretion of the Chief Executive Officer and the Board. Mr. Jensen receives customary health, dental, long-term disability and life insurance benefits and is entitled to certain club membership benefits. Upon termination of Mr. Jensen's employment by the Company without cause, or by Mr. Jensen, for good reason, Mr. Jensen shall be entitled to continue to receive his then current base salary (plus certain insurance benefits) for a period of twelve months following termination, along with a pro-rated bonus in the year of termination. In the event that at any time after six months following a change in control (as defined in Mr. Jensen's employment agreement), Mr. Jensen's employment agreement is terminated without cause, or by him for good reason, or is not renewed by the Company, then Mr. Jensen is entitled to receive his then-current base salary through the date of termination or non-renewal, a pro-rata bonus in the year of termination or non-renewal, continuation of his then current base salary for a period of eighteen months from the date of termination or non-renewal, and any fully vested options or restricted shares or units. Mr. Jensen is also entitled to certain benefits upon termination of his employment as a result of disability or death.

Mr. Jensen is subject to a one-year covenant not to compete and a permanent covenant to maintain confidentiality with respect to information or trade secrets that Mr. Jensen learns in the course of his employment.

Keith A. Fernandez, President, Vail Resorts Development Company

In connection with his appointment as the President and Chief Operating Officer of the Company's wholly-owned subsidiary, VRDC, Mr. Fernandez entered into an employment agreement, dated as of May 4, 2006. The term of the employment agreement commences on June 1, 2006 and continues through April 30, 2008, unless earlier terminated. The employment agreement also provides for automatic renewal for successive one year periods if neither party provides written notice of non-renewal to the other not less than 120 days prior to the then-current scheduled expiration date. Pursuant to his employment agreement, Mr. Fernandez's base salary is subject to annual increases by the Chief Executive Officer and the Compensation Committee. However, without Mr. Fernandez's written consent, Mr. Fernandez's base salary may not be decreased below $400,000 per year. Pursuant to the employment agreement, at the discretion of the Board, Mr. Fernandez also participates in the Company's annual bonus incentive plan which currently is the Company's Management Incentive Plan, as more fully described in "Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Bonus" of this proxy Under the employment agreement, if the Company achieves specified performance targets for the year under the Management Incentive Plan, Mr. Fernandez's "target opportunity" will be at least 50% of his base salary. Mr. Fernandez also receives customary health, disability and insurance benefits and is entitled to certain club memberships.

The employment agreement also provides that upon (i) the giving of notice of non-renewal by VRDC or termination by VRDC without cause or (ii) termination by Mr. Fernandez for good reason, Mr. Fernandez is entitled to receive certain benefits so long as he has executed a release in connection with his termination. Such benefits include: (a) payment of Mr. Fernandez's then-current base salary through his final date of employment, (b) one year of then-current base salary payable in a lump sum, (c) a prorated bonus (provided that performance targets are met) for the portion of VRDC's fiscal year through the effective date of the termination or non-renewal, (d) any fully vested SARs and RSUs of the Company, and (e) one year's COBRA premiums for continuation of health and dental coverage, adjusted for potential increases or decreases in premiums.
Mr. Fernandez is also entitled to certain benefits upon termination of his employment as a result of death or disability.

The employment agreement also contains non-competition and non-solicitation of employees provisions that become effective as of the date of Mr. Fernandez's termination of employment and that continue for one year thereafter.

Mr. Fernandez's original employment agreement provided for his participation in a then-to be established five-year Real Estate Long Term Incentive Program with an annual target payout of $450,000. On August 6, 2007, in lieu of implementing such program, VRDC entered into an amendment to the employment agreement with Mr. Fernandez to grant certain awards of RSUs totaling $450,000 in value, pursuant to the terms of the 2002 Plan, and to provide that each year commencing on or about October 2007, Mr. Fernandez receive equity incentive grants totaling a target of $450,000 in value, but the value and terms of any such grants are subject to the discretion of the Compensation Committee. The terms of the August 6, 2007 amendment supersede and replace the contemplated Real Estate Long Term Incentive Program that was never implemented.

Roger D. McCarthy, former Co-President, Mountain Division

Vail Associates, Inc. had an employment agreement with Roger McCarthy, effective as of July 17, 2000, to serve as Senior Vice President and Chief Operating Officer of Breckenridge and Keystone Ski Resorts. The initial term of the employment agreement was July 17, 2000 through September 30, 2002 with automatic one-year renewals after September 30, 2002. In connection with Mr. McCarthy's resignation effective May 4, 2007, Mr. McCarthy's employment agreement terminated in accordance with its terms. Mr. McCarthy is subject to a one-year covenant not to compete and a permanent covenant to maintain confidentiality with respect to information or trade secrets that Mr. McCarthy learned in the course of his employment. Based on his voluntary resignation, Mr. McCarthy was not entitled to any post-termination benefits under his employment agreement.

In connection with Mr. McCarthy's initial employment, Vail Associates, Inc. agreed to invest up to $400,000 for the purchase of a primary residence for Mr. McCarthy and his family in Breckenridge, Colorado. Vail Associates, Inc. contributed $400,000 toward the purchase price of the residence and thereby obtained an approximate 40.0% undivided ownership interest in such residence. Vail Associates, Inc. is entitled to receive its proportionate share of the resale price or fair value of the residence as determined by an independent, third-party appraiser, less certain deductions, upon the resale of the residence or within approximately eighteen months after Mr. McCarthy's termination of employment from the Company, whichever occurs first.

Martha D. Rehm, former Executive Vice President and General Counsel

Martha D. Rehm served as the Company's Executive Vice President, General Counsel and Secretary from May 1999 through April 30, 2007. On December 7, 2006, the Company entered into a separation agreement and mutual general release with Ms. Rehm, pursuant to which Ms. Rehm separated from the Company effective April 30, 2007. The separation agreement and mutual general release provides that the Company will pay Ms. Rehm $512,128 in a single lump sum payment six months after her final date of employment (on or about October 31, 2007), subject to statutory and authorized deductions. Such payment is comprised of twelve months of Ms. Rehm's base salary, a prorated share of Ms. Rehm's full target bonus for the Company's fiscal year started August 1, 2006, and club membership dues payable by Ms. Rehm through September 30, 2007. The Company will also pay Ms. Rehm's COBRA health insurance premiums for the period from the final date of employment until March 31, 2008. The separation agreement and mutual general release also contains a (i) mutual release and waiver by both parties for matters pertaining to or arising out of Ms. Rehm's employment and (ii) provisions related to the non-disclosure of confidential information, the non-solicitation of certain employees and mutual non-disparagement. The separation agreement and mutual general release replaces and supersedes in its entirety Ms. Rehm's employment agreement.

Outstanding Equity Awards at Fiscal Year-End

The following table shows for the fiscal year ended July 31, 2007, certain information regarding outstanding equity awards at fiscal year end for the named executive officers.

Outstanding Equity Awards at July 31, 2007

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options/SARs (#)(1) Exercisable (b)	Number of Securities Underlying Unexercised Options/SARs (#)(1)(2) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options/ SARs(#) (d)	Option/ SAR Exercise Price ($)(3) (e)	Option/ SAR Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (4)(5) (g)	Market Value of Shares or Units of Stock That Have Not Vested($)(6) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($) (j)
Robert A. Katz	5,000 (options)		—	16.745	12/10/12			—	—
	5,000 (options)		—	14.73	11/20/13			—	—
	15,000 (options)		—	18.73	9/28/14			—	—
	141,663 (SARs)	158,337 (SARs)	—	31.69	2/28/16			—	—
			—			15,834	847,910	—	—
Jeffrey W. Jones	33,333 (options)	16,667 (options)	—	18.73	9/28/14			—	—
	10,000 (options)	20,000 (options)	—	28.08	9/30/15			—	—
		100,000 (options)	—	28.08	9/30/15			—	—
		24,021 (SARs)	—	39.72	10/4/16			—	—
			—			2,667	142,818	—	—
			—			40,000	2,142,000	—	—
			—			2,996	160,436	—	—
Fiona E. Arnold			—			936	50,123	—	—
Keith A. Fernandez	5,542 (SARs)	11,084 (SARs)	—	35.63	6/1/16			—	—
			—			4,677	250,453	—	—
William A. Jensen		11,667 (options)	—	18.73	9/28/14			—	—
		16,666 (options)	—	28.08	9/30/15			—	—
		20,018 (SARs)	—	39.72	10/4/16			—	—
		29,910 (SARs)	—	53.36	7/27/17			—	—
			—			2,000	107,100	—	—
			—			2,247	120,327	—	—
			—			11,244	602,116	—	—
Roger D. McCarthy (7) ..	—	—	—	—	—	—	—	—	—
Martha D. Rehm (8)	—	—	—	—	—	—	—	—	—

(1) Represents exercisable or unexercisable stock options and SARs that unless otherwise specifically noted, generally vest in three equal annual installments beginning on the first anniversary of the date of grant. Upon the exercise of a SAR, the actual number of shares the Company will issue to the participant is equal the quotient of (i) the product of (x) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (y) the number of SARs exercised, divided by (ii) the per share fair market value of our common stock on the date of exercise, less any shares withheld to cover payment of applicable tax withholding obligations.

(2) The grant dates and vesting dates of each unexercisable Option or SAR award are as follows:

	Number of unexercisable Options or SARs	Grant Date	Vesting Schedule of Original Total Grant	Vesting Date (date award is vested in full)
Robert A. Katz	158,337 SARs	February 28, 2006	Equal monthly installments over a three-year period beginning on the same date in the first month following the date of grant.	February 28, 2009
Jeffrey W. Jones	16,667 options	September 28, 2004	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 28, 2007
Jeffrey W. Jones	20,000 options	September 30, 2005	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 30, 2008
Jeffrey W. Jones	100,000 options	September 30, 2005	Cliff vest on third anniversary of the date of the grant.	September 30, 2008
Jeffrey W. Jones	24,021 SARs	October 4, 2006	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	October 4, 2009
Keith A. Fernandez	11,084 SARs	June 1, 2006	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	June 1, 2009
William A. Jensen	11,667 options	September 28, 2004	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 28, 2007
William A. Jensen	16,666 options	September 30, 2005	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 30, 2008
William A. Jensen	20,018 SARs	October 4, 2006	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	October 4, 2009
William A. Jensen	29,910 SARs	July 27, 2007	Cliff vest on third anniversary of the date of the grant.	July 27, 2010

(3) The exercise price of each stock option and SAR is equal to the closing price of our common stock on the date of grant.
(4) Except for one grant of restricted stock to Mr. Katz as described more fully in footnote 5 below, represents exercisable or unexercisable RSUs that, unless otherwise specifically noted, generally vest in three equal annual installments beginning on the first anniversary of the date of grant.
(5) The grant dates and vesting dates of restricted stock or RSUs that have not vested are as follows:

	Number of unvested shares of restricted stock or RSUs	Grant Date	Vesting Schedule of Original Total Grant	Vesting Date (date award is vested in full)
Robert A. Katz	15,834 restricted shares	February 28, 2006	Equal monthly installments over a three-year period beginning on the same date in the first month following the date of grant.	February 28, 2009
Jeffrey W. Jones	2,667 RSUs	September 30, 2005	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 30, 2008
Jeffrey W. Jones	40,000 RSUs	September 30, 2005	Cliff vest on third anniversary of date of the grant.	September 30, 2008
Jeffrey W. Jones	2,996 RSUs	October 4, 2006	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	October 4, 2009
Fiona A. Arnold	936 RSUs	October 4, 2006	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	October 4, 2009
Keith A. Fernandez	4,677 RSUs	June 1, 2006	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	June 1, 2009
William A. Jensen	2,000 RSUs	September 30, 2005	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	September 30, 2008
William A. Jensen	2,247 RSUs	October 4, 2006	Equal annual installments over a three-year period beginning on anniversary of the date of grant.	October 4, 2009
William A. Jensen	11,244 RSUs	July 27, 2007	Cliff vest on third anniversary of the date of the grant.	July 27, 2010

(6) The July 31, 2007 fair market value of these unvested restricted stock and RSU awards was valued at the closing price of the Company's common stock on July 31, 2007 of $53.55 per share, multiplied by the number of shares or units.

(7) Pursuant to the applicable equity award grant agreements with Mr. McCarthy, in connection with Mr. McCarthy's cessation of employment with the Company as of May 4, 2007, all stock options and other equity-based compensation that were not vested and exercisable as of May 4, 2007 were forfeited. Vested options continued to be exercisable until August 2, 2007 and were exercised by Mr. McCarthy prior to that time. As of July 31, 2007, Mr. McCarthy no longer holds any stock options, RSUs or SARs in the Company.

(8) Pursuant to the separation agreement, as amended, with Ms. Rehm, all stock options and other equity-based compensation that were not vested and exercisable as of April 30, 2007 were forfeited. As of July 31, 2007, Ms. Rehm no longer holds any stock options, RSUs or SARs in the Company.

Option Exercises and Stock Vested

The following table shows for the fiscal year ended July 31, 2007, certain information regarding option exercises and stock vested during the last fiscal year with respect to the named executive officers:

Option Exercises and Stock Vested in Fiscal 2007

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)(1) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)(2) (e)
Robert A. Katz	—	—	3,750	150,075
Jeffrey W. Jones	75,000	2,299,750	5,333(3)	220,707
Fiona E. Arnold	—	—	—	—
Keith A. Fernandez	—	—	2,339(4)	139,568
William A. Jensen	31,667	829,411	3,500(5)	144,620
Roger D. McCarthy	31,667	862,971	3,500(6)	144,620
Martha D. Rehm	55,501	1,361,955	667(7)	26,693

(1) The aggregate dollar amount realized on the exercise of options was computed by calculating the closing price of the underlying common stock of the Company on the date of exercise less the exercise price of the option, multiplied by the number of shares underlying the options exercised.

(2) For purposes of this table, the aggregate dollar value realized on the vesting of restricted stock and restricted stock units was computed by multiplying the closing price of the Company's common stock on the vesting date, by the number of shares vested.

(3) Represents the aggregate number of shares acquired on vesting. Of this amount, 1,658 shares were withheld by the Company from those vested to satisfy tax withholding requirements. The corresponding value realized on vesting in column "(e)" reflects the value of the aggregate number of shares acquired, irrespective of shares withheld to satisfy tax withholding requirements.

(4) Represents the aggregate number of shares acquired on vesting. Of this amount, 727 shares were withheld by the Company from those vested to satisfy tax withholding requirements. The corresponding value realized on vesting in column "(e)" reflects the value of the aggregate number of shares acquired, irrespective of shares withheld to satisfy tax withholding requirements.

(5) Represents the aggregate number of shares acquired on vesting. Of this amount, 1,338 shares were withheld by the Company from those vested to satisfy tax withholding requirements. The corresponding value realized on vesting in column "(e)" reflects the value of the aggregate number of shares acquired, irrespective of shares withheld to satisfy tax withholding requirements.

(6) Represents the aggregate number of shares acquired on vesting. Of this amount, 411 shares were withheld by the Company from those vested to satisfy tax withholding requirements. The corresponding value realized on vesting in column "(e)" reflects the value of the aggregate number of shares acquired, irrespective of shares withheld to satisfy tax withholding requirements.

(7) Represents the aggregate number of shares acquired on vesting. Of this amount, 207 shares were withheld by the Company from those vested to satisfy tax withholding requirements. The corresponding value realized on vesting in column "(e)" reflects the value of the aggregate number of shares acquired, irrespective of shares withheld to satisfy tax withholding requirements.

PENSION BENEFITS

The Company does not provide pension benefits or a defined contribution plan to the named executive officers other than the Company's tax-qualified 401(k) plan.

NONQUALIFIED DEFERRED COMPENSATION

The following table shows for the fiscal year ended July 31, 2007, certain information regarding non-qualified deferred compensation benefits for the named executive officers.

Nonqualified Deferred Compensation for Fiscal 2007

Name (a)	Executive Contributions in Last FY($) (b)	Registrant Contributions in Last FY($) (c)	Aggregate Earnings in Last FY($) (d)	Aggregate Withdrawals/ Distributions($) (e)	Aggregate Balance at Last FYE($) (f)
Robert A. Katz	—	—	—	—	—
Jeffrey W. Jones	—	—	561	—	3,751
Fiona E. Arnold	—	—	—	—	—
Keith A. Fernandez	—	—	—	—	—
William A. Jensen	—	—	14,582	—	287,931
Roger D. McCarthy	78,781(1)	—	50,121	(15,269)	376,692
Martha D. Rehm	—	—	75,555	(569,745)	10,811

(1) Represents amount deferred, which is reported as compensation to the named executive officer in the Summary Compensation Table.

On September 15, 2000, Vail Associates, Inc., an indirect wholly owned subsidiary of the Company, which we refer to in this section of the proxy statement as the Employer, adopted a Deferred Compensation Plan, which we refer to as the Grandfathered Plan, for the benefit of a select group of management or highly compensated employees, or participants. The Grandfathered Plan is not tax qualified. Section 409A of the Internal Revenue Code, enacted as part of the American Jobs Creation Act of 2004, sets forth specific tax requirements related to nonqualified deferred compensation plans, including the Grandfathered Plan. Rules under Section 409A are effective for nonqualified deferrals of compensation after December 31, 2004. As a result, after December 31, 2004, no new contributions were accepted into the Grandfathered Plan.

Effective January 1, 2005, the Employer began operating a new nonqualified deferred compensation plan designed to comply with Section 409A, which we refer to as the Plan. The Plan provides for two classes of participants. Class 1 participants may contribute to the Plan up to 95% of their base pay and up to 95% of any Employer-paid bonus. Class 2 participants may defer only an amount of base pay equal to any 401(k) compliance test refund. Effective January 1, 2007, all participants will be eligible to defer up to 80% of their base salary (including an amount of base pay equal to any 401(k) compliance test refund) and 100% of any Employer-paid bonus. Members of the Board of Directors may contribute up to 100% of their director fees. All contributions made by participants are 100% vested. The Employer may, on an annual basis, elect to make matching and/or discretionary employer contributions, although to date, the Employer has not made any such contributions. Matching and discretionary contributions vest as determined by the Employer or the Plan's administrative committee, which we refer to in this section of the proxy statement as the Plan Committee. The Employer or the Plan Committee may accelerate the vesting on matching and/or discretionary Employer contributions at any time, and accelerated vesting will generally occur automatically upon a change in control as defined in Section 409A.

Under the Plan, all contributions for a Plan year are allocated among the following two types of accounts at the election of the Participant: Separation from Service accounts and Scheduled Distribution accounts. Separation from Service accounts are generally payable in a lump sum or installments six months following the termination of a Participant's employment. Scheduled Distribution accounts are generally payable as a lump sum at a designated date at least three years from the year of deferral. Participants have limited rights to delay distributions from either type of account, provided that the election to delay a distribution (i) is made at least 12 months prior to the date the distribution would otherwise have been made, and (ii) delays the distribution for at least 5 years. All accounts are payable immediately upon the Participant's disability or death. Participants generally have the right to receive an early distribution from their accounts only upon an unforeseeable emergency. Participants have the right to designate hypothetical investments for their accounts, and their accounts are credited with gains or losses in accordance with the Participants' selections.

All contributions are placed in a rabbi trust which restricts the Employer's use of and access to the contributions. However, all money in the rabbi trust remains subject to the Employer's general creditors in the event of bankruptcy. The trustee, Wells Fargo Bank Minnesota, N.A., is entitled to invest the trust fund in accordance with guidelines established by the Employer. Currently, all assets are invested in a Trust-Owned Life Insurance policy. To the extent that the funds in the trust are insufficient to pay Plan benefits, the Employer is required to fund the difference.

The Plan Committee, which does not include any of our named executive officers, is charged with responsibility to select certain mutual funds, insurance company separate accounts, indexed rates or other methods (the "Measurement Funds") for purposes of crediting or debiting additional amounts to Participants' account balances. Participants may elect one or more of these Measurement Funds for purposes of crediting or debiting additional amounts to his or her account balance. As necessary, the Plan Committee may discontinue, substitute or add a Measurement Fund. Each such action will take effect as of the first day of the first calendar quarter that begins at least thirty (30) days after the day on which the Plan Committee gives Participants advance written notice of such change. Participants can change their Measurement Fund allocation as often as daily. The Measurement Funds are valued daily at their net asset values.

Using the weighted average return methodology, the rate of return for the Plan, as a weighted portfolio, for the one-year period ended July 31, 2007 was 14.81%. The rate of return of the S&P 500 for that same period was 16.13%. For this purpose, the weighted portfolio is a weighted average percentage allocation based on the Plan sponsor's liability holdings for a given point in time, and the weighted average returns are calculated based on the weights assigned using the returns of the underlying funds. Actual account cash balances were not used in calculating this performance. Additionally, account deposits, withdrawals, transfers, loans and death benefits, as well as the timing of any flows were not considered in this performance calculation. The Plan does not provide for the payment of interest based on above-market rates.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes the Company's equity compensation plans as of July 31, 2007:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights(2)	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(in thousands)		(in thousands)
Equity compensation plans approved by security holders(1)	1,375	$ 27.55	2,908
Equity compensation plans not approved by security holders	—	—	—
Total	1,375	$ 27.55	2,908

(1) Columns (a) and (b) do not include 15,834 shares of restricted stock which are subject to vesting over the next two years. Column (a) includes 179,341 RSUs that are not included in the calculation of the Weighted-Average Exercise Price in column (b).

(2) Includes the gross number of shares underlying outstanding SARs. Upon the exercise of a SAR, the actual number of shares we will issue to the participant is equal the quotient of (i) the product of (x) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (y) the number of SARs exercised, divided by (ii) the per share fair market value of our common stock on the date of exercise, less any shares withheld to cover payment of applicable tax withholding obligations. Shares not actually issued to the participant and shares withheld to cover payment of applicable tax withholding obligations will become available for future issuance under our plan.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

The Company has entered into employment agreements with certain of our named executive officers, as described above. These agreements require us to provide compensation to these executives in the event of a termination of employment or a change in control of the Company. Each of the employment agreements provide that the Company may terminate the executive at any time with or without cause. However, if the executive's employment is terminated without cause or terminated by the executive for good reason, then the executive shall be entitled to receive compensation in the amounts and under the circumstances described below.

In addition, the forms of award agreements used with all of our employees provide for the full acceleration of vesting of outstanding stock options, SARs, restricted stock, and RSUs upon a change in control of the Company.

Robert A. Katz, Chief Executive Officer

The restricted stock and SARs granted to Mr. Katz in connection with his initial appointment as the Chief Executive Officer, along with any restricted shares, RSUs, SARs or options later granted, vest automatically upon a change of control of the Company or if Mr. Katz is terminated without cause or resigns for good reason (each as defined in the agreement). In such cases, so long as he has executed a release in connection with his termination, Mr. Katz will be entitled to receive his base salary for a two-year period and a pro-rata bonus in the year of termination.

The following table describes the estimated potential compensation to Mr. Katz upon termination or a change in control of the Company:

Executive Benefits and Payments(1)	Termination without Cause or Resignation for Good Reason	Change in Control	Termination following Change in Control(2)
Base Salary	$1,687,050	—	$1,687,050
Option/SAR/RSU/Restricted Stock Acceleration	$4,309,158	$4,309,158	—
Bonus	$ 674,820	—	$ 674,820
Health Insurance	—	—	—
Total	**$6,671,028**	**$4,309,158**	**$2,361,870**

(1) Assumes the following: (a) current base salary equal to $843,525 is in effect as of the assumed termination or change in control date of July 31, 2007; (b) executive's unvested 158,337 SARs and unvested restricted stock of 15,834 shares at July 31, 2007 would be subject to accelerated vesting on that date (when the last reported closing price per share of our common stock was $53.55); and (c) all Company and individual performance targets under the Management Incentive Plan are met and executive's pro rata bonus payable as of the termination date is the Target amount indicated under Non-equity Incentive Plan Awards in the Grants of Plan-Based Awards table above.

(2) Benefits triggered upon termination without cause or resignation for good reason would apply in the same manner following a change in control when the new owners are bound by the terms of the employment agreement, except that equity awards would have already accelerated in full upon the change in control event.

Jeffrey W. Jones, Senior Executive Vice President and Chief Financial Officer

Upon termination of Mr. Jones' employment agreement by the Company without cause, or termination by Mr. Jones with good reason, so long as he has executed a release in connection with his termination, Mr. Jones is entitled to continue to receive his base salary, plus certain insurance benefits, for a period of twelve months following his termination, along with a pro-rated bonus in the year of termination. In addition, 40,000 RSUs and 100,000 stock options granted to Mr. Jones on September 30, 2005 and which cliff vest in full on the third anniversary of the date of grant will become vested in full upon his termination without cause or resignation for good reason (each as defined in the agreements).

The following table describes the estimated potential compensation to Mr. Jones upon termination or a change in control of the Company:

Executive Benefits and Payments(1)	Termination without Cause or Resignation for Good Reason	Change in Control	Termination following Change in Control(2)
Base Salary	$ 455,271	—	$455,271
Option/SAR/RSU Acceleration	$4,689,000	$6,414,209	—
Bonus	$ 263,925	—	$263,925
Health Insurance	$ 17,496	—	$ 17,496
Total	**$5,425,692**	**$6,414,209**	**$736,692**

(1) Assumes the following: (a) current base salary equal to $455,271 is in effect as of the assumed termination or change in control date of July 31, 2007; (b) executive's unvested stock options for 100,000 shares and unvested RSUs for 40,000 shares at July 31, 2007 would be subject to accelerated vesting on that date (when the last reported closing price per share of our common stock was $53.55) in the case of termination without cause or resignation for good reason; (c) executive's unvested stock options for 136,667 shares, unvested 24,021 SARs and unvested RSUs for 45,663 shares at July 31, 2007 would be subject to accelerated vesting on that date (when the last reported closing price per share of our common stock was $53.55) in the case of a change in control; (d) all Company and individual performance targets under the Management Incentive Plan are met and executive's pro rata bonus payable as of the termination date is the Target amount indicated under Non-equity Incentive Plan Awards in the Grants of Plan-Based Awards table above; and (e) group health insurance rates at July 31, 2007 remain the same during the severance period.

(2) Benefits triggered upon termination without cause or resignation for good reason would apply in the same manner following a change in control when the new owners are bound by the terms of the employment agreement, except that equity awards would have already accelerated in full upon the change in control event.

William A. Jensen, President, Mountain Division

Upon termination of Mr. Jensen's employment by the Company, without cause, or by Mr. Jensen for good reason, so long as he has executed a release in connection with his termination, Mr. Jensen shall be entitled to continue to receive his then current base salary, plus certain insurance benefits, for a period of twelve months following termination, along with a pro-rated bonus in the year of termination. In the event that at any time after six months following a change in control, as defined in the agreement, Mr. Jensen's agreement is terminated without cause, or by him for good reason, or is not renewed by the Company, then Mr. Jensen is entitled to receive his then-current base salary through the date of termination or non-renewal, a pro-rata bonus in the year of termination or non-renewal and continuation of his then-current base salary for a period of eighteen months from the date of termination or non-renewal.

The following table describes the estimated potential compensation to Mr. Jensen upon termination or a change in control of the Company:

Executive Benefits and Payments(1)	Termination without Cause or Resignation for Good Reason	Change in Control	Termination following Change in Control(2)
Base Salary	$445,560	—	$668,340
Option/SAR/RSU Acceleration	—	$1,942,794	—
Bonus	$207,000	—	$207,000
Health Insurance	$ 10,608	—	$ 15,912
Total	**$663,168**	**$1,942,794**	**$891,252**

(1) Assumes the following: (a) current base salary equal to $445,560 is in effect as of the assumed termination or change in control date of July 31, 2007; (b) executive's unvested stock options for 28,333 shares,

unvested 49,928 SARs and unvested RSUs for 15,491 shares at July 31, 2007 would be subject to accelerated vesting on that date (when the last reported closing price per share of our common stock was $53.55); (c) all Company and individual performance targets under the Management Incentive Plan are met and executive's pro rata bonus payable as of the termination date is the Target amount indicated under Non-equity Incentive Plan Awards in the Grants of Plan-Based Awards table above; and (d) group health insurance rates at July 31, 2007 remain the same during the severance period.

(2) Based on termination without cause or resignation for good reason within six months following a change of control. Benefits triggered upon termination without cause or resignation for good reason would apply in the same manner following a change in control when the new owners are bound by the terms of the employment agreement, except that 18 months (rather than 12 months) of salary and health benefits continuation becomes due and equity awards would have already accelerated in full upon the change in control event.

Keith A. Fernandez, President, Real Estate Division, Vail Resorts Development Company

Mr. Fernandez's employment agreement provides that upon (i) the giving of notice of non-renewal by VRDC or termination by VRDC without cause or (ii) termination by Mr. Fernandez for good reason, Mr. Fernandez is entitled to receive certain benefits so long as he has executed a release in connection with his termination. Such benefits include: (a) payment of Mr. Fernandez's then-current base salary through his final date of employment, (b) one year of then-current base salary payable in a lump sum, (c) a prorated bonus (provided that applicable performance targets are met) for the portion of VRDC's fiscal year through the effective date of the termination or non-renewal, (d) any fully vested SARs and RSUs of the Company, and (e) one year's COBRA premiums for continuation of health and dental coverage, adjusted for potential increases or decreases in premiums.

The following table describes the estimated potential compensation to Mr. Fernandez upon termination or a change in control of the Company:

Executive Benefits and Payments (1)	Termination without Cause or Resignation for Good Reason	Change in Control	Termination following Change in Control (2)
Base Salary	$420,000	—	$420,000
Option/SAR/RSU Acceleration	—	$449,079	—
Bonus	$200,000	—	$200,000
Health Insurance	$ 17,496	—	$ 17,496
Total	**$637,496**	**$449,079**	**$637,496**

(1) Assumes the following: (a) current base salary equal to $420,000 is in effect as of the assumed termination or change in control date of July 31, 2007; (b) executive's unvested 11,084 SARs and unvested RSUs for 4,677 shares at July 31, 2007 would be subject to accelerated vesting on that date (when the last reported closing price per share of our common stock was $53.55); (c) all Company performance and individual targets under the Management Incentive Plan are met and executive's pro rata bonus payable as of the termination date is the Target amount indicated under Non-equity Incentive Plan Awards in the Grants of Plan-Based Awards table above; and (d) group health insurance rates at July 31, 2007 remain the same during the severance period.

(2) Benefits triggered upon termination without cause or resignation for good reason would apply in the same manner following a change in control when the new owners are bound by the terms of the employment agreement, except that equity awards would have already accelerated in full upon the change in control event.

Fiona E. Arnold, Senior Vice President and General Counsel

The Company does not presently have an employment agreement with Ms. Arnold. For certain levels of employees, in which Ms. Arnold, but not the other executive officers, is deemed a part, the Compensation Committee has adopted a policy of granting severance of one year of base salary in connection with a termination without cause of such employee. The following table describes the estimated potential compensation to Ms. Arnold upon termination or a change in control of the Company:

Executive Benefits and Payments(1)	Termination without Cause or Resignation for Good Reason	Change in Control	Termination following Change in Control(2)
Base Salary	$300,000	—	$300,000
Option/SAR/RSU Acceleration	—	$50,123	—
Bonus	—	—	—
Health Insurance	—	—	—
Total	**$300,000**	**$50,123**	**$300,000**

(1) Assumes the executive's unvested RSUs for 936 shares at July 31, 2007 would be subject to accelerated vesting on the assumed termination or change in control date of July 31, 2007 (when the last reported closing price per share of our common stock was $53.55).

(2) Benefits triggered upon termination without cause may or may not apply in the same manner following a change in control, depending upon whether the new owners continued to honor the Compensation Committee's severance policy for this grade level of employees. The equity awards would have already accelerated in full upon the change in control event.

Roger D. McCarthy, former Co-President, Mountain Division

On March 30, 2007, Roger D. McCarthy, the former Co-President of the Mountain Division, tendered his resignation from all positions he held with the Company and its subsidiaries, effective May 4, 2007. Based on his voluntary resignation, Mr. McCarthy was not entitled to any post-termination benefits under his employment agreement, and based on the termination of his employment effective May 4, 2007, Mr. McCarthy would not be eligible for any payment based on a potential termination or change in control as of July 31, 2007.

Martha D. Rehm, former Executive Vice President and General Counsel

On December 7, 2006, the Company entered into a separation agreement and mutual general release with Martha D. Rehm, Executive Vice President, General Counsel and Secretary of the Company, pursuant to which Ms. Rehm separated from the Company effective April 30, 2007. A description of the compensation paid to Ms. Rehm in connection with such termination of employment is provided in the section entitled "Employment Agreements" above and is included in the Summary Compensation Table. Based on the termination of her employment effective April 30, 2007, Ms. Rehm would not be eligible for any payment based on a potential termination or change in control as of July 31, 2007.

PROPOSAL 2. APPROVAL OF THE MATERIAL TERMS FOR PAYMENT OF VAIL RESORTS ANNUAL EXECUTIVE INCENTIVE COMPENSATION

On September 25, 2007, our Board, upon recommendation by the Compensation Committee of the Board, approved the revised Vail Resorts, Inc. Management Incentive Plan, which we refer to as the Plan, and directed that the material terms for payment of bonuses under the Plan be submitted to stockholders at the annual meeting. If the stockholders approve this proposal, the compensation paid pursuant to such material terms will be fully deductible by the Company for financial income tax purposes under Section 162(m) of the Internal Revenue Code of 1986, or the Code.

Section 162(m) of the Code generally provides that no federal income tax business expense deduction is allowed for annual compensation in excess of $1 million paid by a publicly-traded corporation to certain of its officers. Under the Code, however, there is no limitation on the deductibility of "qualified performance-based compensation." Qualified performance-based compensation by the Company must be paid solely on account of the attainment of one or more objective performance goals established in writing by the Compensation Committee of the board of directors while the attainment of such goals is substantially uncertain. Performance goals may be based on one or more business criteria that apply to an individual, a business unit or the Company as a whole, but need not be based on an increase or positive result under the business criteria selected. The Compensation Committee is prohibited from increasing the amount of compensation payable if a performance goal is met, but may reduce or eliminate compensation even if such performance goal is attained. Stockholders must approve the types of performance goals and the maximum amount that may be paid to officers or the formula used to calculate such amount.

The following summary of the Plan is qualified in its entirety by express reference to the Plan, which is attached as Appendix "B" to this Proxy Statement.

Purpose

The purpose of the Plan is to promote the interests of the Company and its stockholders by rewarding Company executives with bonus payments based upon the level of achievement of financial, business and other performance objectives established in accordance with the Plan. The Plan is effective for fiscal years commencing August 1, 2007 and ending July 31, 2012. If certain requirements are satisfied, incentive compensation payouts issued under the Plan may qualify as deductible "performance-based compensation" within the meaning of Section 162(m) of the Code.

Eligibility

All full-time employees of the Company and any of its subsidiaries at executive levels identified in the Company's compensation grade structure are eligible to participate in the Plan. Because our executive officers are eligible to receive awards under the Plan, our executive officers have an interest in this proposal.

Administration

The Plan is to be administered by the Compensation Committee, and the Compensation Committee has the authority to set performance targets and funding levels under the Plan. With respect to incentive compensation that is intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, each member of the Compensation Committee shall qualify as an "outside director" within the meaning of Section 162(m) of the Code.

Determination of Awards

Annual performance-based compensation under the Plan is payable only upon the attainment by the Company of one or more objective performance goals established in writing by the Compensation Committee for the fiscal year, at a time in which the attainment of such goals is substantially uncertain. Performance goals established for determining the funding level of the Plan in any given fiscal year are based upon the achievement by the Company of one or more Reported EBITDA (as defined below) results on a mountain segment, lodging segment, and/or resort (mountain and lodging segments) basis, which we refer to as the EBITDA Goals, and, for VRDC executives, one or more of the following VRDC performance goals: attaining Reported EBITDA targets for the Company's real estate segment, achieving pre-sales targets on real estate projects, receiving zoning approval on real estate projects, meeting budgeted profitability on real estate projects, and achieving sales targets in existing real estate projects, which we refer to collectively as the VRDC Performance Goals. For purposes of the Plan, Reported EBITDA is calculated as segment net revenue less segment operating expense plus or minus segment equity investment income or loss. Once the Plan funding level is determined, individual awards are determined based partly upon attainment of the EBITDA Goals and, if applicable, the VRDC Performance Goals, and partly upon the individual's level of attainment of the executive's individual performance goals. The specific target percentage for each executive's annual performance-based compensation is set based on the executive's position within the Company.

The Compensation Committee from time to time may approve payment of discretionary annual incentive compensation based on business criteria other than the foregoing performance goals. Any such discretionary compensation would not qualify for the exclusion from the $1 million limitation of deductible compensation under Section 162(m).

Plan Payouts

Individual bonus determinations will be paid in cash or pursuant to equity awards granted under the Company's equity compensation plan, or a combination thereof, at the discretion of the Compensation Committee, between August 1 and November 30 following the previous fiscal year end.

Maximum Award

The amounts that will be paid pursuant to the Plan are not currently determinable, as described below. The maximum amount that may be earned as an award under the Plan for any Plan year by any one eligible employee is $4,000,000.

Awards to Be Granted to Certain Individuals and Groups

The annual awards that will be payable in the future based on Plan performance goals cannot be determined, because the payment of such awards would be contingent upon the attainment of the pre-established performance goals and the maximum amount of funding under the Plan in any fiscal year would depend on the Company's performance for the applicable performance period.

Federal Income Tax Consequences

Under present federal income tax law, participants will recognize ordinary income equal to the amount of the award received in the year of receipt. That income will be subject to applicable income and employment tax withholding by the Company. If and to the extent that the Plan payments satisfy the requirements of Section 162(m) of the Code and otherwise satisfy the requirements for deductibility under federal income tax law, the Company will receive a deduction for the amount constituting ordinary income to the participant.

Vote Required for Approval

The affirmative vote of the holders of a majority of the shares represented in person or by proxy which are entitled to vote and which have actually been voted on this matter is required for the approval of the Plan.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE FOREGOING MATERIAL TERMS FOR PAYMENT OF ANNUAL EXECUTIVE INCENTIVE COMPENSATION.

PROPOSAL 3 RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP to serve as the independent registered public accounting firm for the year ending July 31, 2008, and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the annual meeting. PricewaterhouseCoopers LLP has been the Company's independent registered public accounting firm since 2002. PricewaterhouseCoopers LLP expects to have a representative at the 2007 annual meeting who will have the opportunity to make a statement and who will be available to answer appropriate questions.

Neither the Company's Bylaws nor other governing documents or law require stockholder ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent auditors. However, the Audit Committee is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP. It is understood that even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a new independent accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders.

Fees Billed to Vail Resorts by PricewaterhouseCoopers LLP during Fiscal Years ended July 31, 2007 and 2006

Audit Fees. Audit fees (including expenses) billed (or billable) to the Company by PricewaterhouseCoopers LLP for the audit of our annual financial statements included in our Form 10-K and the review of the financial statements included in our Forms 10-Q with respect to the fiscal years ended July 31, 2007 and July 31, 2006 financial statements were $2,410,293 and $2,303,318, respectively. For the fiscal years ended July 31, 2007 and July 31, 2006, such fees included fees for PricewaterhouseCoopers LLP's examination of the effectiveness of the Company's internal control over financial reporting, as well as, for the fiscal year ended July 31, 2006, PricewaterhouseCoopers LLP's examination of management's assessment of such effectiveness.

Audit-Related Fees. Audit-related fees (including expenses) billed (or billable) to the Company by PricewaterhouseCoopers LLP with respect to the fiscal years ended July 31, 2007 and July 31, 2006 were $0 and $4,000, respectively. For the fiscal year ended July 31, 2006, such fees include audit fees related to the Vail Resorts 401(k) Retirement Plan.

Tax Fees. There were no tax fees billed or billable to the Company by PricewaterhouseCoopers LLP with respect to the fiscal years ended July 31, 2007 and July 31, 2006.

All Other Fees. All other fees (including expenses) billed by PricewaterhouseCoopers LLP with respect to the fiscal years ended July 31, 2007 and July 31, 2006 were $3,123 and $3,087, respectively. For the fiscal years ended July 31, 2007 and July 31, 2006, such fees were for access to a research database.

The Audit Committee determined that the provision of services other than audit services by PricewaterhouseCoopers LLP was compatible with maintaining PricewaterhouseCoopers LLP's independence.

The Audit Committee has the sole authority to approve all audit engagement fees and terms and pre-approve all audit and permissible non-audit services provided by the Company's independent registered public accounting firm. The Audit Committee has delegated authority to the Chairman of the Audit Committee to pre-approve services in between Audit Committee meetings subject to ratification by the Audit Committee at its next meeting. Fees for non-audit services that are not pre-approved must be less than 5% of total fees paid. For the fiscal years ended July 31, 2007 and July 31, 2006, 100% of the fees included under the headings "Audit-Related Fees" and "All Other Fees" above were pre-approved by the Audit Committee.

Vote Required For Approval

The affirmative vote of the holders of a majority of the shares represented in person or by proxy which are entitled to vote and which have actually been voted on this matter is required for this proposal to be adopted.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

FUTURE STOCKHOLDER PROPOSALS FOR 2008 ANNUAL MEETING

The deadline for stockholders to submit proposals pursuant to Rule 14a-8 of the Exchange Act for inclusion in the Company's proxy statement and proxy for the 2008 annual meeting of Stockholders is June 28, 2008.

Any stockholder proposals received outside of the Rule 14a-8 procedure for consideration at the Company's 2008 annual meeting of Stockholders must be delivered to the Secretary of the Company no later than thirty (30) days prior to the 2008 Annual Meeting of Stockholders; provided that in the event notice of the date of the 2008 Annual Meeting of Stockholders is not made at least sixty (60) days prior to the date of such meeting, notice by the stockholder to be timely must be so received not later than the close of business on the ninth calendar day following the day on which notice is first made of the date of the 2008 Annual Meeting of Stockholders. Such notices must be in accordance with the procedures described in the Company's bylaws. You can obtain a copy of the Company's bylaws by writing the Secretary at the address shown on the cover of this proxy statement.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Company stockholders may be "householding" our proxy materials, to the extent such stockholders have given their prior express or implied consent in accordance with SEC rules. A single Notice of Internet Availability of Proxy Materials, proxy statement and annual report (if you requested one) will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, proxy statement and annual report, please notify your broker to discontinue householding and direct your written request to receive a separate Notice of Internet Availability of Proxy Materials, proxy statement and annual report to the Company at: Vail Resorts, Inc., Attention: Investor Relations, 390 Interlocken Crescent, Broomfield, Colorado, 80021, or by calling (303) 404-1819. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials, proxy statement and annual report at their address and would like to request householding of their communications should contact their broker.

OTHER MATTERS

At the date of this proxy statement, the Board has no knowledge of any business other than that described herein which will be presented for consideration at the meeting. In the event any other business is presented at the meeting, the persons named in the enclosed proxy will vote such proxy thereon in accordance with their judgment in the best interests of the Company.



Fiona E. Arnold
Senior Vice President,
General Counsel and Secretary

October 26, 2007

A copy of the Company's annual report to the SEC on Form 10-K for the fiscal year ended July 31, 2007 is available without charge upon written request to: Secretary, Vail Resorts, Inc., 390 Interlocken Crescent, Broomfield, CO 80021.

Appendix A

Standards of Director Independence

A director shall be considered independent if the Board makes an affirmative determination after a review of all relevant information that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company).

In addition to the foregoing, a director shall not fail to meet any of the independence tests set forth in section 303A.02(b) of the NYSE Listed Company Manual or any successor provisions thereto, which tests include:

- The director is, or has been within the last three years an employee of the Company, or an immediate family member is, or has been within the last three years, an executive officer, of the Company.
- The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).
- (A) The director or an immediate family member is a current partner of a firm that is the Company's internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Company's audit within that time.
- The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee.
- The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

The Board will deem a director to be independent if no relationship or transaction exists that would disqualify a director under the NYSE tests set forth above and no other relationships or transactions exist of a type not specifically mentioned that, in the Board's opinion, taking into account all facts and circumstances, would impair a director's ability to exercise his or her independent judgment.

To assist it in evaluating the broad array of potential relationships between a director and the Company, the Board has categorically determined that none of the following relationships or transactions constitutes a "material relationship" between a director and the Company:

- The director, an entity with which a director is affiliated, or one or more members of the director's immediate family, purchased property or services from the Company (i) in an aggregate amount for all transactions in a fiscal year of less than $50,000 or (ii) on terms generally available to other employees of the Company during the Company's last fiscal year;
- The Company (i) paid to, employed, or retained one or more members of the director's immediate family or (ii) provided personal benefits to the director or one or more members of such director's immediate family, in an aggregate amount of less than $50,000 per fiscal year for such payments, compensation or personal benefits.

Appendix B

VAIL RESORTS, INC.

MANAGEMENT INCENTIVE PLAN
EXECUTIVES GRADE 32 & ABOVE

Objective

The purpose of the Management Incentive Plan (the "Plan") is to reinforce individual employee behaviors that contribute to the mission, values, growth and profitability of Vail Resorts, Inc. by:

- Rewarding and recognizing goal-exceeding performance in one or more of the following areas:
  - Resort (Mountain and Lodging Segments) EBITDA (Corporate, Mountain and Lodging executives)
  - Mountain EBITDA and Lodging EBITDA (Mountain and Lodging executives)
  - Division Goal Attainment (VRDC executives)
  - Individual employee performance, including adherence to the Company's mission and values (All executives)

Eligibility

All full-time employees of Vail Resorts, Inc. and any of its subsidiaries (collectively, the "Company") at grade levels 32 and above as identified in the Company's compensation grade structure are eligible to participate in the Plan (excluding employees who participate in a department specific incentive plan).

For employees who become or cease to be eligible (other than due to separation from employment with the Company) or who move between eligibility target levels under this Plan during a fiscal year, the amount of their award, if any, will be prorated (by month) based on the length of time in each eligible position. If an employee is promoted into a grade level 32 or above during a fiscal year and becomes eligible to participate in this Plan, the employee will be eligible to receive an award in that fiscal year, which award may be prorated, under this Plan or their previous bonus plan and level, at the sole discretion of the Compensation Committee of the Board of Directors (the "Compensation Committee").

Bonuses under the Plan do not accrue until the date Plan payments are made. To be eligible to receive a payment, a participant must be employed by the Company on the date Plan payments are made.

Anyone hired after the end of the third quarter of the fiscal year will not be eligible to receive an award in that fiscal year, except at the sole discretion of the Compensation Committee.

Effective Dates

The Plan is effective August 1, 2007, and will conclude on July 31, 2012.

Funding

For Corporate executives, the Plan is 100% funded based on Resort EBITDA.

For Mountain executives, the Plan is 50% funded based on Resort EBITDA and 50% funded based on Mountain EBITDA.

For Lodging executives, the Plan is 50% funded based on Resort EBITDA and 50% funded based on Lodging EBITDA.

For VRDC executives, the Plan is 1/4 funded based on Resort EBITDA and 3/4 funded based on the attainment of one or more of the following VRDC performance goals: attaining EBITDA targets for the Company's real estate segment, achieving pre-sales targets on real estate projects, receiving zoning approval on real estate projects, meeting budgeted profitability on real estate targets, and achieving sales targets in existing real estate projects (collectively, the "VRDC Goals").

The maximum amount that may be earned as an award under the Plan for any Plan year by any one eligible employee shall be $4,000,000. The schedule attached hereto as *Exhibit A* is used to determine the percent of the target bonus funded by Resort, Mountain and Lodging EBITDA performance. The schedule attached hereto as *Exhibit B* is used to determine the percent of the target bonus funded by VRDC Goals. The Compensation Committee will establish the Resort, Mountain and Lodging EBITDA performance targets and corresponding funding levels and the VRDC Goals and may amend *Exhibit A* and *Exhibit B* by October 29 of each fiscal year and while the attainment of such goals is substantially uncertain.

Target Percentages

The target bonuses as a percentage of base salary for executives in different divisions of the Company for purposes of the Plan and at different grade levels are set forth on *Exhibit C* attached hereto. The Compensation Committee may amend *Exhibit C* in its sole discretion on a yearly basis by October 29 of each fiscal year and while the attainment of Resort, Mountain and Lodging EBITDA performance targets and corresponding funding levels and VRDC Goals is substantially uncertain.

Individual Bonus Determinations

Bonus determinations for individual executives are determined adjusting the funded target bonus by the application of negative discretion as follows:

For Corporate Executives:

1. 1/2 of the total bonus will be determined based upon Resort EBITDA performance; and
2. 1/2 of the total bonus will be determined based upon individual performance.

For Mountain Executives:

1. 1/4 of the total bonus will be determined based upon Resort EBITDA performance;
2. 1/4 of the total bonus will be determined based upon Mountain EBITDA performance; and
3. 1/2 of the total bonus will be determined based upon individual performance.

For Lodging Executives:

1. 1/4 of the total bonus will be determined based upon Resort EBITDA performance;
2. 1/4 of the total bonus will be determined based upon Lodging EBITDA performance; and
3. 1/2 of the total bonus will be determined based upon individual performance.

For VRDC Executives:

1. 1/4 of the total bonus will be determined based upon Resort EBITDA performance;
2. 1/4 of the total bonus will be determined based upon VRDC Goals performance; and
3. 1/2 of the total bonus will be determined based upon individual performance.

Individual Performance

Individual performance for all executives (other than the Chief Executive Officer) will be determined through the applicable fiscal year performance review process, which will be conducted by the Chief Executive Officer and reviewed by the Compensation Committee. The Compensation Committee will conduct the individual performance review for the Chief Executive Officer. Higher performing executives will receive larger rewards for the individual portion of the bonus than their lower performing peers.

Example:

Grade 34 Mountain Executive earning $200,000 annually; Target Bonus % = 50%

Assume Resort EBITDA and Mountain EBITDA at 100% of target

Resort EBITDA Funding = $200,000 x 50% x 50% = $50,000
Mountain EBITDA Funding = $200,000 x 50% x 50% = $50,000
Total Funding = $100,000

Payout:

- 1/4 based upon Resort EBITDA = 1/4 x $100,000 = $25,000
- 1/4 based upon Mountain EBITDA = 1/4 x $100,000 = $25,000
- 1/2 based upon individual performance ("average") = $50,000
- Total average individual bonus = $100,000
    - Individual performance can range from $0 to "average" amount to 166% of the "average" amount ($0 to $83,000 for this example). The highest performing executives could receive in excess of 1/2 of their target bonus allocated for individual performance (subject to overall funding limits of the Plan in any fiscal year), whereas the lowest performing executive could receive as little as $0 for their individual performance portion of their bonus.

Plan Payouts

Individual bonus determinations calculated in accordance with the terms of this Plan will be paid in cash or pursuant to equity awards granted under the Company's equity compensation plan, or a combination thereof, at the discretion of the Compensation Committee, minus applicable deductions and withholding as required by law, between August 1 and November 30 following the previous fiscal year end.

Termination of Employment

As stated above, employees whose employment ends prior to the payment date under the Plan for any fiscal year will not be eligible, subject to the discretion of the Compensation Committee. However, if an otherwise eligible employee is not employed as of the date of the payout under the Plan due to death, short-term or long-term disability, such employee, if they would have otherwise received a payout under the Plan but for their death or disability, shall be entitled to receive a pro-rated (by month) payment for the portion of the fiscal year the employee was actively employed.

Leave of Absence

Individual bonus determinations for employees who have a paid or unpaid leave of absence (this does not include vacation) in excess of one month during the Plan year will be pro-rated to reflect the time on leave.

Plan Administration, Modification and Discontinuance

This Plan is administered by the Compensation Committee. The Compensation Committee has authority to interpret the Plan and to make, amend, or nullify any rules and procedures deemed necessary for proper Plan administration, including, but not limited to, performance targets, results and extraordinary events. The EBITDA performance targets and corresponding funding levels shall be adjusted for acquisitions, divestitures, or board imposed unbudgeted expenses in the discretion of the Compensation Committee. In addition, any stock compensation expense or restructuring expense will be excluded from the applicable EBITDA performance targets used to determine funding/payout levels.

Notwithstanding the foregoing, no Plan payouts will be made until and unless the Compensation Committee has certified that the performance goals and all other material terms have been satisfied. The Compensation Committee has the sole discretion to modify the application of this Plan.

Continued Employment

The Plan is not intended to and shall not be deemed to confer on any employee a guarantee of continued employment by the Company.


FSC

- discourage bids for the Company's securities at a premium over the market price;
- adversely affect the market price of, and the voting and other rights of the holders of, the Company's securities; or
- impede the ability of the holders of the Company's securities to change its management.

The Company's indebtedness could adversely affect its financial health and prevent the Company from fulfilling its obligations. The Company's level of indebtedness could have important consequences even though the Company has minimal principal payments due over the next five years (excluding payments of amounts due under non-recourse real estate financings which will be made utilizing proceeds from the applicable real estate closings). For example, it could:

- make it more difficult for the Company to satisfy its obligations;
- increase the Company's vulnerability to general adverse economic and industry conditions;
- require the Company to dedicate a substantial portion of its cash flow from operations to payments on the Company's indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, real estate developments, marketing efforts and other general corporate purposes;
- limit the Company's flexibility in planning for, or reacting to, changes in its business and the industry in which the Company operates;
- place the Company at a competitive disadvantage compared to its competitors that have less debt; and
- limit the Company's ability to borrow additional funds.

There are restrictions imposed by the terms of the Company's indebtedness. The operating and financial restrictions and covenants in the Company's senior credit facility (the "Credit Facility") and the Indenture, dated as of January 29, 2004 among the Company, the guarantors therein and the Bank of New York, as Trustee ("Indenture"), governing the 6.75% Senior Subordinated Notes due 2014 ("6.75% Notes") may adversely affect the Company's ability to finance future operations or capital needs or to engage in other business activities that may be in the Company's long-term best interests. For example, the Indenture and the Credit Facility contain a number of restrictive covenants that impose significant operating and financial restrictions on the Company, including restrictions on its ability to, among other things:

- incur additional debt;
- pay dividends, repurchase the Company's stock and make other restricted payments;
- create liens;
- make investments;
- engage in sales of assets and subsidiary stock;
- enter into sale-leaseback transactions;
- enter into transactions with affiliates;
- transfer all or substantially all of the Company's assets or enter into merger or consolidation transactions; and
- make capital expenditures.

In addition, there can be no assurance that the Company will meet the financial covenants contained in its Credit Facility. If the Company breaches any of these restrictions or covenants, or suffers a material adverse change which restricts its borrowing ability under its Credit Facility, the Company would not be able to borrow funds thereunder without a waiver, which inability could have an adverse effect on the Company's business, financial condition and results of operations. In addition, a breach, if uncured, could cause a default under the 6.75% Notes and the Company's other debt. The Company's indebtedness may then become immediately due and payable. The Company may not have or be able to obtain sufficient funds to make these accelerated payments, including payments on the 6.75% Notes.

The Company may be able to incur substantial additional indebtedness in the future. The terms of the Indenture do not fully prohibit the Company from doing so. The Company's Credit Facility permits additional borrowings of up to $226.0 million as of July 31, 2007. If new debt is added to the Company's current debt levels, the related risks that the Company faces could intensify.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

The following table sets forth the principal properties owned or leased by the Company for use in its operations:

Location	Ownership	Use
Arrowhead Mountain, CO	Owned	Ski trails and ski resort operations, including ski lifts, buildings and other improvements and commercial space
Avon, CO	Owned	Warehouse facility
BC Housing Riveredge, CO	26% Owned	Employee housing facilities
Bachelor Gulch Village, CO	Owned	Ski resort operations, including ski lifts, ski trails, buildings and other improvements and commercial space
Beaver Creek Mountain, CO	Owned	Ski resort operations, including ski lifts, buildings and other improvements, commercial space and real estate held for sale or development
Beaver Creek Mountain, CO (3,801 acres)	Special Use Permit	Ski trails, ski lifts, buildings and other improvements
Beaver Creek Resort, CO	Owned	Golf course, clubhouse commercial space and residential spaces
Breckenridge Mountain, CO	Owned	Ski resort operations, including ski lifts, buildings and other improvements, commercial space and real estate held for sale or development
Breckenridge Mountain, CO (5,702 acres)	Special Use Permit	Ski trails, ski lifts, buildings and other improvements
Breckenridge Terrace, CO	50% Owned	Employee housing facilities
Broomfield, CO	Leased	Corporate offices
Colter Bay Village, WY	Concessionaire contract	Lodging and dining facilities
Great Divide Lodge, CO	Owned	Lodging, dining and conference facilities
Heavenly Mountain Resort, CA	Owned	Ski resort operations, including ski lifts, buildings and other improvements and commercial space
Heavenly Mountain, CA (7,050 acres)	Special Use Permit	Ski trails, ski lifts, buildings and other improvements

Location	Ownership	Use
Inn at Beaver Creek, CO	Owned	Lodging, dining and conference facilities
Inn at Keystone, CO	Owned	Lodging, dining and conference facilities
Jackson Hole Golf & Tennis Club, WY	Owned	Golf course, clubhouse, tennis facilities, dining and real estate held for sale or development
Jackson Lake Lodge, WY	Concessionaire contract	Lodging, dining and conference facilities
Jenny Lake Lodge, WY	Concessionaire contract	Lodging and dining facilities
Keystone Conference Center, CO	Owned	Conference facility
Keystone Lodge, CO	Owned	Lodging, dining and conference facilities
Keystone Mountain, CO	Owned	Ski resort operations, including ski lifts, buildings and other improvements and commercial space
Keystone Mountain, CO (8,376 acres)	Special Use Permit	Ski trails, ski lifts, buildings and other improvements
Keystone Ranch, CO	Owned	Golf course, clubhouse and restaurant facilities
Keystone Resort, CO	Owned	Resort operations, dining, commercial space, conference facilities and real estate held for sale or development
Lakewood, CO	Leased	Administrative offices
Red Sky Ranch, CO	Owned	Golf course, clubhouses and real estate held for sale or development
River Course at Keystone, CO	Owned	Golf course and clubhouse
Seasons at Avon, CO	Leased/50% Owned	Administrative offices
Ski Tip Lodge, CO	Owned	Lodging and dining facilities
The Lodge at Vail, CO	Owned	Lodging, dining and conference facilities, real estate held for sale or development
The Tarnes at Beaver Creek, CO	31% Owned	Employee housing facilities
Tenderfoot Housing, CO	50% Owned	Employee housing facilities
The Pines Lodge at Beaver Creek, CO	Owned	Lodging, dining and conference facilities
Vail Mountain, CO	Owned	Ski resort operations, including ski lifts, buildings and other improvements, commercial space and real estate held for sale or development
Vail Mountain, CO (12,226 acres)	Special Use Permit	Ski trails, ski lifts, buildings and other improvements
Village at Breckenridge, CO	Owned	Lodging, dining, conference facilities and commercial space
SSV Properties	69.3% Owned	Over 145 retail stores for recreational products including rental

The Forest Service permits of the Company's operating subsidiaries are encumbered under certain debt instruments of the Company. Many of the Company's properties are used across all segments in complementary and interdependent ways.

ITEM 3. LEGAL PROCEEDINGS.

The Company is a party to various lawsuits arising in the ordinary course of business, including resort (mountain and lodging) related cases and contractual and commercial litigation that arises from time to time in connection with the Company's real estate and other business operations. Management believes the Company has adequate insurance coverage and accrued loss contingencies for all known matters and that, although the ultimate outcome of such claims cannot be ascertained, current pending and threatened claims are not expected to have a material adverse impact on the financial position, results of operations and cash flows of the Company.

Cheeca Lodge & Spa Contract Dispute

On February 28, 2007, an arbitrator rendered a decision, awarding $8.5 million in damages in favor of RockResorts and against Cheeca Holdings, LLC, the ownership entity of Cheeca Lodge & Spa, the former RockResorts managed property located in Islamorada, Florida. Additionally, in accordance with the arbitrator's ruling, RockResorts is seeking recovery of costs and attorneys' fees in the last stage of the proceedings. Cheeca Holdings, LLC has filed a motion to stay the arbitration in Florida District Court. In the event that Checca Holdings, LLC is not successful in its motion, upon conclusion of the fees hearing in the arbitration, the total award, which will incorporate the $8.5 million damage award and any additional cost recovery award, is final, binding and not subject to appeal. Upon completion of the cost recovery stage, RockResorts will proceed with the collection of the award and will record the actual amount received, upon receipt, in "contract dispute credit (charges), net" in its Consolidated Statements of Operations. The Company has incurred legal related costs of $4.6 million and $3.3 million in the years ended July 31, 2007 and 2006, respectively, in connection with this matter which are included in "contract dispute charges" in the Consolidated Statements of Operations in the respective period (see Note 14, Commitments and Contingencies, of the Notes to Consolidated Financials Statements, for more information regarding this item).

The Canyons Ski Resort Litigation

On July 27, 2007, the Company filed a complaint and motion for temporary restraining order seeking to enjoin Talisker Corporation and Talisker Finance Co, LLC from closing on the purchase of ASC Utah pursuant to a purchase agreement with American Skiing Company. In addition, the Company is seeking damages and specific performance for breach of contract and tortious interference. The parties entered into a stipulated agreement to expedite discovery whereby the Company agreed to withdraw its request for a temporary restraining order and the parties agreed to schedule a hearing on the Company's motion for a preliminary injunction. The defendants also agreed that they would not close on the purchase agreement until the earlier of an order issued by the court on the motion for preliminary injunction, which is scheduled to be heard on October 11, 2007, or October 22, 2007 and thereafter would only do so upon five days notice to the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The Company's common stock is traded on the New York Stock Exchange under the symbol "MTN". As of September 21, 2007, 38,860,120 shares of common stock were outstanding, held by approximately 420 holders of record.

Other than a rights distribution in October 1996 which gave each stockholder of record the right to receive $2.44 per share of common stock held, the Company has never paid nor declared a cash dividend on its common stock. The declaration of cash dividends in the future will depend on the Company's earnings, financial condition, capital needs, restrictions under debt instruments and on other factors deemed relevant by the Board of Directors at that time. It is the current policy of the Company's Board of Directors to retain earnings to finance the operations and expansion of the Company's business.

The following table sets forth, for the years ended July 31, 2007 and 2006, and quarters indicated (ended October 31, January 31, April 30, and July 31) the range of high and low per share sales prices of the Company's common stock as reported on the New York Stock Exchange Composite Tape.

	Vail Resorts Common Stock	
	High	**Low**
Year Ended July 31, 2007		
1st Quarter	$41.55	$34.01
2nd Quarter	47.54	38.50
3rd Quarter	59.32	46.19
4th Quarter	64.97	52.06
Year Ended July 31, 2006		
1st Quarter	$33.66	$26.30
2nd Quarter	38.89	30.16
3rd Quarter	39.13	30.10
4th Quarter	39.98	33.58

ITEM 6. SELECTED FINANCIAL DATA.

The following table presents selected historical consolidated financial data of the Company derived from the Company's Consolidated Financial Statements for the periods indicated. The financial data for the years ended July 31, 2007, 2006 and 2005 should be read in conjunction with the Consolidated Financial Statements, related notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations contained elsewhere in this Form 10-K. The table presented below is unaudited. The data presented below are in thousands, except per share, effective ticket price ("ETP"), ADR and RevPAR amounts.

	Year Ended July 31,				
	2007[1]	2006[1]	2005[1]	2004[1]	2003[1]
Statement of Operations Data:					
Revenue:					
Mountain	$ 665,377	$ 620,441	$ 540,855	$ 500,995	$ 460,568
Lodging	162,451	155,807	196,351	180,525	172,003
Real estate	112,708	62,604	72,781	45,123	80,401
Total net revenue	940,536	838,852	809,987	726,643	712,972
Segment operating expense:					
Mountain	462,708	443,116	391,889	368,875	362,131
Lodging	144,252	142,693	177,469	165,983	161,846
Real estate	115,190	56,676	58,254	16,791	66,642
Total segment operating expense	722,150	642,485	627,612	551,649	590,619
Income from operations	128,206	105,339	88,329	81,811	34,487
Mountain equity investment income, net	5,059	3,876	2,303	1,376	1,009
Lodging equity investment loss, net	—	—	(2,679)	(3,432)	(5,995)
Investment income	12,403	7,995	2,066	1,886	2,011
Interest expense, net	(32,625)	(36,478)	(40,298)	(47,479)	(50,001)
Relocation and separation charges	(1,433)	(5,096)	—	—	—
Loss on extinguishment of debt	—	—	(612)	(37,084)	—
Contract dispute charges	(4,642)	(3,282)	—	—	—
Mold remediation credit (charge)	—	1,411	—	(5,500)	—
(Loss) gain from sale of businesses, net	(639)	4,625	(7,353)	—	—
Net income (loss)	$ 61,397	$ 45,756	$ 23,138	$ (5,959)	$ (8,527)
Diluted per share net income (loss)	$ 1.56	$ 1.19	$ 0.64	$ (0.17)	$ (0.24)
Other Data:					
Mountain					
Skier visits[2]	6,219	6,288	5,940	5,636	5,730
ETP[3]	$ 46.15	$ 41.83	$ 39.30	$ 37.67	$ 34.13
Lodging					
ADR[4]	$ 216.83	$ 202.27	$ 196.26	$ 187.90	$ 184.25
RevPAR[5]	$ 99.58	$ 92.41	$ 90.98	$ 81.33	$ 77.86
Real Estate					
Real estate held for sale and investment[6]	$ 357,586	$ 259,384	$ 154,874	$ 134,548	$ 123,223
Other Balance Sheet Data					
Cash and cash equivalents[7]	$ 230,819	$ 191,794	$ 136,580	$ 46,328	$ 7,874
Total assets	$1,909,123	$1,687,643	$1,525,921	$1,533,957	$1,455,442
Long-term debt (including long-term debt due within one year)	$ 594,110	$ 531,228	$ 521,710	$ 625,803	$ 584,151
Net debt[8]	$ 363,291	$ 339,434	$ 385,130	$ 579,475	$ 576,277
Stockholders' equity	$ 714,039	$ 642,777	$ 540,529	$ 491,163	$ 496,246

(footnotes to selected financial data appear on following page)

Footnotes to Selected Financial Data:

(1) *The Company has made several acquisitions and dispositions which impact comparability between years during the past five years. The more significant of those include the sale of its majority interest in RTP, LLC ("RTP") (sold in April 2007), SRL&S (sold in January 2006), The Lodge at Rancho Mirage ("Rancho Mirage") (sold in July 2005), Vail Marriott (sold in June 2005) and its minority interest in Ritz-Carlton, Bachelor Gulch ("BG Resort") (sold in December 2004). Additionally, the Company acquired six retail locations (acquired by SSV in August 2006), 18 rental locations (acquired by SSV in June 2007) and two dining businesses (acquired in June 2007). For the acquisitions in June 2007, due to the seasonality of these operations there was not a significant impact to the Company's operations during the year ended July 31, 2007. In addition, the Company consolidated several entities during the year ended July 31, 2004 as a result of the adoption of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities-an Interpretation of ARB No. 51, Revised" ("FIN 46R"). See Note 7, Variable Interest Entities, of the Notes to Consolidated Financial Statements included in Item 8 of this Form 10-K for information regarding the entities consolidated under FIN 46R. Effective August 1, 2005, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment" ("SFAS 123R"). See Note 2, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K for the impact to the Consolidated Statements of Operations as a result of the adoption of SFAS 123R.*

(2) *A skier visit represents a person utilizing a ticket or pass to access a mountain resort for any part of one day, and includes both paid and complimentary access.*

(3) *ETP is defined as lift ticket revenue divided by total skier visits.*

(4) *ADR is calculated by dividing total room revenue by the number of occupied rooms during the respective periods.*

(5) *RevPAR is calculated by dividing total room revenue by the number of rooms that are available to guests during the respective periods.*

(6) *Real estate held for sale and investment includes all land, development costs and other improvements associated with real estate held for sale and investment, as well as investments in real estate joint ventures.*

(7) *Cash and cash equivalents excludes restricted cash.*

(8) *Net debt is defined as long-term debt plus long-term debt due within one year less cash and cash equivalents.*

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company should be read in conjunction with the Consolidated Financial Statements and notes related thereto included in this Form 10-K. To the extent that the following Management's Discussion and Analysis contains statements which are not of a historical nature, such statements are forward-looking statements which involve risks and uncertainties. These risks include, but are not limited to, changes in the competitive environment of the mountain and lodging industries, real estate development risk, general business and economic conditions, the weather, war, terrorism and other factors discussed in Item 1A Risk Factors in this Form 10-K. The following discussion and analysis should be read in conjunction with the Forward-Looking Statements and Item 1A Risk Factors each included in this Form 10-K.

Management's Discussion and Analysis includes discussion of financial performance within each of the Company's segments. The Company has chosen to specifically address the non-GAAP measures, Reported EBITDA (defined as segment net revenue less segment operating expenses, plus or minus segment equity income or loss) and Net Debt (defined as long-term debt plus long-term debt due within one year less cash and cash equivalents), in the following discussion because management considers these measurements to be significant indications of the Company's financial performance and available capital resources. The Company utilizes Reported EBITDA in evaluating performance of the Company and in allocating resources to its segments. Refer to the end of the Results of Operations section for a reconciliation of Reported EBITDA to net income. Management also believes that Net Debt is an important measurement as it is an indicator of the Company's ability to obtain additional capital resources for its future cash needs. Refer to the end of the Results of Operations section for a reconciliation of Net Debt.

Reported EBITDA and Net Debt are not measures of financial performance or liquidity under accounting principles generally accepted in the United States of America ("GAAP"). Items excluded from Reported EBITDA and Net Debt are significant components in understanding and assessing financial performance or liquidity. Reported EBITDA and Net Debt should not be considered in isolation or as an alternative to, or substitute for, net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the Consolidated Financial Statements as indicators of financial performance or liquidity. Because Reported EBITDA and Net Debt are not measurements determined in accordance with GAAP and are thus susceptible to varying calculations, Reported EBITDA and Net Debt as presented may not be comparable to other similarly titled measures of other companies.

Overview

The Company's operations are grouped into three integrated and interdependent segments: Mountain, Lodging and Real Estate, which represented 71%, 17% and 12%, respectively, of the Company's revenue for the year ended July 31, 2007. The Mountain segment is comprised of the operations of five ski resort properties as well as ancillary businesses, primarily including ski school, dining and retail/rental operations. Mountain segment revenue is seasonal in nature, the majority of which is earned in the Company's second and third fiscal quarters. Operations within the Lodging segment include (i) ownership/management of a group of seven luxury hotels through the RockResorts brand, including four proximate to the Company's ski resorts, (ii) the ownership/ management of non-RockResorts branded hotels and condominiums proximate to the Company's ski resorts, (iii) GTLC and (iv) golf courses. The Real Estate segment is involved with the development of property in and around the Company's resort properties.

The Company's single largest source of Mountain segment revenue is the sale of lift tickets (including season passes), which represented approximately 43%, 42% and 43% of Mountain segment net revenue for the years ended July 31, 2007, 2006 and 2005, respectively. Lift ticket revenue is driven by volume and pricing. Pricing is impacted by both absolute pricing as well as the demographic mix of guests, which impacts the price points at which various products are purchased. The demographic mix of guests is divided into two primary categories: (i) out-of-state and international guests ("Destination") and (ii) In-State. For the 2006/2007 ski season, Destination guests comprised approximately 64% of the Company's skier visits, while the In-State market comprised approximately 36% of the Company's skier visits. Destination guests generally purchase the Company's higher-priced lift ticket products and utilize more ancillary services such as ski school, lodging and retail/rental. Destination guests are less likely to be impacted by changes in the weather, due to the advance planning required for their trip, but can be impacted by the economy and the global geopolitical climate. In-State guests tend to be more weather-sensitive and value-oriented; to address this, the Company markets season passes to In-State guests, generally prior to the start of the ski season. For the 2006/2007 ski season, approximately 25% of the total lift revenue was generated from the sale of season passes. The cost structure of ski resort operations is largely fixed (with the exception of certain variable expenses including Forest Service fees, credit card fees, retail/rental operations, ski school labor and dining operations); as such, incremental revenue generally has high associated profit margin.

Lodging properties at or around the Company's ski resorts, which represented approximately 61%, 62% and 56% of the Lodging segment revenue for the years ended July 31, 2007, 2006 and 2005, respectively, are closely aligned with the performance of the Mountain segment, particularly with respect to visitation by Destination guests. Revenue from hotel management operations under the RockResorts brand is generated through management fees based upon the revenue of the individual hotel properties within the RockResorts portfolio, and to the extent that these managed properties are not proximate to the Company's ski resorts, they are more subject to the seasonality of those individual hotels and trends within the overall travel industry. Revenue of the Lodging segment during the Company's first and fourth fiscal quarters is generated primarily by the operations of GTLC (as GTLC's peak operating season occurs during the summer months), as well as golf operations and seasonally low operations from the Company's other owned and managed properties.

The Company's Real Estate segment primarily engages in both the vertical development of projects and the sale of land to third-party developers, which generally includes the retention of some involvement and control in the infrastructure, development, oversight and design of the projects and a contingent revenue structure based on the ultimate sale of the developed units. The Company attempts to mitigate the risk of vertical development by utilizing guaranteed maximum price construction contracts (although certain construction costs may not be covered by contractual limitations), pre-selling all or a portion of the project, requiring significant non-refundable deposits and obtaining non-recourse financing for certain projects. The Company's real estate development projects also may result in the creation of certain resort assets that provide additional benefit to the Resort (Mountain and Lodging) segment. The Company's Real Estate revenue and associated expense fluctuate based upon the timing of closings and the type of real estate being sold, thus increasing the volatility of Real Estate operating results from period to period. In the near-term, the majority of Real Estate revenue is expected to be generated from vertical development projects that are currently under construction, in which revenue and related cost of sales will be recorded at the time of real estate closings.

Recent Trends, Risks and Uncertainties

The data provided in this section should be read in conjunction with the risk factors identified in Item 1A and elsewhere in this Form 10-K. The Company's management has identified the following important factors (as well as uncertainties associated with such factors) that could impact the Company's future financial performance:

- The timing and amount of snowfall has an impact on skier visits. To mitigate this impact, the Company focuses efforts on sales of season passes prior to the beginning of the season to In-State skiers, who are the most weather sensitive visitors to the Company's ski resorts. Additionally, the Company has invested in snowmaking upgrades in an effort to address the inconsistency of early season snowfall where possible. Season pass revenue, although primarily collected prior to the ski season, is recognized in the Consolidated Statements of Operations throughout the ski season. Total season pass sales for the 2006/2007 ski season increased by 17.7% over sales for the 2005/2006 ski season. Season pass sales to date for the 2007/2008 season indicate further favorable trends in unit sales, price increases and revenue. However, there can be no certainty that such favorable trends will continue in the future.

- Consistent with prior years, the Company plans to raise prices on the majority of its lift ticket products, including season pass products, for the 2007/2008 ski season and continues to charge some of the highest prices in the industry. While pricing increases historically have not reduced demand, there can be no assurances that demand will remain price inelastic.

- The Company operates its ski areas under various Forest Service permits, and many of the Company's operations require permits and approval from governmental authorities; therefore many of the Company's on-mountain capital improvements must go through an approval process. Changes or impacts to the applicable regulatory environment may have detrimental effects on the Company.

- Ownership changes of hotels under RockResorts management, or the inability of RockResorts to meet certain performance requirements for hotels under its management, may result in loss of management agreements and the related recurring management fees. Such terminations, however, may result in the payment of termination fees to RockResorts. For the years ended July 31, 2007, 2006 and 2005, the Company recognized $5.4 million, zero and $417,000, respectively, in revenue from termination fees. The Company continues to pursue and secure new management contracts, which may include, in addition to management fees, marketing license fees and technical service fees in conjunction with a project's development and sales. For example, the Company recently announced that it began managing the Hotel Jerome in Aspen, Colorado during the Company's fourth quarter of the year ended July 31, 2007 and will begin managing the Landings St. Lucia, located on Rodney Bay, St. Lucia, in the West Indies, which is anticipated to open during the Company's second quarter of the year ending July 31, 2008. Additionally, RockResorts will operate The Chateau at Heavenly Village at the base of Heavenly ski resort, and manage the new Rum Cay Resort Marina on Rum Cay, Bahamas and the new Eleven Biscayne Hotel & Spa in Miami, Florida, all of which are currently under construction and are anticipated to open during the years ending July 31, 2009 or beyond. These agreements are generally long-term in nature (generally 10 years with renewal options). However, these agreements generally contain certain performance criteria that cover multiple years and are multi-faceted. In addition to these agreements, RockResorts will earn marketing license fees on the sales of ownership units within the Rum Cay Resort Marina and The Chateau at Heavenly Village.

- On February 28, 2007, an arbitrator rendered a decision, awarding $8.5 million in damages in favor of RockResorts and against Cheeca Holdings, LLC, the ownership entity of Cheeca Lodge & Spa, the former RockResorts managed property located in Islamorada, Florida. Additionally, in accordance with the arbitrator's ruling, RockResorts is seeking recovery of costs and attorneys' fees in the last stage of the proceedings. Upon conclusion of that stage, the total award, which will incorporate the $8.5 million damage award and any additional cost recovery award, is final, binding and not subject to appeal. Upon completion of the cost recovery stage, RockResorts will proceed with the collection of the award and will record the actual amount received, upon receipt, in "contract dispute credit (charges), net" in its Consolidated Statement of Operations. The Company has incurred legal related costs of $4.6 million and $3.3 million in the years ended July 31, 2007 and 2006, respectively, in connection with this matter which are included in "contract dispute charges" in its Consolidated Statements of Operations in the respective periods.

- Real Estate Reported EBITDA is highly dependent on, among other things, the timing of closings on real estate under contract. Changes to the anticipated timing of closing on one or more real estate projects could materially impact Real Estate Reported EBITDA for a particular quarter or fiscal year. Additionally, the magnitude of real estate projects currently under development or contemplated could result in a significant increase in Real Estate Reported EBITDA as these projects close, expected in the year ending July 31, 2008 and beyond. The profitability and/or viability of current or proposed real estate development projects have been and could continue to be adversely affected by escalation in construction costs associated with project difficulties, delays, design or construction issues and scope modifications that may arise in the course of construction. Additionally, real estate development projects are also susceptible to a slow-down in market demand. For the years ended July 31, 2007 and 2006, the Company recorded charges of $7.6 million and $1.8 million, respectively, for estimated costs to complete the construction of the JHG&TC cabins that have design and construction issues. The Company is currently in the process of completing construction and attempting to resolve the apportionment of the financial responsibilities for the remediation and construction costs with the contractors, structural engineers and architects involved in the design and construction of the JHG&TC cabins, and as such the Company's final costs are subject to change which could impact future operating results.

- In recent years, the Company has shifted its real estate focus to vertical development (versus land development), which requires significant capital investment prior to project completion (including the construction of resort-related depreciable assets). The Company expects to incur costs of $435 million to $465 million subsequent to July 31, 2007 on significant projects under construction that include Arrabelle, Vail's Front Door, Crystal Peak Lodge and The Ritz-Carlton Residences, Vail projects. The Company has entered into non-recourse financing agreements to borrow up to $298 million for Arrabelle and Vail's Front Door and expects to enter into a non-recourse financing agreement for The Ritz-Carlton Residences, Vail project with similar terms as its other non-recourse financing agreements.
- The Company had $230.8 million in cash and cash equivalents as of July 31, 2007 (which balance increased by $39.0 million since July 31, 2006) with no borrowings under the revolver component of its credit facilities and expects to generate additional cash from operations, including future closures on real estate. The Company is currently evaluating how to utilize its excess cash, including any combination of the following strategic options: increase real estate investment for further development; increase resort capital expenditures; pursue strategic acquisitions; repurchase additional stock of the Company (see Note 17, Capitalization, of the Notes to Consolidated Financial Statements for more information regarding the Company's stock repurchase plan); pay cash dividends; or payoff outstanding debt. The Company believes its debt generally has favorable fixed interest rates and is long-term in nature. Additionally, the Company's Credit Facility and Indenture limit the Company's ability to pay dividends, repurchase stock and pay off certain of its debt, including its 6.75% Notes.
- In June 2007, the Company acquired (through its SSV subsidiary) 18 Breeze Ski Rental locations. The Company also acquired two Starbucks licensed stores. Both of these acquisitions will be integrated into the Company's operations during the 2007/2008 ski season.
- On July 27, 2007 the Company made an offer of $110 million to acquire The Canyons ski resort ("The Canyons") from American Skiing Company ("ASC"). This offer was in excess of a previously undisclosed offer by the Company to acquire The Canyons and in excess of the $100 million offer by Talisker Corporation and Talisker Canyons Finance Company LLC (together "Talisker") to ASC, in which ASC announced on July 15, 2007 that it had entered into a purchase agreement with Talisker for the sale of The Canyons. The Company has also filed a lawsuit against Talisker and Peninsula Advisors for alleged breaches and interference with the Company's efforts to acquire The Canyons. Subsequently, on September 10, 2007, the Company supplemented its previous offer to acquire The Canyons by agreeing to grant a 30% interest in the future net cash flow (as defined) to the Company arising from the ownership and development of the real estate development rights included in the acquisition. If the Company is successful in its acquisition of The Canyons it could significantly impact the future results of operations of the Company.
- The Company uses many methods, estimates and judgments in applying its accounting policies (see Critical Accounting Policies in this section of this Form 10-K). Such methods, estimates and judgments are, by their nature, subject to substantial risks, uncertainties and assumptions, and factors may arise over time that lead the Company to change its methods, estimates and judgments. Changes in those methods, estimates and judgments could significantly affect the Company's results of operations.

Results of Operations

Summary

The Company realized significant increases to net income in both the years ended July 31, 2007 and 2006, compared to the previous periods, primarily due to improved performance from its Mountain segment, as shown below (in thousands):

	Year Ended July 31,		
	2007	2006	2005
Mountain Reported EBITDA	$207,728	$181,201	$151,269
Lodging Reported EBITDA	18,199	13,114	16,203
Resort Reported EBITDA	225,927	194,315	167,472
Real Estate Reported EBITDA	(2,482)	6,719	14,425
Total Reported EBITDA	223,445	201,034	181,897
Income before provision for income taxes	100,651	75,010	37,623
Net income	$ 61,397	$ 45,756	$ 23,138

Net income for the year ended July 31, 2007 increased by $15.6 million compared to the year ended July 31, 2006, which is primarily attributable to an increase in Resort Reported EBITDA of $31.6 million, a $4.4 million increase in investment income, a $3.9 million decrease in interest expense, net and a $3.7 million decrease in relocation and separation charges, which were partially offset by a $10.0 million increase in provision for income taxes, a decrease in Real Estate Reported EBITDA of $9.2 million, a $5.3 million decrease in the net gain on sale of businesses, a $1.6 million increase in depreciation and amortization, a $1.4 million increase in contract dispute charges, a $1.4 million prior year mold remediation credit and a $1.1 million increase in minority interest in income of consolidated subsidiaries, net.

Net income for the year ended July 31, 2006 increased by $22.6 million, compared to the year ended July 31, 2005, which is primarily attributable to an increase in Resort Reported EBITDA of $26.8 million, a $12.0 million increase in the net gain on sale of businesses, a $5.9 million increase in investment income, a $3.9 million decrease in depreciation and amortization and a $3.8 million decrease in interest expense, net, which were partially offset by a $14.8 million increase in provision for income taxes, a $7.7 million decrease in Real Estate Reported EBITDA, $5.1 million in relocation and separation charges and $3.3 million in contract dispute charges.

Mountain Segment

Mountain segment operating results for the years ended July 31, 2007, 2006 and 2005 are presented by category as follows (in thousands, except ETP):

	Year Ended July 31,			Percentage Increase/(Decrease)	
	2007	2006	2005	2007/2006	2006/2005
Lift tickets	$286,997	$263,036	$233,458	9.1%	12.7%
Ski school	78,848	72,628	63,915	8.6%	13.6%
Dining	59,653	56,657	53,688	5.3%	5.5%
Retail/rental	160,542	149,350	120,149	7.5%	24.3%
Other	79,337	78,770	69,645	0.7%	13.1%
Total Mountain net revenue	665,377	620,441	540,855	7.2%	14.7%
Total Mountain operating expense	462,708	443,116	391,889	4.4%	13.1%
Mountain equity investment income, net	5,059	3,876	2,303	30.5%	68.3%
Total Mountain Reported EBITDA	$207,728	$181,201	$151,269	14.6%	19.8%
Total skier visits	6,219	6,288	5,940	(1.1)%	5.9%
ETP	$ 46.15	$ 41.83	$ 39.30	10.3%	6.4%

Total Mountain Reported EBITDA included $3.8 million, $3.7 million and $254,000 of stock-based compensation expense for the years ended July 31, 2007, 2006 and 2005, respectively.

For the year ended July 31, 2007, lift revenue increased from the year ended July 31, 2006 due to the significant increase in ETP and higher season pass sales, partially offset by a decrease in visitation. For the year ended July 31, 2006, lift revenue increased from the year ended July 31, 2005 due to an increase in ETP, higher season pass sales and an increase in visitation. Overall, ETP for both the years ended July 31, 2007 and 2006 were positively impacted by an increase in absolute pricing of the Company's individual lift ticket and pass products as well as an increase in Destination guest visitation (who generally purchase higher priced tickets). Destination guest visitation for the year ended July 31, 2007 increased on an absolute basis, (including a 7.0% increase for the Company's Colorado resorts), as well as on a percentage of total visitation increasing to 64% from 60% for the prior two years. Season pass revenue was up 17.7% and 12.3% for the years ended July 31, 2007 and 2006, respectively, due to a combination of more passes sold and higher pass prices.

The Kottke Survey, a study undertaken annually to track key metrics within the ski industry, classifies the Company's Colorado resorts in its Rocky Mountain Region, and the Company's Heavenly resort in its Pacific West Region. Visitation for the 2006/2007 ski season increased 1.0% at the Company's Colorado resorts as compared to 0.6% for the Rocky Mountain Region as a whole due to the strong increase in Destination visitation at the Company's Colorado resorts in spite of a 23% reduction in snowfall for the region and a decline in the average visitation per season pass holder due to adverse weather conditions in the Denver metropolitan area. Visitation decreased 12.0% at the Company's Heavenly resort versus a 14.3% decrease in the Pacific West region as a whole due in large part to significantly unfavorable weather conditions throughout the ski season, including a 40% reduction in snowfall for the region for the 2006/2007 season as compared to the 2005/2006 season. Visitation at the Company's Colorado resorts was up 8.0% for the year ended July 31, 2006 as compared to the year ended July 31, 2005 due in part to the strong early season snowfall (which especially impacted visitation by season pass holders), while visitation at Heavenly was down 3.9% for the year ended July 31, 2006 due to unfavorable weather conditions, including during the Christmas holiday period.

Revenue from ski school improved in both the years ended July 31, 2007 and 2006 due to an increase in absolute pricing and higher participation as a result of the increased Destination guest visitation, as ski school participation is impacted more by Destination guest visitation than overall visitation. Dining revenue for the year ended July 31, 2007 grew commensurate with price increases, partially offset by a slight decrease in total visitation. For the year ended July 31, 2006, dining experienced a lower percentage growth than the other ancillary businesses due to the reduction in revenue resulting from the conversion of certain formerly owned restaurants to leased operations and the closing of certain owned restaurants (during the year ended July 31, 2006) due to the redevelopment in LionsHead for the construction of Arrabelle. Retail/rental experienced a 7.5% increase in revenue for the year ended July 31, 2007, despite being negatively impacted by adverse weather conditions, especially at the Company's Heavenly resort. Additionally, retail/rental revenue growth was positively impacted for the year ended July 31, 2006 as a result of SSV's acquisition of six San Francisco Bay Area retail locations in the first quarter of the year ended July 31, 2006.

Other revenue mainly consists of private club revenue (which includes both club dues and amortization of initiation fees), summer visitation and other mountain activities revenue, allocated strategic alliance revenue, commercial leasing revenue, employee housing revenue, technology services revenue (until the disposition of the Company's investment in RTP in April 2007), municipal services revenue and other recreation activity revenue. For the year ended July 31, 2007, other revenue was flat primarily due to the lost recurring revenue as a result of the disposition of the Company's investment in RTP offsetting increased revenues from commercial leasing and other ancillary mountain activities. For the year ended July 31, 2006, other revenue increased due to higher strategic alliance incentives, increased technology service revenue and additional municipal services revenue.

Mountain operating expense increased 4.4% during the year ended July 31, 2007 compared to the year ended July 31, 2006. Excluding retail/rental expense, which has a high variable cost component and therefore increased in relation to the retail/rental revenue increases, expense increased 3.4% during the year ended July 31, 2007, which was primarily attributable to higher variable costs related to higher revenue, including Forest Service fees and credit card fees, and certain labor related costs, including higher ski school labor expense to support the higher ski school revenue. Expense increases were partially offset by the elimination of recurring expenses related to the Company's disposal of its investment in RTP as well as lower workers compensation expense. Mountain operating expense increased 13.1% for the year ended July 31, 2006 as compared to the previous year mainly due to higher retail/rental operations resulting from increased sales volume and the SSV acquisition mentioned above as well as increased costs for stock-based compensation due to the adoption of SFAS 123R in the year ended July 31, 2006. Excluding retail/rental and stock-based compensation attributable to the Mountain segment, expenses increased 7.6%, or $21.9 million, for the year ended July 31, 2006, which was primarily attributable to higher variable costs related to the higher revenue, including, Forest Service fees, credit card fees, and certain labor related costs, including higher ski school labor expense to support the higher ski school revenue, as well as higher absolute energy costs, all of which was partially offset by lower corporate allocated costs including legal costs and Sarbanes-Oxley compliance costs.

Mountain equity investment income primarily includes the Company's share of income from the operations of a real estate brokerage joint venture; the increase in equity investment income is due primarily to increased commissions earned by the brokerage associated with increased real estate activity surrounding the Company's Colorado resorts.

The Company currently anticipates that the Mountain segment in the year ending July 31, 2008 and beyond should continue to realize increasing revenue as a result of the Company's continuing ability to raise prices as well as attract Destination guests and season pass holders, absent any unforeseen material declines in the economy, elevated geopolitical uncertainties and/or significant changes in historical snowfall patterns. The expected higher visitation is due to recent industry trends and the Company's high quality offerings complemented by continued capital investment including real estate development, which will expand the Destination guest bed base and provide incremental resort assets. Ancillary revenue should grow commensurate with expected lift revenue growth.

Lodging Segment

Lodging segment operating results for the years ended July 31, 2007, 2006 and 2005 are presented by category as follows (in thousands except ADR and RevPAR):

	Year Ended July 31,			Percentage Increase/(Decrease)	
	2007	**2006**	**2005**	**2007/2006**	**2006/2005**
Total Lodging net revenue	$162,451	$155,807	$196,351	4.3%	(20.6)%
Total Lodging operating expense	144,252	142,693	177,469	1.1%	(19.6)%
Lodging equity investment loss, net	—	—	(2,679)	N/A	100.0%
Total Lodging Reported EBITDA	$ 18,199	$ 13,114	$ 16,203	38.8%	(19.1)%
ADR	$ 216.83	$ 202.27	$ 196.26	7.2%	3.1%
RevPAR	$ 99.58	$ 92.41	$ 90.98	7.8%	1.6%

Total Lodging Reported EBITDA included $1.1 million, $1.3 million and $88,000 of stock-based compensation expense for the years ended July 31, 2007, 2006 and 2005, respectively.

In January 2006, the Company sold the assets constituting SRL&S. For the year ended July 31, 2006, Lodging Reported EBITDA includes revenue of $5.2 million and operating expenses of $4.5 million related to SRL&S prior to the sale of SRL&S. In the year ended July 31, 2005, the Company sold its minority interest in BG Resort and the assets constituting the Vail Marriott and Rancho Mirage. For the year ended July 31, 2005,

Lodging Reported EBITDA includes revenue of $51.6 million, operating expense of $44.8 million and equity investment loss of $2.7 million related to these entities. Commencing with the sale of the Vail Marriott, SRL&S and Rancho Mirage (until the termination of the Rancho Mirage management agreement during the year ended July 31, 2007 upon the closing of the hotel by its owners for redevelopment), the Company is earning base management fees of approximately 3% of each hotel's revenue. Accordingly, Lodging Reported EBITDA includes incremental management fee revenue of $1.3 million, $1.6 million and $60,000 for the Vail Marriott, SRL&S and Rancho Mirage (in 2006 and 2005) for the years ended July 31, 2007, 2006 and 2005, respectively.

Excluding the impact of the above sold properties, Lodging revenue increased $11.9 million, or 7.9%, and $5.9 million, or 4.1%, for the years ended July 31, 2007 and July 31, 2006, respectively, compared to the prior years. The revenue increase for the year ended July 31, 2007 was partially due to the recognition of $5.4 million in termination fees primarily associated with the termination of the management agreements at The Equinox and Rancho Mirage (pursuant to the terms of the management agreements). ADR and RevPAR, which do not include the impact of the termination fees, and excluding the impact of the SRL&S sale, increased 8.5% and 9.5% for the year ended July 31, 2007, respectively, compared to the year ended July 31, 2006. ADR and RevPAR, excluding the impact of the SRL&S, Vail Marriott and Rancho Mirage sales, increased 3.9% and 10.4% for the year ended July 31, 2006, respectively, compared to the year ended July 31, 2005. The increase in ADR and RevPAR for the years ended July 31, 2007 and 2006 was driven by the lodging properties proximate to the Company's ski resorts and was due to increased pricing as well as the higher Destination guest visitation as described in the Mountain segment discussion and increased revenue at GTLC. The overall Lodging revenue increase during the year ended July 31, 2007 was partially impacted by fewer available rooms, primarily as a result of construction at The Lodge at Vail and a reduction in managed condominium units.

Excluding the impact of the sale of SRL&S, expense increased $6.0 million, or 4.3%, for the year ended July 31, 2007 compared to the year ended July 31, 2006. These increases are commensurate with normal increases in variable operating costs, start-up expenses associated with the Arrabelle hotel (expected to open during the 2007/2008 ski season), higher RockResorts corporate expenses and increased NPS fees paid by GTLC, partially offset by fewer available rooms as discussed above. Excluding the impact of the sales of Vail Marriott, Rancho Mirage, SRL&S and stock-based compensation expense, expenses increased $3.4 million, or 2.5%, for the year ended July 31, 2006 compared to the year ended July 31, 2005, and are commensurate with normal increases in operating costs.

Lodging equity loss primarily consisted of the Company's share of losses from BG Resort. The Company sold its investment in BG Resort in December 2004, and as a result, the equity loss in the year ended July 31, 2005 reflects only five months of operations.

Real Estate Segment

Real Estate segment operating results for the years ended July 31, 2007, 2006 and 2005 are presented by category as follows (in thousands):

	Year Ended July 31,			Percentage Increase/(Decrease)	
	2007	2006	2005	2007/2006	2006/2005
Total Real Estate net revenue	$112,708	$62,604	$72,781	80.0%	(14.0)%
Total Real Estate operating expense	115,190	56,676	58,254	103.2%	(2.7)%
Real Estate equity investment income (loss), net	—	791	(102)	(100.0)%	875.5%
Total Real Estate Reported EBITDA	$ (2,482)	$ 6,719	$14,425	(136.9)%	(53.4)%

Total Real Estate Reported EBITDA included $2.1 million, $1.5 million and $95,000 of stock-based compensation expense for the years ended July 31, 2007, 2006 and 2005, respectively.

The Company's Real Estate operating revenue is primarily determined by the timing of closings and the mix of real estate sold in any given period. Different types of projects have different revenue and expense volumes and margins; therefore, as the real estate inventory mix changes it can greatly impact Real Estate segment operating revenue and operating expense, and, to a lesser degree, Real Estate Reported EBITDA. During the past three fiscal years Real Estate revenue primarily reflects the Company's vertical development projects.

The Company is currently in the development stage for several major real estate projects, including Arrabelle, The Lodge at Vail Chalets, Ritz-Carlton Residences, Vail and The Crystal Peak Lodge, among other projects. Real Estate segment operating revenue for the year ended July 31, 2007 was driven primarily by the closings of the Mountain Thunder and Gore Creek Place developments, certain JHG&TC cabins, the sale of land together with certain related infrastructure improvements in Red Sky Ranch and Breckenridge to third-party developers, the sale of the sole asset in the FFT Investment Partners real estate joint venture and contingent gains on development parcel sales that closed in previous periods. Operating expense for the year ended July 31, 2007 included cost of sales commensurate with revenue recognized, marketing costs for the major real estate projects under development, as well as overhead costs such as labor and benefits as the Company has increased its infrastructure relative to the increased vertical development activity, and professional services fees. In addition, the Company recorded $7.6 million of charges during the year ended July 31, 2007 for construction costs (including estimates to complete) on the JHG&TC cabins that have design and construction issues. The Company is currently in the process of completing construction and resolving the apportionment of the financial responsibilities for the remediation and construction costs with the contractors, structural engineers and architects involved in the design and construction of the JHG&TC cabins. The Company expects to complete this construction and remediation work by the third quarter of the year ending July 31, 2008.

Real Estate segment operating revenue for the year ended July 31, 2006 was primarily generated from the closing of certain townhomes at Gore Creek, developer parcel sales in the Beaver Creek area, a land exchange with the Forest Service and contingent gains on development parcel sales that closed in prior periods. Operating expense included cost of sales commensurate with revenue recognized, as well as marketing costs, overhead costs such as labor and benefits and professional services fees. The Company recorded $1.8 million in incremental cost of sales during the year ended July 31, 2006 related to the JHG&TC development.

Real Estate segment operating revenue for the year ended July 31, 2005 included the sale of cabins and land parcels at JHG&TC, Vail, Bachelor Gulch and Red Sky Ranch, developer parcel sales in the Beaver Creek area, the sale of parking spaces in Vail's Founders' Garage, the sale of a warehouse facility near Beaver Creek, recognition of a previously deferred land gain associated with the sale of BG Resort in December 2004 and recognition of contingent gains associated with a development parcel sold in prior periods. Operating expense included cost of sales commensurate with revenue recognized, as well as marketing costs, overhead costs such as labor and benefits and professional services fees.

Real Estate equity investment income (loss) primarily included the Company's share of income or loss from the operations of Keystone/Intrawest, LLC ("KRED"), a joint venture with Intrawest Resorts, Inc. formed to develop land at the base of Keystone, as well as the Company's share of profit associated with the sale of condominiums at BG Resort through the Company's prior investment in BG Resort. In the year ended July 31, 2006, the Company received a distribution from KRED in excess of its carrying basis in the amount of $715,000, which the Company recorded as income. The distribution reflected the final proceeds from the sale of developed real estate. As a result, KRED will be dissolved and the Company does not anticipate any further distributions.

The Company expects to close on Arrabelle during the year ending July 31, 2008 and expects to close on The Lodge at Vail Chalets during the years ending July 31, 2008 and 2009, and will recognize the revenue and related cost of sales for these projects at closing. The Company has entered into definitive sales contracts with a value of approximately $390 million related to these projects. In addition, the Company will place in service significant resort-related depreciable assets in conjunction with these developments including a new RockResorts hotel, two private mountain clubs, spas and commercial space. The Company also has significant ongoing development activities at Peak 7 and 8 in Breckenridge and in Vail, including The Ritz-Carlton Residences, Vail.

Other Items

In addition to segment operating results, the following material items contribute to the Company's overall financial position.

Depreciation and amortization. Depreciation and amortization expense for the year ended July 31, 2007 increased primarily as a result of an increase in the fixed asset base due to normal capital expenditures. Depreciation and amortization expense for the year ended July 31, 2006 decreased $5.8 million from the year ended July 31, 2005 primarily due to the sale of assets constituting the Vail Marriott, Rancho Mirage and SRL&S. This decrease was partially offset by $2.2 million of accelerated amortization associated with the Cheeca management agreement intangible asset and an increase in the fixed asset base due to normal capital expenditures. Additionally, higher depreciation and amortization expense was recorded in the year ended July 31, 2005 due to accelerated depreciation for certain assets which were retired in advance of their previously estimated useful lives. The average depreciation rate was 7.5%, 7.5% and 8.1% for the years ended July 31, 2007, 2006 and 2005, respectively.

Relocation and separation charges. In February 2006, the Company announced a plan to relocate its corporate headquarters, and the plan was approved by the Company's Board of Directors in April 2006. The Company recorded $1.4 million and $2.4 million of relocation charges in the years ended July 31, 2007 and 2006, respectively. The Company's relocation plan was completed as of July 31, 2007. In addition, in February 2006, Adam Aron, the former Chairman and Chief Executive Officer of the Company, resigned. In connection with Mr. Aron's resignation, the Company entered into a separation agreement with Mr. Aron, whereby the Company recorded $2.7 million of separation related expenses during the year ended July 31, 2006 (see Note 8, Relocation and Separation Charges, of the Notes to Consolidated Financial Statements, for more information regarding relocation and separation charges).

Asset impairment charges. In the year ended July 31, 2006, the Company recorded $210,000 of impairment losses on the write off of construction in progress costs when it was determined that the Company would not receive future benefits from these development efforts. The Company recorded a $1.6 million asset impairment charge in the year ended July 31, 2005 associated with an intangible asset related to the RockResorts call option (see Note 10, Put and Call Options, of the Notes to Consolidated Financial Statements), a $536,000 asset impairment charge associated with the termination of the Casa Madrona management agreement in May 2005 and a $440,000 asset impairment charge related to projects that were abandoned prior to completion (see Note 11, Asset Impairment Charges, of the Notes to Consolidated Financial Statements).

Mold remediation credit. During the year ended July 31, 2006, the Company recorded a $1.4 million mold remediation credit due to Breckenridge Terrace receiving reimbursement from third parties for costs incurred in conjunction with its mold remediation efforts and a true-up adjustment as the remediation project was substantially complete. This credit has been recognized by the Company as a reduction of the remediation expense that was originally recognized in the year ended July 31, 2004 (see Note 14, Commitments and Contingencies, of the Notes to Consolidated Financial Statements, for more information regarding this charge).

Investment income, net. The Company invests excess cash in short-term investments, as permitted under the Company's Fourth Amended and Restated Credit Agreement, dated as of January 28, 2005, as amended between The Vail Corporation (a wholly owned subsidiary of the Company), Bank of America, N.A., as administrative agent and the Lenders party thereto (the "Credit Agreement") underlying the Credit Facility and the Indenture relating to the 6.75% Notes. The increase in investment income for the years ended July 31, 2007 and 2006 compared to the previous years is due to significant increases in average invested cash balances during the periods resulting primarily from increased cash flows net of increased capital expenditures, which for the year ended July 31, 2006 and July 31, 2005 also included proceeds from hotel sales, net of the payoff of the $100 million term loan (the "Credit Facility Term Loan") in the year ended July 31, 2005.

Interest expense, net. The Company's primary sources of interest expense are the 6.75% Notes, the Credit Facility, incorporating unused commitment fees and letter of credit fees related to the $300 million revolving credit facility (the "Credit Facility Revolver") thereunder, the outstanding $57.7 million of industrial development bonds (collectively, the "Industrial Development Bonds") and the series of bonds issued to finance the construction of employee housing facilities (the "Employee Housing Bonds"). Interest expense decreased $3.9 million for the year ended July 31, 2007 compared to the year ended July 31, 2006, due primarily to an increase in capitalized interest associated with significant ongoing real estate and related resort development. The Company has incurred additional interest expense for borrowings under real estate project specific financing, of which all has been capitalized to the projects.

The $3.8 million decrease in interest expense for the year ended July 31, 2006 compared to the year ended July 31, 2005 is primarily due to the Credit Agreement refinancing in January 2005 which, among other things, resulted in the extinguishment of the $100 million Credit Facility Term Loan and improved pricing for interest rate and commitment fee margins. In addition, the Funded Debt to Adjusted EBITDA ratio (as defined in the Credit Agreement) improved under the refinancing in January 2005, which determined margin levels for pricing on interest rates and commitment fees under the Credit Facility. The reduction in interest expense as a result of a reduction in outstanding debt and margin rates as previously discussed was partially offset by an increase in interest expense on variable rate debt although only 13.6% of the Company's total debt was exposed to interest rate fluctuations.

Average borrowings under the Credit Facility Revolver were zero in the years ended July, 31, 2007 and 2006 and $6.6 million in the year ended July 31, 2005.

Loss on extinguishment of debt. The Company recorded a $612,000 debt extinguishment charge in the year ended July 31, 2005 in connection with the refinancing in January 2005 of the Credit Facility. The debt extinguishment charge is related to the write-off of unamortized issuance costs associated with the Credit Facility Term Loan, which was completely paid off.

(Loss) gain on sale of businesses, net. The Company recorded a net loss of $601,000 in the year ended July 31, 2007 on the sale of its investment in RTP. The Company recorded a $4.7 million gain in the year ended July 31, 2006 associated with the sale of the assets constituting SRL&S. Additionally in the year ended July 31, 2006, the Company recorded an $82,000 loss associated with the sale of the Company's interest in BG Resort due to the settlement of certain contingencies. For the year ended July 31, 2005, the Company recorded a net loss consisting of (i) a $10.9 million loss associated with the sale of the assets constituting Rancho Mirage and (ii) a $2.1 million loss associated with the sale of the assets constituting the Vail Marriott, (iii) which was partially offset by a $5.7 million gain associated with the sale of the Company's interest in BG Resort (see Note 9, Sale of Businesses, of the Notes to Consolidated Financial Statements).

Contract dispute charges. In March 2006, RockResorts was notified by the ownership of Cheeca Lodge & Spa, formerly a RockResorts managed property, that its management agreement was being terminated effective immediately. RockResorts believed that the termination was in violation of the management agreement and pursued its legal rights. The Company has incurred $4.6 million and $3.3 million of legal related costs related to this matter in the years ended July 31, 2007 and 2006, respectively. In February 2007, the arbitrator in the Cheeca matter rendered a decision in favor of the Company, awarding $8.5 million in damages to RockResorts. The arbitrator found that the ownership group had wrongfully terminated the management contract and that RockResorts had not breached the contract. In accordance with the arbitrator's ruling, RockResorts is seeking recovery of costs and attorney's fees in the last stage of the proceedings. The Company will record the total arbitration award, upon receipt, in "contract dispute credit (charges), net" in its Consolidated Statement of Operations (see Note 14, Commitments and Contingencies, of the Notes to Consolidated Financial Statements, for more information regarding this item).

Gain (loss) on put options, net. The net gain for the year ended July 31, 2007 was related to the elimination of the put option liability (including the write-off of the associated put option intangible asset) as a result of the sale of the Company's investment in RTP in April 2007. The net loss in the year ended July 31, 2006 was related to an increase in the estimated fair market value of the RTP put option. The net gain in the year ended July 31, 2005 was related to decreases in the estimated fair value of the SSV and RTP put options. As a result of the sale of the Company's investment in RTP in April 2007, the Company currently does not anticipate recognizing further gain (loss) on put options (see Note 10, Put and Call Options, of the Notes to Consolidated Financial Statements, for more information regarding the Company's put options).

Minority interest in income of consolidated subsidiaries. Minority interest in income of consolidated subsidiaries is a function of the performance of the Company's consolidated subsidiaries in which there is minority ownership. Improvement in SSV's income before provision for income taxes is primarily responsible for the increase in minority interest in the years ended July 31, 2007 and 2006. Improvements in SSV's and SRL&S's income before provision for income taxes are primarily responsible for the increase in minority interest in the year ended July 31, 2005.

Income taxes. The Company's tax provision and effective tax rate are driven primarily by the amount of pre-tax income, non-deductible executive compensation and other non-deductible items and taxable income generated by state jurisdictions that varies from the consolidated pre-tax income. The increase in the Company's tax provision for the years ended July 31, 2007, 2006 and 2005 was primarily driven by a significant increase in pre-tax income. The effective tax rate was 39.0%, 39.0% and 38.5% in the years ended July 31, 2007, 2006 and 2005, respectively.

The Internal Revenue Service ("IRS") has completed its exam of the Company's tax returns for tax years 2001 through 2003 and has issued a report of its findings. The examiner's primary finding is the disallowance of the Company's position to remove the restrictions under Section 382 of the Internal Revenue Code of approximately $73.8 million of net operating losses ("NOLs"). These restricted NOLs relate to fresh start accounting from the Company's reorganization in 1992. The Company has appealed the examiner's disallowance of these NOLs to the Office of the Appeals. However, if the Company is unsuccessful in its appeals process, it will not negatively impact the Company's financial position or results of operations.

Reconciliation of Non-GAAP Measures

The following table reconciles from segment Reported EBITDA to net income (in thousands):

	Year Ended July 31,		
	2007	2006	2005
Mountain Reported EBITDA	$207,728	$181,201	$151,269
Lodging Reported EBITDA	18,199	13,114	16,203
Resort Reported EBITDA	225,927	194,315	167,472
Real Estate Reported EBITDA	(2,482)	6,719	14,425
Total Reported EBITDA	223,445	201,034	181,897
Depreciation and amortization	(87,664)	(86,098)	(89,968)
Relocation and separation charges	(1,433)	(5,096)	—
Asset impairment charges	—	(210)	(2,550)
Mold remediation credit	—	1,411	—
Loss on disposal of fixed assets, net	(1,083)	(1,035)	(1,528)
Investment income	12,403	7,995	2,066
Interest expense, net	(32,625)	(36,478)	(40,298)
Loss on extinguishment of debt	—	—	(612)
(Loss) gain on sale of businesses, net	(639)	4,625	(7,353)
Contract dispute charges	(4,642)	(3,282)	—
Gain (loss) on put options, net	690	(1,212)	1,158
Other income, net	—	50	50
Minority interest in income of consolidated subsidiaries, net	(7,801)	(6,694)	(5,239)
Income before provision for income taxes	100,651	75,010	37,623
Provision for income taxes	(39,254)	(29,254)	(14,485)
Net income	$ 61,397	$ 45,756	$ 23,138

The following table reconciles Net Debt (defined as long-term debt plus long-term debt due within one year less cash and cash equivalents) (in thousands):

	July 31,	
	2007	2006
Long-term debt	$593,733	$525,313
Long-term debt due within one year	377	5,915
Total debt	594,110	531,228
Less: cash and cash equivalents	230,819	191,794
Net debt	$363,291	$339,434

Liquidity and Capital Resources

Significant Sources of Cash

The Company's liquidity profile continued to improve in the year ended July 31, 2007. The Company had no borrowings under its Credit Facility and had $230.8 million of cash and cash equivalents as of July 31, 2007. For the years ended July 31, 2007, 2006 and 2005, cash and cash equivalents increased by $39.0 million, $55.2 million and $90.3 million, respectively. The Company generated $118.4 million of cash from operating activities during the year ended July 31, 2007, compared to $63.7 million and $148.2 million generated during the years ended July 31, 2006 and 2005, respectively. For the last three fiscal years, the Company's cash flows from operations have been positively impacted by an increase in Resort Reported EBITDA (the combination of Mountain Reported EBITDA and Lodging Reported EBITDA) and an increase in Real Estate Reported EBITDA adjusted for non-cash cost of real estate sold (cash expenditures made in previous periods related to the cost of sales recorded in the current period), partially offset by an increase in investments in real estate. The Company currently anticipates that Resort Reported EBITDA will continue to provide a significant source of future operating cash flows as it expects to generate increased revenue combined with the generally fixed cost nature of the operations. Additionally, anticipated closings of real estate projects will provide a significant source of future cash flows from operations, offset by further investments in real estate (as further discussed below within Significant Uses of Cash).

Included within investing activities, the Company generated $30.7 million of cash from the sale of SRL&S in the year ended July 31, 2006 and generated $108.4 million of cash from the sale of the Vail Marriott and Rancho Mirage in the year ended July 31, 2005. The Company does not currently anticipate material future cash from the sale of businesses in the near term.

Net cash provided by financing activities for the year ended July 31, 2007 was consistent with the prior periods; however, cash proceeds from the exercise of stock options decreased by $42.6 million (including tax benefits) for the year ended July 31, 2007 compared to the year ended July 31, 2006. Additionally, the Company repurchased $15.0 million of its common stock during the year ended July 31, 2007 (as further discussed below within Significant Uses of Cash). The Company had an increase in net non-recourse borrowing proceeds of $60.2 million, which was used to fund a portion of its investments in real estate. The Company's financing activities generated $53.5 million of cash in the year ended July 31, 2006 primarily due to cash proceeds from the exercise of stock options of $46.6 million, net proceeds from real estate financings of $13.4 million and the tax benefit from the exercise of stock options as a result of the adoption of SFAS 123R, as discussed above, of $14.3 million, which were partially offset by the repurchase of common stock of $10.8 million (as further discussed below within Significant Uses of Cash).

In addition to the Company's $230.8 million of cash and cash equivalents at July 31, 2007, the Company has available $226.0 million under its Credit Facility (which represents the total commitment of $300 million less certain letters of credit outstanding of $74.0 million). As of July 31, 2007 and 2006, total long-term debt (including long-term debt due within one year) was $594.1 million and $531.2 million, respectively, with the increase at July 31, 2007 being due to non-recourse financing related to the Company's vertical real estate projects. Net Debt (defined as long-term debt plus long-term debt due within one year less cash and cash equivalents) increased from $339.4 million as of July 31, 2006 to $363.3 million as of July 31, 2007 due to the increase in long-term debt from non-recourse financing partially offset by the increase in cash and cash equivalents. The Company believes it is in a good position to take advantage of potential strategic options as further discussed below, as the Company has significant cash on hand and no revolver borrowings under its Credit Facility.

The Company expects that its liquidity needs in the near term will be met by continued utilization of operating cash flows and through borrowings under construction loan agreements entered into by the Company's wholly-owned subsidiaries, Arrabelle at Vail Square, LLC and The Chalets at The Lodge at Vail, LLC and borrowings, if necessary, under the Credit Facility (see Note 4, Long-Term Debt, of the Notes to Consolidated Financial Statements, for more information on the construction loan agreement with Arrabelle at Vail Square, LLC and The Chalets at The Lodge at Vail, LLC). The Company also expects to enter into non-recourse financings on certain other real estate projects, such as The Ritz-Carlton Residences, Vail.

The Company is currently evaluating how to use its excess cash, including a combination of the following strategic options: increase resort capital expenditures, increase real estate investment for further development, pursue strategic acquisitions, payoff outstanding debt and/or return value to shareholders, including the repurchase of additional stock of the Company. The Company's debt generally has favorable fixed interest rates and is long-term in nature. The Company's Credit Facility and the Indenture limit the Company's ability to make investments or distributions, including the payment of dividends and/or the repurchase of the Company's common stock, and the pay off of certain of its debt, including its 6.75% Notes.

Significant Uses of Cash

The Company's cash needs typically include providing for operating expenditures, debt service requirements and capital expenditures for both assets to be used in operations as well as real estate development projects. In addition, the Company expects it will incur significant cash income tax payments (generally expected to approximate its statutory income tax rate) in the near future due to the improved operating results, the limitations on the usage of NOLs generated in prior periods (subject to the appeal of the IRS ruling described above) and a decline in tax benefits resulting from stock option exercises. Historically, the Company had not been a significant cash income tax payer.

The Company expects to spend approximately $325 million to $345 million in calendar year 2007 for real estate development projects, including the construction of associated resort-related depreciable assets, of which $146 million was spent as of July 31, 2007, leaving approximately $179 million to $199 million to spend in the remainder of calendar year 2007. As indicated in the table under Contractual Obligations below, the Company has significant cash commitments in the near term. These commitments are primarily related to the completion of several major real estate development projects under construction. The Company has entered into contracts with third parties to provide construction-related services to the Company throughout the course of construction for these projects; commitments for future services to be performed over the next several years under such current contracts total approximately $376 million. The primary projects are expected to include continued construction and development costs, as well as planning and infrastructure costs associated with planned development projects in and around each of the Company's resorts. The Company expects investments in real estate will be higher than historical levels for the foreseeable future as the Company continues its vertical development efforts. The Company has not finalized its real estate development plan for calendar year 2008. As noted above, the Company obtained non-recourse financing to fund construction of Arrabelle and The Lodge at Vail Chalets projects. The Company expects to utilize similar financing arrangements for certain other development projects, such as The Ritz-Carlton Residences, Vail. In addition to utilizing project-specific financing, the Company also pre-sells units requiring deposits in a proposed development prior to committing to the completion of the development.

The Company has historically invested significant cash in capital expenditures for its resort operations, and expects to continue to invest significant cash in the future. The Company evaluates additional capital improvements based on expected strategic impacts and/or expected return on investment. The Company currently anticipates it will spend $95 million to $100 million of resort capital expenditures for calendar year 2007 excluding projects arising from real estate activities noted above, of which $36 million was spent as of July 31, 2007, leaving approximately $59 million to $64 million to spend in the remainder of calendar year 2007. This overall resort capital investment will allow the Company to maintain its high quality standards and make incremental discretionary improvements at the Company's five ski resorts and throughout its hotels. Included in these capital expenditures are approximately $38 million to $40 million which are necessary to maintain appearance and level of service appropriate to the Company's resort operations, including routine replacement of snow grooming equipment and rental fleet equipment. Discretionary expenditures for calendar 2007 are expected to include a new Beaver Creek children's ski school gondola; replacement and realignment of two chairlifts with high-speed chairlifts at Vail; a new high-speed chairlift at Heavenly; an expanded spa at The Keystone Lodge, room renovations at The Lodge at Vail; and upgrades to the Company's central reservations, marketing database and e-commerce booking systems, among other projects. The Company has not finalized its specific resort capital plan for calendar year 2008. The Company currently plans to utilize cash flow from operations and cash on hand to provide the cash necessary to execute its capital plan.

Principal payments on the vast majority of the Company's long-term debt ($489.4 million of the total $594.1 million debt outstanding as of July 31, 2007) are not due until fiscal 2013 and beyond. Excluding payments of amounts due under non-recourse real estate financing which will be made utilizing proceeds from the applicable real estate closings, the Company has $17.9 million of principal payments due over the next five years. Interest expense under the Company's debt will be approximately $34 million in the year ending July 31, 2008, assuming the debt remains at its current level and assuming current interest rates.

The Company's debt service requirements can be impacted by changing interest rates as the Company had $139.5 million of variable-rate debt outstanding as of July 31, 2007. A 100-basis point change in LIBOR would cause the Company's annual interest payments to change by approximately $1.4 million. The fluctuation in the Company's debt service requirements, in addition to interest rate changes, may be impacted by future borrowings under its Credit Facility or other alternative financing arrangements, including non-recourse real estate financings, it may enter into. The Company's long term liquidity needs are dependent upon operating results that impact the borrowing capacity under the Credit Facility, which can be mitigated by adjustments to capital expenditures, flexibility of investment activities and the ability to obtain favorable future financing. The Company manages changes in the business and economic environment by managing its capital expenditures and real estate development activities.

On March 9, 2006, the Company's Board of Directors approved the repurchase of up to 3,000,000 shares of common stock. During the year ended July 31, 2007, the Company repurchased 358,400 shares of common stock at a cost of $15.0 million. Since inception of this stock repurchase plan, the Company has repurchased 673,500 shares at a cost of approximately $25.8 million, as of July 31, 2007. As of July 31, 2007, 2,326,500 shares remained available to repurchase under the existing repurchase authorization. Subsequent to July 31, 2007, the Company repurchased 232,504 additional shares at a cost of approximately $11.7 million. Shares of common stock purchased pursuant to the repurchase program will be held as treasury shares and may be used for the issuance of shares under the Company's employee share award plans. Acquisitions under the share repurchase program will be made from time to time at prevailing prices as permitted by applicable laws, and subject to market conditions and other factors. The timing as well as the number of shares that may be repurchased under the program will depend on a number of factors including the Company's future financial performance, the Company's available cash resources and competing uses for cash that may arise in the future, the restrictions in the Credit Facility and in the Indenture, prevailing prices of the Company's common stock and the number of shares that become available for sale at prices that the Company believes are attractive. The stock repurchase program may be discontinued at any time and is not expected to have a significant impact on the Company's capitalization.

Covenants and Limitations

The Company must abide by certain restrictive financial covenants under its Credit Facility and the Indenture. The most restrictive of those covenants include the following Credit Facility covenants: Net Funded Debt to Adjusted EBITDA ratio, Minimum Net Worth and the Interest Coverage ratio (each as defined in the Credit Agreement). In addition, the Company's financing arrangements, including the Indenture, limit its ability to incur certain indebtedness, make certain restricted payments, enter into certain investments, make certain affiliate transfers and may limit its ability to enter into certain mergers, consolidations or sales of assets. The Company's borrowing availability under the Credit Facility is primarily determined by the Net Funded Debt to Adjusted EBITDA ratio, which is based on the Company's segment operating performance, as defined in the Credit Agreement.

The Company was in compliance with all relevant covenants in its debt instruments as of July 31, 2007. The Company expects it will meet all applicable financial maintenance covenants in its Credit Agreement, including the Net Funded Debt to Adjusted EBITDA ratio throughout the year ending July 31, 2008. However, there can be no assurance that the Company will meet such financial covenants. If such covenants are not met, the Company would be required to seek a waiver or amendment from the banks participating in the Credit Facility. While the Company anticipates that it would obtain such waiver or amendment, if any were necessary, there can be no assurance that such waiver or amendment would be granted, which could have a material adverse impact on the liquidity of the Company.

Contractual Obligations

As part of its ongoing operations, the Company enters into arrangements that obligate the Company to make future payments under contracts such as debt agreements, construction agreements in conjunction with the Company's development activities and lease agreements. Debt obligations, which total $594.1 million as of July 31, 2007 are recognized as liabilities in the Company's Consolidated Balance Sheet as of July 31, 2007. Obligations under construction contracts are not recognized as liabilities in the Company's Consolidated Balance Sheet until services and/or goods are received which is in accordance with GAAP. Additionally, operating lease obligations, which total $50.7 million as of July 31, 2007, are not recognized as liabilities in the Company's Consolidated Balance Sheet, which is in accordance with GAAP. A summary of the Company's contractual obligations as of July 31, 2007 is as follows (in thousands):

		Payments Due by Period			
Contractual Obligations	**Total**	**2008**	**2-3 Years**	**4-5 years**	**More than 5 years**
Long-Term Debt[1]	$ 594,110	$ 377	$102,425	$ 1,943	$489,365
Fixed Rate Interest[1]	227,025	30,833	59,868	59,073	77,251
Operating Leases and Service Contracts	50,670	12,271	16,186	9,833	12,380
Purchase Obligations[2]	669,231	622,305	42,626	4,300	—
Other Long-Term Obligations[3]	1,086	377	—	—	709
Total Contractual Cash Obligations	$1,542,122	$666,163	$221,105	$75,149	$579,705

(1) The fixed-rate interest payments included in the table above assume that all fixed-rate debt outstanding as of July 31, 2007 will be held to maturity. Interest payments associated with variable-rate debt have not been included in the table. Assuming that the amounts outstanding under variable-rate long-term debt as of July 31, 2007 are held to maturity, and utilizing interest rates in effect at July 31, 2007, the Company anticipates that its annual interest payments (including commitment fees and letter of credit fees) on variable rate long-term debt as of July 31, 2007 will be in the range of $4.0 million to $5.0 million (excluding interest payments of $5.9 million and $1.9 million to be paid in the years ending July 31, 2008 and 2009, respectively, related to non-recourse real estate financings) for at least the next five years. The future annual interest obligations noted herein are estimated only in relation to debt outstanding as of July 31, 2007, and do not reflect interest obligations on potential future debt including non-recourse financing associated with real estate development.

(2) Purchase obligations include amounts which are classified as trade payables, accrued payroll and benefits, accrued fees and assessments, accrued taxes, accrued interest, contingencies, commitments to complete real estate projects on the Company's Consolidated Balance Sheet as of July 31, 2007 and other commitments for goods and services not yet received, including construction contracts.

(3) Other long-term obligations include amounts which become due based on deficits in underlying cash flows of the metropolitan district as described in Note 14, Commitments and Contingencies, of the Notes to Consolidated Financial Statements.

Off Balance Sheet Arrangements

The Company does not have off balance sheet transactions that are expected to have a material effect on the Company's financial condition, revenue, expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

The preparation of Consolidated Financial Statements in conformity with GAAP requires the Company to select appropriate accounting policies and to make judgments and estimates affecting the application of those accounting policies. In applying the Company's accounting policies, different business conditions or the use of different assumptions may result in materially different amounts reported in the Consolidated Financial Statements.

The Company has identified the most critical accounting policies upon which its financial status depends. The critical principles were determined by considering accounting policies that involve the most complex or subjective decisions or assessments. The Company also has other policies considered key accounting policies; however, these policies do not meet the definition of critical accounting policies because they do not generally require the Company to make estimates or judgments that are complex or subjective.

Real Estate Revenue and Cost of Sales.

Description

The Company utilizes the relative sales value method to determine cost of sales for individual parcels of real estate or condominium units sold within a project, when specific identification of costs cannot be reasonably determined. The determination of cost of sales may utilize estimates for both the ultimate total revenue to be recognized, including the value of resort assets that may be part of a real estate development project, and total costs to be incurred on a real estate development project. Real estate development projects generally span several years.

Judgments and Uncertainties

Changes to either total projected revenue to be earned, the relative sales values of the components of a project or the total projected costs to be incurred to determine cost of sales may cause significant variances in the profit margins recognized on individual parcels within a project.

Effect if Actual Results Differ From Assumptions

A 10% change in the estimates of either future revenue to be earned, the relative sales values of the components of a project or costs to be incurred for projects utilizing the relative sales value method would have changed the profit margin recognized by approximately $1.9 million for the year ended July 31, 2007.

Intangible Assets.

Description

The Company frequently acquires intangible assets, including goodwill, primarily through business combinations. The assignment of value to individual intangible assets generally requires the assistance of a specialist, such as an appraiser. The assumptions used in the appraisal process are forward-looking, and thus are subject to significant interpretation. Because individual intangible assets (i) may be expensed immediately upon acquisition; (ii) amortized over their estimated useful life; or (iii) not amortized, the assigned values and lives, when applicable, could have a material effect on current and future period results of operations. Further, intangibles are subject to certain judgments when evaluating impairment pursuant to SFAS No. 142, "Goodwill and Intangible Assets" ("SFAS 142"), discussed further in Note 2, Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements. The Company tests goodwill and indefinite lived intangible assets annually for impairment under SFAS 142 as of May 1, or whenever events may indicate a possible impairment exists. Additionally, future operating results could trigger significant future non-cash impairment charges.

Judgments and Uncertainties

The Company determines fair value using current market values and widely accepted valuation techniques, including discounted cash flows and a royalty rate model. These types of analyses require the Company to make certain assumptions and estimates regarding economic factors and the future operating results of certain business operations.

Effect if Actual Results Differ From Assumptions

The Company completed the annual impairment testing of intangible assets in the fourth quarter of the year ended July 31, 2007, which resulted in no impairment being recorded, using the methodology described herein. A 10% decrease in the estimated fair value of the goodwill and intangible assets tested would not have had a significant impact on the test results.

Income Taxes.

Description

The Company is required to estimate its income taxes in each jurisdiction in which it operates. This process requires the Company to estimate the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These temporary differences result in deferred tax assets and liabilities on the Company's Consolidated Balance Sheets. The Company must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent recovery is not likely, must establish a valuation allowance. This assessment is complicated by the fact that the Company files its tax return on a calendar year basis which is different from its fiscal year end. As of July 31, 2007, the Company had total deferred tax assets of $62.5 million (before valuation allowances) and total deferred tax liabilities of $118.0 million. The deferred tax asset contains a valuation allowance representing the portion that management does not believe will be recovered from future taxable income. Management believes that sufficient taxable income will be generated in the future, primarily through the reversal of the deferred tax liabilities, to realize the benefit of the Company's deferred tax assets for which valuation allowances have not been recorded against.

Judgments and Uncertainties

The Company has approximately $2.8 million (tax-effected) of NOLs carryforward as of July 31, 2007 for which it has not recorded a valuation allowance against. The Company is relying on the reversal of deferred tax liabilities and generation of future taxable income to utilize this carryforward.

Effect if Actual Results Differ From Assumptions

If the Company were to incur substantial tax losses, the carryforward for which it has not recorded a valuation allowance against could expire without being utilized resulting in an increased tax expense in the period that the Company believes that it more likely than not the carryforward will not be realized.

Tax Contingencies.

Description

The Company is subject to periodic review by domestic tax authorities for audit of the Company's income tax returns. These audits generally include questions regarding the Company's tax filing positions, including the amount and timing of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposures associated with the Company's various tax filing positions, including state and local taxes, the Company recorded reserves for probable exposure. A significant amount of time may pass before a particular matter, for which the Company may have established a reserve, is audited and fully resolved. The IRS has completed its exam of the Company's tax returns for tax years 2001 through 2003 and has issued a report of its findings. The examiner's primary finding is the disallowance of the Company's position to remove the restrictions under Section 382 of the Internal Revenue Code of approximately $73.8 million of NOLs. These restricted NOLs relate to fresh start accounting from the Company's reorganization in 1992. The Company has appealed the examiner's disallowance of these NOLs to the Office of the Appeals.

Judgments and Uncertainties

The estimates of the Company's tax contingencies reserve contains uncertainty because management must use judgment to estimate the potential exposure associated with the Company's various filing positions.

Effect if Actual Results Differ From Assumptions

Although management believes that the estimates and judgments discussed herein are reasonable and it has adequate reserves for its tax contingencies, actual results could differ, and the Company may be exposed to increases or decreases in those reserves that could be material.

An unfavorable tax settlement could require the use of cash and could possibly result in an increased tax expense and effective tax rate in the year of resolution. A favorable tax settlement could possibly result in a reduction in the Company's tax expense in the year of settlement or in future years resulting in additional cash being generated from operating activities, a reduction in the effective tax rate in the year of resolution or may require adjustments to the Company's deferred tax assets, liabilities or intangible assets. Additionally, a favorable outcome could result in a reduction in taxes owed to government agencies over the next several years.

Depreciable Lives of Assets.

Description

Mountain and lodging operational assets, furniture, computer equipment, software and leasehold improvements are depreciated using the straight-line method over the estimated useful life of the asset. Assets may become obsolete or require replacement before the end of their useful life in which the remaining book value would be written off or the Company could incur costs to remove or dispose of assets no longer in use.

Judgments and Uncertainties

The estimates of the Company's useful life of the assets contains uncertainty because management must use judgment to estimate the useful life of the asset.

Effect if Actual Results Differ From Assumptions

Although management believes that the estimates and judgments discussed herein are reasonable, actual results could differ, and the Company may be exposed to increased expense related to depreciable assets disposed of, removed or taken out of service prior to its originally estimated useful life, which may be material. A 10% decrease in the estimated useful lives of depreciable assets would have increased depreciation expense by approximately $7.3 million for the year ended July 31, 2007.

New Accounting Pronouncements

In June 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The requirements of FIN 48 are effective for the Company beginning August 1, 2007 (its fiscal year ending July 31, 2008). Although the Company has not completed its analysis, the Company does not expect the implementation of FIN 48 will have a significant impact on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The requirements of SFAS 157 are effective for the Company beginning August 1, 2008 (its fiscal year ending July 31, 2009). The Company is in the process of evaluating this guidance and therefore has not yet determined the impact that SFAS 157 will have on the Company's financial position or results of operations upon adoption.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 gives the Company the irrevocable option to carry many financial assets and liabilities at fair values, with changes in fair value recognized in earnings. The requirements of SFAS 159 are effective for the Company beginning August 1, 2008 (its fiscal year ending July 31, 2009), although early adoption is permitted. The Company is in the process of evaluating this guidance and therefore has not yet determined the impact that SFAS 159 will have on the Company's financial position or results of operations upon adoption.

Inflation

Although the Company cannot accurately determine the precise effect of inflation on its operations, management does not believe inflation has had a material effect on the results of operations in the last three fiscal years. When the costs of operating resorts increase, the Company generally has been able to pass the increase on to its customers. However, there can be no assurance that increases in labor and other operating costs due to inflation will not have an impact on the Company's future profitability.

Seasonality and Quarterly Results

The Company's mountain and lodging operations are seasonal in nature. In particular, revenue and profits for the Company's Mountain and most of its lodging operations are substantially lower and historically result in losses from late spring to late fall. Conversely, peak operating seasons for GTLC, certain managed hotel properties and the Company's owned golf courses occur during the summer months while the winter season generally results in operating losses. However, revenue and profits generated by GTLC's summer operations, management fees from those managed properties and golf operations are not sufficient to fully offset the Company's off-season losses from its mountain and other lodging operations. During the year ended July 31, 2007, 79% of total combined Mountain and Lodging revenue was earned during the second and third quarters. Therefore, the operating results for any three-month period are not necessarily indicative of the results that may be achieved for any subsequent quarter or for a full year (see Note 16, Selected Quarterly Financial Data, of the Notes to Consolidated Financial Statements).

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk. The Company's exposure to market risk is limited primarily to the fluctuating interest rates associated with variable rate indebtedness. At July 31, 2007, the Company had $139.5 million of variable rate indebtedness, representing 23.5% of the Company's total debt outstanding, at an average interest rate during the year ended July 31, 2007 of 6.2%. Based on variable-rate borrowings outstanding as of July 31, 2007, a 100-basis point (or 1.0%) change in LIBOR would have caused the Company's annual interest payments to change by $1.4 million. The Company's market risk exposure fluctuates based on changes in underlying interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Vail Resorts, Inc.

Consolidated Financial Statements for the Years Ended July 31, 2007, 2006 and 2005

Financial Statement Schedule:

The following consolidated financial statement schedule of the Company is filed as part of this Report on Form 10-K and should be read in conjunction with the Company's Consolidated Financial Statements:

Management's Report on Internal Control over Financial Reporting

Management of Vail Resorts, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of July 31, 2007. In making this assessment, management used the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of July 31, 2007, the Company's internal control over financial reporting was effective.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
of Vail Resorts, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Vail Resorts, Inc. and its subsidiaries at July 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2007 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado
September 26, 2007

Vail Resorts, Inc.

Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	July 31, 2007	July 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 230,819	$ 191,794
Restricted cash	54,749	20,322
Trade receivables, net of allowances of $2,118 and $1,388, respectively	43,557	35,949
Inventories, net of reserves of $826 and $755, respectively	48,064	42,278
Deferred income taxes (Note 12)	15,056	11,938
Other current assets	19,392	23,693
Total current assets	411,637	325,974
Property, plant and equipment, net (Note 5)	885,926	851,112
Real estate held for sale and investment	357,586	259,384
Deferred charges and other assets	30,129	29,615
Notes receivable	8,639	10,638
Goodwill, net (Note 5)	141,699	135,811
Intangible assets, net (Note 5)	73,507	75,109
Total assets	$1,909,123	$1,687,643
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses (Note 5)	$ 281,779	$ 230,762
Income taxes payable	37,441	17,517
Long-term debt due within one year (Note 4)	377	5,915
Total current liabilities	319,597	254,194
Long-term debt (Note 4)	593,733	525,313
Other long-term liabilities (Note 5)	181,830	158,490
Deferred income taxes (Note 12)	72,213	73,064
Commitments and contingencies (Note 14)		
Put option liabilities (Note 10)	—	1,245
Minority interest in net assets of consolidated subsidiaries	27,711	32,560
Stockholders' equity:		
Preferred stock, $0.01 par value, 25,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized, and 39,747,976 and 39,036,282 shares issued, respectively (Note 17)	397	390
Additional paid-in capital	534,370	509,505
Retained earnings	205,118	143,721
Treasury stock (Note 17)	(25,846)	(10,839)
Total stockholders' equity	714,039	642,777
Total liabilities and stockholders' equity	$1,909,123	$1,687,643

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Vail Resorts, Inc.

Consolidated Statements of Operations
(In thousands, except per share amounts)

	Year Ended July 31,		
	2007	2006	2005
Net revenue:			
Mountain	$665,377	$620,441	$540,855
Lodging	162,451	155,807	196,351
Real estate	112,708	62,604	72,781
Total net revenue	940,536	838,852	809,987
Operating expense:			
Mountain	462,708	443,116	391,889
Lodging	144,252	142,693	177,469
Real estate	115,190	56,676	58,254
Total segment operating expense	722,150	642,485	627,612
Other operating (expense) income:			
Depreciation and amortization	(87,664)	(86,098)	(89,968)
Relocation and separation charges (Note 8)	(1,433)	(5,096)	—
Asset impairment charges (Note 11)	—	(210)	(2,550)
Mold remediation credit (Note 14)	—	1,411	—
Loss on disposal of fixed assets, net	(1,083)	(1,035)	(1,528)
Income from operations	128,206	105,339	88,329
Mountain equity investment income, net	5,059	3,876	2,303
Lodging equity investment loss	—	—	(2,679)
Real estate equity investment income (loss)	—	791	(102)
Investment income	12,403	7,995	2,066
Interest expense, net	(32,625)	(36,478)	(40,298)
Loss on extinguishment of debt	—	—	(612)
(Loss) gain on sale of businesses, net (Note 9)	(639)	4,625	(7,353)
Contract dispute charges (Note 14)	(4,642)	(3,282)	—
Gain (loss) on put options, net (Note 10)	690	(1,212)	1,158
Other income, net	—	50	50
Minority interest in income of consolidated subsidiaries, net	(7,801)	(6,694)	(5,239)
Income before provision for income taxes	100,651	75,010	37,623
Provision for income taxes (Note 12)	(39,254)	(29,254)	(14,485)
Net income	$ 61,397	$ 45,756	$ 23,138
Per share amounts (Note 3):			
Basic net income per share	$ 1.58	$ 1.21	$ 0.65
Diluted net income per share	$ 1.56	$ 1.19	$ 0.64

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Vail Resorts, Inc.

Consolidated Statements of Stockholders' Equity
(In thousands, except share amounts)

	Common Stock				Additional Paid-in Capital	Deferred Compensation	Retained Earnings	Treasury Stock	Total Stockholders' Equity
	Shares								
	Class A	Common	Total	Amount					
Balance, July 31, 2004	6,114,834	29,222,828	35,337,662	$353	$416,660	$(677)	$ 74,827	$ —	$491,163
Net income	—	—	—	—	—	—	23,138	—	23,138
Conversion of Class A shares to common shares (Note 17)	(6,114,834)	6,114,834	—	—	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	348	—	—	348
Issuance of shares under share award plans (Note 18)	—	1,258,531	1,258,531	13	21,928	—	—	—	21,941
Tax benefit of stock option exercises	—	—	—	—	3,939	—	—	—	3,939
Balance, July 31, 2005	—	36,596,193	36,596,193	366	442,527	(329)	97,965	—	540,529
Net income	—	—	—	—	—	—	45,756	—	45,756
Stock-based compensation (Note 18)	—	—	—	—	6,476	—	—	—	6,476
Reversal of deferred compensation due to adoption of SFAS 123R	—	—	—	—	(329)	329	—	—	—
Issuance of shares under share award plans (Note 18)	—	2,440,089	2,440,089	24	46,508	—	—	—	46,532
Tax benefit of stock option exercises	—	—	—	—	14,323	—	—	—	14,323
Repurchase of common stock (Note 17)	—	—	—	—	—	—	—	(10,839)	(10,839)
Balance, July 31, 2006	—	39,036,282	39,036,282	390	509,505	—	143,721	(10,839)	642,777
Net income	—	—	—	—	—	—	61,397	—	61,397
Stock-based compensation (Note 18)	—	—	—	—	6,965	—	—	—	6,965
Issuance of shares under share award plans (Note 18)	—	711,694	711,694	7	10,975	—	—	—	10,982
Tax benefit of stock option exercises	—	—	—	—	6,925	—	—	—	6,925
Repurchase of common stock (Note 17)	—	—	—	—	—	—	—	(15,007)	(15,007)
Balance, July 31, 2007	—	39,747,976	39,747,976	$397	$534,370	$ —	$205,118	$(25,846)	$714,039

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Vail Resorts, Inc.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended July 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 61,397	$ 45,756	$ 23,138
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	87,664	86,098	89,968
Non-cash cost of real estate sales	81,176	35,121	38,425
Non-cash stock-based compensation expense	6,998	6,523	437
Asset impairment charges	—	210	2,550
Non-cash mold remediation credit	—	(559)	—
Loss (gain) on sale of businesses, net	639	(4,625)	7,353
Loss on extinguishment of debt	—	—	612
Deferred income taxes, net	(3,968)	1,322	(7,514)
Minority interest in net income of consolidated subsidiaries	7,801	6,694	5,239
Other non-cash expense (income), net	720	(6,291)	(3,433)
Changes in assets and liabilities:			
Restricted cash	(34,427)	(2,069)	(2,222)
Accounts receivable, net	(4,496)	(2,644)	(3,665)
Inventories, net	(5,171)	(4,811)	(5,074)
Investments in real estate	(179,234)	(129,728)	(72,164)
Notes receivable	(2,590)	(1,925)	4,052
Accounts payable and accrued expenses	30,691	26,213	26,443
Income taxes receivable/payable	19,924	4,538	21,960
Deferred real estate credits	25,330	14,539	29,755
Private club deferred initiation fees and deposits	21,438	7,126	8,324
Other assets and liabilities, net	4,550	(17,812)	(16,007)
Net cash provided by operating activities	118,442	63,676	148,177
Cash flows from investing activities:			
Capital expenditures	(119,232)	(88,901)	(79,975)
Distributions from joint ventures	—	522	6,588
Cash received from disposal of fixed assets	554	823	2,019
Cash received from sale of businesses	3,544	30,712	108,399
Purchase of minority interests	(8,387)	—	(9,748)
Other investing	(8,625)	(5,149)	—
Net cash (used in) provided by investing activities	(132,146)	(61,993)	27,283
Cash flows from financing activities:			
Repurchases of common stock	(15,007)	(10,839)	—
Payment of financing costs	(1,294)	(1,584)	(1,774)
Proceeds from borrowings under Non-Recourse Real Estate Financings	75,019	25,548	—
Payments of Non-Recourse Real Estate Financings	(1,493)	(12,191)	—
Payment of Credit Facility Term Loan	—	—	(98,750)
Proceeds from borrowings under other long-term debt	64,612	38,112	176,423
Payments of other long-term debt	(75,284)	(42,248)	(181,239)
Distributions from joint ventures to minority shareholders	(10,005)	(4,239)	(1,807)
Proceeds from exercise of stock options	11,496	46,649	21,939
Tax benefit from exercise of stock options	6,925	14,323	—
Other financing	(2,240)	—	—
Net cash provided by (used in) financing activities	52,729	53,531	(85,208)
Net increase in cash and cash equivalents	39,025	55,214	90,252
Cash and cash equivalents:			
Beginning of period	191,794	136,580	46,328
End of period	$ 230,819	$ 191,794	$ 136,580
Cash paid for interest, net of amounts capitalized	$ 23,573	$ 33,550	$ 38,158
Taxes paid, net	16,357	8,617	—

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Vail Resorts, Inc.

Supplemental Schedule of Non-Cash Transactions
(In thousands)

	Year Ended July 31,		
	2007	2006	2005
Land exchange with the United States Forest Service	$—	$5,407	$—

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. Organization and Business

Vail Resorts, Inc. ("Vail Resorts" or the "Parent Company") is organized as a holding company and operates through various subsidiaries. Vail Resorts and its subsidiaries (collectively, the "Company") currently operate in three business segments: Mountain, Lodging and Real Estate. In the Mountain segment, the Company owns and operates five world-class ski resort properties as well as ancillary businesses, primarily including ski school, dining and retail/rental operations, at Vail, Breckenridge, Keystone and Beaver Creek mountains in Colorado and the Heavenly Ski Resort ("Heavenly") in the Lake Tahoe area of California and Nevada. These resorts use Federal land under the terms of Special Use Permits granted by the USDA Forest Service (the "Forest Service"). The Company also holds a 69.3% interest in SSI Venture, LLC ("SSV"), a retail/rental company. In the Lodging segment, the Company owns and/or manages a collection of luxury hotels under its RockResorts International, LLC ("RockResorts") brand, strategic lodging properties and a large number of condominiums located in proximity to the Company's ski resorts, the Grand Teton Lodge Company ("GTLC"), which operates three destination resorts at Grand Teton National Park (under a National Park Service concessionaire contract), and golf courses. Vail Resorts Development Company ("VRDC"), a wholly-owned subsidiary, conducts the operations of the Company's Real Estate segment. The Company's Real Estate segment holds and develops real estate in and around the Company's resort communities. The Company's Mountain business and its Lodging properties at or around the Company's ski resorts are seasonal in nature with peak operating seasons from mid-November through mid-April. The Company's operations at GTLC and its golf courses generally operate from mid-May through mid-October. The Company also has non-majority owned investments in various other entities, some of which are consolidated (see Note 6, Investments in Affiliates, and Note 7, Variable Interest Entities).

2. Summary of Significant Accounting Policies

Principles of Consolidation—The accompanying Consolidated Financial Statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities for which the Company is the primary beneficiary. Investments in which the Company does not have a controlling interest or is not the primary beneficiary are accounted for under the equity method. All significant intercompany transactions have been eliminated in consolidation.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash—Restricted cash represents certain deposits received from real estate transactions, amounts held as state-regulated reserves for self-insured workers' compensation claims and owner and guest advance deposits held in escrow for lodging reservations.

Trade Receivables—The Company records trade accounts receivable in the normal course of business related to the sale of products or services. The Company charges interest on past due accounts at a rate of 18% per annum. The allowance for doubtful accounts is based on a specific reserve analysis and on a percentage of accounts receivable, and takes into consideration such factors as historical write-offs, the economic climate and other factors that could affect collectibility. Write-offs are evaluated on a case by case basis.

Inventories—The Company's inventories consist primarily of purchased retail goods, food and beverage items and spare parts. Inventories are stated at the lower of cost or fair value, determined using primarily an average weighted cost method. The Company records a reserve for estimated shrinkage and obsolete or unusable inventory.

Property, Plant and Equipment—Property, plant and equipment is carried at cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred. Expenditures that improve the functionality of the related asset or extend the useful life are capitalized. When property, plant and equipment is retired or otherwise disposed of, the related gain or loss is included in operating income. Depreciation is calculated on the straight-line method generally based on the following useful lives:

	Estimated Life in Years
Land improvements	20-35
Buildings and building improvements	7-30
Machinery and equipment	2-30
Furniture and fixtures	3-10
Software	3
Vehicles	3

The Company capitalizes interest on non-real estate construction projects expected to take longer than one year to complete and cost more than $1.0 million. The Company records capitalized interest once construction activities commence and capitalized $1.1 million, $63,000 and zero of interest on non-real estate projects during the years ended July 31, 2007, 2006 and 2005, respectively.

The Company has certain assets being used in resort operations that were constructed as amenities in conjunction with real estate development and included in project costs and expensed as the real estate was sold. Accordingly, there is no carrying value and no depreciation expense related to these assets in the Company's Consolidated Financial Statements. These assets were primarily placed in service from 1995 to 1997 with an original cost of approximately $33.0 million and an average estimated useful life of 15 years.

Real Estate Held for Sale and Investment—The Company capitalizes as land held for sale and investment the original acquisition cost, direct construction and development costs, property taxes, interest incurred on costs related to land under development and other related costs, including costs that will be capitalized as resort depreciable assets associated with mixed-use real estate development projects for which the Company cannot specifically identify the components at the time of incurring such cash outflows until the property reaches its intended use. The cost of sales for individual parcels of real estate within a project is determined using either specific identification or the relative sales value method, as applicable. Sales and marketing expenses are charged against income in the period incurred. Sales commission expenses are charged against income in the period that the related revenue is recorded. The Company records capitalized interest once construction activities commence and real estate deposits have been utilized in construction. Interest capitalized on real estate development projects during the years ended July 31, 2007, 2006 and 2005 was $8.2 million, $2.2 million and $14,000, respectively.

The Company is a member in Keystone/Intrawest, LLC ("KRED"), which is a joint venture with Intrawest Resorts, Inc. formed to develop land at the base of Keystone Mountain. The Company's investment in KRED, including the Company's equity earnings from the inception of KRED, is reported as "real estate held for sale and investment" in the accompanying Consolidated Balance Sheets. The Company recorded equity investment income (loss) of zero, $791,000 and $(102,000) for the years ended July 31, 2007, 2006 and 2005, respectively, related to KRED. During the year ended July 31, 2006, KRED made distributions of $2.2 million related to the sale of final inventory of developed real estate. It is the intent of the members to dissolve KRED.

Deferred Financing Costs—Costs incurred with the issuance of debt securities are included in deferred charges and other assets, net of accumulated amortization. Amortization is charged to interest expense over the respective term of the applicable debt issues.

Goodwill and Intangible Assets—The Company has classified as goodwill the cost in excess of fair value of the net assets of companies acquired in purchase transactions. The Company's major intangible asset classes are trademarks, water rights, customer lists, property management contracts, Forest Service permits and excess reorganization value. As prescribed in Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Intangible Assets" ("SFAS 142"), goodwill and certain indefinite lived intangible assets, including excess reorganization value, water rights and certain trademarks, are no longer amortized, but are subject to at least annual impairment testing. The Company tests annually (or more often, if necessary) for impairment under SFAS 142 as of May 1. The Company determined that there was no impairment to goodwill or intangible assets during the years ended July 31, 2007, 2006 and 2005.

Long-lived Assets—The Company evaluates potential impairment of long-lived assets and long-lived assets to be disposed of in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 establishes procedures for the review of recoverability and measurement of impairment, if necessary, of long-lived assets held and used by an entity. SFAS 144 requires that those assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. SFAS 144 requires that long-lived assets to be disposed of be reported at the lower of carrying amount or fair value less estimated selling costs (see Note 11, Asset Impairment Charges, for more information related to impaired long-lived assets).

Revenue Recognition—Mountain and Lodging revenue is derived from a wide variety of sources, including, among other things, sales of lift tickets (including season passes), ski school operations, dining operations, retail sales, equipment rentals, hotel operations, property management services, private club dues, technology services and golf course greens fees, and are recognized as products are delivered or services are performed. Revenue from private club initiation fees is recognized over the estimated life of the club facilities. Revenue from arrangements with multiple deliverables is bifurcated into units of accounting based on relative fair values and revenue is separately recognized for each unit of accounting. If fair market value cannot be established for an arrangement, revenue is deferred until all deliverables have been performed.

Revenue from real estate primarily involves the sale of condominiums/townhomes and land parcels (including related improvements). Revenue is not recognized until a sale is fully consummated as evidenced by (i) a binding contract, (ii) receipt of adequate consideration and (iii) transfer to the buyer the usual risks and rewards of ownership. Contingent future profits, if any, are recognized only when received. The Company generally applies the "full accrual" method of revenue recognition thereby recognizing revenue and the related profit upon transfer of title to the buyer. However, if the Company has an obligation to complete improvements to parcels or to construct amenities or other facilities as contractually required by sales that have been consummated, the Company utilizes the "percentage-of-completion" method of revenue recognition. The Company recorded revenue under the percentage-of-completion method of approximately $7.1 million, $6.4 million and $11.2 million for the years ended July 31, 2007, 2006 and 2005, respectively. Additionally, the Company uses the "deposit" method for sales that have not been completed for which payments have been received from buyers (reflected as deferred credits in the Company's Consolidated Balance Sheets), and as such no profit is recognized until the sale is consummated.

Real Estate Cost of Sales—Costs of real estate transactions include direct project costs, common cost allocations (primarily determined on relative sales value) and may include accrued commitment liabilities for costs to be incurred subsequent to the sales transaction. Estimates of project costs and cost allocations are reviewed at the end of each financial reporting period until a project is substantially completed and available for sale. Costs are revised and reallocated as necessary for material changes on the basis of current estimates and are reported as a change in estimate in the current period. The Company recorded changes in estimates that (decreased) increased real estate cost of sales by approximately $(636,000), $(214,000) and $435,000 for the years ended July 31, 2007, 2006 and 2005, respectively. Additionally, for the years ended July 31, 2007 and 2006, the Company recorded $7.6 million and $1.8 million, respectively, of incremental estimated costs to complete the construction of the Jackson Hole Golf & Tennis Club ("JHG&TC") cabins that have design and construction issues.

Deferred Revenue—In addition to deferring certain revenue related to private club initiation fees and the real estate sales as noted above, the Company records deferred revenue related to the sale of season ski passes and certain daily lift ticket products. The number of season pass holder visits is estimated based on historical data, and the deferred revenue is recognized throughout the season based on this estimate.

Reserve Estimates—The Company uses estimates to record reserves for certain liabilities, including medical claims, workers' compensation, third-party loss contingencies, liabilities for the completion of real estate sold by the Company, allowance for doubtful accounts and property taxes among other items. The Company estimates the potential costs related to these liabilities that will be incurred and records that amount as a liability in its financial statements. These estimates are reviewed and appropriately adjusted as the facts and circumstances related to the liabilities change. The Company records legal costs related to defending its claims as incurred.

Advertising Costs—Advertising costs are expensed at the time such advertising commences. Advertising expense for the years ended July 31, 2007, 2006 and 2005 was $17.5 million, $17.2 million and $15.1 million, respectively. At July 31, 2007 and 2006, prepaid advertising costs of $337,000 and $642,000, respectively, are reported as "other current assets" in the Company's Consolidated Balance Sheets.

Income Taxes—The Company uses the liability method of accounting for income taxes as prescribed by SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying Consolidated Balance Sheets and for operating loss and tax credit carryforwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment. The Company's deferred tax assets have been reduced by a valuation allowance to the extent it is deemed to be more likely than not that some or all of the deferred tax assets will not be realized (see Note 12, Income Taxes, for more information related to deferred tax assets and liabilities).

Net Income Per Share—In accordance with SFAS No. 128, "Earnings Per Share" ("EPS") ("SFAS 128"), the Company computes net income per share on both the basic and diluted basis (see Note 3, Net Income Per Common Share).

Fair Value of Financial Instruments—The recorded amounts for cash and cash equivalents, receivables, other current assets, and accounts payable and accrued expenses approximate fair value due to the short-term nature of these financial instruments. The fair value of amounts outstanding under the Company's credit facilities, Employee Housing Bonds and Non-Recourse Real Estate Financings (as defined in Note 4, Long-Term Debt) approximate book value due to the variable nature of the interest rate associated with that debt. The fair value of the 6.75% Notes (as defined in Note 4, Long-Term Debt) is based on quoted market price. The fair value of the Company's Industrial Development Bonds (as defined in Note 4, Long-Term Debt) and other long-term debt have been estimated using discounted cash flow analyses based on current borrowing rates for debt with similar remaining maturities and ratings. The estimated fair value of the 6.75% Notes, Industrial Development Bonds and other long-term debt as of July 31, 2007 and 2006 is presented below (in thousands):

	July 31, 2007		July 31, 2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
6.75% Notes	$390,000	$377,325	$390,000	$372,450
Industrial Development Bonds	57,700	59,206	61,700	63,423
Other long-term debt	6,953	6,863	7,335	7,211

Stock Compensation—At July 31, 2007, the Company had four stock-based compensation plans, which are described more fully in Note 18, Stock Compensation Plans. Prior to August 1, 2005, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, as permitted by SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS 123").

Effective August 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"), using the modified prospective method. Under that transition method, compensation cost recognized in the years ended July 31, 2007 and 2006 includes: (i) compensation cost for all share-based payments granted prior to, but not yet vested as of August 1, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and (ii) compensation cost for all share-based payments granted subsequent to August 1, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. The grant-date fair value of share-based payments is amortized to expense ratably over the awards' vesting periods. Results for prior periods have not been restated. The following table shows total stock-based compensation expense for the years ended July 31, 2007, 2006 and 2005 included in the Consolidated Statements of Operations (in thousands):

	Year Ended July 31,		
	2007	2006	2005
Mountain operating expense	$3,824	$3,685	$254
Lodging operating expense	1,091	1,334	88
Real estate operating expense	2,083	1,504	95
Pre-tax stock-based compensation expense	6,998	6,523	437
Less: benefit for income taxes	2,628	2,450	164
Net stock-based compensation expense	$4,370	$4,073	$273

As a result of adopting SFAS 123R on August 1, 2005, the Company's income before income taxes and net income for the year ended July 31, 2007 decreased $6.6 million and $4.1 million, respectively, and for the year ended July 31, 2006 decreased $6.1 million and $3.8 million, respectively as compared to accounting for share-based compensation under APB 25, after considering the change in the Company's compensation strategy to issue a portion of its stock-based compensation as restricted stock to certain levels of employees. The after-tax impact of stock-based compensation expense recorded pursuant to SFAS 123R resulted in a reduction in basic and diluted net income per share of $0.11 for each of the years ended July 31, 2007 and 2006.

Prior to the adoption of SFAS 123R, the Company reported all tax benefits for deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS 123R requires that cash flows resulting from the tax benefits to be realized in excess of the compensation expense recognized in the Consolidated Statements of Operations before considering the impact of stock options that expire unexercised or forfeited (the "excess tax benefit") be classified as financing cash flows. The excess tax benefit of $6.9 million and $14.3 million classified as financing cash inflows for the years ended July 31, 2007 and 2006, respectively, would have been classified as operating cash inflows if the Company had not adopted SFAS 123R. The Company has elected to establish its pool of windfall tax benefits under the "long-form" method, and therefore, has calculated such excess amounts as if stock-based compensation expense on an individual grant basis had been recognized under the pro forma method of SFAS 123 and SFAS 123R.

The following table illustrates the effect on net income and net income per share if the Company had recorded in its Consolidated Statement of Operations the fair value recognition provisions of SFAS 123 to stock options granted under the Company's share award plans for the year ended July 31, 2005. For purposes of this pro forma disclosure, stock options granted subsequent to July 31, 2005 are not considered, the value of the stock options is estimated using a Black-Scholes option-pricing formula and the expense is amortized ratably over the options' vesting periods (in thousands, except per share amounts).

	Year Ended July 31, 2005
Net income	
As reported	$23,138
Add: stock-based employee compensation expense included in reported net income, net of related tax effects	273
Deduct: total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(2,987)
Pro forma	$20,424
Basic net income per share	
As reported	$ 0.65
Pro forma	$ 0.57
Diluted net income per share	
As reported	$ 0.64
Pro forma	$ 0.56

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for stock option grants in 2005: dividend yield of 0%; expected volatility of 35.3%; risk-free interest rate of 3.28%; and an expected life of five years. The weighted-average grant-date fair value per share of stock options granted in the year ended July 31, 2005 was $6.83.

Concentration of Credit Risk—The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and restricted cash. The Company places its cash and temporary cash investments in high quality credit institutions. At times, such investments may be in excess of FDIC insurance limits. Concentration of credit risk with respect to trade and notes receivables is limited due to the wide variety of customers and markets in which the Company transacts business, as well as their dispersion across many geographical areas. As a result, as of July 31, 2007, the Company did not consider itself to have any significant concentrations of credit risk. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains allowances for potential losses, but does require advance deposits on certain transactions, and historical losses have been within management's expectations. The Company does not enter into financial instruments for trading or speculative purposes.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements—In June 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The requirements of FIN 48 are effective for the Company beginning August 1, 2007 (its fiscal year ending July 31, 2008). Although the Company has not completed its analysis, the Company does not expect the implementation of FIN 48 to have a significant impact on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The requirements of SFAS 157 are effective for the Company beginning August 1, 2008 (its fiscal year ending July 31, 2009). The Company is in the process of evaluating this guidance and therefore has not yet determined the impact that SFAS 157 will have on the Company's financial position or results of operations upon adoption.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 gives the Company the irrevocable option to carry many financial assets and liabilities at fair values, with changes in fair value recognized in earnings. The requirements of SFAS 159 are effective for the Company beginning August 1, 2008 (its fiscal year ending July 31, 2009), although early adoption is permitted. The Company is in the process of evaluating this guidance and therefore has not yet determined the impact that SFAS 159 will have on the Company's financial position or results of operations upon adoption.

3. Net Income Per Common Share

SFAS 128 establishes standards for computing and presenting EPS. SFAS 128 requires the dual presentation of basic and diluted EPS on the face of the income statement and requires a reconciliation of numerators (net income) and denominators (weighted-average shares outstanding) for both basic and diluted EPS in the footnotes. Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted-average shares outstanding. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised, resulting in the issuance of shares of common stock that would then share in the earnings of the Company. Presented below is basic and diluted EPS for the years ended July 31, 2007, 2006 and 2005 (in thousands, except per share amounts):

	Year Ended July 31,					
	2007		2006		2005	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income per share:						
Net income	$61,397	$61,397	$45,756	$45,756	$23,138	$23,138
Weighted-average shares outstanding	38,849	38,849	37,866	37,866	35,712	35,712
Effect of dilutive securities	—	525	—	701	—	648
Total shares	38,849	39,374	37,866	38,567	35,712	36,360
Net income per share	$ 1.58	$ 1.56	$ 1.21	$ 1.19	$ 0.65	$ 0.64

The number of shares issuable on the exercise of share based awards that were excluded from the calculation of diluted net income per share because the effect of their inclusion would have been anti-dilutive totaled 18,000, 334,000 and 631,000 for the years ended July 31, 2007, 2006 and 2005, respectively.

4. Long-Term Debt

Long-term debt as of July 31, 2007 and 2006 is summarized as follows (in thousands):

	Fiscal Year Maturity[i]	July 31, 2007	July 31, 2006
Credit Facility Revolver[a]	2012	$ —	$ —
SSV Facility[b]	2011	—	6,261
Industrial Development Bonds[c]	2009-2020	57,700	61,700
Employee Housing Bonds[d]	2027-2039	52,575	52,575
Non-Recourse Real Estate Financings[e]	2009-2010	86,882	13,357
6.75% Senior Subordinated Notes[f]	2014	390,000	390,000
Other[g]	2008-2029	6,953	7,335
Total debt		594,110	531,228
Less: Current maturities[h]		377	5,915
Long-term debt		$593,733	$525,313

(a) On March 13, 2007, The Vail Corporation ("Vail Corp."), a wholly-owned subsidiary of the Company, entered into an amendment (the "Third Amendment") of its existing senior credit facility (the "Credit Facility"), the Fourth Amended and Restated Credit Agreement (the "Credit Agreement"), among Vail Corp., Bank of America, N.A. as administrative agent, U.S. Bank National Association ("U.S. Bank") and Wells Fargo Bank, National Association ("Wells Fargo") as co-syndication agents, Deutsche Bank Trust Company Americas and LaSalle Bank National Association as co-documentation agents, and the lenders party thereto. The Third Amendment amended the Credit Agreement to, among other things, (i) decrease the total loan commitment with respect to borrowings under the revolving facility (the "Credit Facility Revolver") and letters of credit from $400 million to $300 million, (ii) improve pricing, including unused commitment fees and letter of credit fees and improve flexibility in the Company's ability to make investments, (iii) extend the maturity date from January 28, 2010 to February 1, 2012 and (iv) eliminate certain covenant ratios and change, for pricing and covenant purposes, the gross debt leverage ratio to a net debt ratio.

Vail Corp. obligations under the Credit Agreement are guaranteed by the Company and certain of its subsidiaries and are collateralized by a pledge of all of the capital stock of Vail Corp., substantially all of its subsidiaries and the Company's interest in SSV. The proceeds of loans made under the Credit Agreement may be used to fund the Company's working capital needs, capital expenditures, acquisitions and other general corporate purposes, including the issuance of letters of credit. Borrowings under the Credit Agreement bear interest annually at the Company's option currently at the rate of (i) LIBOR plus 0.5% (5.82% at July 31, 2007) or (ii) the Agent's prime lending rate plus, in certain circumstances, a margin (8.25% at July 31, 2007). Interest rate margins fluctuate based upon the ratio of the Company's Net Funded Debt to Adjusted EBITDA (as defined in the Credit Agreement) on a trailing twelve-month basis. The Credit Agreement also includes a quarterly unused commitment fee, which is equal to a percentage determined by the Net Funded Debt to EBITDA ratio, as defined in the Credit Agreement, times the daily amount by which the Credit Agreement commitment exceeds the total of outstanding loans and outstanding letters of credit. The unused amounts are accessible to the extent that the Net Funded Debt to Adjusted EBITDA ratio does not exceed the maximum ratio allowed at quarter-ends. The unused amount available for borrowing under the Credit Agreement was $226.0 million as of July 31, 2007, net of letters of credit of $74.0 million outstanding under the Credit Agreement. The Credit Agreement provides for affirmative and negative covenants that restrict, among other things, the Company's ability to incur indebtedness, dispose of assets, make capital expenditures, make distributions and make investments. In addition, the Credit Agreement includes the following restrictive financial covenants: Net Funded Debt to Adjusted EBITDA ratio, Minimum Net Worth and the Minimum Interest Coverage ratio (each as defined in the Credit Agreement).

Additionally, the Company amended and restated its then existing senior credit facility in January 2005 to, among other things, (i) expand the total loan commitment and (ii) improve pricing, including unused commitment fees and letter of credit fees and improve flexibility in the Company's ability to make investments. The Company recorded a $612,000 loss on extinguishment of debt in the year ended July 31, 2005 for the remaining unamortized deferred financing costs associated with the pay off of the term loan under such credit facility.

(b) In September 2005, SSV entered into a new credit facility ("SSV Facility") with U.S. Bank as lender to refinance its existing credit facility and to provide additional financing for future acquisitions. The new facility provides for financing up to an aggregate $33 million consisting of (i) an $18 million working capital revolver, (ii) a $10 million reducing revolver and (iii) a $5 million acquisition revolver. Obligations under the SSV Facility are collateralized by a first priority security interest in all the assets of SSV ($90.2 million at July 31, 2007). Availability under the SSV Facility is based on the book values of accounts receivable, inventories and rental equipment of SSV. The SSV Facility matures September 2010. Borrowings bear interest annually at SSV's option of (i) LIBOR plus 0.875% (6.20% at July 31, 2007) or (ii) U.S. Bank's prime rate minus 1.75% (6.50% at July 31, 2007). Proceeds under the working capital revolver are for SSV's seasonal working capital needs. No principal payments are due until maturity, and principal may be drawn and repaid at any time. Proceeds under the reducing revolver were used to pay off SSV's existing credit facility. Principal under the reducing revolver may be drawn and repaid at any time. The reducing revolver commitments decrease by $312,500 on January 31, April 30, July 31 and October 31 of each year beginning January 31, 2006 ($7.8 million available at July 31, 2007). Any outstanding balance in excess of the reduced commitment amount is due on the day of each commitment reduction. The acquisition revolver is to be utilized to make acquisitions subject to U.S. Bank's approval. Principal under the acquisition revolver may be drawn and repaid at any time. The acquisition revolver commitments decrease by $156,250 on January 31, April 30, July 31 and October 31 of each year beginning January 31, 2007 ($4.5 million available at July 31, 2007). Any outstanding balance in excess of the reduced commitment amount is due on the day of each commitment reduction. The SSV Facility contains certain restrictive financial covenants, including the Consolidated Leverage Ratio and Minimum Fixed Charge Coverage Ratio (each as defined in the underlying credit agreement).

(c) The Company has outstanding $57.7 million of industrial development bonds (collectively, the "Industrial Development Bonds"), of which $41.2 million were issued by Eagle County, Colorado (the "Eagle County Bonds") and mature, subject to prior redemption, on August 1, 2019. These bonds accrue interest at 6.95% per annum, with interest being payable semi-annually on February 1 and August 1. The promissory note with respect to the Eagle County Bonds between Eagle County and the Company is collateralized by the Forest Service permits for Vail and Beaver Creek. In addition, the Company has outstanding two series of refunding bonds (collectively, the "Summit County Bonds"). The Series 1990 Sports Facilities Refunding Revenue Bonds, issued by Summit County, Colorado, have an aggregate outstanding principal amount of $15.0 million, maturing in the year ending July 31, 2009 and bear interest at 7.875%. The Series 1991 Sports Facilities Refunding Revenue Bonds, issued by Summit County, Colorado, have an aggregate outstanding principal amount of $1.5 million maturing in the year ending July 31, 2011 and bear interest at 7.375%. The promissory note with respect to the Summit County Bonds between Summit County and the Company is pledged and endorsed to the Bank of New York as Trustee under the Indenture of Trust underlying the Summit County Bonds. The promissory note is also collateralized in accordance with a guaranty from Ralston Purina Company (subsequently assumed by Vail Corp. to the Trustee for the benefit of the registered owners of the bonds).

(d) As of November 1, 2003, the Company began consolidating for financial reporting purposes four employee housing entities (each an "Employee Housing Entity" and collectively, the "Employee Housing Entities"): Breckenridge Terrace, Tarnes, BC Housing and Tenderfoot. The Employee Housing Entities had previously been accounted for under the equity method (see Note 7, Variable Interest Entities). Accordingly, the outstanding indebtedness of the entities (collectively, the "Employee Housing Bonds") is included in the Company's Consolidated Balance Sheets as of July 31, 2007 and 2006. The proceeds of the Employee Housing Bonds were used to develop apartment complexes designated primarily for use by the Company's seasonal employees at its mountain resorts. The Employee Housing Bonds are variable rate, interest-only instruments with interest rates tied to LIBOR plus 0% to 0.05% (5.32% to 5.37% at July 31, 2007). Interest on the Employee Housing Bonds is paid monthly in arrears, and the interest rate is adjusted weekly. No principal payments are due on the Employee Housing Bonds until maturity. Each Employee Housing Entity's bonds were issued in two series. The Series A bonds for each Employee Housing Entity and the Series B bonds for Breckenridge Terrace, BC Housing and Tenderfoot are backed by letters of credit issued under the Credit Facility. The Series B bonds for Tarnes are backed by a letter of credit issued by a bank, for which the assets of Tarnes serve as collateral ($8.2 million at July 31, 2007). The table below presents the principal amounts outstanding for the Employee Housing Bonds as of July 31, 2007 and 2006 (in thousands):

	Maturity	Tranche A	Tranche B	Total
Breckenridge Terrace	2039	$14,980	$ 5,000	$19,980
Tarnes	2039	8,000	2,410	10,410
BC Housing	2027	9,100	1,500	10,600
Tenderfoot	2035	5,700	5,885	11,585
Total		$37,780	$14,795	$52,575

(e) In January 2006, Arrabelle at Vail Square, LLC ("Arrabelle"), a wholly-owned subsidiary of the Company, entered into a construction loan agreement (the "Arrabelle Facility") in the amount of up to $175 million with U.S. Bank, as administrative agent, and U.S. Bank and Wells Fargo, as joint lead arrangers. Borrowings under the Arrabelle Facility are non-revolving and must be used for the payment of certain costs associated with the construction and development of Arrabelle at Vail Square, a mixed-use development consisting of 67 luxury residential condominium units, a 36-room RockResorts hotel, approximately 33,000 square feet of retail and restaurant space, a spa, private mountain club, skating rink and skier services facilities. The Arrabelle Facility matures on August 1, 2008, and principal payments are due at maturity, with certain pre-payment requirements, including upon the closing of the condominium units. Borrowings under the Arrabelle Facility are required to be paid in full by Arrabelle prior to any distribution of funds from the closing of condominium units to the Company. Arrabelle has the option to extend the term of the Arrabelle Facility for nine months, subject to certain requirements. Borrowings under the Arrabelle Facility bear interest annually at Arrabelle's option at the rate of (i) LIBOR plus 1.45% (6.77% at July 31, 2007) or (ii) the administrative agent's prime commercial lending rate (8.25% at July 31, 2007). Interest is payable monthly in arrears. The Arrabelle Facility provides for affirmative and negative covenants that restrict, among other things, Arrabelle's ability to dispose of assets, transfer or pledge its equity interest, incur indebtedness and make investments or distributions. The Arrabelle Facility contains non-recourse provisions to the Company with respect to repayment, whereby under event of default, the lenders have recourse only against Arrabelle's assets ($197.4 million at July 31, 2007) and as provided for below the lenders do not have recourse against assets held by the Company or Vail Corp. All assets of Arrabelle are provided as collateral under the Arrabelle Facility. At July 31, 2007, borrowings under the Arrabelle Facility were $60.5 million.

In March 2007, The Chalets at The Lodge at Vail, LLC ("Chalets"), a wholly-owned subsidiary of the Company, entered into a construction loan agreement (the "Chalets Facility") in the amount of up to $123 million with Wells Fargo, as administrative agent, book manager, and joint lead arranger, U.S. Bank as joint lead arranger and syndication agent, and the lenders party thereto. Borrowings under the Chalets Facility are non-revolving and must be used for the payment of certain costs associated with the construction and development of The Lodge at Vail Chalets, a residential development consisting of

13 luxury condominium units, as well as a private mountain club, a spa, skier services building and parking structure. The Chalets Facility matures on September 1, 2009, and principal payments are due at maturity, with certain pre-payment requirements, including upon the closing of the condominium units. Borrowings under the Chalets Facility are required to be paid in full by Chalets prior to any distribution of funds from the closings of the luxury condominium units to the Company. Chalets has the option to extend the term of the Chalets Facility for six months, subject to certain requirements. Borrowings under the Chalets Facility bear interest annually at the rate, at the Chalets' option, of (i) LIBOR plus a margin of 1.35% (6.67% at July 31, 2007) or (ii) the greater of (x) the administrative agent's prime commercial lending rate (8.25% at July 31, 2007) or (y) the Federal Funds Rate in effect on that day as announced by the Federal Reserve Bank of New York, plus 0.5% (5.78% at July 31, 2007). Interest is payable monthly in arrears. The Chalets Facility provides for affirmative and negative covenants that restrict, among other things, Chalets' ability to dispose of assets, transfer or pledge its equity interest, incur indebtedness and make investments or distributions. The Chalets Facility contains non-recourse provisions to the Company with respect to repayment, whereby under event of default, the lenders have recourse only against Chalets' assets ($100.7 million at July 31, 2007) and as provided for below the lenders do not have recourse against assets held by the Company or Vail Corp. All assets of Chalets are provided as collateral under the Chalets Facility. At July 31, 2007, borrowings under the Chalets Facility were $26.4 million.

On July 19, 2005, Gore Creek Place, LLC ("Gore Creek"), a wholly-owned subsidiary of the Company, entered into a construction loan agreement (the "Gore Creek Facility") in the amount of up to $30 million with U.S. Bank, as administrative agent and lender. Borrowings under the Gore Creek Facility were non-revolving and were used for the payment of certain costs associated with the construction and development of Gore Creek Place, a residential development consisting of 16 luxury duplex residences. The Gore Creek Facility had a scheduled maturity of July 19, 2007, and principal payments were due at the earlier of closing of sales for the Gore Creek residences or maturity. At July 31, 2006, borrowings under the Gore Creek Facility were $1.5 million. On August 3, 2006 the borrowings under the Gore Creek Facility were paid in full and the project was completed during the year ended July 31, 2007.

In connection with the Arrabelle Facility, Chalets Facility and Gore Creek Facility (collectively, "Non-Recourse Real Estate Financings"), the Company and/or certain subsidiaries guarantees the completion of the construction of the projects (but not the repayment of any amounts drawn under the facilities). However, Vail Corp. could be responsible to pay damages to the lenders under very limited circumstances. If either the Company or Vail Corp. is required to perform Arrabelle's or Chalets' obligation to complete the projects, the lenders will make available to the Company or Vail Corp. any undisbursed commitments under the facilities for the completion of construction and development of the projects.

(f) The Company has outstanding $390 million of Senior Subordinated Notes due 2014 (the "6.75% Notes") issued in January 2004, the proceeds of which were used to purchase the previously outstanding $360 million principal amount of Senior Subordinated Notes due 2009 (the "8.75% Notes") and pay related premiums, fees and expenses. The 6.75% Notes have a fixed annual interest rate of 6.75% with interest due semi-annually on February 15 and August 15. The 6.75% Notes will mature February 2014 and no principal payments are due to be paid until maturity. The Company has certain early redemption options under the terms of the 6.75% Notes. The premium for early redemption of the 6.75% Notes ranges from 0% to 3.375%, depending on the date of redemption beginning in February 2009. The 6.75% Notes are subordinated to certain of the Company's debts, including the Credit Facility. The Company's payment obligations under the 6.75% Notes are jointly and severally guaranteed by substantially all of the Company's current and future domestic subsidiaries (see Note 20, Guarantor Subsidiaries and Non-Guarantor Subsidiaries). The indenture governing the 6.75% Notes contains restrictive covenants which, among other things, limit the ability of the Company and its Restricted Subsidiaries (as defined in the Indenture) to (i) borrow money or sell preferred stock, (ii) create liens, (iii) pay dividends on or redeem or repurchase stock, (iv) make certain types of investments, (v) sell stock in the Restricted Subsidiaries, (vi) create restrictions on the ability of the Restricted Subsidiaries to pay dividends or make other payments to the Company, (vii) enter into transactions with affiliates, (viii) issue guarantees of debt and (ix) sell assets or merge with other companies.

(g) Other obligations primarily consist of a $6.5 million note outstanding to the Colorado Water Conservation Board, which matures in the year ending July 31, 2029, and capital leases totaling $473,000. Other obligations, including the Colorado Water Conservation Board note and the capital leases, bear interest at rates ranging from 3.5% to 6.0% and have maturities ranging from the year ending July 31, 2008 to the year ending July 31, 2029.

(h) Current maturities represent principal payments due in the next 12 months.

(i) Maturities are based on the Company's July 31 fiscal year end.

Aggregate maturities for debt outstanding as of July 31, 2007 are as follows (in thousands):

	Non-Recourse Real Estate Financings	All Other	Total
2008	$ —	$ 377	$ 377
2009	60,530	15,279	75,809
2010	26,352	264	26,616
2011	—	1,738	1,738
2012	—	205	205
Thereafter	—	489,365	489,365
Total debt	$86,882	$507,228	$594,110

The Company recorded gross interest expense of $41.9 million, $38.7 million and $40.3 million for the years ended July 31, 2007, 2006 and 2005, respectively, of which $1.9 million, $1.8 million and $2.1 million was amortization of deferred financing costs. The Company capitalized $9.3 million, $2.2 million and $14,000 of interest during the years ended July 31, 2007, 2006 and 2005, respectively. The Company was in compliance with all of its financial and operating covenants required to be maintained under its debt instruments for all periods presented.

5. Supplementary Balance Sheet Information (in thousands)

The composition of property, plant and equipment follows:

	July 31,	
	2007	2006
Land and land improvements	$ 249,291	$ 248,941
Buildings and building improvements	553,958	529,316
Machinery and equipment	420,514	393,949
Furniture and fixtures	114,615	113,696
Software	27,756	32,508
Vehicles	27,179	25,671
Construction in progress	71,666	39,149
Gross property, plant and equipment	1,464,979	1,383,230
Accumulated depreciation	(579,053)	(532,118)
Property, plant and equipment, net	$ 885,926	$ 851,112

Depreciation expense for the years ended July 31, 2007, 2006 and 2005 totaled $84.0 million, $81.7 million and $87.6 million, respectively.

The composition of intangible assets follows:

	July 31, 2007	July 31, 2006
Indefinite lived intangible assets		
Trademarks	$ 61,714	$ 59,379
Water rights	11,180	11,180
Excess reorganization value	14,145	14,145
Other intangible assets	6,175	6,577
Gross indefinite lived intangible assets	93,214	91,281
Accumulated amortization	(24,713)	(24,752)
Indefinite lived intangible assets, net	68,501	66,529
Goodwill		
Goodwill	159,053	153,165
Accumulated amortization	(17,354)	(17,354)
Goodwill, net	141,699	135,811
Amortizable intangible assets		
Customer lists	17,814	18,087
Property management contracts	4,412	10,869
Intellectual property	—	4,348
Forest Service permits	5,905	5,905
Other intangible assets	15,308	15,320
Gross amortizable intangible assets	43,439	54,529
Accumulated amortization		
Customer lists	(17,814)	(17,851)
Property management contracts	(3,643)	(8,345)
Intellectual property	—	(3,968)
Forest Service permits	(2,000)	(1,826)
Other intangible assets	(14,976)	(13,959)
Accumulated amortization	(38,433)	(45,949)
Amortizable intangible assets, net	5,006	8,580
Total gross intangible assets	295,706	298,975
Total accumulated amortization	(80,500)	(88,055)
Total intangible assets, net	$215,206	$210,920

Amortization expense for intangible assets subject to amortization for the years ended July 31, 2007, 2006 and 2005 totaled $3.7 million, $4.3 million and $2.3 million, respectively, and is estimated to be approximately $336,000 annually, on average, for the next five fiscal years.

The weighted-average amortization period (in years) for intangible assets subject to amortization is as follows:

	July 31, 2007	July 31, 2006
Customer lists	8	8
Property management contracts	8	10
Intellectual property	—	6
Forest Service permits	35	35
Other intangible assets	8	8

The changes in the net carrying amount of goodwill for the years ended July 31, 2007, 2006 and 2005 are as follows (in thousands):

Balance at July 31, 2004	$145,090
Sale of Rancho Mirage	(6,396)
Assets held for sale adjustment	(185)
Purchase of minority interest	(1,775)
Put exercise adjustment	(1,227)
Balance at July 31, 2005	$135,507
Acquisition	304
Balance at July 31, 2006	$135,811
Purchase of minority interest	2,955
Sale of RTP	(3,049)
Acquisitions	5,982
Balance at July 31, 2007	$141,699

In March 2007, the Company acquired 20% of the minority interest in SSV, resulting in $3.0 million of goodwill. In April 2007, the Company sold its interest in RTP, LLC ("RTP"), resulting in a $3.0 million decrease of associated goodwill. In June 2007, the Company acquired retail/rental and dining businesses, resulting in $6.0 million of goodwill. In the year ended July 31, 2006, the Company acquired a retail/rental business, resulting in $304,000 of goodwill. In July 2005, the Company sold the assets constituting The Lodge at Rancho Mirage ("Rancho Mirage"), resulting in a $6.4 million decrease of associated goodwill. The assets held for sale adjustment in the year ended July 31, 2005 relates to the goodwill associated with Snake River Lodge & Spa ("SRL&S") which had been classified as held for sale. The purchase of minority interest in the year ended July 31, 2005 consists of an adjustment to reduce goodwill for the purchase of the remaining SRL&S minority interest at less than carrying value. The put exercise adjustment in the year ended July 31, 2005 consists of an adjustment to reduce goodwill for the purchase of the remaining RockResorts minority interest.

The composition of accounts payable and accrued expenses follows:

	July 31,	
	2007	2006
Trade payables	$ 58,292	$ 58,959
Real estate development payables	39,807	23,640
Deferred revenue	36,179	30,785
Deferred credits and deposits	51,351	24,026
Accrued salaries, wages and deferred compensation	30,721	31,954
Accrued benefits	23,810	24,538
Accrued interest	14,710	14,969
Liability to complete real estate projects, short term	8,500	5,951
Other accruals	18,409	15,940
Total accounts payable and accrued expenses	$281,779	$230,762

The composition of other long-term liabilities follows:

	July 31,	
	2007	2006
Private club deferred initiation fee revenue	$ 94,205	$ 91,438
Deferred real estate credits	54,363	54,578
Private club initiation deposits	17,767	1,308
Liabilities to complete real estate projects	6,301	550
Other long-term liabilities	9,194	10,616
Total other long-term liabilities	$181,830	$158,490

6. Investments in Affiliates

The Company held the following investments in equity method affiliates as of July 31, 2007:

Equity Method Affiliates	Ownership Interest
Slifer, Smith, and Frampton/Vail Associates Real Estate, LLC ("SSF/VARE")	50%
KRED	50%
Clinton Ditch and Reservoir Company	43%
Eclipse Television & Sports Marketing, LLC ("Eclipse")	*
Bachelor Gulch Resort, LLC ("BG Resort")	**

* The Company had a 20% ownership interest in Eclipse which it sold on July 31, 2007.

** The Company had a 49% ownership interest in BG Resort which it sold on December 8, 2004.

The Company had total net investments in equity method affiliates of $5.4 million and $6.4 million as of July 31, 2007 and 2006, respectively, classified as "deferred charges and other assets" in the accompanying Consolidated Balance Sheets. The amount of retained earnings that represent undistributed earnings of 50-percent-or-less-owned entities accounted for by the equity method was $2.4 million and $2.9 million as of July 31, 2007 and 2006, respectively.

Historically, the Company's carrying amount of the equity method investment in KRED differed from the value of the underlying equity in net assets due to the difference in the book value and fair market value of the land contributed by the Company to the entity. The land basis difference for KRED was $58,000 as of July 31, 2005, which was recognized in the year ended July 31, 2006, as all land was sold. In addition, the Company historically carried a basis difference related to its investment in BG Resort associated with the land beneath BG Resort's hotel facility. The Company recognized a $2.5 million gain in Real Estate revenue in the year ended July 31, 2005 as a result of the sale of the Company's investment in BG Resort.

7. Variable Interest Entities

The Company has determined that it is the primary beneficiary of the Employee Housing Entities, which are variable interest entities ("VIEs"), and has consolidated them in its Consolidated Financial Statements. As a group, as of July 31, 2007, the Employee Housing Entities had total assets of $40.1 million (primarily recorded in property, plant and equipment) and total liabilities of $66.7 million (primarily recorded in long-term debt). All of the assets of Tarnes ($8.2 million as of July 31, 2007) serve as collateral for Tarnes' Tranche B obligations. The Company has issued under its Credit Facility $38.3 million letters of credit related to the Tranche A Employee Housing Bonds and $12.6 million letters of credit related to the Tranche B Employee Housing Bonds. The letters of credit would be triggered in the event that one of the entities defaults on required payments. The letters of credit have no default provisions.

The Company has determined that it is the primary beneficiary of Avon Partners II, LLC ("APII"), which is a VIE. APII owns commercial space and the Company currently leases substantially all of that space. APII had total assets of $5.1 million (primarily recorded in property, plant and equipment) and no debt as of July 31, 2007.

The Company had determined that it was the primary beneficiary of FFT Investment Partners ("FFT"), which was a VIE. FFT's sole asset was a private residence in Eagle County, Colorado. In March 2007, the private residence owned by FFT was sold for $6.7 million, and thereafter FFT was dissolved.

The Company, through various lodging subsidiaries, manages the operations of several entities that own hotels in which the Company has no ownership interest. The Company also has extended a $2.0 million note receivable to one of these entities. These entities were formed to acquire, own, operate and realize the value in resort hotel properties. The Company managed the day-to-day operations of six hotel properties as of July 31, 2007. The Company has determined that the entities that own the hotel properties are VIEs, and the management contracts are significant variable interests in these VIEs. The Company has also determined that it is not the primary beneficiary of these entities and, accordingly, is not required to consolidate any of these entities. Based on information provided to the Company by owners of the entities, these VIEs had total assets of approximately $190.0 million (unaudited) and total liabilities of approximately $50.1 million (unaudited) as of July 31, 2007. The Company's maximum exposure to loss as a result of its involvement with these VIEs is limited to the note receivable and accrued interest of approximately $2.0 million and the net book value of the intangible asset associated with the management agreements in the amount of $769,000 as of July 31, 2007.

8. Relocation and Separation Charges

In February 2006, the Company announced a plan to relocate its corporate headquarters; the plan was formally approved by the Company's Board of Directors in April 2006. The relocation process (which also includes the consolidation of certain other operations of the Company) was completed by July 31, 2007. The total charges associated with the relocation was $3.8 million (which includes charges for severance and retention of $1.5 million, charges for contract termination costs of $348,000 and facility, employee and other relocation costs of $1.9 million), all of which has been recorded through July 31, 2007. The above amounts do not reflect any of the anticipated benefits expected to be realized from the relocation and consolidation of offices.

The following table summarizes the activity and balances of the liability related to future payments of relocation charges, which has been recorded in "accounts payable and accrued expenses" in the accompanying Consolidated Balance Sheets (in thousands):

	Severance and Retention Benefits	Contract Termination Costs	Facility, Employee and Other Relocation Costs	Total
Balance at July 31, 2005	$ —	$ —	$ —	$ —
Relocation charges	1,440	—	911	2,351
Payments	(567)	—	(628)	(1,195)
Balance at July 31, 2006	873	—	283	1,156
Relocation charges	67	348	1,018	1,433
Payments	(940)	(226)	(1,301)	(2,467)
Balance at July 31, 2007	$ —	$ 122	$ —	$ 122

In addition, in February 2006, Adam Aron, the former Chairman and Chief Executive Officer of the Company, resigned. In connection with Mr. Aron's resignation, the Company entered into a separation agreement with Mr. Aron, whereby the Company recorded $2.7 million of separation related expenses, which is included in "relocation and separation charges" in the accompanying Consolidated Statement of Operations for the year ended July 31, 2006. Payments of Mr. Aron's separation benefits were made during the year ended July 31, 2007.

9. Sale of Businesses

On April 30, 2007, the Company sold its 54.5% interest in RTP to RTP's minority shareholder for approximately $3.5 million. As part of this transaction the Company retained source code rights to its internal use software and internet solutions. The net impact to income before provision for income taxes in the accompanying Consolidated Statement of Operations for the year ended July 31, 2007 from this transaction was a gain of $89,000 comprised of (i) a net loss of $601,000 on the sale of its investment in RTP, which was recorded in "(loss) gain on sale of businesses, net" and (ii) a net gain of $690,000 related to the elimination of the put option liability to RTP's minority shareholder and the write-off of the associated put option intangible asset which was recorded in "gain (loss) on put options, net" (see Note 10, Put and Call Options, for more information on this transaction).

On January 19, 2006, JHL&S LLC, a limited liability company owned by wholly-owned subsidiaries of the Company, sold the assets constituting SRL&S to Lodging Capital Partners, a private, Chicago-based hospitality investment firm ("LCP"), for $32.5 million, the proceeds of which were adjusted for normal working capital pro-rations. The carrying value of the assets sold (net of liabilities assumed) was $26.9 million, which were recorded as "assets held for sale" prior to the sale. The Company recorded a $4.7 million gain after consideration of all costs involved, which is included in "(loss) gain on sale of businesses, net" in the accompanying Consolidated Statement of Operations for the year ended July 31, 2006. The Company continues to manage SRL&S pursuant to a 15-year management agreement with LCP.

On July 28, 2005, VA Rancho Mirage Resort, L.P., a limited partnership owned by wholly-owned subsidiaries of the Company, sold the assets constituting Rancho Mirage to GENLB-Rancho LLC ("GenLB"), a partnership led by the Gencom Group ("Gencom"), for $33.0 million, the proceeds of which were adjusted for normal working capital prorations. Gencom is an affiliate of GHR, LLC, the company which acquired the Company's interest in BG Resort earlier in the year ended July 31, 2005. An agreement to sell the hotel was reached in early July 2005, after Gencom expressed its interest in acquiring the property. The carrying value of the assets sold (net of liabilities assumed) was $43.3 million. The Company recorded a $10.9 million loss in the year ended July 31, 2005 after consideration of all costs involved, which is included in "(loss) gain from sale of businesses, net" in the accompanying Consolidated Statement of Operations. In connection with the sale of Rancho Mirage, the Company entered into a multi-year management agreement of the hotel with GenLB. The Company continued to manage Rancho Mirage; however, in June 2006, the Company received notification by GenLB that effective August 13, 2006 the hotel would be closed in order to complete an extensive redevelopment of the property and the management agreement was terminated generating a termination fee of $2.4 million (pursuant to the terms of the management agreement).

On June 24, 2005, VAMHC, Inc., a subsidiary of the Company, sold the assets constituting the Vail Marriott Mountain Resort & Spa (the "Vail Marriott") to DiamondRock Hospitality Limited Partnership ("DiamondRock") for $62.0 million, the proceeds of which were adjusted for normal working capital prorations. An agreement to sell the hotel was reached in May 2005, after DiamondRock expressed its interest in acquiring the property. The carrying value of the assets sold (net of liabilities assumed) was $60.1 million. Additionally, the Company was required to complete certain capital projects that were part of the Company's 2005 capital plan as well as fund, in certain circumstances, certain other future improvements, the total of which was not expected to exceed $3.1 million. The Company recorded a $2.1 million loss in the year ended July 31, 2005 after consideration of all costs involved, which is included in "(loss) gain from sale of businesses, net" in the accompanying Consolidated Statement of Operations. The Company continues to manage the Vail Marriott pursuant to a 15-year management agreement with DiamondRock.

On December 8, 2004, the Company sold its 49% minority equity interest in BG Resort, the entity that owns The Ritz-Carlton Bachelor Gulch, for $13.0 million, with net cash proceeds to the Company of $12.7 million. This transaction resulted in a $5.7 million gain on disposal of the investment, which is included in "(loss) gain on sale of businesses, net" in the accompanying Consolidated Statement of Operations for the year ended July 31, 2005. In addition, the Company recognized $2.5 million of Real Estate revenue associated with the recognition of previously deferred revenue for the basis difference in land originally contributed to the entity and $369,000 of deferred interest income related to advances previously made to the entity for the year ended July 31, 2005. In conjunction with the sale, the Company had guaranteed payment of certain contingencies of BG Resort upon settlement. At the time of sale, the Company recorded a liability related to these contingencies in the amount of $130,000. In February 2006, the Company reached a settlement of these contingencies and recorded an additional liability in the amount of $82,000, which has been recorded as a loss within "(loss) gain on sale of businesses, net" in the accompanying Consolidated Statement of Operations for the year ended July 31, 2006.
The Company's interest was acquired by GHR, LLC, a new joint venture between Gencom BG, LLC and Lehman BG, LLC.

10. Put and Call Options

On March 31, 2007, the Company acquired 20% of GSSI LLC's ("GSSI"), the minority shareholder in SSV, ownership interest in SSV for $8.4 million. As a result of this transaction, the Company holds an approximate 69.3% ownership interest in SSV. In addition, the put and call rights for GSSI's remaining interest in SSV were extended to begin August 1, 2010, as discussed below, and the existing management agreement was extended to coincide with the exercise of the remaining put and call rights.

The Company's and GSSI's remaining put and call rights are as follows: (i) beginning August 1, 2010 and each year thereafter, each of the Company and GSSI have the right to call or put, respectively, 100% of GSSI's ownership interest in SSV to the Company during certain periods each year and (ii) GSSI has the right to put to the Company 100% of its ownership interest in SSV at any time after GSSI has been removed as manager of SSV or after an involuntary transfer of the Company's ownership interest in SSV has occurred. The put and call pricing is generally based on the trailing twelve month EBITDA (as defined in the operating agreement) of SSV for the fiscal period ended prior to the commencement of the put or call period, as applicable. As of July 31, 2007, the estimated price at which the put/call option for the remaining interest could be expected to be settled was $36.9 million.

In November 2004, GSSI notified the Company of its intent to exercise its put (the "2004 Put") for 20% of its ownership interest in SSV; in January 2005, the 2004 Put was exercised and settled for a price of $5.8 million. As a result, the Company then held an approximate 61.7% ownership interest in SSV. The Company had determined that the price to settle the 2004 Put should be marked to fair value through earnings. During the year ended July 31, 2005, the Company recorded a gain of $612,000 related to the decrease in the estimated fair value of the liability associated with the 2004 Put.

In March 2001, in connection with the Company's acquisition of a 51% ownership interest in RTP, the Company and RTP's minority shareholder entered into a put agreement whereby the minority shareholder could put up to an aggregate one-third of its original 49% interest in RTP to the Company during the period from August 1 through October 31 annually. The put price was determined primarily by the trailing twelve month EBITDA (as defined in the underlying agreement) for the period ending prior to the beginning of each put period. The Company had determined that this put option should be marked to fair value through earnings. The put period was extended in October 2006, and again in February 2007. In connection with the Company's sale of its 54.5% interest in RTP (see Note 9, Sale of Businesses, for more information on this transaction) the put agreement with RTP's minority shareholder was terminated resulting in the Company recording a net gain of $690,000 for the year ended July 31, 2007 related to the elimination of its put option liability net of the write-off of the associated put option intangible asset. For the year ended July 31, 2006, the Company recorded a loss of $1.2 million representing an increase in the estimated fair value of the put option liability during the period. For the year ended July 31, 2005, the Company recorded a gain of $546,000 representing a decrease in the estimated fair value of the put option liability during the period.

In November 2001, the Company entered into a written put option in conjunction with its purchase of an interest in RockResorts. The minority shareholder in RockResorts ("Olympus") had the option to put to the Company its equity interest in RockResorts at a price based on management fees generated by certain properties under RockResorts management on a trailing twelve month basis. The put option was exercisable between October 1, 2004 and September 30, 2005. If the put option was not exercised, then the Company had a call option on Olympus' equity interest which was valued at $1.6 million and recorded as an intangible asset at the time that the written option was entered into. The Company marked the put option to fair value through earnings each period. There was no impact on earnings related to changes in the fair market value of the put liability for the year ended July 31, 2005 as the estimated fair market value of the put option did not exceed the book value of the minority shareholder's interest during that period. Olympus notified the Company of its intent to exercise the put option for 100% of its interest in RockResorts in October 2004; however, due to a dispute over the settlement price of the put, the parties did not agree on a settlement price until April 2005. In May 2005, the put was settled for a price of $1.3 million. As a result, the Company now holds a 100% ownership interest in RockResorts. When the put price was settled, the call option no longer had value, and the Company recorded a $1.6 million charge in the year ended July 31, 2005 to write the value of the call option to zero.

11. Asset Impairment Charges

During the year ended July 31, 2006, the Company recorded $210,000 of impairment losses for the write off of construction in progress costs, as it was determined that the Company would not receive future benefits from these development efforts.

During the year ended July 31, 2005, the Company recorded $2.6 million of impairment losses on long-lived assets consisting of (i) $1.6 million to write-off the value of the RockResorts call option intangible upon settlement of the Olympus put in May 2005 (see Note 10, Put and Call Options), (ii) $536,000 to write-off the intangible asset associated with the Casa Madrona property management contract which was terminated in May 2005, (iii) $273,000 to write-off construction in progress costs related to a water rights expansion project resulting from the termination of a cooperation agreement in June 2005 after failing to obtain a necessary permit and (iv) $167,000 to write off construction in progress costs associated with a Keystone water reservoir project which management decided to abandon due to difficulty in obtaining necessary permits and the high cost of continuing the project.

12. Income Taxes

At July 31, 2007, the Company has total Federal net operating loss ("NOL") carryforwards of approximately $70.8 million for income tax purposes, all of which expire in the year ending July 31, 2008 and are limited in deductibility each year under Section 382 of the Internal Revenue Code. The Company will only be able to use these NOLs to the extent of approximately $8.0 million per year through December 31, 2007 (the "Section 382 Amount"). However, during the year ended July 31, 2005, the Company amended previously filed tax returns (for tax years 1997-2002) in an effort to remove the restrictions under Section 382 of the Internal Revenue Code on approximately $73.8 million of the above NOLs to reduce its taxable income. These NOLs relate to fresh start accounting from the Company's reorganization in 1992. During the year ended July 31, 2006, the Internal Revenue Service completed its exam of the Company's filing position in these amended returns and disallowed the Company's position to remove the restrictions under Section 382 of the Internal Revenue Code of approximately $73.8 million. Consequently, the accompanying Consolidated Financial Statements and table of deferred items have only recognized benefits related to the NOLs to the extent of the Section 382 Amount reported in its tax returns prior to its amendments. The Company has appealed the examiner's disallowance of these NOLs to the Office of the Appeals. If the Company is successful in its appeal, it will result in a reduction in intangible assets existing at the date of fresh start accounting to the extent that the Company is able to reduce taxable income from the utilization of the NOLs currently restricted. If the Company is unsuccessful in its appeals process, it will not negatively impact the Company's financial position or results of operations. Additionally, the Company has state NOLs (primarily California) totaling $25.1 million. The state NOLs primarily expire by the year ending July 31, 2015.

At July 31, 2007, the Company has recorded a valuation allowance of $1.6 million, primarily due to California NOLs generated in prior years. Management has determined that it is more likely than not that a portion of its deferred tax assets, those primarily generated from California NOL carryovers, will not be realized.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of July 31, 2007 and July 31, 2006 are as follows (in thousands):

	July 31,	
	2007	2006
Deferred income tax liabilities:		
Fixed assets	$ 90,984	$ 94,411
Intangible assets	22,330	19,884
Other, net	4,705	4,147
Total	118,019	118,442
Deferred income tax assets:		
Real estate and other investments	11,407	8,440
Deferred compensation and other accrued expenses	15,965	13,474
Net operating loss carryforwards and minimum and other tax credits	2,775	5,584
Deferred membership revenue	30,942	29,519
Other, net	1,361	1,904
Total	62,450	58,921
Valuation allowance for deferred income taxes	(1,588)	(1,605)
Deferred income tax assets, net of valuation allowance	60,862	57,316
Net deferred income tax liability	$ 57,157	$ 61,126

The net current and non-current components of deferred income taxes recognized in the Consolidated Balance Sheets are as follows (in thousands):

	July 31,	
	2007	2006
Net current deferred income tax asset	$15,056	$11,938
Net non-current deferred income tax liability	72,213	73,064
Net deferred income tax liability	$57,157	$61,126

Significant components of the provision for income taxes are as follows (in thousands):

	Year Ended July 31,		
	2007	2006	2005
Current:			
Federal	$37,962	$22,757	$18,987
State	5,566	4,196	2,873
Total current	43,528	26,953	21,860
Deferred:			
Federal	(4,125)	3,383	(6,731)
State	(149)	(1,082)	(644)
Total deferred	(4,274)	2,301	(7,375)
Provision for income taxes	$39,254	$29,254	$14,485

The Company recorded a tax benefit upon the exercise of stock options and issuance of restricted stock of $6.9 million, $14.3 million and $3.9 million for the years ended July 31, 2007, 2006 and 2005, respectively.

A reconciliation of the income tax provision from continuing operations and the amount computed by applying the United States federal statutory income tax rate to income before income taxes is as follows:

	Year Ended July 31,		
	2007	2006	2005
At U.S. federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of federal benefit	3.5%	2.7%	3.3%
Nondeductible compensation	0.4%	1.4%	0.7%
Nondeductible meals or entertainment	0.2%	0.2%	0.6%
General business credits	(0.6)%	(1.0)%	(1.2)%
Other	0.5%	0.7%	0.1%
	39.0%	39.0%	38.5%

13. Related Party Transactions

Historically, the Company has paid a fee to Apollo Advisors for management services and expenses related thereto. In connection with the conversion by Apollo Ski Partners, L.P. ("Apollo") of its Class A common stock into shares of common stock, this arrangement was terminated effective October 1, 2004. The Company recorded $83,000 of expense related to this fee in the year ended July 31, 2005 (see Note 17, Capitalization, for more information regarding this matter).

The Company has the right to appoint 4 of 9 directors of the Beaver Creek Resort Company of Colorado ("BCRC"), a non-profit entity formed for the benefit of property owners and certain others in Beaver Creek. The Company has a management agreement with the BCRC, renewable for one-year periods, to provide management services on a fixed fee basis. Management fees and reimbursement of operating expenses paid to the Company under its agreement with the BCRC during the years ended July 31, 2007, 2006 and 2005 totaled $7.1 million, $6.7 million and $6.3 million, respectively. The Company had a receivable with respect to this arrangement of $49,000 and $16,000 as of July 31, 2007 and 2006, respectively.

The Company previously had a 49% ownership interest in BG Resort, which it sold in December 2004. In August 2004, BG Resort repaid the $4.9 million principal balance note receivable which was outstanding to the Company as of July 31, 2004 from funds obtained by BG Resort in a debt refinancing.

Between August 2003 and May 2005, the Company was the bookkeeper for BG Resort. The Company's responsibilities included maintaining the books and records of BG Resort and overseeing the annual financial statement audit. The Company recorded revenue of $85,000 during the year ended July 31, 2005 related to this agreement.

In November 2002, the Company purchased an approximately 20,000 square foot spa and skier services area and 30 parking spaces from BG Resort for $13.3 million. The Company recorded revenue of $768,000, $2.6 million and $2.5 million during the years ended July 31, 2007, 2006 and 2005, respectively, related to use of the spa by guests of the Ritz-Carlton, Bachelor Gulch (the "Ritz"). In October 2006, the Company converted the mountain club spa from an owned and operated club to a leased facility and now leases this facility to BG Resort, under which the Company recorded revenue of $214,000 in the year ended July 31, 2007.

On December 7, 2000, the Company and BG Resort entered into a Golf Course Access Agreement (the "Golf Agreement") which gave Ritz guests preferential tee times at Red Sky Ranch Golf Course (the "Course"). For this privilege, BG Resort paid a one-time access fee of $3.0 million to the Company. The term of the Golf Agreement commenced with the opening date of the Course and will expire on the later of (i) 50 years after the opening date of the Course or (ii) the date on which the Golf Agreement expires or is terminated. The Company recognized approximately $60,000 in revenue related to the Golf Agreement during each of the years ended July 31, 2007, 2006 and 2005.

For the year ended July 31, 2006, KRED, an entity in which the Company has a 50% ownership interest, made distributions to the Company in the amount of $2.2 million related to the sale of inventory of developed real estate. In connection with this distribution, the Company recorded a $715,000 gain during the year ended July 31, 2006 for distributions in excess of the Company's basis in the KRED investment.

As of July 31, 2005, the Company had outstanding a $500,000 long-term note receivable from KRED. This note was related to the fair market value of the land originally contributed to the partnership, and was repaid as the underlying land was sold to third parties. KRED made principal payments totaling $2.0 million in the year ended July 31, 2005 related to this note. This note was fully paid off during the year ended July 31, 2006. In addition, the Company previously had a receivable from KRED in the amount of $355,000 related to advances used for development project funding. In the fourth quarter of the year ended July 31, 2005, this receivable, including accrued interest, was converted to equity in KRED in lieu of payment of the receivable by KRED. The Company received interest payments from KRED of $49,000 during the year ended July 31, 2005.

SSF/VARE is a real estate brokerage with multiple locations in Eagle and Summit Counties, Colorado in which the Company has a 50% ownership interest. SSF/VARE is the broker for several of the Company's developments. The Company recorded net real estate commissions expense of approximately $3.4 million, $1.0 million and $375,000 for payments made to SSF/VARE during the years ended July 31, 2007, 2006 and 2005, respectively. In addition, the Company had prepaid commission expense of $6.4 million and $5.9 million at July 31, 2007 and 2006, respectively, for amounts paid to SSF/VARE. SSF/VARE leases several spaces for real estate offices from the Company. The Company recognized approximately $416,000, $406,000 and $370,000 in revenue related to these leases during the years ended July 31, 2007, 2006 and 2005, respectively.

In January 2007, Robert A. Katz, Chief Executive Officer of the Company, executed a purchase and sale agreement for the purchase of a unit at The Lodge at Vail Chalets project located near the Vista Bahn at the base of Vail Mountain for a total purchase price of $12.5 million. Mr. Katz provided an earnest money deposit of $1.9 million and upgrade deposits totaling $63,000. The earnest money deposits will be used to fund the construction of The Lodge at Vail Chalets project. The sale of the unit by the Company to Mr. Katz was approved by the Board of Directors of the Company in accordance with the Company's related party transactions policy.

In September 2003, the Company invested in the purchase of a residence in Eagle County, Colorado for Jeffrey W. Jones, the Company's Senior Executive Vice President and Chief Financial Officer, and his family. The Company contributed $650,000 toward the purchase price of the residence and thereby obtained a 46.1% undivided ownership interest in such residence. In May 2006, Mr. Jones' former residence was sold, in connection with the Company's relocation of its corporate headquarters to Broomfield, Colorado, for $2.0 million. The net proceeds to the Company for its 46.1% ownership interest were approximately $851,000, $201,000 in excess of the Company's investment. In June 2006, the Company invested in the purchase of a residence in the Denver/Boulder, Colorado area, for Mr. Jones and his family in connection with his relocation to the Company's new headquarters in Broomfield, Colorado. The Company contributed $650,000 towards the purchase price of the residence and thereby obtained a 31.0% undivided ownership interest in such residence. In January 2007, Mr. Jones purchased the Company's ownership interest for an appraised value of $650,000. The sale of the Company's ownership interest was approved by the Board of Directors of the Company in accordance with the Company's related party transactions policy.

In July 2002, RockResorts entered into an agreement with Edward E. Mace, former President of RockResorts and of Vail Resorts Lodging Company, whereby RockResorts invested in the purchase of a residence for Mr. Mace and his family in Eagle County, Colorado. RockResorts contributed $900,000 towards the purchase price of the residence and thereby obtained an approximate 47% undivided ownership in such residence. In April 2006, Mr. Mace ceased to be an employee of the Company. In October 2006, RockResorts sold its proportionate share of the residence to Mr. Mace. The net proceeds to the Company for its 47% ownership interest after certain deductions was $893,000, $7,000 less than RockResorts' investment.

In November 2002, Heavenly Valley Limited Partnership ("Heavenly LP"), a wholly owned subsidiary of the Company, invested in the purchase of a residence in the greater Lake Tahoe area for Blaise Carrig, Chief Operating Officer for Heavenly. Heavenly LP contributed $449,500 toward the purchase price of the residence and thereby obtained a 50% undivided ownership interest in such residence. Heavenly LP shall be entitled to receive its proportionate share of the fair value of the residence, less certain deductions, upon the earlier of the resale of the residence or within approximately 18 months after Mr. Carrig's termination of employment from Heavenly LP.

In February 2001, the Company invested in the purchase of a primary residence in Breckenridge, Colorado for Roger McCarthy, former Co-President of the Mountain Division and Chief Operating Officer for Breckenridge. The Company contributed $400,000 towards the purchase price of the residence and thereby obtained an approximate 40% undivided ownership interest in such residence. In May 2007, Mr. McCarthy ceased to be an employee of the Company. The Company shall be entitled to receive its proportionate share of the fair value of the residence, less certain deductions, upon the earlier of the resale of the residence or within approximately 18 months from Mr. McCarthy's termination of employment from the Company.

In 1999, the Company entered into an agreement with William A. Jensen, President of the Mountain Division and Chief Operating Officer for Vail Mountain, whereby the Company invested in the purchase of a primary residence for Mr. and Mrs. Jensen in Vail, Colorado. The Company contributed $1.0 million towards the purchase price of the residence and thereby obtained an approximate 49% undivided ownership interest in such residence. In July 2007, Mr. Jensen purchased the Company's ownership interest for an appraised value of $1.5 million. The net proceeds to the Company for its ownership interest were approximately $1.4 million, $406,000 in excess of the Company's investment. The sale of the Company's ownership interest was approved by the Board of Directors of the Company in accordance with the Company's related party transactions policy.

In December 2004, Adam Aron, the former Chairman of the Board of Directors and Chief Executive Officer of the Company, and Ronald Baron, an affiliate of a significant shareholder in the Company, reserved the purchase of condominium units at the planned "Arrabelle" project located in the core of LionsHead (Vail). In April 2005, Mr. Aron executed a purchase and sale agreement for the purchase of a condominium unit for a total purchase price of $4.6 million. Mr. Aron provided earnest money deposits totaling $690,000 and upgrade deposits totaling $154,000. In May 2005, Mr. Baron and his wife executed a purchase and sale agreement for the purchase of a condominium unit for a total purchase price of $14.0 million. Mr. and Mrs. Baron provided earnest money deposits totaling $2.1 million and upgrade deposits totaling $1.0 million. The earnest money deposits are only refundable at the Company's discretion or if the Company fails to complete the project. The sale of the condominiums was approved by the Board of Directors of the Company, in accordance with the Company's related party transactions policy.

14. Commitments and Contingencies

Metropolitan Districts

The Company credit-enhances $8.5 million of bonds issued by Holland Creek Metropolitan District ("HCMD") through an $8.6 million letter of credit issued against the Company's Credit Facility. HCMD's bonds were issued and used to build infrastructure associated with the Company's Red Sky Ranch residential development. The Company has agreed to pay capital improvement fees to Red Sky Ranch Metropolitan District ("RSRMD") until RSRMD's revenue streams from property taxes are sufficient to meet debt service requirements under HCMD's bonds, and the Company has recorded a liability of $1.1 million and $1.3 million, primarily within "other long-term liabilities" in the accompanying Consolidated Balance Sheets as of July 31, 2007 and 2006, respectively, with respect to the estimated present value of future RSRMD capital improvement fees. The Company estimates that it will make capital improvement fee payments under this arrangement through the year ending July 31, 2014.

Guarantees

As of July 31, 2007, the Company had various other letters of credit outstanding in the amount of $67.2 million, consisting primarily of $51.0 million in support of the Employee Housing Bonds, $4.5 million related to workers' compensation for Heavenly and Rancho Mirage, $7.5 million of construction performance guarantees and $2.9 million for workers' compensation and general liability deductibles related to the construction of Gore Creek Place and Arrabelle at Vail Square.

In addition to the guarantees noted above, the Company has entered into contracts in the normal course of business which include certain indemnifications within the scope of Financial Interpretations No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") under which it could be required to make payments to third parties upon the occurrence or non-occurrence of certain future events. These indemnities include indemnities to licensees in connection with the licensees' use of the Company's trademarks and logos, indemnities for liabilities associated with the infringement of other parties' technology and software products indemnities related to liabilities associated with the use of easements, indemnities related to employment of contract workers, the Company's use of trustees, indemnities related to the Company's use of public lands and environmental indemnifications. The duration of these indemnities generally is indefinite and generally do not limit the future payments the Company could be obligated to make.

As permitted under applicable law, the Company and certain of its subsidiaries indemnify their directors and officers over their lifetimes for certain events or occurrences while the officer or director is, or was, serving the Company or its subsidiaries in such a capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that should enable the Company to recover a portion of any future amounts paid.

Unless otherwise noted, the Company has not recorded any significant liabilities for the letters of credit, indemnities and other guarantees noted above in the accompanying Consolidated Financial Statements, either because the Company has recorded on its Consolidated Balance Sheets the underlying liability associated with the guarantee, the guarantee or indemnification existed prior to January 1, 2003, the guarantee is with respect to the Company's own performance and is therefore not subject to the measurement requirements of FIN 45, or because the Company has calculated the fair value of the indemnification or guarantee to be immaterial based upon the current facts and circumstances that would trigger a payment under the indemnification clause. In addition, with respect to certain indemnifications it is not possible to determine the maximum potential amount of liability under these guarantees due to the unique set of facts and circumstances that are likely to be involved in each particular claim and indemnification provision. Historically, payments made by the Company under these obligations have not been material.

As noted above, the Company makes certain indemnifications to licensees in connection with their use of the Company's trademarks and logos. The Company does not record any product warranty liability with respect to these indemnifications.

Commitments

In the ordinary course of obtaining necessary zoning and other approvals for the Company's potential real estate development projects, the Company may contingently commit to the completion of certain infrastructure, improvements and other costs related to the projects. Fulfillment of such commitments is required only if the Company moves forward with the development project. The determination whether to complete a development project is entirely at the Company's discretion, and is generally contingent upon, among other considerations, receipt of satisfactory zoning and other approvals and the current status of the Company's analysis of the economic viability of the project, including the costs associated with the contingent commitments. The Company currently has obligations, recorded as liabilities in the accompanying Consolidated Balance Sheet, to complete or fund certain improvements with respect to real estate developments; the Company has estimated such costs to be approximately $14.8 million as of July 31, 2007, and anticipates completion of the majority of these commitments within the next two years.

The Company installed a new gondola lift and related infrastructure at Breckenridge for the 2006/2007 ski season pursuant to an agreement with the Town of Breckenridge (the "Town"). The Town contributed $6.7 million to fund construction of the gondola, as well as the already completed skiway. The funds contributed by the Town reduced the book value of the gondola and related infrastructure.

The Company has executed as lessee operating leases for the rental of office and commercial space, employee residential units and office equipment through fiscal 2019. Certain of these leases have renewal terms at the Company's option, escalation clauses, rent holidays and leasehold improvement incentives. Rent holidays and rent escalation clauses are recognized on a straight-line basis over the lease term. Leasehold improvement incentives are recorded as leasehold improvements and amortized over the shorter of their economic lives or the term of the lease. For the years ended July 31, 2007, 2006 and 2005, the Company recorded lease expense related to these agreements of $22.3 million, $17.4 million and $13.7 million, respectively, which is included in the accompanying Consolidated Statements of Operations.

Future minimum lease payments under these leases as of July 31, 2007 are as follows (in thousands):

2008	$ 12,271
2009	8,810
2010	7,376
2011	5,779
2012	4,054
Thereafter	12,380
Total	$ 50,670

Self Insurance

The Company is self-insured for claims under its health benefit plans and for workers' compensation claims, subject to a stop loss policy. The self-insurance liability related to workers' compensation is determined actuarially based on claims filed. The self-insurance liability related to claims under the Company's health benefit plans is determined based on internal and external analysis of actual claims. The amounts related to these claims are included as a component of accrued benefits in accounts payable and accrued expenses (see Note 5, Supplementary Balance Sheet Information).

Legal

The Company is a party to various lawsuits arising in the ordinary course of business, including resort (mountain and lodging) related cases and contractual and commercial litigation that arises from time to time in connection with the Company's real estate operations. Management believes the Company has adequate insurance coverage or has accrued for loss contingencies for all known matters that are deemed to be probable losses and estimable.

Cheeca Lodge & Spa Contract Dispute

In March 2006, RockResorts was notified by the ownership of Cheeca Lodge & Spa, formerly a RockResorts managed property, that its management agreement was being terminated effective immediately. RockResorts believed that the termination was in violation of the management agreement and sought monetary damages, and recovery of attorney's fees and costs. Cheeca Holdings, LLC ("Cheeca Holdings"), the entity owner of the hotel property, asserted that RockResorts breached the management contract, among other alleged breaches, and sought a ruling that it had the right to terminate the management contract and sought monetary damages, and recovery of attorneys' fees and costs. Pursuant to the dispute resolution provisions of the management agreement, the disputed matter went before a single judge arbitrator at the JAMS Arbitration Tribunal in Chicago, Illinois. The Company has incurred $4.6 million and $3.3 million of legal related costs related to this matter in the years ended July 31, 2007 and 2006, respectively, which is included in "contract dispute charges" in the accompanying Consolidated Statements of Operations in the respective periods.

On February 28, 2007, the arbitrator rendered a decision, awarding $8.5 million in damages in favor of RockResorts and against Cheeca Holdings. The arbitrator found that the ownership group had wrongfully terminated the hotel management contract without good cause, as RockResorts had maintained in the proceedings, and that RockResorts had not breached the management contract, as the ownership group had alleged. In accordance with the arbitrator's ruling, RockResorts is seeking recovery of costs and attorneys' fees in the last stage of the proceedings. Upon conclusion of that stage, the total award, which will incorporate the $8.5 million damage award and any additional cost recovery award, is final, binding and not subject to appeal. Upon completion of the cost recovery stage, RockResorts will proceed with the collection of the award and will record the actual amount received, upon receipt, in "contract dispute credit (charges), net" in its Consolidated Statement of Operations.

Breckenridge Terrace Employee Housing Construction Defect/Water Intrusion Claims

During the year ended July 31, 2004, the Company became aware of water intrusion and condensation problems causing mold damage in the 17 building employee housing facility owned by Breckenridge Terrace, an Employee Housing Entity in which the Company is a member and manager. As a result, the facility was not available for occupancy during the 2003/2004 ski season. All buildings at the facility required mold remediation and reconstruction and this work began in the year ended July 31, 2004. Breckenridge Terrace recorded a $7.0 million liability in the year ended July 31, 2004 for the estimated cost of remediation and reconstruction efforts. These costs were funded by a loan to Breckenridge Terrace from the Company member of Breckenridge Terrace. As of July 31, 2006, Breckenridge Terrace had substantially completed all remediation efforts.

Forensic construction experts retained by Breckenridge Terrace determined that the water intrusion and condensation problems were the result of construction and design defects. In accordance with Colorado law, Breckenridge Terrace served separate notices of claims on the general contractor, architect and developer and initiated arbitration proceedings. During the year ended July 31, 2006, the Company recorded a $1.4 million mold remediation credit due to Breckenridge Terrace receiving reimbursement from third parties for costs incurred in conjunction with its mold remediation efforts and a true-up adjustment as the remediation project is complete. This credit was recognized by the Company as reduction of the remediation expense that was originally recognized in the year ended July 31, 2004.

15. Segment Information

The Company has three reportable segments: Mountain, Lodging and Real Estate. The Mountain segment includes the operations of the Company's ski resorts and related ancillary activities. The Lodging segment includes the operations of all of the Company's owned hotels, RockResorts, GTLC, condominium management and golf operations. The Resort segment is the combination of the Mountain and Lodging segments. The Real Estate segment holds and develops real estate in and around the Company's resort communities. The Company's reportable segments, although integral to the success of the others, offer distinctly different products and services and require different types of management focus. As such, these segments are managed separately.

The Company reports its segment results using Reported EBITDA (defined as segment net revenue less segment operating expenses plus or minus segment equity income or loss) which is a non-GAAP financial measure. SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" requires the

Company to report segment results in a manner consistent with management's internal reporting of operating results to the chief operating decision maker (Chief Executive Officer) for purposes of evaluating segment performance. Therefore, since the Company uses Reported EBITDA to measure performance of segments for internal reporting purposes, the Company will continue to use Reported EBITDA to report segment results.

Reported EBITDA is not a measure of financial performance under GAAP. Items excluded from Reported EBITDA are significant components in understanding and assessing financial performance. Reported EBITDA should not be considered in isolation or as an alternative to, or substitute for, net income, cash flows generated by operations, investing or financing activities or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because Reported EBITDA is not a measurement determined in accordance with GAAP and thus is susceptible to varying calculations, Reported EBITDA as presented may not be comparable to other similarly titled measures of other companies.

The Company utilizes Reported EBITDA in evaluating performance of the Company and in allocating resources to its segments. Mountain Reported EBITDA consists of Mountain net revenue plus Mountain equity investment income less Mountain operating expense. Lodging Reported EBITDA consists of Lodging net revenue less Lodging equity investment loss less Lodging operating expense. Real Estate Reported EBITDA consists of Real Estate net revenue plus (less) Real Estate equity investment income (loss) less Real Estate operating expense. All segment expenses include an allocation of corporate administrative expense. Assets are not allocated between segments, or used to evaluate performance, except as shown in the table below. The accounting policies specific to each segment are the same as those described in Note 2, Summary of Significant Accounting Policies.

Following is key financial information by reportable segment which is used by management in evaluating performance and allocating resources (in thousands):

	Year Ended July 31,		
	2007	2006	2005
Net revenue:			
Lift tickets	$ 286,997	$ 263,036	$ 233,458
Ski school	78,848	72,628	63,915
Dining	59,653	56,657	53,688
Retail/rental	160,542	149,350	120,149
Other	79,337	78,770	69,645
Total Mountain net revenue	665,377	620,441	540,855
Lodging	162,451	155,807	196,351
Resort	827,828	776,248	737,206
Real estate	112,708	62,604	72,781
Total net revenue	$ 940,536	$ 838,852	$ 809,987
Operating expense:			
Mountain	$ 462,708	$ 443,116	$ 391,889
Lodging	144,252	142,693	177,469
Resort	606,960	585,809	569,358
Real estate	115,190	56,676	58,254
Total segment operating expense	$722,150	$642,485	$627,612
Equity investment income (loss):			
Mountain	$ 5,059	$ 3,876	$ 2,303
Lodging	—	—	(2,679)
Resort	5,059	3,876	(376)
Real estate	—	791	(102)
Total equity investment income (loss)	$ 5,059	$ 4,667	$ (478)
Reported EBITDA:			
Mountain	$ 207,728	$ 181,201	$ 151,269
Lodging	18,199	13,114	16,203
Resort	225,927	194,315	167,472
Real estate	(2,482)	6,719	14,425
Total Reported EBITDA	$223,445	$201,034	$181,897
Real estate held for sale and investment	$ 357,586	$ 259,384	$ 154,874
Reconciliation to net income:			
Mountain Reported EBITDA	207,728	181,201	151,269
Lodging Reported EBITDA	18,199	13,114	16,203
Resort Reported EBITDA	225,927	194,315	167,472
Real Estate Reported EBITDA	(2,482)	6,719	14,425
Total Reported EBITDA	223,445	201,034	181,897
Depreciation and amortization	(87,664)	(86,098)	(89,968)
Relocation and separation charges	(1,433)	(5,096)	—
Asset impairment charges	—	(210)	(2,550)
Mold remediation credit	—	1,411	—
Loss on disposal of fixed assets, net	(1,083)	(1,035)	(1,528)
Investment income	12,403	7,995	2,066
Interest expense, net	(32,625)	(36,478)	(40,298)
Loss on extinguishment of debt	—	—	(612)
(Loss) gain from sale of businesses, net	(639)	4,625	(7,353)
Contact dispute charges	(4,642)	(3,282)	—
Gain (loss) on put options, net	690	(1,212)	1,158
Other income, net	—	50	50
Minority interest in income of consolidated subsidiaries, net	(7,801)	(6,694)	(5,239)
Income before provision for income taxes	100,651	75,010	37,623
Provision for income taxes	(39,254)	(29,254)	(14,485)
Net income	$ 61,397	$ 45,756	$ 23,138

16. Selected Quarterly Financial Data (Unaudited—in thousands, except per share amounts)

	2007				
	Year Ended July 31, 2007	Quarter Ended July 31, 2007	Quarter Ended April 30, 2007	Quarter Ended January 31, 2007	Quarter Ended October 31, 2006
Mountain revenue	$665,377	$ 38,475	$308,712	$272,026	$ 46,164
Lodging revenue	162,451	45,604	43,643	32,796	40,408
Real estate revenue	112,708	12,436	17,134	56,216	26,922
Total net revenue	940,536	96,515	369,489	361,038	113,494
Income (loss) from operations	128,206	(54,867)	136,184	97,750	(50,861)
Loss on sale of businesses, net	(639)	(38)	(601)	—	—
Contract dispute charges	(4,642)	(181)	(184)	(672)	(3,605)
Net income (loss)	61,397	(34,322)	78,508	53,026	(35,815)
Basic net income (loss) per common share	1.58	(0.88)	2.02	1.37	(0.93)
Diluted net income (loss) per common share	$ 1.56	$ (0.88)	$ 1.99	$ 1.35	$ (0.93)

	2006				
	Year Ended July 31, 2006	Quarter Ended July 31, 2006	Quarter Ended April 30, 2006	Quarter Ended January 31, 2006	Quarter Ended October 31, 2005
Mountain revenue	$620,441	$ 39,163	$294,773	$246,228	$ 40,277
Lodging revenue	155,807	42,486	39,492	32,079	41,750
Real estate revenue	62,604	42,378	7,124	9,709	3,393
Total net revenue	838,852	124,027	341,389	288,016	85,420
Income (loss) from operations	105,339	(45,034)	123,245	77,008	(49,880)
Gain on sale of businesses, net	4,625	—	—	4,625	—
Contract dispute charges	(3,282)	(2,466)	(816)	—	—
Net income (loss)	45,756	(31,263)	68,337	43,011	(34,329)
Basic net income (loss) per common share	1.21	(0.80)	1.78	1.15	(0.93)
Diluted net income (loss) per common share	$ 1.19	$ (0.80)	$ 1.75	$ 1.12	$ (0.93)

17. Capitalization

Class A Common Stock Conversion

In September 2004, the Company and Apollo entered into a Conversion and Registration Rights Agreement (the "Conversion Agreement"). Pursuant to the Conversion Agreement, Apollo converted all of its Class A common stock into shares of the Company's common stock. Apollo distributed the shares to its partners in proportion to each partner's interest in the partnership. Apollo did not dissolve after this distribution and continues to exist as a partnership. The Company, pursuant to the Conversion Agreement, filed a shelf registration statement in November 2004 (which has since been withdrawn), covering certain of the shares owned by the limited partners of Apollo. Before the conversion, Apollo owned 6.1 million shares of Class A common stock or 99.9% of the Company's Class A common stock. As a result of the above Conversion Agreement, the Company no longer has any Class A common stock outstanding and the Company's Consolidated Balance Sheet no longer presents any Class A common stock and the full balance of the Company's common stock outstanding is presented under "common stock."

Stock Repurchase Plan

On March 9, 2006, the Company's Board of Directors approved the repurchase of up to 3,000,000 shares of common stock. During the year ended July 31, 2007, the Company repurchased 358,400 shares of common stock at a cost of $15.0 million. Since inception of this stock repurchase plan through July 31, 2007, the Company has repurchased 673,500 shares at a cost of approximately $25.8 million. As of July 31, 2007, 2,326,500 shares remained available to repurchase under the existing repurchase authorization. Shares of common stock purchased pursuant to the repurchase program will be held as treasury shares and may be used for the issuance of shares under the Company's employee share award plans. Acquisitions under the share repurchase program will be made from time to time at prevailing prices as permitted by applicable laws, and subject to market conditions and other factors. The timing as well as the number of shares that may be repurchased under the program will depend on a number of factors including the Company's future financial performance, the Company's available cash resources and competing uses for cash that may arise in the future, the restrictions in the Credit Facility and in the Indenture, prevailing prices of the Company's common stock and the number of shares that become available for sale at prices that the Company believes are attractive. The stock repurchase program may be discontinued at any time and is not expected to have a significant impact on the Company's capitalization.

18. Stock Compensation Plans

The Company has four share award plans which have been approved by the Company's shareholders: the 1993 Stock Option Plan ("1993 Plan"), the 1996 Long Term Incentive and Share Award Plan ("1996 Plan"), the 1999 Long Term Incentive and Share Award Plan ("1999 Plan") and the 2002 Long Term Incentive and Share Award Plan ("2002 Plan"). On January 4, 2007, the Company's shareholders approved to amend the Company's 2002 Plan to, among other things, (i) rollover to the 2002 Plan an amount equal to the number of shares of common stock remaining for issuance under the 1999 Plan as of November 6, 2006 and a number of shares of common stock that is equal to any shares of common stock that are forfeited pursuant to the terms of the 1999 Plan after November 6, 2006; and (ii) increase the number of shares of common stock authorized for issuance under the 2002 Plan from 2,500,000 to 5,000,000 shares ("Amended 2002 Plan"). Under the Amended 2002 Plan, 5,000,000 shares of common stock could be issued in the form of options, stock appreciation rights, restricted shares, restricted share units, performance shares, performance share units, dividend equivalents or other share-based awards to employees, directors or consultants of the Company or its subsidiaries or affiliates. The terms of awards granted under the Amended 2002 Plan, including exercise price, vesting period and life, are set by the Compensation Committee. All share-based awards (except for restricted shares and restricted share units) granted under these plans have a life of ten years. Most awards vest ratably over three years; however some have been granted with different vesting schedules. To date, no awards have been granted to non-employees (except those granted to non-employee members of the Board of Directors of the Company and of a consolidated subsidiary) under any of the four plans. At July 31, 2007, approximately 2.9 million share-based awards were available to be granted under the Amended 2002 Plan. Under the 1993 Plan, 1996 Plan and 1999 Plan no share-based awards are available for grant.

The fair value of each option award granted prior to August 1, 2005 was estimated on the date of grant using a Black-Scholes option-pricing model that uses the assumptions noted in the table below. With the adoption of SFAS 123R, the Company has decided that a lattice-based option valuation model will be used for grants subsequent to August 1, 2005 if sufficient historical data is available by type of equity award to estimate the fair value of the equity awards granted. A lattice-based model considers factors such as exercise behavior, and assumes employees will exercise equity awards at different times over the contractual life of the equity awards. As a lattice-based model considers these factors, and is more flexible, the Company considers it to be a better method of valuing equity awards than a closed-form Black-Scholes model.

The fair value of most option awards and stock-settled stock appreciation rights ("SARs") granted in the years ended July 31, 2007 and 2006 were estimated on the date of grant using a lattice-based option valuation model that applies the assumptions noted in the table below. In the year ended July 31, 2006 the fair value of equity awards with cliff vesting was estimated on the date of grant using a Black-Scholes option-pricing model due to the lack of historical employee exercise behavior, which applies assumptions within the ranges as noted in the table below. Because lattice-based option valuation models incorporate ranges of assumptions for inputs, those ranges are disclosed. Expected volatility is based on historical volatility of the Company's stock.
The Company uses historical data to estimate equity awards exercise and employee termination within the

valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of equity awards granted is derived from the output of the option valuation model and represents the period of time that equity awards granted are expected to be outstanding; the range given below results from certain groups of employees exhibiting different behavior. The risk-free rate for periods within the contractual life of the equity award is based on the United States Treasury yield curve in effect at the time of grant.

	Year Ended July 31,		
	2007	2006	2005
Expected volatility	37.4%	38.9%	35.3%
Expected dividends	— %	— %	— %
Expected term (in years)	5.3	5.8-7.0	5.0
Risk-free rate	4.3-4.8 %	4.0-4.6 %	3.3%

The Company has estimated forfeiture rates that range from 12.0% to 12.1% in its calculation of stock-based compensation expense for the year ended July 31, 2007. These estimates are based on historical forfeiture behavior exhibited by employees of the Company.

A summary of aggregate option and SARs award activity under the share-based compensation plans as of July 31, 2005, 2006 and 2007, and changes during the years then ended is presented below (in thousands, except exercise price and contractual term):

	Awards	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at July 31, 2004	4,453	$18.32		
Granted	790	18.76		
Exercised	(1,244)	17.70		
Forfeited or expired	(119)	17.21		
Outstanding at July 31, 2005	3,880	$18.64		
Granted	805	29.86		
Exercised	(2,433)	19.27		
Forfeited or expired	(469)	21.18		
Outstanding at July 31, 2006	1,783	$22.18		
Granted	227	42.37		
Exercised	(649)	17.71		
Forfeited or expired	(165)	28.63		
Outstanding at July 31, 2007	1,196	$27.55	7.9 years	$31,185
Exercisable at July 31, 2007	532	$22.36	7.1 years	$16,579

The weighted-average grant-date fair value of options and SARs granted during the years ended July 31, 2007, 2006 and 2005 was $16.18, $12.71 and $6.83, respectively. The total intrinsic value of options exercised during the years ended July 31, 2007, 2006 and 2005 was $19.8 million, $37.6 million and $10.3 million, respectively. The Company granted 102,000 restricted share awards/units during the year ended July 31, 2007 with a weighted-average grant-date fair value of $41.76. The Company granted 208,000 restricted share awards/units during the year ended July 31, 2006 with a weighted-average grant-date fair value of $29.08. No restricted share awards/units were granted during the year ended July 31, 2005. The Company had 75,000, 19,000 and 22,000 restricted share awards/units that vested during the years ended July 31, 2007, 2006 and 2005, respectively. These awards/units had a total fair value of $3.0 million, $675,000 and $519,000 at the date of vesting for the years ended July 31, 2007, 2006 and 2005, respectively.

A summary of the status of the Company's nonvested options and SARs as of July 31, 2007, and changes during the year then ended, is presented below (in thousands, except fair value amounts):

	Awards	Weighted-Average Grant-Date Fair Value
Outstanding at August 1, 2006	1,108	$ 9.99
Granted	227	16.18
Vested	(508)	8.56
Forfeited	(163)	11.33
Nonvested at July 31, 2007	664	$12.87

A summary of the status of the Company's nonvested restricted share awards/units as of July 31, 2007, and changes during the year then ended, is presented below (in thousands, except fair value amounts):

	Awards	Weighted-Average Grant-Date Fair Value
Outstanding at August 1, 2006	193	$28.43
Granted	102	41.76
Vested	(75)	27.94
Forfeited	(25)	33.26
Nonvested at July 31, 2007	195	$34.94

As of July 31, 2007, there was $9.5 million of total unrecognized compensation expense related to nonvested share-based compensation arrangements granted under the share-based compensation plans, of which $5.9 million, $3.0 million and $619,000 of expense is expected to be recognized in the years ending July 31, 2008, 2009 and 2010, respectively, assuming no future share-based awards are granted.

Cash received from option exercises under all share-based payment arrangements was $11.5 million, $46.6 million and $21.9 million for the years ended July 31, 2007, 2006 and 2005, respectively. The actual tax benefit to be realized for the tax deductions from options/SARs exercised and restricted stock awards/units vested was $6.9 million, $14.3 million and $3.9 million for the years ended July 31, 2007, 2006 and 2005, respectively.

The Company has a policy of using either authorized and unissued shares or treasury shares (if any) including shares acquired by purchase in the open market or in private transactions to satisfy equity award exercises.

19. Retirement and Profit Sharing Plans

The Company maintains a defined contribution retirement plan (the "plan"), qualified under Section 401(k) of the Internal Revenue Code, for its employees. Under this plan, employees are eligible to make before-tax contributions on the first day of the calendar month following the later of: (i) their employment commencement date or (ii) the date they turn 21. Participants may contribute up to 100% of their qualifying annual compensation up to the annual maximum specified by the Internal Revenue Code. The Company matches an amount equal to 50% of each participant's contribution up to 6% of a participant's bi-weekly qualifying compensation upon obtaining the later of: (i) 12 consecutive months of employment and 1,000 service hours or (ii) 1,500 service hours since the employment commencement date. The Company's matching contribution is entirely discretionary and may be reduced or eliminated at any time.

Total retirement plan expense recognized by the Company for the years ended July 31, 2007, 2006 and 2005 was $2.8 million, $2.8 million and $2.6 million, respectively.

20. Guarantor Subsidiaries and Non-Guarantor Subsidiaries

The Company's payment obligations under the 6.75% Notes (see Note 4, Long-Term Debt) are fully and unconditionally guaranteed on a joint and several, senior subordinated basis by substantially all of the Company's consolidated subsidiaries (collectively, and excluding Non-Guarantor Subsidiaries (as defined below), the "Guarantor Subsidiaries") except for Boulder/Beaver LLC, Colter Bay Corporation, Eagle Park Reservoir Company, Forest Ridge Holdings, Inc., Gros Ventre Utility Company, Jackson Lake Lodge Corporation, Jenny Lake Lodge, Inc., Mountain Thunder, Inc., SSV, Larkspur Restaurant & Bar, LLC, Vail Associates Investments, Inc., Arrabelle, Gore Creek, Chalets, RCR Vail, LLC, Crystal Peak Lodge of Breckenridge, Inc., Timber Trail, Inc. and VR Holdings, Inc. (together, the "Non-Guarantor Subsidiaries"). APII and the Employee Housing Entities are included with the Non-Guarantor Subsidiaries for purposes of the consolidated financial information, but are not considered subsidiaries under the indentures governing the 6.75% Notes.

Presented below is the consolidated financial information of the Parent Company, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries. Financial information for the Non-Guarantor subsidiaries is presented in the column titled "Other Subsidiaries." Balance sheet data is presented as of July 31, 2007 and 2006. Statement of operations and statement of cash flows data are presented for the years ended July 31, 2007, 2006 and 2005.

Investments in subsidiaries are accounted for by the Parent Company and Guarantor Subsidiaries using the equity method of accounting. Net income (loss) of Guarantor and Non-Guarantor Subsidiaries is, therefore, reflected in the Parent Company's and Guarantor Subsidiaries' investments in and advances to (from) subsidiaries. Net income (loss) of the Guarantor and Non-Guarantor Subsidiaries is reflected in Guarantor Subsidiaries and Parent Company as equity in consolidated subsidiaries. The elimination entries eliminate investments in Other Subsidiaries and intercompany balances and transactions for consolidated reporting purposes.

Supplemental Condensed Consolidating Balance Sheet

As of July 31, 2007
(in thousands)

	Parent Company	100% Owned Guarantor Subsidiaries	Other Subsidiaries	Eliminating Entries	Consolidated
Current assets:					
Cash and cash equivalents	$ —	$ 225,952	$ 4,867	$ —	$ 230,819
Restricted cash	—	11,437	43,312	—	54,749
Trade receivables, net	—	41,804	1,753	—	43,557
Inventories, net	—	9,805	38,259	—	48,064
Other current assets	15,056	13,545	5,847	—	34,448
Total current assets	15,056	302,543	94,038	—	411,637
Property, plant and equipment, net	—	784,458	101,468	—	885,926
Real estate held for sale and investment	—	86,837	270,749	—	357,586
Goodwill, net	—	123,033	18,666	—	141,699
Intangible assets, net	—	57,087	16,420	—	73,507
Other assets	4,646	24,225	9,897	—	38,768
Investments in subsidiaries and advances to (from) parent	1,206,709	337,716	(82,219)	(1,462,206)	—
Total assets	$1,226,411	$1,715,899	$429,019	$(1,462,206)	$1,909,123
Current liabilities:					
Accounts payable and accrued expenses	$ 12,718	$ 161,456	$107,605	$ —	$ 281,779
Income taxes payable	37,441	—	—	—	37,441
Long-term debt due within one year	—	49	328	—	377
Total current liabilities	50,159	161,505	107,933	—	319,597
Long-term debt	390,000	57,724	146,009	—	593,733
Other long-term liabilities	—	108,582	73,248	—	181,830
Deferred income taxes	72,213	—	—	—	72,213
Minority interest in net assets of consolidated subsidiaries	—	—	—	27,711	27,711
Total stockholders' equity	714,039	1,388,088	101,829	(1,489,917)	714,039
Total liabilities and stockholders' equity	$1,226,411	$1,715,899	$429,019	$(1,462,206)	$1,909,123

Supplemental Condensed Consolidating Balance Sheet

As of July 31, 2006
(in thousands)

	Parent Company	100% Owned Guarantor Subsidiaries	Other Subsidiaries	Eliminating Entries	Consolidated
Current assets:					
Cash and cash equivalents	$ —	$ 179,998	$ 11,796	$ —	$ 191,794
Restricted cash	—	14,787	5,535	—	20,322
Trade receivables, net	—	31,030	4,919	—	35,949
Inventories, net	—	8,595	33,683	—	42,278
Other current assets	11,945	21,308	2,378	—	35,631
Total current assets	11,945	255,718	58,311	—	325,974
Property, plant and equipment, net	—	782,158	68,954	—	851,112
Real estate held for sale and investment	—	154,330	105,054	—	259,384
Goodwill, net	—	118,475	17,336	—	135,811
Intangible assets, net	—	58,185	16,924	—	75,109
Other assets	5,356	20,510	14,387	—	40,253
Investments in subsidiaries and advances to (from) parent	1,053,209	(541,621)	(51,690)	(459,898)	—
Total assets	$1,070,510	$ 847,755	$229,276	$(459,898)	$1,687,643
Current liabilities:					
Accounts payable and accrued expenses	$ 19,857	$ 161,179	$ 49,726	$ —	$ 230,762
Income taxes payable	17,517	—	—	—	17,517
Long-term debt due within one year	—	4,045	1,870	—	5,915
Total current liabilities	37,374	165,224	51,596	—	254,194
Long-term debt	390,000	57,734	77,579	—	525,313
Other long-term liabilities	359	121,995	36,136	—	158,490
Deferred income taxes	—	72,919	145	—	73,064
Put option liabilities	—	1,245	—	—	1,245
Minority interest in net assets of consolidated subsidiaries	—	13,285	19,275	—	32,560
Total stockholders' equity	642,777	415,353	44,545	(459,898)	642,777
Total liabilities and stockholders' equity	$1,070,510	$ 847,755	$229,276	$(459,898)	$1,687,643

Supplemental Condensed Consolidating Statement of Operations

For the year ended July 31, 2007
(in thousands)

	Parent Company	100% Owned Guarantor Subsidiaries	Other Subsidiaries	Eliminating Entries	Consolidated
Total net revenue	$ —	$719,258	$234,780	$(13,502)	$940,536
Total operating expense	510	612,972	210,301	(11,453)	812,330
(Loss) income from operations	(510)	106,286	24,479	(2,049)	128,206
Other (expense) income, net	(27,037)	5,950	(3,929)	152	(24,864)
Equity investment income, net	—	5,059	—	—	5,059
Loss on sale of businesses, net	—	(639)	—	—	(639)
Gain on put options, net	—	690	—	—	690
Minority interest in income of consolidated subsidiaries, net	—	—	—	(7,801)	(7,801)
(Loss) income before income taxes	(27,547)	117,346	20,550	(9,698)	100,651
Benefit (provision) for income taxes	10,743	(50,124)	127	—	(39,254)
Net (loss) income before equity in income of consolidated subsidiaries	(16,804)	67,222	20,677	(9,698)	61,397
Equity in income of consolidated subsidiaries	78,201	—	—	(78,201)	—
Net income (loss)	$ 61,397	$ 67,222	$ 20,677	$(87,899)	$ 61,397

Supplemental Condensed Consolidating Statement of Operations

For the year ended July 31, 2006
(in thousands)

	Parent Company	100% Owned Guarantor Subsidiaries	Other Subsidiaries	Eliminating Entries	Consolidated
Total net revenue	$ —	$649,743	$197,656	$ (8,547)	$838,852
Total operating expense	18,204	551,923	171,933	(8,547)	733,513
(Loss) income from operations	(18,204)	97,820	25,723	—	105,339
Other expense, net	(27,149)	(1,857)	(2,709)	—	(31,715)
Equity investment income, net	—	4,667	—	—	4,667
Gain on sale of businesses, net	—	4,625	—	—	4,625
Loss on put options, net	—	(1,212)	—	—	(1,212)
Minority interest in income of consolidated subsidiaries, net	—	—	(6,694)	—	(6,694)
(Loss) income before income taxes	(45,353)	104,043	16,320	—	75,010
Benefit (provision) for income taxes	17,688	(47,172)	230	—	(29,254)
Net (loss) income before equity in income of consolidated subsidiaries	(27,665)	56,871	16,550	—	45,756
Equity in income of consolidated subsidiaries	73,421	—	—	(73,421)	—
Net income (loss)	$ 45,756	$ 56,871	$ 16,550	$(73,421)	$ 45,756

Supplemental Condensed Consolidating Statement of Operations

For the year ended July 31, 2005
(in thousands)

	Parent Company	100% Owned Guarantor Subsidiaries	Other Subsidiaries	Eliminating Entries	Consolidated
Total net revenue	$ 48	$675,176	$143,579	$ (8,816)	$809,987
Total operating expense	15,515	581,632	133,327	(8,816)	721,658
(Loss) income from operations	(15,467)	93,544	10,252	—	88,329
Other expense, net	(27,706)	(7,921)	(3,167)	—	(38,794)
Equity investment loss, net	—	(478)	—	—	(478)
Loss on sale of businesses, net	—	(7,353)	—	—	(7,353)
Gain on put options, net	—	1,158	—	—	1,158
Minority interest in loss (income) of consolidated subsidiaries, net	—	476	(5,715)	—	(5,239)
(Loss) income before income taxes	(43,173)	79,426	1,370	—	37,623
Benefit (provision) for income taxes	16,622	(31,291)	184	—	(14,485)
Net (loss) income before equity in income of consolidated subsidiaries	(26,551)	48,135	1,554	—	23,138
Equity in income of consolidated subsidiaries	49,689	—	—	(49,689)	—
Net income (loss)	$ 23,138	$ 48,135	$ 1,554	$(49,689)	$ 23,138

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended July 31, 2007
(in thousands)

	Parent Company	100% Owned Guarantor Subsidiaries	Other Subsidiaries	Consolidated
Net cash (used in) provided by operating activities	$(41,046)	$191,441	$(31,953)	$ 118,442
Cash flows from investing activities:				
Capital expenditures	—	(76,563)	(42,669)	(119,232)
Cash received from sale of businesses	—	3,544	—	3,544
Purchase of minority interest	—	(8,387)	—	(8,387)
Other investing activities, net	—	(2,561)	(5,510)	(8,071)
Net cash used in investing activities	—	(83,967)	(48,179)	(132,146)
Cash flows from financing activities:				
Repurchase of common stock	(15,007)	—	—	(15,007)
Net proceeds (payments) from borrowings under long-term debt	—	(9,898)	72,752	62,854
Proceeds from exercise of stock options	11,496	—	—	11,496
Tax benefit from exercise of stock options	6,925	—	—	6,925
Distributions from joint ventures from (to) minority shareholders	—	3,986	(13,991)	(10,005)
Advances (from) to affiliates	38,926	(53,384)	14,458	—
Other financing activities, net	(1,294)	(2,224)	(16)	(3,534)
Net cash provided by (used in) financing activities	41,046	(61,520)	73,203	52,729
Net increase (decrease) in cash and cash equivalents	—	45,954	(6,929)	39,025
Cash and cash equivalents				
Beginning of period	—	179,998	11,796	191,794
End of period	$ —	$225,952	$ 4,867	$ 230,819

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended July 31, 2006
(in thousands)

	Parent Company	100% Owned Guarantor Subsidiaries	Other Subsidiaries	Consolidated
Net cash (used in) provided by operating activities	$(13,000)	$ 92,568	$(15,892)	$ 63,676
Cash flows from investing activities:				
Capital expenditures	—	(78,380)	(10,521)	(88,901)
Cash received from sale of businesses	—	30,712	—	30,712
Other investing activities, net	—	277	(4,081)	(3,804)
Net cash used in investing activities	—	(47,391)	(14,602)	(61,993)
Cash flows from financing activities:				
Repurchase of common stock	—	(10,839)	—	(10,839)
Net proceeds from borrowings under long-term debt	—	5,769	3,452	9,221
Proceeds from exercise of stock options	46,649	—	—	46,649
Tax benefit from exercise of stock options	14,323	—	—	14,323
Advances (from) to affiliates	(47,972)	49,590	(1,618)	—
Other financing activities, net	—	(2,578)	(3,245)	(5,823)
Net cash provided by (used in) financing activities	13,000	41,942	(1,411)	53,531
Net increase (decrease) in cash and cash equivalents	—	87,119	(31,905)	55,214
Cash and cash equivalents				
Beginning of period	—	92,879	43,701	136,580
End of period	$ —	$179,998	$ 11,796	$191,794

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended July 31, 2005
(in thousands)

	Parent Company	100% Owned Guarantor Subsidiaries	Other Subsidiaries	Consolidated
Net cash (used in) provided by operating activities	$ (4,690)	$ 147,928	$ 4,939	$ 148,177
Cash flows from investing activities:				
Capital expenditures	—	(71,532)	(8,443)	(79,975)
Cash received from sale of businesses		108,399	—	108,399
Other investing activities, net	—	(1,511)	370	(1,141)
Net cash provided by (used in) investing activities	—	35,356	(8,073)	27,283
Cash flows from financing activities:				
Proceeds from exercise of stock options	21,939	—	—	21,939
Net payments on long-term debt	—	(98,945)	(4,621)	(103,566)
Advances (from) to affiliates	(17,249)	(30,562)	47,811	—
Other financing activities, net	—	(1,973)	(1,608)	(3,581)
Net cash provided by (used in) financing activities	4,690	(131,480)	41,582	(85,208)
Net increase in cash and cash equivalents	—	51,804	38,448	90,252
Cash and cash equivalents				
Beginning of period	—	41,075	5,253	46,328
End of period	$ —	$ 92,879	$43,701	$ 136,580

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ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Management of the Company, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Form 10-K. The term "disclosure controls and procedures" means controls and other procedures established by the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company's management, including its CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Based upon their evaluation of the Company's disclosure controls and procedures, the CEO and the CFO concluded that the disclosure controls are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

The Company, including its CEO and CFO, does not expect that the Company's internal controls and procedures will prevent or detect all error and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management's Annual Report on Internal Control Over Financial Reporting

The report of management required under this Item 9A is contained in Item 8 of this Form 10-K under the caption "Management's Report on Internal Control over Financial Reporting."

Attestation Report of Registered Public Accounting Firm

The attestation report required under this Item 9A is contained in Item 8 of this Form 10-K under the caption "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended July 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

Code of Ethics. The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The code of ethics is posted in the corporate governance section of the Company's website at www.vailresorts.com. The Company will post any waiver to the code of ethics granted to any of its officers on its website.

The additional information required by this item is incorporated herein by reference from the Company's proxy statement for the 2007 annual meeting of stockholders.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item is incorporated herein by reference from the Company's proxy statement for the 2007 annual meeting of stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item is incorporated herein by reference from the Company's proxy statement for the 2007 annual meeting of stockholders

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this item is incorporated herein by reference from the Company's proxy statement for the 2007 annual meeting of stockholders

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this item is incorporated herein by reference from the Company's proxy statement for the 2007 annual meeting of stockholders

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS SCHEDULES.

a) Index to Financial Statements and Financial Statement Schedules.

(1) See "Item 8. Financial Statements and Supplementary Data" for the index to the Financial Statements.

(2) All other schedules have been omitted because the required information is not applicable or because the information required has been included in the financial statements or notes thereto.

(3) Index to Exhibits.

The following exhibits are either filed herewith or, if so indicated, incorporated by reference to the documents indicated in parentheses, which have previously been filed with the Securities and Exchange Commission.

Posted Exhibit Number	Description	Sequentially Numbered Page
3.1	Amended and Restated Certificate of Incorporation of Vail Resorts, Inc., dated January 5, 2005. (Incorporated by reference to Exhibit 3.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended January 31, 2005.)	
3.2	Amended and Restated By-Laws of Vail Resorts, Inc., dated September 28, 2004. (Incorporated by reference to Exhibit 3.1 on Form 8-K of Vail Resorts, Inc. filed on September 30, 2004.)	
4.1(a)	Indenture, dated as of January 29, 2004, among Vail Resorts, Inc., the guarantors therein and the Bank of New York as Trustee (Including Exhibit A, Form of Global Note). (Incorporated by reference to Exhibit 4.1 on Form 8-K of Vail Resorts, Inc. filed on February 2, 2004.)	
4.1(b)	Supplemental Indenture, dated as of March 10, 2006 to Indenture dated as of January 29, 2004 among Vail Resorts, Inc., as Issuer, the Guarantors named therein, as Guarantors, and The Bank of New York, as Trustee. (Incorporated by reference to Exhibit 10.34 on Form 10-Q of Vail Resorts, Inc. for the quarter ended January 31, 2006.)	
4.1(c)	Form of Global Note. (Incorporated by reference to Exhibit 4.1 on Form 8-K of Vail Resorts, Inc. filed February 2, 2004.)	
10.1	Forest Service Unified Permit for Heavenly ski area, dated April 29, 2002. (Incorporated by reference to Exhibit 99.13 of the report on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2002.)	
10.2(a)	Forest Service Unified Permit for Keystone ski area, dated December 30, 1996. (Incorporated by reference to Exhibit 99.2(a) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002.)	
10.2(b)	Amendment No. 2 to Forest Service Unified Permit for Keystone ski area. (Incorporated by reference to Exhibit 99.2(b) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002.)	
10.2(c)	Amendment No. 3 to Forest Service Unified Permit for Keystone ski area. (Incorporated by reference to Exhibit 10.3 (c) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005.)	
10.2(d)	Amendment No. 4 to Forest Service Unified Permit for Keystone ski area. (Incorporated by reference to Exhibit 10.3 (d) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005.)	

Posted Exhibit Number	Description	Sequentially Numbered Page
10.2(e)	Amendment No. 5 to Forest Service Unified Permit for Keystone ski area. (Incorporated by reference to Exhibit 10.3 (e) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005.)	
10.3(a)	Forest Service Unified Permit for Breckenridge ski area, dated December 30, 1996. (Incorporated by reference to Exhibit 99.3(a) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002.)	
10.3(b)	Amendment No. 1 to Forest Service Unified Permit for Breckenridge ski area. (Incorporated by reference to Exhibit 99.3(b) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002.)	
10.3(c)	Amendment No. 2 to Forest Service Unified Permit for Breckenridge ski area. (Incorporated by reference to Exhibit 10.4 (c) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005.)	
10.3(d)	Amendment No. 3 to Forest Service Unified Permit for Breckenridge ski area. (Incorporated by reference to Exhibit 10.4 (d) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005.)	
10.3(e)	Amendment No. 4 to Forest Service Unified Permit for Breckenridge ski area. (Incorporated by reference to Exhibit 10.4 (e) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005.)	
10.3(f)	Amendment No. 5 to Forest Service Unified Permit for Breckenridge ski area. (Incorporated by reference to Exhibit 10.4(f) on Form 10-Q of Vail Resorts, Inc. for the quarter ended January 31, 2006.)	
10.4(a)	Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 99.4(a) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002.)	
10.4(b)	Exhibits to Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 99.4(b) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002.)	
10.4(c)	Amendment No. 1 to Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 10.5 (c) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005.)	
10.4(d)	Amendment No. 2 to Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 10.5 (d) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005.)	
10.4(e)	Amendment to Forest Service Unified Permit for Beaver Creek ski area. (Incorporated by reference to Exhibit 10.5 (e) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005.)	
10.5(a)	Forest Service Unified Permit for Vail ski area, dated November 23, 1993. (Incorporated by reference to Exhibit 99.5(a) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002.)	
10.5(b)	Exhibits to Forest Service Unified Permit for Vail ski area. (Incorporated by reference to Exhibit 99.5(b) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002.)	
10.5(c)	Amendment No. 2 to Forest Service Unified Permit for Vail ski area. (Incorporated by reference to Exhibit 99.5(c) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2002.)	

Posted Exhibit Number	Description	Sequentially Numbered Page
10.5(d)	Amendment No. 3 to Forest Service Unified Permit for Vail ski area. (Incorporated by reference to Exhibit 10.6 (d) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005.)	
10.5(e)	Amendment No. 4 to Forest Service Unified Permit for Vail ski area. (Incorporated by reference to Exhibit 10.6 (e) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005.)	
10.6	Purchase and Sale Agreement between VR Holdings, Inc., as Seller and GHR, LLC, as Purchaser dated December 8, 2004. (Incorporated by reference to Exhibit 99.2 on Form 8-K of Vail Resorts, Inc., dated December 14, 2004.)	
10.7(a)	Purchase and Sale Agreement by and between VAHMC, Inc. and DiamondRock Hospitality Limited Partnership, dated May 3, 2005. (Incorporated by reference to Exhibit 10.18(a) on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2005.)	
10.7(b)	First Amendment to Purchase and Sale Agreement by and between VAHMC, Inc. and DiamondRock Hospitality Limited Partnership, dated May 10, 2005. (Incorporated by reference to Exhibit 10.18(b) on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2005.)	
10.8	Purchase and Sale Agreement by and between VA Rancho Mirage Resort L.P., Rancho Mirage Concessions, Inc. and GENLB-Rancho, LLC, dated July 1, 2005. (Incorporated by reference to Exhibit 10.21 on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005.)	
10.9	Purchase and Sale Contract between JHL&S LLC and Lodging Capital Partners, LLC, dated December 22, 2005. (Incorporated by reference to Exhibit 10.32 on Form 10-Q of Vail Resorts, Inc. for the quarter ended January 31, 2006.)	
10.10(a)	Sports and Housing Facilities Financing Agreement between the Vail Corporation (d/b/a "Vail Associates, Inc.") and Eagle County, Colorado, dated April 1, 1998. (Incorporated by reference to Exhibit 10 on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 1998.)	
10.10(b)	Trust Indenture, dated as of April 1, 1998 securing Sports and Housing Facilities Revenue Refunding Bonds by and between Eagle County, Colorado and U.S. Bank, N.A., as Trustee. (Incorporated by reference to Exhibit 10.1 on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 1998.)	
10.11(a)	Fourth Amended and Restated Credit Agreement, dated as of January 28, 2005 among The Vail Corporation (d/b/a Vail Associates, Inc.), as borrower, Bank of America, N.A., as Administrative Agent, U.S. Bank National Association and Wells Fargo Bank, National Association as Co-Syndication Agents, Deutsche Bank Trust Company Americas and LaSalle Bank National Association as Co-Documentation Agents the Lenders party thereto and Banc of America Securities LLC, as Sole Lead Arranger and Sole Book Manager. (Incorporated by reference to Exhibit 10.1 on Form 8-K of Vail Resorts, Inc. filed on January 31, 2005.)	
10.11(b)	First Amendment to Fourth Amended and Restated Credit Agreement, dated as of June 29, 2005 among The Vail Corporation (d/b/a Vail Associates, Inc.), as borrower and Bank of America, N.A., as Administrative Agent. (Incorporated by reference to Exhibit 10.16(b) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005.)	

Posted Exhibit Number	Description	Sequentially Numbered Page
10.11(c)	Second Amendment to Fourth Amended and Restated Credit Agreement among The Vail Corporation, the Required Lenders and Bank of America, as Administrative Agent. (Incorporated by reference to Exhibit 10.3 of Form 8-K of Vail Resorts, Inc. filed on March 3, 2006.)	
10.11(d)	Limited Waiver, Release, and Third Amendment to Fourth Amended and Restated Credit Agreement, dated March 13, 2007. (Incorporated by reference to Exhibit 10.2 of the report on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2007.)	
10.12(a)	Construction Loan Agreement, dated January 31, 2006 among Arrabelle at Vail Square, LLC, U.S. Bank National Association and Wells Fargo Bank, N.A.. (Incorporated by reference to Exhibit 10.33(a) on Form 10-Q of Vail Resorts, Inc. for the quarter ended January 31, 2006.)	
10.12(b)	Completion Guaranty Agreement by and between The Vail Resorts Corporation and U.S. Bank National Association, dated January 31, 2006. (Incorporated by reference to Exhibit 10.33(b) on Form 10-Q of Vail Resorts, Inc. for the quarter ended January 31, 2006.)	
10.12(c)	Completion Guaranty Agreement by and between Vail Resorts, Inc. and U.S. Bank National Association dated January 31, 2006. (Incorporated by reference to Exhibit 10.33(c) on Form 10-Q of Vail Resorts, Inc. for the quarter ended January 31, 2006.)	
10.13(a)	Construction Loan Agreement by and between Gore Creek Place, LLC and U.S. Bank National Association, dated July 19, 2005. (Incorporated by reference to Exhibit 10.22(a) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2005.)	
10.13(b)	First Amendment to Construction Loan Agreement by and between Gore Creek Place, LLC and U.S. Bank National Association, dated December 1, 2005. (Incorporated by reference to Exhibit 10.11(b) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2006.)	
10.13(c)	Second Amendment to Construction Loan Agreement by and between Gore Creek Place, LLC and U.S. Bank National Association, dated July 5, 2006. (Incorporated by reference to Exhibit 10.11(c) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2006.)	
10.13(d)	Amended and Restated Completion Guaranty Agreement among Vail Resorts, Inc., The Vail Corporation and U.S. Bank National Association, dated December 1, 2005. (Incorporated by reference to Exhibit 10.11(d) on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2006.)	
10.14(a)**	Construction Loan Agreement, dated March 19, 2007 among The Chalets at The Lodge at Vail, LLC, and Wells Fargo Bank, N.A. (Incorporated by reference to Exhibit 10.3 of the report on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2007.)	
10.14(b)	Completion Guaranty Agreement by and between The Vail Corporation and Wells Fargo Bank, N.A., dated March 19, 2007. (Incorporated by reference to Exhibit 10.4 of the report on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2007.)	
10.14(c)	Completion Guaranty Agreement by and between Vail Resorts, Inc. and Wells Fargo Bank, N.A., dated March 19, 2007. (Incorporated by reference to Exhibit 10.5 of the report on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2007.)	

Posted Exhibit Number	Description	Sequentially Numbered Page
10.14(d)	Development Agreement Guaranty by and between The Vail Corporation and Wells Fargo Bank, N.A., dated March 19, 2007. (Incorporated by reference to Exhibit 10.6 of the report on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2007.)	
10.14(e)	Development Agreement Guaranty by and between Vail Resorts, Inc. and Wells Fargo Bank, N.A., dated March 19, 2007. (Incorporated by reference to Exhibit 10.7 of the report on Form 10-Q of Vail Resorts, Inc. for the quarter ended April 30, 2007.)	
10.15	Amended and Restated Revolving Credit and Security Agreement between SSI Venture, LLC and U.S. Bank National Association, dated September 23, 2005. (Incorporated by reference to Exhibit 10.1 on Form 8-K of Vail Resorts, Inc. filed on September 29, 2005.)	
10.16*	Vail Resorts, Inc. 1993 Stock Option Plan (Incorporated by reference to Exhibit 4.A of the registration statement on Form S-8 of Vail Resorts, Inc., dated October 21, 1997, File No. 333-38321.)	
10.17*	Vail Resorts, Inc. 1996 Long Term Incentive and Share Award Plan (Incorporated by reference to the Exhibit 4.B of the registration statement on Form S-8 of Vail Resorts, Inc., dated October 21, 1997, File No. 333-38321.)	
10.18*	Vail Resorts, Inc. 1999 Long Term Incentive and Share Award Plan. (Incorporated by reference to Exhibit 4.1 of the registration statement on Form S-8 of Vail Resorts, Inc., dated September 7, 2007, File No. 333-145934.)	
10.19*	Vail Resorts, Inc. Amended and Restated 2002 Long Term Incentive and Share Award Plan. (Incorporated by reference to Exhibit 4.2 of the registration statement on Form S-8 of Vail Resorts, Inc., dated September 7, 2007, File No. 333-145934.)	
10.20*	Form of Stock Option Agreement.	
10.21*	Form of Restricted Share [Unit] Agreement.	
10.22*	Form of Share Appreciation Rights Agreement.	
10.23*	Stock Option Agreement between Vail Resorts, Inc. and Jeffrey W. Jones, dated September 30, 2005. (Incorporated by reference to Exhibit 10.6 on Form 8-K of Vail Resorts, Inc. filed on March 3, 2006.)	
10.24*	Restricted Share Agreement between Vail Resorts, Inc. and Jeffrey W. Jones, dated September 30, 2005. (Incorporated by reference to Exhibit 10.7 on Form 8-K of Vail Resorts, Inc. filed on March 3, 2006.)	
10.25*	Summary of Vail Resorts, Inc. Director Compensation, effective February 27, 2006. (Incorporated by reference to Exhibit 10.38 of the report on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2006.)	
10.26*	Vail Resorts Deferred Compensation Plan, effective as of October 1, 2000. (Incorporated by reference to Exhibit 10.23 on Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2000.)	
10.27*	Vail Resorts, Inc. Executive Perquisite Fund Program.	
10.28*	Relocation and Separation Policy for Executives 2006. (Incorporated by reference to Exhibit 10.1 on Form 8-K of Vail Resorts, Inc. filed on April 14, 2006.)	
10.29(a)*	Employment Agreement of William A. Jensen as Senior Vice President and Chief Operating Officer—Breckenridge Ski Resort, dated May 1, 1997. (Incorporated by reference to Exhibit 10.9(a) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2004.)	

Posted Exhibit Number	Description	Sequentially Numbered Page
10.29(b)*	First Amendment to the Employment Agreement of William A. Jensen as Senior Vice President and Chief Operating Officer—Vail Ski Resort, dated August 1, 1999. (Incorporated by reference to Exhibit 10.9(b) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2004.)	
10.29(c)*	Second Amendment to the Employment Agreement of William A. Jensen as Senior Vice President and Chief Operating Officer—Vail Ski Resort, dated July 22, 1999. (Incorporated by reference to Exhibit 10.9(c) on Form 10-Q of Vail Resorts, Inc. for the quarter ended October 31, 2004.)	
10.29(d)*	Third Amendment to the Employment Agreement of William A. Jensen as Senior Vice President and Chief Operating Officer—Vail Ski Resort, dated July 19, 2007.	
10.30*	Amended and Restated Employment Agreement of Jeffrey W. Jones, as Chief Financial Officer of Vail Resorts, Inc. dated September 29, 2004. (Incorporated by reference to Exhibit 10.9 of Form 10-K of Vail Resorts, Inc. for the year ended July 31, 2004.)	
10.31*	Employment Agreement, dated as of February 28, 2006, between Vail Resorts, Inc. and Robert A. Katz. (Incorporated by reference to Exhibit 10.1 on Form 8-K of Vail Resorts, Inc. filed on March 3, 2006.)	
10.32(a)*	Employment Agreement, dated as of May 4, 2006, between Keith Fernandez and Vail Resorts Development Company. (Incorporated by reference to Exhibit 10.1 on Form 8-K of Vail Resorts, Inc. filed on May 9, 2006.)	
10.32(b)*	First Amendment to the Employment Agreement of Keith Fernandez as Chief Operating Officer of Vail Resorts Development Company, dated August 6, 2007. (Incorporated by reference to Exhibit 10.1 on Form 8-K of Vail Resorts, Inc. filed on August 8, 2007).	
10.33*	Separation Agreement and General Release, dated as of February 27, 2006, between Adam M. Aron and Vail Resorts, Inc. (Incorporated by reference to Exhibit 10.2 on Form 8-K of Vail Resorts, Inc. filed on March 3, 2006.)	
10.34*	Separation Agreement and General Release, dated as of April 15, 2006, between Edward E. Mace and RockResorts International., LLC (Incorporated by reference to Exhibit 10.1 on Form 8-K of Vail Resorts, Inc. filed on April 20, 2006.)	
10.35*	Separation Agreement and General Release, dated December 7, 2006 between Martha D. Rehm and Vail Resorts, Inc. and Amendment No. 1 thereto dated March 9, 2007. (Incorporated by reference to Exhibit 10.2 of the report on Form 10-Q of Vail Resorts, Inc. for the quarter ended January 31, 2007.)	
21	Subsidiaries of Vail Resorts, Inc.	
22	Consent of Independent Registered Public Accounting Firm.	
23	Power of Attorney. Included on signature pages hereto.	
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	

* Management contracts and compensatory plans and arrangements.

** Portions of this Exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.

b) Exhibits

The exhibits filed herewith as indicated in the exhibit listed above following the Signatures section of this report.

c) Financial Statement Schedules

Consolidated Financial Statement Schedule
Schedule II—Valuation and Qualifying Accounts and Reserves
(in thousands)
For the Years Ended July 31,

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
2005				
Inventory Reserves	$ 738	$1,754	$(1,773)	$ 719
Valuation Allowance on Income Taxes	686	919	—	1,605
Trade Receivable Allowances	1,265	766	(696)	1,335
2006				
Inventory Reserves	719	2,139	(2,103)	755
Valuation Allowance on Income Taxes	1,605	—	—	1,605
Trade Receivable Allowances	1,335	694	(641)	1,388
2007				
Inventory Reserves	755	2,202	(2,131)	826
Valuation Allowance on Income Taxes	1,605	—	(17)	1,588
Trade Receivable Allowances	$1,388	$1,638	$ (908)	$2,118

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vail Resorts, Inc.

By: /s/ JEFFREY W. JONES

Jeffrey W. Jones
Senior Executive Vice President,
Chief Financial Officer and
(Chief Accounting Officer and Duly Authorized Officer)

Date: September 27, 2007

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Jeffrey W. Jones or Fiona Arnold his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this Form 10-K and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or appropriate to be done with this Form 10-K and any amendments or supplements hereto, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on September 27, 2007.

Signature	Title
/s/ ROBERT A. KATZ **Robert A. Katz**	Chief Executive Officer and Director (Principal Executive Officer)
/s/ JEFFREY W. JONES **Jeffrey W. Jones**	Senior Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ JOE R. MICHELETTO **Joe R. Micheletto**	Chairman of the Board
/s/ JOHN J. HANNAN **John J. Hannan**	Director
/s/ ROLAND A. HERNANDEZ **Roland A. Hernandez**	Director
/s/ THOMAS D. HYDE **Thomas D. Hyde**	Director
/s/ RICHARD D. KINCAID **Richard D. Kincaid**	Director
/s/ JOHN F. SORTE **John F. Sorte**	Director
/s/ WILLIAM P. STIRITZ **William P. Stiritz**	Director

Exhibit 31.1

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert A. Katz, certify that:

1. I have reviewed this annual report on Form 10-K of Vail Resorts, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 27, 2007

/s/ ROBERT A. KATZ

Robert A. Katz
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jeffrey W. Jones, certify that:

1. I have reviewed this annual report on Form 10-K of Vail Resorts, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 27, 2007

/s/ JEFFREY W. JONES

Jeffrey W. Jones
Senior Executive Vice President and
Chief Financial Officer

Exhibit 32

**CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER
AND THE CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned hereby certifies in his capacity as an officer of Vail Resorts, Inc. (the "Company") that the Company's Annual Report on Form 10-K for the year ended July 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Report fairly presents, in all material respects, the financial condition and the results of operations of the Company at the end of and for the periods covered by such Report.

Date: September 27, 2007

/s/ ROBERT A. KATZ

Robert A. Katz
Chief Executive Officer

Date: September 27, 2007

/s/ JEFFREY W. JONES

Jeffrey W. Jones
Senior Executive Vice President and
Chief Financial Officer

This certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, is not a part of the Form 10-K to which it refers, and is, to the extent permitted by law, provided by each of the above signatories to the extent of his respective knowledge. This certification is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Vail Resorts, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing. A signed original of this written statement required by Section 906 has been provided to Vail Resorts, Inc. and will be furnished to the Securities and Exchange Commission or its staff upon request.

Corporate Information

Corporate Offices
Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, Colorado 80021

Stock Exchange Listing
The common shares of Vail Resorts, Inc. are listed and traded on the New York Stock Exchange under the ticker symbol MTN.

Independent Auditors
PricewaterhouseCoopers LLP
Denver, Colorado

Counsel
Hogan & Hartson LLP
Denver, Colorado

Transfer Agent and Registrar
Wells Fargo Bank Minnesota N.A.
Shareowner Services
St. Paul, Minnesota

Form 10-K
Additional copies of the Company's Form 10-K, as filed with the Securities and Exchange Commission, are available without charge by writing to:

Investor Relations
Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, Colorado 80021

Websites
www.vailresorts.com
www.snow.com
www.rockresorts.com

Performance Graph



$340
$300
$260
$220
$180
$140
$100
$60
7.31.02
7.31.03
7.31.04
7.31.05
7.31.06
7.31.07
MTN
Russell 2000
S&P 500
DJ U.S. Travel & Leisure

The total return graph is presented for the period from the end of the Company's 2002 fiscal year through the end of the Company's 2007 fiscal year. The comparison assumes that $100 was invested at the beginning of the period in the common stock of the Company ("MTN"), The Russell 2000, The Standard & Poor's 500 Stock Index and The Dow Jones U.S. Travel and Leisure Stock Index. The Company included The Dow Jones U.S. Travel and Leisure Index as the Company believes it competes in the travel and leisure industry.

Board of Directors

Joe R. Micheletto
Chairman,
Vail Resorts, Inc.
Vice Chairman,
Ralcorp Holdings, Inc.

John J. Hannan
Founding Partner,
Apollo Management, L.P.

Roland A. Hernandez
Founding Principal and
Chief Executive Officer,
Hernandez Media Ventures

Thomas D. Hyde
Executive Vice President and
Corporate Secretary,
Wal-Mart Stores, Inc.

Robert A. Katz
Chief Executive Officer,
Vail Resorts, Inc.

Richard D. Kincaid
Principal and Founder,
Lakeshore Holdings, LLC

John F. Sorte
President and Chief Executive Officer,
Morgan Joseph & Co. Inc.

William P. Stiritz
Chairman,
Ralcorp Holdings, Inc. and
Energizer Holdings, Inc.

Management

Corporate Vail Resorts, Inc.

Robert A. Katz
Chief Executive Officer

Jeffrey W. Jones
Senior Executive Vice President and Chief Financial Officer

Fiona E. Arnold
Senior Vice President and General Counsel

Vail Resorts Management Company

Christopher E. Jarnot
Senior Vice President, Marketing and Sales

Robert N. Urwiler
Senior Vice President and Chief Information Officer

Nanci N. Northway
Vice President, Internal Audit

Mark L. Schoppet
Vice President and Controller

Mountain Division

William A. Jensen
President, Mountain Division and Chief Operating Officer, Vail

Blaise T. Carrig
Executive Vice President and Chief Operating Officer, Heavenly

John McD. Garnsey
Executive Vice President and Chief Operating Officer, Beaver Creek

Patricia A. Campbell
Vice President and Chief Operating Officer, Keystone

Lucy Kay
Vice President and Chief Operating Officer, Breckenridge

Real Estate Division

Keith A. Fernandez
President, Vail Resorts Development Company

Alex Iskenderian
Vice President - Development, Vail Resorts Development Company

Lodging Division

Stanley D. Brown
Executive Vice President and Chief Operating Officer, RockResorts and Vail Resorts Hospitality

Stockholders' Meeting

December 7, 2007
Broomfield, Colorado

Contact Information

Investor Relations
InvestorRelations@vailresorts.com

The New York Stock Exchange requires chief executive officers of listed corporations to certify that they are not aware of any violations by their company of the exchange's corporate governance listing standards. Following the 2006 Stockholders' Meeting, we submitted the annual certification by the Chief Executive Officer to the New York Stock Exchange.

The Company filed with the Securities and Exchange Commission, as an exhibit to its Annual Report on Form 10-K for the year ended July 31, 2007, the Sarbanes-Oxley Act Section 302 certification regarding the quality of the Company's public disclosure.



VAIL RESORTS


Extraordinary Resorts. Exceptional Experiences.™

Rum Cay Resort Marina, The Bahamas

VAIL

BEAVER CREEK

BRECKENRIDGE

KEYSTONE

HEAVENLY

ROCKRESORTS

GRAND TETON LODGE COMPANY

VAIL RESORTS DEVELOPMENT COMPANY

WWW.VAILRESORTS.COM

END